Consolidated Financial Statements and Reports of Independent Registered Public Accounting Firms for the years 2018, 2017, and 2016

Contents

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES
APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	F-256
APPENDIX II Additional information on investments joint ventures and associates in the BBVA Group	F-264
APPENDIX III Changes and notification of participations in the BBVA Group in 2018	F-265
APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2018	F-268
APPENDIX V BBVA Group’s structured entities. Securitization funds	F-269
APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2018, 2017 and 2016	F-271
APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2018, 2017 and 2016	F-275
APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012	F-278
APPENDIX IX Additional information on Risk Concentration	F-294

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Banco Bilbao Vizcaya Argentaria, S.A.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, recognized income and expenses, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Changes in Accounting Principles

As discussed in Note 1.3 to the consolidated financial statements, in 2018 the Company has changed its method of accounting for financial instruments due to the adoption of International Financial Reporting Standard 9, Financial Instruments, and the Company has elected to change its method of accounting for hyperinflationary economies under International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

   /s/  KPMG Auditores, S.L.

We have served as the Company’s auditor since 2017.

Madrid, Spain

March 28, 2019, except for Note 6 and ordinary earnings and ordinary income by operating segment disclosed in Note 55.2, as to which the date is June 25, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheet of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” - Note 3) as of December 31, 2016 and the related consolidated income statement, statement of recognized income and expenses, statement of changes in equity and statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group’s Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2016 and the consolidated results of their operations and their cash flows for the year then ended in conformity with the International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS – IASB”).

/s/ DELOITTE, S.L.

Madrid, Spain

March 31, 2017

Consolidated balance sheets as of December 31, 2018, 2017 and 2016

ASSETS (Millions of Euros)
	Notes	2018	2017	2016
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	9	58,196	42,680	40,039
FINANCIAL ASSETS HELD FOR TRADING	10	90,117	64,695	74,950
Derivatives		30,536	35,265	42,955
Equity instruments		5,254	6,801	4,675
Debt securities		25,577	22,573	27,166
Loans and advances to central banks		2,163	-	-
Loans and advances to credit institutions		14,566	-	-
Loans and advances to customers		12,021	56	154
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	11	5,135
Equity instruments		3,095
Debt securities		237
Loans and advances to central banks		-
Loans and advances to credit institutions		-
Loans and advances to customers		1,803
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	1,313	2,709	2,062
Equity instruments		-	1,888	1,920
Debt securities		1,313	174	142
Loans and advances to central banks		-	-	-
Loans and advances to credit institutions		-	-	-
Loans and advances to customers		-	648	-
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	13	56,337	69,476	79,221
Equity instruments		2,595	3,224	4,641
Debt securities		53,709	66,251	74,580
Loans and advances to central banks		-	-	-
Loans and advances to credit institutions		33	-	-
Loans and advances to customers		-	-	-
FINANCIAL ASSETS AT AMORTIZED COST	14	419,660	445,275	483,672
Debt securities		32,530	24,093	28,905
Loans and advances to central banks		3,941	7,300	8,894
Loans and advances to credit institutions		9,163	26,261	31,373
Loans and advances to customers		374,027	387,621	414,500
HEDGING DERIVATIVES	15	2,892	2,485	2,833
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(21)	(25)	17
JOINT VENTURES AND ASSOCIATES	16	1,578	1,588	765
Joint ventures		173	256	229
Associates		1,405	1,332	536
INSURANCE AND REINSURANCE ASSETS	23	366	421	447
TANGIBLE ASSETS	17	7,229	7,191	8,941
Property, plants and equipment		7,066	6,996	8,250
For own use		6,756	6,581	7,519
Other assets leased out under an operating lease		310	415	732
Investment properties		163	195	691
INTANGIBLE ASSETS	18	8,314	8,464	9,786
Goodwill		6,180	6,062	6,937
Other intangible assets		2,134	2,402	2,849
TAX ASSETS	19	18,100	16,888	18,245
Current		2,784	2,163	1,853
Deferred		15,316	14,725	16,391
OTHER ASSETS	20	5,472	4,359	7,274
Insurance contracts linked to pensions		-	-	-
Inventories		635	229	3,298
Other		4,837	4,130	3,976
NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	21	2,001	23,853	3,603
TOTAL ASSETS		676,689	690,059	731,856

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated balance sheets as of December 31, 2018, 2017 and 2016

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	2018	2017	2016
FINANCIAL LIABILITIES HELD FOR TRADING	10	80,774	46,182	54,675
Trading derivatives		31,815	36,169	43,118
Short positions		11,025	10,013	11,556
Deposits from central banks		10,511	-	-
Deposits from credit institutions		15,687	-	-
Customer deposits		11,736	-	-
Debt certificates		-	-	-
Other financial liabilities		-	-	-
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	12	6,993	2,222	2,338
Deposits from central banks		-	-	-
Deposits from credit institutions		-	-	-
Customer deposits		976	-	-
Debt certificates		2,858	-	-
Other financial liabilities		3,159	2,222	2,338
Of which: Subordinated liabilities		-	-	-
FINANCIAL LIABILITIES AT AMORTIZED COST	22	509,185	543,713	589,210
Deposits from central banks		27,281	37,054	34,740
Deposits from credit institutions		31,978	54,516	63,501
Customer Deposits		375,970	376,379	401,465
Debt certificates		61,112	63,915	76,375
Other financial liabilities		12,844	11,850	13,129
Of which: Subordinated liabilities		18,047	17,316	17,230
HEDGING DERIVATIVES	15	2,680	2,880	2,347
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		-	(7)	-
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	23	9,834	9,223	9,139
PROVISIONS	24	6,772	7,477	9,071
Provisions for pensions and similar obligations		4,787	5,407	6,025
Other long term employee benefits		62	67	69
Provisions for taxes and other legal contingencies		686	756	418
Provisions for contingent risks and commitments		636	578	950
Other provisions		601	669	1,609
TAX LIABILITIES	19	3,276	3,298	4,668
Current		1,230	1,114	1,276
Deferred		2,046	2,184	3,392
OTHER LIABILITIES	20	4,301	4,550	4,979
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE		-	17,197	-
TOTAL LIABILITIES		623,814	636,736	676,428

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated balance sheets as of December 31, 2018, 2017 and 2016

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	2018	2017	2016
SHAREHOLDERS’ FUNDS		54,326	53,283	50,985
Capital	26	3,267	3,267	3,218
Paid up capital		3,267	3,267	3,218
Unpaid capital which has been called up		-	-	-
Share premium	27	23,992	23,992	23,992
Equity instruments issued other than capital		-	-	-
Other equity instruments		50	54	54
Retained earnings	28	23,018	23,612	21,844
Revaluation reserves	28	3	12	20
Other reserves	28	(58)	(35)	(59)
Reserves or accumulated losses of investments in subsidiaries, joint ventures and associates		(58)	(35)	(59)
Other		-	-	-
Less: Treasury shares	29	(296)	(96)	(48)
Profit or loss attributable to owners of the parent		5,324	3,519	3,475
Less: Interim dividends		(975)	(1,043)	(1,510)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	30	(7,215)	(6,939)	(3,622)
Items that will not be reclassified to profit or loss		(1,284)	(1,183)	(1,095)
Actuarial gains or losses on defined benefit pension plans		(1,245)	(1,183)	(1,095)
Non-current assets and disposal groups classified as held for sale		-	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income		(155)	-	-
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		116
Items that may be reclassified to profit or loss		(5,932)	(5,755)	(2,527)
Hedge of net investments in foreign operations (effective portion)		(218)	1	(118)
Foreign currency translation		(6,643)	(7,297)	(3,341)
Hedging derivatives. Cash flow hedges (effective portion)		(6)	(34)	16
Financial assets available for sale			1,641	947
Fair value changes of debt instruments measured at fair value through other comprehensive income		943
Hedging instruments (non-designated items)		-
Non-current assets and disposal groups classified as held for sale		1	(26)	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(9)	(40)	(31)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	31	5,764	6,979	8,064
Accumulated other comprehensive income (loss)		(3,236)	(2,550)	(1,430)
Other		9,000	9,530	9,494
TOTAL EQUITY		52,874	53,323	55,428
TOTAL EQUITY AND TOTAL LIABILITIES		676,689	690,059	731,856

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
0	Notes	2018	2017	2016
Loan commitments given	33	118,959	94,268	107,254
Financial guarantees given	33	16,454	16,545	18,267
Other commitments given	33	35,098	45,738	42,592

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated income statements for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	2018	2017	2016
Interest and other income	37.1	29,831	29,296	27,708
Interest expense	37.2	(12,239)	(11,537)	(10,648)
NET INTEREST INCOME		17,591	17,758	17,059
Dividend income	38	157	334	467
Share of profit or loss of entities accounted for using the equity method	39	(7)	4	25
Fee and commission income	40	7,132	7,150	6,804
Fee and commission expense	40	(2,253)	(2,229)	(2,086)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	41	216	985	1,375
Gains (losses) on financial assets and liabilities held for trading, net	41	707	218	248
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	41	96
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	41	143	(56)	114
Gains (losses) from hedge accounting, net	41	72	(209)	(76)
Exchange differences, net	41	(9)	1,030	472
Other operating income	42	949	1,439	1,272
Other operating expense	42	(2,101)	(2,223)	(2,128)
Income from insurance and reinsurance contracts	43	2,949	3,342	3,652
Expense from insurance and reinsurance contracts	43	(1,894)	(2,272)	(2,545)
GROSS INCOME		23,747	25,270	24,653
Administration costs		(10,494)	(11,112)	(11,366)
Personnel expenses	44.1	(6,120)	(6,571)	(6,722)
Other administrative expenses	44.2	(4,374)	(4,541)	(4,644)
Depreciation and amortization	45	(1,208)	(1,387)	(1,426)
Provisions or reversal of provisions	46	(373)	(745)	(1,186)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	47	(3,981)	(4,803)	(3,801)
Financial assets measured at amortized cost		(3,980)	(3,676)	(3,598)
Financial assets at fair value through other comprehensive income		(1)	(1,127)	(202)
NET OPERATING INCOME		7,691	7,222	6,874
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates		-	-	-
Impairment or reversal of impairment on non-financial assets	48	(138)	(364)	(521)
Tangible assets		(5)	(42)	(143)
Intangible assets		(83)	(16)	(3)
Other assets		(51)	(306)	(375)
Gains (losses) on derecognition of non - financial assets and subsidiaries, net	49	78	47	70
Negative goodwill recognized in profit or loss		-	-	-
Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	50	815	26	(31)
PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS	55.2	8,446	6,931	6,392
Tax expense or income related to profit or loss from continuing operations		(2,295)	(2,169)	(1,699)
PROFIT OR LOSS AFTER TAX FROM CONTINUING OPERATIONS		6,151	4,762	4,693
Profit or loss after tax from discontinued operations, net		-	-	-
PROFIT FOR THE YEAR		6,151	4,762	4,693
Attributable to minority interest [non-controlling interest]	31	827	1,243	1,218
Attributable to owners of the parent	55.2	5,324	3,519	3,475

		2018	2017	2016
EARNINGS PER SHARE (Euros)		0.76	0.48	0.49
Basic earnings per share from continued operations		0.76	0.48	0.49
Diluted earnings per share from continued operations		0.76	0.48	0.49
Basic earnings per share from discontinued operations		-	-	-
Diluted earnings per share from discontinued operations		-	-	-

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of recognized income and expenses for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES (MILLIONS OF EUROS)
	2018	2017	2016
PROFIT RECOGNIZED IN INCOME STATEMENT	6,151	4,762	4,693
OTHER RECOGNIZED INCOME (EXPENSES)	(2,523)	(4,439)	(3,012)
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(141)	(91)	(240)
Actuarial gains and losses from defined benefit pension plans	(79)	(96)	(303)
Non-current assets and disposal groups held for sale	-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	(172)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	166
Income tax related to items not subject to reclassification to income statement	(56)	5	63
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	(2,382)	(4,348)	(2,772)
Hedge of net investments in foreign operations (effective portion)	(244)	80	166
Valuation gains or losses taken to equity	(244)	112	166
Transferred to profit or loss	-	-	-
Other reclassifications	-	(32)	-
Foreign currency translation	(1,537)	(5,080)	(2,157)
Valuation gains or losses taken to equity	(1,542)	(5,089)	(2,110)
Transferred to profit or loss	5	(22)	(47)
Other reclassifications	-	31	-
Cash flow hedges (effective portion)	27	(67)	80
Valuation gains or losses taken to equity	(32)	(122)	134
Transferred to profit or loss	58	55	(54)
Transferred to initial carrying amount of hedged items	-	-	-
Other reclassifications	-	-	-
Available-for-sale financial assets		719	(694)
Valuation gains or losses taken to equity		384	438
Transferred to profit or loss		347	(1,248)
Other reclassifications		(12)	116
Debt securities at fair value through other comprehensive income	(901)
Valuation gains or losses taken to equity	(766)
Transferred to profit or loss	(135)
Other reclassifications	-
Non-current assets and disposal groups held for sale	20	(20)	-
Valuation gains or losses taken to equity	-	-	-
Transferred to profit or loss	20	-	-
Other reclassifications	-	(20)	-
Entities accounted for using the equity method	9	(14)	(89)
Income tax relating to items subject to reclassification to income statements	244	35	(78)
TOTAL RECOGNIZED INCOME/EXPENSES	3,628	323	1,681
Attributable to minority interest (non-controlling interests)	(420)	127	305
Attributable to the parent company	4,048	196	1,376

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2018												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2018	3,267	23,992	-	54	25,474	12	(44)	(96)	3,519	(1,043)	(8,792)	(3,378)	10,358	53,323
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	(2,713)	-	9	-	-	-	1,756	850	(822)	(919)
Adjusted initial balance	3,267	23,992	-	54	22,761	12	(34)	(96)	3,519	(1,043)	(7,036)	(2,528)	9,536	52,404
Total income/expense recognized	-	-	-	-	-	-	-	-	5,324	-	(1,276)	(1,247)	827	3,628
Other changes in equity	-	-	-	(4)	256	(10)	(23)	(199)	(3,519)	68	1,096	540	(1,364)	(3,158)
Issuances of common shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(992)	-	(4)	-	-	(975)	-	-	(378)	(2,349)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,684)	-	-	-	-	-	(1,684)
Sale or cancellation of treasury shares	-	-	-	-	(24)	-	-	1,484	-	-	-	-	-	1,460
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity (see Note 2.2.20)	-	-	-	-	1,408	(10)	(19)	-	(3,519)	1,043	1,096	540	(540)	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(19)	-	-	-	-	-	-	-	-	-	(19)
Other increases or (-) decreases in equity	-	-	-	15	(135)	-	-	-	-	-	-	-	(446)	(566)
Balances as of December 31, 2018	3,267	23,992	-	50	23,018	3	(58)	(296)	5,324	(975)	(7,215)	(3,236)	9,000	52,874

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2017												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2017	3,218	23,992	-	54	23,688	20	(67)	(48)	3,475	(1,510)	(5,458)	(2,246)	10,310	55,428
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	(1,843)	-	7	-	-	-	1,836	817	(817)	-
Adjusted initial balance	3,218	23,992	-	54	21,845	20	(60)	(48)	3,475	(1,510)	(3,622)	(1,429)	9,493	55,428
Total income/expense recognized	-	-	-	-	-	-	-	-	3,519	-	(3,317)	(1,122)	1,243	323
Other changes in equity	50	-	-	-	1,768	(8)	25	(48)	(3,475)	467	-	-	(1,207)	(2,428)
Issuances of common shares	50	-	-	-	(50)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	9	-	(9)	-	-	(900)	-	-	(290)	(1,189)
Purchase of treasury shares	-	-	-	-	-	-	-	(1,674)	-	-	-	-	-	(1,674)
Sale or cancellation of treasury shares	-	-	-	-	1	-	-	1,626	-	-	-	-	-	1,627
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	1,932	(8)	41	-	(3,475)	1,510	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(22)	-	-	-	-	-	-	-	-	-	(22)
Other increases or (-) decreases in equity	-	-	-	22	(125)	-	(6)	-	-	(144)	-	-	(917)	(1,169)
Balances as of December 31, 2017	3,267	23,992	-	54	23,612	12	(34)	(96)	3,519	(1,043)	(6,939)	(2,551)	9,529	53,323

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of changes in equity for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (MILLIONS OF EUROS)
	Capital (Note 26)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 28)	Revaluation reserves (Note 28)	Other reserves (Note 28)	(-) Treasury shares	Profit or loss attributable to owners of the parent	(-) Interim dividends (Note 4)	Accumulated other comprehensive income (Note 30)	Non-controlling interest		Total
2016												Valuation adjustments (Note 31)	Other (Note 31)
Balances as of January 1, 2016	3,120	23,992	-	35	22,588	22	(98)	(309)	2,642	(1,352)	(3,349)	(1,333)	9,325	55,281
Effect of changes in accounting policies ( Note 1.3)	-	-	-	-	(1,834)	-	7	-	-	-	1,826	816	(816)	-
Adjusted initial balance	3,120	23,992	-	35	20,754	22	(91)	(309)	2,642	(1,352)	(1,523)	(517)	8,509	55,282
Total income/expense recognized	-	-	-	-	-	-	-	-	3,475	-	(2,099)	(913)	1,218	1,681
Other changes in equity	98	-	-	19	1,090	(2)	31	260	(2,642)	(158)	-	-	(233)	(1,535)
Issuances of common shares	98	-	-	-	(98)	-	-	-	-	-	-	-	-	-
Issuances of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Settlement or maturity of other equity instruments issued	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of debt on equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	93	-	(93)	-	-	(1,301)	-	-	(234)	(1,535)
Purchase of treasury shares	-	-	-	-	-	-	-	(2,004)	-	-	-	-	-	(2,004)
Sale or cancellation of treasury shares	-	-	-	-	(30)	-	-	2,264	-	-	-	-	-	2,234
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers within total equity	-	-	-	-	1,166	(2)	126	-	(2,642)	1,352	-	-	-	-
Increase/Reduction of equity due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share based payments	-	-	-	(16)	3	-	-	-	-	-	-	-	-	(12)
Other increases or (-) decreases in equity	-	-	-	35	(44)	-	(2)	-	-	(210)	-	-	2	(219)
Balances as of December 31, 2016	3,218	23,992	-	54	21,845	20	(60)	(48)	3,475	(1,510)	(3,622)	(1,429)	9,494	55,428

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (MILLIONS OF EUROS)
	Notes	2018	2017	2016
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)	51	8,664	2,055	6,623
1. Profit for the year		6,151	4,762	4,693
2. Adjustments to obtain the cash flow from operating activities:		7,695	8,526	6,784
Depreciation and amortization		1,208	1,387	1,426
Other adjustments		6,487	7,139	5,358
3. Net increase/decrease in operating assets		(12,679)	(4,894)	(4,428)
Financial assets held for trading		1,379	5,662	1,289
Non-trading financial assets mandatorily at fair value through profit or loss		(643)
Other financial assets designated at fair value through profit or loss		349	(783)	(2)
Financial assets at fair value through other comprehensive income		(206)	5,032	14,445
Loans and receivables		(12,652)	(14,503)	(21,075)
Other operating assets		(906)	(302)	915
4. Net increase/decrease in operating liabilities		10,286	(3,916)	1,273
Financial liabilities held for trading		(466)	(6,057)	361
Other financial liabilities designated at fair value through profit or loss		1,338	19	(53)
Financial liabilities at amortized cost		10,481	2,111	(7)
Other operating liabilities		(1,067)	11	972
5. Collection/Payments for income tax		(2,789)	(2,423)	(1,699)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)	51	7,516	2,902	(560)
1. Investment		(2,154)	(2,339)	(3,978)
Tangible assets		(943)	(777)	(1,312)
Intangible assets		(552)	(564)	(645)
Investments in joint ventures and associates		(150)	(101)	(76)
Subsidiaries and other business units		(20)	(897)	(95)
Non-current assets held for sale and associated liabilities		(489)	-	-
Held-to-maturity investments			-	(1,850)
Other settlements related to investing activities		-	-	-
2. Divestments		9,670	5,241	3,418
Tangible assets		731	518	795
Intangible assets		-	47	20
Investments in joint ventures and associates		558	18	322
Subsidiaries and other business units		4,268	936	73
Non-current assets held for sale and associated liabilities		3,917	1,002	900
Held-to-maturity investments			2,711	1,215
Other collections related to investing activities		196	9	93
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)	51	(5,092)	(98)	(1,113)
1. Payments		(8,995)	(5,763)	(4,335)
Dividends		(2,107)	(1,698)	(1,599)
Subordinated liabilities		(4,825)	(2,098)	(502)
Treasury stock amortization		-	-	-
Treasury stock acquisition		(1,686)	(1,674)	(2,004)
Other items relating to financing activities		(377)	(293)	(230)
2. Collections		3,903	5,665	3,222
Subordinated liabilities		2,451	4,038	1,000
Treasury shares increase		-	-	-
Treasury shares disposal		1,452	1,627	2,222
Other items relating to financing activities		-	-	-
D) EFFECT OF EXCHANGE RATE CHANGES		(2,498)	(4,266)	(3,463)
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		8,590	594	1,489
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		45,549	44,955	43,466
G) CASH AND CASH EQUIVALENTS AT END OF THE YEAR (E+F)	51	54,138	45,549	44,955

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR (Millions of Euros)
		2018	2017	2016
Cash		6,346	6,416	7,413
Balance of cash equivalent in central banks		47,792	39,132	37,542
Other financial assets		-	-	-
Less: Bank overdraft refundable on demand		-	-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR	51	54,138	45,549	44,955

The accompanying Notes 1 to 56 are an integral part of the consolidated financial statements.

Notes to the Consolidated Financial Statements

1.    Introduction, basis for the presentation of the Consolidated Financial Statements, internal control over financial reporting and other information

1.1   Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as noted on its web site (www.bbva.com).

In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate Financial Statements, the Bank is required to prepare Consolidated Financial Statements comprising all consolidated subsidiaries of the Group.

As of December 31, 2018, the BBVA Group had 297 consolidated entities and 66 entities accounted for using the equity method (see Notes 3 and 16 and Appendix I to V).

The Consolidated Financial Statements of the BBVA Group for the year ended December 31, 2018 have been authorized for issue on March 28, 2019.

1.2   Basis for the presentation of the Consolidated Financial Statements

The BBVA Group’s Consolidated Financial Statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of December 31, 2018, considering the Bank of Spain Circular 4/2017, and with any other legislation governing financial reporting applicable to the Group in Spain.

The BBVA Group’s accompanying Consolidated Financial Statements for the year ended December 31, 2018 were prepared by the Group’s Directors (through the Board of Directors meeting held on February 11, 2019) by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s total consolidated equity and financial position as of December 31, 2018, together with the consolidated results of its operations and cash flows generated during the year ended December 31, 2018.

These Consolidated Financial Statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.

The amounts reflected in the accompanying Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3   Comparative information

Changes in accounting policies

Application of IFRS 9

As of January 1, 2018, IFRS 9 “Financial instruments” replaced IAS 39 “Financial Instruments: Recognition and Measurement” and includes changes in the requirements for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting (see Note 2.2.1). As permitted by the standard, IFRS 9 has not been applied retrospectively for previous years. The impact of the first application of IFRS 9 is presented in Note 2.4.

As a consequence of the application of IFRS 9, the comparative information for the financial years 2017 and 2016 included in these Consolidated Financial Statements has been subject to some non-significant modifications in order to improve the comparability with the figures of the financial year 2018.

Hyperinflationary economies

The Group’s experience applying IAS 29 "Financial information in hyperinflationary economies" in its subsidiaries in Venezuela allows us to confirm the complexity of applying the accounting mechanism of inflation together with the historical movements of the exchange rates in a way that results are economically understandable, especially when there is not a consistent evolution between inflation and exchange rate in each period.

In this context, with the aim of improving the faithful representation of the financial statements, during 2018 the Group made an accounting policy change which involves recording in a single account of "Shareholders’ funds – retained earnings", both the revaluation of non-monetary items due to the effect of hyperinflation and the differences generated when translating the restated financial statements of the subsidiaries in hyperinflationary economies into euros. Translation differences, prior to the accounting policy change were recorded in the item “Accumulated other comprehensive income – items that may be reclassified to profit or loss – foreign currency translation” (see Notes 2.2.16 and 2.2.20). The accounting policy change, in accordance with IAS 8, offers and provides more reliable and relevant information of operations in hyperinflationary economies.

In order to make the information comparable, we have restated the information of the previous years, in such a way that €1,853, €1,836 and €1,826 million have been reclassified from "Accumulated other comprehensive income – items that may be reclassified to profit or loss – foreign currency translation" to "Shareholders’ funds – retained earnings" as of December 31, 2017, December 31, 2016 and January 1, 2016, respectively, relating to the Group companies registered in Venezuela (an economy that was also considered hyperinflationary in 2017 and 2016). Additionally, €828, €817 and €816 million have been reclassified from “Non-controlling interest –Accumulated other comprehensive income” to “Non-controlling interest – other” as of December 31, 2017, December 31, 2016 and January 1, 2016, respectively.

The reclassification corresponding to January 1, 2018, 2017 and 2016 is recorded as "Effects of changes in accounting policies" in the Consolidated Statement of Changes in Equity corresponding to the years ended December 31, 2018, 2017 and 2016. In the consolidated balance sheet as of December 31, 2018, 2017 and 2016, the heading " Shareholders’ funds – retained earnings” includes both the translation differences and the effects of restatement for inflation.

Operating segments

During 2018, there were no significant changes to the existing structure of the BBVA Group’s operating segments in comparison to 2017 (see Note 6). Certain prior year balances have been reclassified to conform to current year presentation.

1.4   Seasonal nature of income and expenses

The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, which are not significantly affected by seasonal factors within the same year.

1.5   Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.

Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

•           Impairment on certain financial assets (see Notes 7, 13, 14 and 16).

•           The assumptions used to quantify certain provisions (see Note 24) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 25).

•           The useful life and impairment losses of tangible and intangible assets (see Notes 17, 18, 20 and 21).

•           The valuation of goodwill and price allocation of business combinations (see Note 18).

•           The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 13).

•           The recoverability of deferred tax assets (See Note 19).

Although these estimates were made on the basis of the best information available as of the end of the reporting period, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

During 2018, 2017 and 2016 there were no significant changes to the assumptions and estimations, except as indicated in these Consolidated Financial Statements.

1.6   BBVA Group’s Internal Control over Financial Reporting

BBVA Group’s Consolidated Financial Statements are prepared under an Internal Control over Financial Reporting Model (hereinafter “ICFR"). It provides reasonable assurance with respect to the reliability and the integrity of the consolidated financial statements. It is also aimed to ensure that the transactions are processed in accordance with the applicable laws and regulations.

The ICFR is in accordance with the control framework established in 2013 by the “Committee of Sponsoring Organizations of the Treadway Commission” (hereinafter, "COSO"). The COSO 2013 framework sets five components that constitute the basis of the effectiveness and efficiency of the internal control systems:

•           The establishment of an appropriate control framework.

•           The assessment of the risks that could arise during the preparation of the financial information.

•           The design of the necessary controls to mitigate the identified risks.

•           The establishment of an appropriate system of information to detect and report system weaknesses.

•           The monitoring activities over the controls to ensure they perform correctly and are effective over time.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the BBVA Group’s businesses and processes, as well as the risks and controls designed to mitigate them. It is subject to a continuous evaluation by the internal control units located in the different entities of BBVA Group.

These internal control units are integrated within the BBVA internal control model which is based in two pillars:

•           A control system organized into three lines of defense:

- The first line is located within the business and support units, which are responsible for identifying risks associated with their processes and to execute the controls established to mitigate them.

- The second line comprises the specialized control units (Compliance, Internal Financial Control, Internal Risk Control, Engineering Risk, Fraud & Security, and Operations Control among others). This second line defines the models and controls under their areas of responsibility and monitors the design, correct implementation and effectiveness of the controls

- The third line is the Internal Audit unit, which conducts an independent review of the model, verifying the compliance and effectiveness of the model.

•           A set of committees called Corporate Assurance that helps to escalate the internal control issues to the management at a Group level and also in each of the countries where the Group operates.

The internal control units comply with a common and standard methodology established at Group level, as set out in the following diagram:

The ICFR Model is subject to annual evaluations by the Group’s Internal Audit Unit. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

The BBVA Group is also required to comply with Sarbanes-Oxley Act (hereafter “SOX”) for Consolidated Financial Statements as a listed company with the U.S. Securities and Exchange Commission (“SEC”). The main senior executives of the Group are involved in the design, compliance and implementation of the internal control model to make it effective and to ensure the quality and accuracy of the financial information.

2.  Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

The Glossary includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1   Principles of consolidation

In terms of its consolidation, in accordance with the criteria established by IFRS, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, defined as follows:

•           Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are fully consolidated with those of the Bank. The share of non-controlling interests from subsidiaries in the Group’s consolidated total equity is presented under the heading “Minority interests (Non-controlling interests)” in the consolidated balance sheet. Their share in the profit or loss for the period or year is presented under the heading “Attributable to minority interest (non-controlling interests)” in the accompanying consolidated income statement (see Note 31).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2018. Appendix I includes other significant information on these entities.

•           Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control with third parties other than the Group (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The investments in joint ventures are accounted for using the equity method (see Note 16). Appendix II shows the main figures for joint ventures accounted for using the equity method.

•           Associates

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Financial assets at fair value through other comprehensive income”.

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities. As of December 31, 2018, 2017 and 2016 these entities are not significant in the Group.

Appendix II shows the most significant information related to the associates (see Note 16), which are accounted for using the equity method.

•           Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the voting rights relate to administrative matters only and the relevant activities are directed by means of contractual arrangements (see Glossary).

In those cases where the Group sets up entities or has a holding in such entities, in order to allow its customers access to certain investments, to transfer risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine whether there is control by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor’s returns.

•           Structured entities subject to consolidation

To determine if a structured entity is controlled by the Group, and therefore should be consolidated into the Group, the existing contractual rights (different from the voting rights) are analyzed. For this reason, an analysis of the structure and purpose of each investee is performed and, among others, the following factors will be considered:

- Evidence of the current ability to manage the relevant activities of the investee according to the specific business needs (including any decisions that may arise only in particular circumstances).

- Potential existence of a special relationship with the investee.

- Implicit or explicit Group commitments to support the investee.

- The ability to use the Group´s power over the investee to affect the amount of the Group’s returns.

There are cases where the Group has a high exposure to variable returns and retains decision-making power over the investee, either directly or through an agent.

The main structured entities of the Group are the asset securitization funds, to which the BBVA Group transfers loans and receivables portfolios, and other vehicles, which allow the Group’s customers to gain access to certain investments or to allow for the transfer of risks or for other purposes (see Appendices I and V). The BBVA Group maintains the decision-making power over the relevant activities of these vehicles and financial support through securitized market standard contracts. The most common ones are: investment positions in equity note tranches, funding through subordinated debt, credit enhancements through derivative instruments or liquidity lines, management rights of defaulted securitized assets, “clean-up” call derivatives, and asset repurchase clauses by the grantor.

For these reasons, the loans and receivable portfolios related to the vast majority of the securitizations carried out by the Bank or Group subsidiaries are not derecognized in the books of said entity and the issuances of the related debt securities are recorded as liabilities within the Group’s consolidated balance sheet.

•           Non-consolidated structured entities

The Group owns other vehicles also for the purpose of allowing customers access to certain investments, to transfer risks, and for other purposes, but without the Group having control of the vehicles, which are not consolidated in accordance with “IFRS 10 - Consolidated Financial Statements”. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s Consolidated Financial Statements.

As of December 31, 2018, 2017 and 2016 there was no material financial support from the Bank or its subsidiaries to unconsolidated structured entities.

The Group does not consolidate any of the mutual funds it manages since the necessary control conditions are not met (see definition of control in the Glossary). Particularly, the BBVA Group does not act as arranger but as agent since it operates the mutual funds on behalf and for the benefit of investors or parties (arranger or arrangers) and, for this reason it does not control the mutual funds when exercising its authority for decision making.

The mutual funds managed by the Group are not considered structured entities (generally, retail funds without corporate identity over which investors have participations which gives them ownership of said managed equity). These funds are not dependent on a capital structure that could prevent them from carry out activities without additional financial support, being in any case insufficient as far as the activities themselves are concerned. Additionally, the risk of the investment is absorbed by the fund participants, and the Group is only exposed when it becomes a participant, and as such, there is no other risk for the Group.

In all cases, the operating results of equity method investees acquired by the BBVA Group in a particular period only include the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any only include year the period from the start of the year to the date of disposal.

The consolidated financial statements of subsidiaries, associates and joint ventures used in the preparation of the Consolidated Financial Statements of the Group have the same presentation date as the Consolidated Financial Statements. If financial statements at those same dates are not available, the most recent will be used, as long as these are not older than three months, and adjusted to take into account the most significant transactions. As of December 31, 2018, except for the case of the consolidated financial statements of two subsidiaries and six associates and joint-ventures deemed non-significant for which financial statements  as of November 30, 2018 were used, the December 31, 2018 financial statements for of all Group entities were utilized.

BBVA banking subsidiaries, associates and joint ventures worldwide, are subject to supervision and regulation from a variety of regulatory bodies in relation to, among other aspects, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of such entities to transfer funds in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where such entities are incorporated, dividends may only be paid out through funds legally available for such purpose. Even when the minimum capital requirements are met and funds are legally available, the relevant regulators or other public administrations could discourage or delay the transfer of funds to the Group in the form of cash, dividends, loans or advances for prudential reasons.

2.2   Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these Consolidated Financial Statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been made in the consolidation process to standardize these principles and criteria and comply with the IFRS-IASB.

The accounting standards and policies and valuation criteria used in preparing the accompanying Consolidated Financial Statements are as follows:

2.2.1   Financial instruments

As mentioned in Note 1.3, IFRS 9 became effective as of January 1, 2018 and replaced IAS 39 regarding the classification and measurement of financial assets and liabilities, the impairment of financial assets and hedge accounting.

The disclosures related to the financial years 2017 and 2016 are based on the accounting policies and valuation criteria applicable under IAS 39.

Classification and measurement of financial assets under IFRS 9

Classification of financial assets

IFRS 9 contains three main categories for financial assets classification: measured at amortized cost, measured at fair value with changes through other comprehensive income, and measured at fair value through profit or loss.

The classification of financial assets measured at amortized cost or fair value must be carried out on the basis of two tests: the entity's business model and the assessment of the contractual cash flow, commonly known as the "solely payments of principle and interest" criterion (hereinafter, the SPPI).

A debt instrument will be classified in the amortized cost portfolio if the two following conditions are fulfilled:

•           The financial asset is managed within a business model whose purpose is to maintain the financial assets to receive contractual cash flows; and

•           In accordance with the contractual characteristics of the instrument its cash flows only represent the return of the principal and interest, basically understood as consideration for the time value of money and the debtor's credit risk.

A debt instrument will be classified in the portfolio of financial assets at fair value with changes through other comprehensive income if the two following conditions are fulfilled:

•           The financial asset is managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets, and

•           The contractual characteristics of the instrument generate, at specific dates, cash flows which only represent the return of the principal and interest.

A debt instrument will be classified at fair value with changes in profit and loss provided that the entity's business model for their management or the contractual characteristics of its cash flows do not require classification into one of the portfolios described above.

In general, equity instruments will be measured at fair value through profit or loss. However the Group may make an irrevocable election at initial recognition to present subsequent changes in the fair value through other comprehensive income.

Financial assets will only be reclassified when BBVA Group decides to change the business model. In this case, all of the financial assets assigned to this business model will be reclassified. The change of the objective of the business model should occur before the date of the reclassification.

Valuation of financial assets

All financial instruments are initially recognized at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the instrument.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement in the period in which the change occurred (see Note 37). The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets.

“Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit and loss” and “Financial assets designated at fair value through profit or loss”

Financial assets are recorded under the heading “Financial assets held for trading” if the objective of the business model is to generate gains by buying and selling these financial instruments or generate short-term results. The financial assets recorded in the heading “Non-trading financial assets mandatorily at fair value through profit and loss” are assigned to a business model which objective is to obtain the contractual cash flows and / or to sell those instruments but its contractual cash flows do not comply with the requirements of the SPPI test. In “Financial assets designated at fair value through profit or loss” the Group classifies financial assets only if it eliminates or significantly reduces a measurement or recognition inconsistency (an ‘accounting mismatch’) that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains or losses on them, on different bases.

The assets recognized under these headings of the consolidated balance sheets are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (see Note 41). Interests from derivatives designated as economic hedges on interest rate are recognized in “Interest and other income” or “Interest expense” (see Note 37), depending on the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (Note 41).

”Financial assets at fair value through other comprehensive income”

•           Debt instruments

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily net of tax effect, under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Fair value changes of debt instruments measured at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

The amounts recognized under the headings “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Fair value changes of financial assets measured at fair value through other comprehensive income” and “Accumulated other comprehensive income- Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” or “Exchange differences, net", as appropriate, in the consolidated income statement for the year in which they are derecognized (see Note 41).

The net impairment losses in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment losses on financial assets, net – Financial assets at fair value through other comprehensive income” (see Note 47) in the consolidated income statements for that period.

Changes in foreign exchange rates which affect monetary items are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).

•           Equity instruments

The BBVA Group, at the time of the initial recognition, may elect to present changes in the fair value in other comprehensive income of an investment in an equity instrument that is not held for trading. The election is irrevocable and can be made on an instrument-by-instrument basis. Subsequent changes in fair value (gains or losses) are recognized, under the heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income”.

“Financial assets at amortized cost”

A financial asset is classified as subsequently measured at amortized cost if it is held within a business model whose objective is to hold financial assets in order to collect and it meets the SPPI Criterion.

The assets under this category are subsequently measured at amortized cost, using the effective interest rate method.

Net impairment losses of assets recorded under these headings arising in each period are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see Note 47) in the consolidated income statement for that period.

Classification and measurement of financial liabilities under IFRS 9

Classification of financial liabilities

Under IFRS 9, financial liabilities are classified in the following categories:

•           Financial liabilities at amortized cost;

•           Financial liabilities that are held for trading including derivatives are financial instruments which are recorded in this category when the Group’s objective is to generate gains by buying and selling these financial instruments;

•           Financial liabilities that are designated at fair value through profit or loss on initial recognition under the Fair Value Option. The Group has the option to designate irrevocably on initial recognition a financial liability as at fair value through profit or loss provided that doing so results in the elimination or significant reduction of measurement or recognition inconsistency, or if a group of financial liabilities, or a group of financial assets and financial liabilities, has to be managed, and its performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy.

Valuation of financial liabilities

All financial instruments are initially recognized at fair value plus, in the case of a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial liability. Unless there is evidence to the contrary, the best evidence of the fair value of a financial instrument at initial recognition shall be the transaction price.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement in the period in which the change occurred (see Note 37).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial liabilities.

“Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss“

The subsequent changes in the fair value (gains or losses) of the liabilities recognized under these headings of the consolidated balance sheets are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (see Note 41), except for the financial liabilities designated at fair value through profit and loss under the fair value option for which the amount of change in the fair value that is attributable to changes in the own credit risk which is presented in under the heading “Accumulated other comprehensive income (loss) – Items that will not be reclassified to profit or loss – Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk”. Interests from derivatives designated as economic hedges on interest rate are recognized in “Interest and other income” or “Interest expense” (Note 37), depending on the result of the hedging instrument. However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (Note 41).

“Financial liabilities at amortized cost”

The liabilities under this category are subsequently measured at amortized cost, using the effective interest rate method.

Measurement of financial assets and liabilities under IAS 39 applicable in the financial years 2017 and 2016

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Unless there is evidence to the contrary, the best evidence of the fair value of a financial instrument at initial recognition shall be the transaction price.

Excluding all trading derivatives not considered as accounting or economic hedges, all the changes in the fair value of the financial instruments arising from the accrual of interest and similar items are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement the year in which the change occurred (see Note 37). The dividends received from other entities, other than associated entities and joint venture entities, are recognized under the heading “Dividend income” in the accompanying consolidated income statement in the year in which the right to receive them arises (see Note 38).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

“Financial assets and liabilities held for trading” and “Financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured upon acquisition at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (see Note 41). Interests from derivatives designated as economic or accounting hedges on interest rate are recognized under the heading “Interest and other income” or “Interest expense” (Note 37), depending on the result of the hedging instrument. Changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Gains (losses) on financial assets and liabilities, net” in the accompanying consolidated income statements (Note 41).

“Financial assets at fair value through other comprehensive income”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily net of tax effect, under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income” in the consolidated balance sheets (see Note 30).

The amounts recognized under the headings “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income” and “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences” continue to form part of the Group's consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized on the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Gains (losses) on financial assets and liabilities, net” or “Exchange differences, net", as appropriate, in the consolidated income statement for the year in which they are derecognized (see Note 41).

The net impairment losses in “Financial assets at fair value through other comprehensive income” over the year are recognized under the heading “Impairment losses on financial assets, net – Other financial instruments not at fair value through profit or loss” (see Note 47) in the consolidated income statements for that year.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates which affect monetary items are recognized under the heading “Exchange differences, net" in the accompanying consolidated income statements (see Note 41).

“Financial assets and liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are subsequently measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities generally intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in each year are recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss – financial assets measured at cost” (see Note 47) in the consolidated income statement for that year.

“Derivatives-Hedge Accounting” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” applicable in the financial years 2018, 2017 and 2016

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

•           In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Gains or losses from hedge accounting, net” in the consolidated income statement, with a corresponding offset under the headings where hedging items ("Hedging derivatives") and the hedged items are recognized, as applicable. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and other income” or “Interest expense”, as appropriate, in the accompanying consolidated income statement (see Note 37).

•           In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are also recognized in the consolidated income statement (in both cases under the heading “Gains or losses from hedge accounting, net”, using, as a balancing item, the headings "Fair value changes of the hedged items in portfolio hedges of interest rate risk" in the consolidated balance sheets, as applicable).

•           In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading   ”Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Hedging derivatives. Cash flow hedges” in the consolidated balance sheets, with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences are recognized in the accompanying consolidated income statement under the headings “Interest and other income” or “Interest expense” at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item (see Note 37).

•           Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Gains or losses from hedge accounting, net” in the consolidated income statement (see Note 41).

•           In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading "Accumulated other comprehensive income - Items that may be reclassified to profit or loss – Hedging of net investments in foreign transactions" in the consolidated balance sheets with a balancing entry under the heading “Hedging derivatives” of the Assets or Liabilities of the consolidated balance sheets as applicable. These differences in valuation are recognized under the heading “Exchange differences, net" in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized (see Note 41).

Other financial instruments under IAS 39 applicable in the financial years 2017 and 2016

The following exceptions are applicable with respect to the above general criteria:

•           Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are recorded in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss (see Note 8).

•           Accumulated other comprehensive income arising from financial instruments classified at the consolidated balance sheet date as “Non-current assets and disposal groups classified as held for sale” are recognized with the corresponding entry under the heading “Accumulated other comprehensive income- Items that may be reclassified to profit or loss – Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets (see note 30).

Impairment losses on financial assets

Definition of impaired financial assets under IFRS 9

IFRS 9 replaced the "incurred loss" model in IAS 39 with one of "expected credit loss". The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value with changes in accumulated other comprehensive income, except for investments in equity instruments and contracts for financial guarantees and loan commitments unilaterally revocable by BBVA. Likewise, all the financial instruments valued at fair value with change through profit and loss are excluded from the impairment model.

The new standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired financial assets (Stage 3).

The calculation of the provisions for credit risk in each of these three categories must be done differently. In this way, expected loss up to 12 months for the financial assets classified in the first of the aforementioned categories must be recorded, while expected losses estimated for the remaining life of the financial assets classified in the other two categories must be recorded. Thus, IFRS 9 differentiates between the following concepts of expected loss:

•           Expected loss at 12 months: expected credit loss that arises from possible default events within 12 months following the presentation date of the financial statements; and

•           Expected loss during the life of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument.

All this requires considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.

The BBVA Group has applied the following definitions in accordance with IFRS 9:

Default

BBVA has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.

The Group has considered there is a default when one of the following situations occurs:

•           Payment past-due for more than 90 days; or

•           There are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2018, the Group has not considered periods higher than 90 days for any of the significant portfolios.

Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•           Significant financial difficulty of the issuer or the borrower.

•           A breach of contract (e.g. a default or past due event).

•           A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

•           It becoming probable that the borrower will enter bankruptcy or other financial reorganization.

•           The disappearance of an active market for that financial asset because of financial difficulties.

•           The purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The definition of impaired financial assets in the Group is aligned with the definition of default explained in the above paragraphs.

Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally, although the specific characteristics of each geographic area are respected:

•           Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current transactions are at the time implementation of the standard, some simplifications were made to compare the probabilities of default between the current and the initial moment, based on the best information available at that moment.

•           Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so the quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Additionally, instruments under one of the following circumstances are considered Stage 2:

•           More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2018, the Group has not considered periods higher than 30 days for any of the significant portfolios.

•           Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

•           Refinance or restructuring that does not show evidence of impairment.

Although the standard introduces a series of operational simplifications or practical solutions for analyzing the increase in significant risk, the Group does not use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date.

Thus the classification of financial instruments subject to impairment under the new IFRS 9 is as follows:

•           Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses.

•           Stage 2– significant increases in credit risk

When the credit risk of a financial asset has increased significantly since the initial recognition, the impairment losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

•           Stage 3 – Impaired

When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

Definition of impaired financial assets under IAS 39 applicable in the financial years 2017 and 2016

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

•           In the case of debt instruments (loans and advances and debt securities), reduce the future cash flows that were estimated at the time the instruments were acquired. So they are considered impaired when there are reasonable doubts that the carrying amounts will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

•           In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets at fair value through other comprehensive income is not recognized in the consolidated income statement, but under the heading " Accumulated other comprehensive income - Items that may be reclassified to profit or loss - financial assets at fair value through other comprehensive income" in the consolidated balance sheet (see Note 30).

In general, amounts collected on impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

When the recovery of any recognized amount is considered remote, such amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

Method for calculating expected credit loss under IFRS 9

Method for calculating expected loss

In accordance with IFRS 9, the measurement of expected losses must reflect:

•           A considered and unbiased amount, determined by evaluating a range of possible results.

•           The time value of money.

•           Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

The Group measures the expected losses both individually and collectively. The purpose of the Group's individual measurement is to estimate expected losses for significant impaired instruments, or instruments classified in Stage 2. In these cases, the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

For the collective measurement of expected losses the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, similar characteristics of the credit risk, indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

•           Type of instrument.

•           Rating or scoring tools.

•           Credit risk scoring or rating.

•           Type of collateral.

•           Amount of time at default for stage 3.

•           Segment.

•           Qualitative criteria which can have a significant increase in risk.

•           Collateral value if it has an impact on the probability of a default event.

The estimated losses are derived from the following parameters:

•           PD: estimate of the probability of default in each period.

•           EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the presentation date of the financial statements.

•           LGD: estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the Group supervises the changes in credit risk through monitoring the external published credit ratings.

To determine whether there is a significant increase in credit risk that is not reflected in the published ratings, the Group also revises the changes in bond yields, and when they are available, the prices of CDS, together with the news and regulatory information available on the issuers.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are Gross Domestic Product (GDP), tax rates, unemployment rate and loan to value (LTV).

Method for calculating the impairment on financial assets under IAS 39 applicable in the financial years 2017 and 2016

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received to assure (in part or in full) the performance of the financial assets. The BBVA Group recognizes impairment charges directly against the impaired financial asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it recognizes non-performing loan provisions for the estimated losses.

Impairment of debt instruments measured at amortized cost

With regard to impairment losses arising from insolvency risk of the obligors (credit risk), a debt instrument, mainly Loans and receivables, is impaired due to insolvency when a deterioration in the ability to pay by the obligor is evidenced, either due to past due status or for other reasons.

The BBVA Group has developed policies, methods and procedures to estimate incurred losses on outstanding credit risk. These policies, methods and procedures are applied in the due diligence, approval and execution of debt instruments and commitments and guarantees given; as well as in identifying the impairment and, where appropriate, in calculating the amounts necessary to cover estimated losses.

The amount of impairment losses on debt instruments measured at amortized cost is calculated based on whether the impairment losses are determined individually or collectively. First it is determined whether there is objective evidence of impairment individually for individually significant debt instrument, and collectively for debt instrument that are not individually significant. If the Group determines that there is no objective evidence of impairment, the assets are classified in groups of debt instrument based on similar risk characteristics and impairment is assessed collectively.

In determining whether there is objective evidence of impairment the Group uses observable data in the following aspects:

•           Significant financial difficulties of the obligors.

•           Ongoing delays in the payment of interest or principal.

•           Refinancing of credit due to financial difficulties by the counterparty.

•           Bankruptcy or reorganization / liquidation are considered likely.

•           Disappearance of the active market for a financial asset because of financial difficulties.

•           Observable data indicating a reduction in future cash flows from the initial recognition such as adverse changes in the payment status of the counterparty (delays in payments, reaching credit cards limits, etc.).

•           National or local economic conditions that are linked to "defaults" in the financial assets (unemployment rate, falling property prices, etc.).

Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on financial assets represents the excess of their respective carrying amounts over the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their expected future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•           All amounts that are expected to be recovered over the remaining life of the debt instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the debt instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

•           The various types of risk to which each debt instrument is subject.

•           The circumstances in which collections will foreseeably be made.

Impairment losses on financial assets collectively evaluated for impairment

With regard to the collective impairment analysis, financial assets are grouped by risk type considering the debtor's capacity to pay based on the contractual terms. As part of this analysis, the BBVA Group estimates the impairment loan losses that are not individually significant, distinguishing between those that show objective evidence of impairment, and those that do not show objective evidence of impairment, as well as the impairment of significant loans that the BBVA Group has deemed as not showing an objective evidence of impairment.

With respect to financial assets that have no objective evidence of impairment, the Group applies statistical methods using historical experience and other specific information to estimate the losses that the Group has incurred as a result of events that have occurred as of the date of preparation of the Consolidated Financial Statements but have not been known and will be apparent, individually after the date of submission of the information. This calculation is an intermediate step until these losses are identified on an individual level, at which time these financial instruments will be segregated from the portfolio of financial assets without objective evidence of impairment.

The incurred loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

•           Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•           Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.

•           Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each balance sheet date, the Group evaluates the whole amount expected to be obtained over the remaining life of the financial asset. The recoverable amount from executable secured collateral is estimated based on the property valuation, discounting the necessary adjustments to adequately account for the potential fall in value until its execution and sale, as well as execution costs, maintenance costs and sale costs.

In addition, to identify the possible incurred but not reported losses (IBNR) in the unimpaired portfolio, an additional parameter called "LIP" (loss identification period) has to be introduced. The LIP parameter is the period between the time at which the event that generates a given loss occurs and the time when the loss is identified at an individual level.

When the property right is contractually acquired at the end of the foreclosure process or when the assets of distressed borrowers are purchased, the asset is recognized in the consolidated balance sheets (see Note 2.2.4).

Impairment of other debt instruments classified as financial assets available for sale

The impairment losses on other debt instruments included in the “Available-for-sale financial asset” portfolio are equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement over their fair value.

When there is objective evidence that the negative differences arising on measurement of these debt instruments are due to impairment, they are no longer considered as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - financial assets at fair value through other comprehensive income” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred, up to the amount previously recognized in the income statement.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

•           Equity instruments classified at available for sale at fair value:

When there is objective evidence that the negative differences arising on measurement of these equity instruments are due to impairment, they are no longer recorded as “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Financial assets available for sale” and are recognized in the consolidated income statement. In general, the Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual equity instrument to determine whether it is a percentage that can be recovered through its sale in the market; other different thresholds may exist for certain equity instruments or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant equity instruments against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified at fair value through other comprehensive income is not recognized in the consolidated income statement, but under the heading " Accumulated other comprehensive income - Items that may be reclassified to profit or loss - financial assets available for sale" in the consolidated balance sheet (see Note 30).

•           Equity instruments measured at cost:

The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, unless there is better evidence, an assessment of the equity of the investee is carried out (excluding Accumulated other comprehensive income due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

Impairment losses are recognized in the consolidated income statement in the year in which they arise as a direct reduction of the cost of the instrument. These impairment losses may only be recovered subsequently in the event of the sale of these assets.

2.2.2   Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, when their implicit risks and benefits have been substantially transferred to third parties or when the control of financial asset is transferred even in case of no physical transfer or substantial retention of such assets. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

•           The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

•           A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost or fair value with changes in the income statement, whichever the case.

•           Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

2.2.3   Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, bank guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 24). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions or reversal of provision” in the consolidated income statements (see Note 46).

Income from financial guarantees is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 40).

2.2.4   Non-current assets and disposal groups held for sale and liabilities included in disposal groups classified as held for sale and Liabilities included in disposal groups classified as held for sale

The headings “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets includes the carrying amount of assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 21).

These headings include individual items and groups of items (“disposal groups”) and disposal groups that form part of a major operating segment and are being held for sale as part of a disposal plan (“discontinued operations”). The heading “Non-current assets and disposal groups held for sale” include the assets received by the subsidiaries from their debtors, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or received in payment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities included in disposal groups classified as held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets and disposal groups classified as held for sale are generally measured, at the acquisition date and at any later date deemed necessary, at either their carrying amount or the fair value of the property (less costs to sell), whichever is lower.

In the case of real estate assets foreclosed or received in payment of debts, they are initially recognized at the lower of: the restated carrying amount of the financial asset and the fair value at the time of the foreclosure or receipt of the asset less estimated sales costs. The carrying amount of the financial asset is updated at the time of the foreclosure, treating the real property received as a secured collateral and taking into account the credit risk coverage that would correspond to it according to its classification prior to the delivery. For these purposes, the collateral will be valued at its current fair value (less sale costs) at the time of foreclosure. This carrying amount will be compared with the previous carrying amount and the difference will be recognized as a provision increase, if applicable. On the other hand, the fair value of the foreclosed asset is obtained by appraisal, evaluating the need to apply a discount on the asset derived from the specific conditions of the asset or the market situation for these assets, and in any case, deducting the company’s estimated sale costs.

At the time of the initial recognition, these real estate assets foreclosed or received in payment of debts, classified as “Non-current assets and disposal groups held for sale” and “Liabilities included in disposal groups classified as held for sale” are valued at the lower of: their restated fair value less estimated sale costs and their carrying amount; a deterioration or impairment reversal can be recognized for the difference if applicable.

Non-current assets and disposal groups held for sale groups classified as held for sale are not depreciated while included under the heading “Non-current assets and disposal groups held for sale”.

Fair value of non-current assets held for sale from foreclosures or recoveries is based, mainly, in appraisals or valuations made by independent experts on an annual basis or more frequently, should there be indicators of impairment.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and liabilities included in disposal groups classified as held for sale as well as impairment losses and, where pertinent, the related recoveries, are recognized in “Profit or loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” in the consolidated income statement (see Note 50). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the consolidated balance sheet or is derecognized from the consolidated balance sheet. As long as an asset remains in this category, it will not be amortized. This heading includes the earnings from their sale or other disposal.

2.2.5   Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under finance lease, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount (see Note 17).

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading "Depreciation and Amortization" (see Note 45) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Depreciation Rates for Tangible Assets

Type of Assets	Annual Percentage
Buildings for own use	1% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the Group analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset is now recoverable, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss recognized in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

In the BBVA Group, most of the buildings held for own use are assigned to the different Cash-Generating-Units (CGU) to which they belong. The corresponding impairment analysis are performed for these CGUs to check whether sufficient cash flows are generated to support the value of the assets comprised within.

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading "Administration costs - Other administrative expenses - Property, fixtures and equipment" (see Note 44.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 17).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group determines periodically the fair value of its investment properties in such a way that, at the end of the financial year, the fair value reflects the market conditions of investment property assets’ market at this date. This fair value will be determined taking as references the valuations performed by independent experts.

2.2.6   Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate entities hold for development and sale as part of their real estate development activities (see Note 20).

The cost of inventories includes those costs incurred in their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

In the case of the cost of real estate assets accounted for as inventories, the cost is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Financing cost incurred during the year form part of cost, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from customers in distress, which the Group manages for sale, are measured at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The carrying amount at acquisition date of these properties is defined as the balance pending collection on those assets that originated said purchases (net of provisions).

Impairment

The amount of any subsequent adjustment due to inventory valuation for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are recognized under the heading "Impairment or reversal of impairment on non-financial assets” in the accompanying consolidated income statements (see Note 48) for the year in which they are incurred.

In the case of the above mentioned real-estate assets, if the fair value less costs to sell is lower than the carrying amount of the loan recognized in the consolidated balance sheet, a loss is recognized under the heading "Impairment or reversal of impairment on non-financial assets" in the consolidated income statement for the year. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the income statement heading "Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 42).

2.2.7   Business combinations

A business combination is a transaction, or any other deal, by which the Group obtains control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date, as well as the recognition of any non-controlling participation (minority interests) that may arise from the transaction.

In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss under the heading “Gains (losses) on derecognition of non-financial assets and subsidiaries, net” of the consolidated income statements. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be recognized on the same basis as would be required if the acquirer had disposed directly of the previously held equity interest.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

•           the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

•           the net fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative goodwill recognized in profit or loss”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. BBVA Group has always elected for the second method.

2.2.8   Intangible assets

Goodwill

Goodwill represents a portion of consideration transferred in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if there has been impairment (see Note 18).

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

•           Is the lowest level at which the entity manages goodwill internally.

•           Is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that cash-generating unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs or its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the remainder of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

Goodwill impairment losses are recognized under the heading "Impairment or reversal of impairment on non-financial assets – Intangible assets” in the consolidated income statements (see Note 48).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life (see Note 18).

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The defined useful life intangible asset is made up mainly of IT applications acquisition costs which have a useful life of 3 to 5 years. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading "Depreciation and amortization" (see Note 45).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment or reversal of impairment on non - financial assets- Intangible assets” in the accompanying consolidated income statements (see Note 48). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9   Insurance and reinsurance contracts

The assets and liabilities of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets, and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Insurance and reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance subsidiaries are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the reinsurer´s share of the technical provisions recognized by the consolidated insurance subsidiaries.

The heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated insurance subsidiaries to cover claims arising from insurance contracts open at period-end (see Note 23).

The income or expenses reported by the BBVA Group’s consolidated insurance subsidiaries on their insurance activities is recognized, in accordance with their nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written and a charge for the estimated cost of the claims that will be incurred at their final settlement to their consolidated income statements. At the close of each year the amounts collected and unearned, as well as the costs incurred and unpaid, are accrued.

The most significant provisions recorded by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 23.

According to the type of product, the provisions may be as follows:

Life insurance provisions:

Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

•           Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period from year-end to the end of the insurance policy period.

•           Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

Non-life insurance provisions:

•           Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums received until the closing date that has to be allocated to the period between the year-end and the end of the policy period.

•           Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the consolidated insurance subsidiaries in the policy period not elapsed at year-end.

Provision for claims:

This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance subsidiaries calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

Provision for bonuses and rebates:

This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

Technical provisions for reinsurance ceded:

Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the open reinsurance contracts.

Other technical provisions:

Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance subsidiaries to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10   Tax assets and liabilities

Expenses on corporate income tax applicable to the BBVA Group’s Spanish entities and on similar income taxes applicable to consolidated foreign entities are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate as per the tax base for the year (after deducting the tax credits or discounts allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit or discount carry forwards (see Note 19).

The "Tax Assets" line item in the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, broken down into: "Current” (amounts of tax recoverable in the next twelve months) and "Deferred" (which includes the amount of tax to be recovered in future years, including those arising from tax losses or credits for deductions or rebates that can be compensated). The "Tax Liabilities" line item in the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: "Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and "Deferred" (the amount of corporate tax payable in subsequent years).

Deferred tax liabilities attributable to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the future. Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still qualify as deferred tax assets and liabilities, and the appropriate adjustments are made on the basis of the findings of the analyses performed. In those circumstances in which it is unclear how a specific requirement of the tax law applies to a particular transaction or circumstance, and the acceptability of the definitive tax treatment depends on the decisions taken by the relevant taxation authority in future, the entity recognizes current and deferred tax liabilities and assets considering whether it is probable or not that a taxation authority will accept an uncertain tax treatment.

Thus, if the entity concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the entity uses the amount expected to be paid to (recovered from) the taxation authorities.

The income and expenses directly recognized in consolidated equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11   Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 24). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject. The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

•           They represent a current obligation that has arisen from a past event. At the date of the Consolidated Financial Statements, there is more probability that the obligation will have to be met than that it will not.

•           It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

•           The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in Note 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they will be disclosed, should they exist, in the Notes to the Consolidated Financial Statements, provided that it is probable will give rise to an increase in resources embodying economic benefits.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the Group. They also include the existing obligations of the Group when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent liabilities are not recognized in the consolidated balance sheet or the income statement (excluding contingent liabilities from business combination) but are disclosed in the Notes to the Consolidated Financial Statements, unless the possibility of an outflow of resources embodying economic benefits is remote.

2.2.12   Pensions and other post-employment commitments

Below we provide a description of the most significant accounting policies relating to post-employment and other employee benefit commitments assumed by BBVA Group entities (see Note 25).

Short-term employee benefits

Benefits for current active employees which are accrued and settled during the year and for which a provision is not required in the entity´s accounts. These include wages and salaries, social security charges and other personnel expenses.

Costs are charged and recognized under the heading “Administration costs – Personnel expenses – Other personnel expenses” of the consolidated income statement (see Note 44.1).

Post-employment benefits – Defined-contribution plans

The Group sponsors defined-contribution plans for the majority of its active employees. The amount of these benefits is established as a percentage of remuneration and/or as a fixed amount.

The contributions made to these plans in each year by BBVA Group entities are charged and recognized under the heading “Administration costs – Personnel expenses – Defined-contribution plan expense” of the consolidated income statement (see Note 44.1).

Post-employment benefits – Defined-benefit plans

Some Group entities maintain pension commitments with employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. These commitments are covered by insurance contracts, pension funds and internal provisions.

In addition, some of the Spanish entities have offered certain employees the option to retire before their normal retirement age, recognizing the necessary provisions to cover the costs of the associated benefit commitments, which include both the liability for the benefit payments due as well as the contributions payable to external pension funds during the early retirement period.

Furthermore, certain Group entities provide welfare and medical benefits which extend beyond the date of retirement of the employees entitled to the benefits.

All of these commitments are quantified based on actuarial valuations, with the amounts recorded under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheet and determined as the difference between the value of the defined-benefit commitments and the fair value of plan assets at the date of the Consolidated Financial Statements (see Note 25).

Current service cost are charged and recognized under the heading “Administration costs – Personnel expenses – Defined-benefit plan expense” of the consolidated income statement (see Note 44.1).

Interest credits/charges relating to these commitments are charged and recognized under the headings “Interest and other income” and “Interest expense” of the consolidated income statement (see Note 37).

Past service costs arising from benefit plan changes as well as early retirements granted during the year are recognized under the heading “Provisions or reversals of provisions” of the consolidated income statement (see Note 46).

Other long-term employee benefits

In addition to the above commitments, certain Group entities provide long-term service awards to their employees, consisting of monetary amounts or periods of vacation granted upon completion of a number of years of qualifying service.

These commitments are quantified based on actuarial valuations and the amounts recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet (see Note 24).

Valuation of commitments: actuarial assumptions and recognition of gains/losses

The present value of these commitments is determined based on individual member data. Active employee costs are determined using the “projected unit credit” method, which treats each period of service as giving rise to an additional unit of benefit and values each unit separately.

In establishing the actuarial assumptions we take into account that:

•           They should be unbiased, i.e. neither unduly optimistic nor excessively conservative.

•           Each assumption does not contradict the others and adequately reflect the existing relationship between economic variables such as price inflation, expected wage increases, discount rates and the expected return on plan assets, etc. Future wage and benefit levels should be based on market expectations, at the balance sheet date, for the period over which the obligations are to be settled.

•           The interest rate used to discount benefit commitments is determined by reference to market yields, at the balance sheet date, on high quality bonds.

The BBVA Group recognizes actuarial gains/losses relating to early retirement benefits, long service awards and other similar items under the heading “Provisions or reversal of provisions” of the consolidated income statement for the period in which they arise (see Note 46). Actuarial gains/losses relating to pension and medical benefits are directly charged and recognized under the heading "Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Actuarial gains or losses on defined benefit pension plans" of equity in the consolidated balance sheet (see Note 30).

2.2.13   Equity-settled share-based payment transactions

Provided they constitute the delivery of such equity instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Shareholders’ funds – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value for the employees services received, unless such fair value cannot be calculated reliably. In such case, they are measured by reference to the fair value of the equity instruments granted, taking into account the date on which the commitments were granted and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of equity instruments, but they are taken into account when determining the number of equity instruments to be issued. This will be recognized on the consolidated income statement with the corresponding increase in total consolidated equity.

2.2.14   Termination benefits

Termination benefits are recognized in the financial statements when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15   Treasury shares

The value of common stock issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized as a decrease to net equity, under the heading "Shareholders’ funds - Treasury stock" in the consolidated balance sheets (see Note 29).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Shareholders’ funds - Retained earnings” in the consolidated balance sheets (see Note 28).

2.2.16   Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the Consolidated Financial Statements are presented, is the euro. As such, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

•           Conversion of the foreign currency to the entity’s functional currency (currency of the main economic environment in which the entity operates); and

•           Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the entity’s functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or entities accounted for using the equity method) are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year. In addition,

•           Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate applicable on the purchase date.

•           Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

•           Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the year. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the year which, owing to their impact on the statements as a whole, may require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities are generally recognized under the heading "Exchange differences, net" in the consolidated income statements (see Note 41). However, the exchange differences in non-monetary items, measured at fair value, are recognized temporarily in consolidated equity under the heading “Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets (see Note 30).

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

•           Assets and liabilities: at the closing spot exchange rates as of the date of each of the consolidated balance sheets.

•           Income and expenses and cash flows are converted by applying the exchange rate applicable on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

•           Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Exchange differences” in the consolidated balance sheets (Notes 30 and 31 respectively). Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading " Accumulated other comprehensive income - Items that may be reclassified to profit or loss - Entities accounted for using the equity method" (Note 30) until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The financial statements of companies of hyperinflationary economies are restated for the effects of changes in prices before their conversion to euros following the provisions of IAS 29 "Financial information in hyperinflationary economies" (see note 2.2.20). Both these adjustments for inflation and the exchange differences that arise when converting the financial statements of companies into hyperinflationary economies are accounted for in Reserves.

The breakdown of the main consolidated balances in foreign currencies, with reference to the most significant foreign currencies, is set forth in Appendix VII.

Venezuela

Local financial statements of the Group subsidiaries in Venezuela are expressed in Venezuelan Bolivar, and converted into euros for the consolidated financial statements. As Venezuela is a country with strong exchange restrictions and has different rates officially published, since December 31, 2015, the Board of Directors considers that the use of the Venezuelan official exchanges rates for converting bolivars into euros in preparing the Consolidated Financial Statements does not reflect the true picture of the financial statements of the Group and the financial position of the Group subsidiaries in Venezuela. Therefore, since the year ended December 31, 2015, the exchange rate for converting bolivars into euros is an estimation taking into account the lack of official data and the evolution of the estimated inflation in Venezuela.

As of December 31, 2018, 2017 and 2016, the impact on the financial statements that would have resulted by applying the last published official exchange rate instead of the exchange rate estimated by BBVA Group was not significant.

2.2.17   Recognition of income and expenses

The most significant policies used by the BBVA Group to recognize its income and expenses are as follows.

Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method.

They shall be recognized within the consolidated income statement according to the following criteria, independently from the financial instruments’ portfolio which generates the income or expenses:

•           The interest income past-due before the initial recognition and pending to be received will form part of the gross carrying amount of the debt instrument.

•           The interest income accrued after the initial recognition will form part of the gross carrying amount of the debt instrument until it will be received.

The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. From that amount, the transaction costs identified as directly attributable to the arrangement of the loans and advances will be deducted. These fees are part of the effective interest rate for the loans and advances.

Once a debt instrument has been impaired, interest income is recognized applying the effective interest rate used to discount the estimated recoverable cash flows on the carrying amount of the asset.

Income from dividends received:

Dividends shall be recognized within the consolidated income statement according to the following  criteria, independently from the financial instruments’ portfolio which generates this income:

•           When the right to receive payment has been declared before the initial recognition and when the payment is pending to be received, the dividends will not form part of the gross carrying amount of the equity instrument and will not be recognized as income. Those dividends are accounted for as financial assets separately from the net equity instrument.

•           If the right to receive payment is received after the initial recognition, the dividends from the net equity instruments will be recognized within the consolidated income statement. If the dividends correspond indubitable to the profits of the issuer before the date of initial recognition, they will not be recognized as income but as reduction of the gross carrying amount of the equity instrument because it represents a partly recuperation of the investment. Amongst other circumstances, the generation date can be considered to be prior to the date of initial recognition if the amounts distributed by the issuer as from the initial recognition are higher than its profits during the same period.

Commissions, fees and similar items:

•           Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

•           Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

•           Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•           Those relating to a singular transaction, which are recognized when this singular transaction is carried out.

Non-financial income and expenses:

These are recognized for accounting purposes on an accrual basis.

Deferred collections and payments:

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18   Sales of assets and income from the provision of non-financial services

The heading “Other operating income” in the consolidated income statements includes the proceeds of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 42).

2.2.19   Leases

Lease contracts are classified as finance leases from the inception of the transaction if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset under finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets (see Note 14).

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under "Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease" in the consolidated balance sheets (see Note 17). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within "Other operating expenses" (see Note 42).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated from the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are accrued over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the Consolidated Financial Statements as for own use, and thus rental expense and income is eliminated in consolidation and the corresponding depreciation is recognized.

2.2.20   Entities and branches located in countries with hyperinflationary economies

In accordance with the IFRS criteria, to determine whether an economy has a high inflation rate, the country's economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Argentina

In 2018, the Argentinian economy was considered to be hyperinflationary as defined by the aforementioned criteria. Accordingly, as of December 31, 2018, it was necessary to adjust the financial statements of the Group's subsidiaries based in Argentina to correct for the effect of inflation.

Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and deposits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets and equity) have been re- expressed in accordance with the change in the country's Consumer Price Index.

The accumulated historical differences between the re-expressed costs and the previous costs in the non-monetary headings as of December 31, 2017 were credited to “Equity” in the balance sheet, effective on January 1, 2018, while the differences corresponding to 2018, and the re-expression of results were recognized in the consolidated income statement for 2018 in accordance with the nature of the income and expenses.

During the year ended December 31, 2018 there was a reclassification in “Transfers within total equity” of the Consolidated Statements of Changes in Equity between “Accumulated other comprehensive income” and “Shareholders’ funds – Retained earnings” for €1,096 million, and from “Non-controlling interest – Accumulated other comprehensive income (loss)” to “Non-controlling interest – Other” for €540 million in accordance with IAS 29 and the accounting policy approved by the Group in relation to the hyperinflation (see Note 1.3).

During 2018, the increase in the reserves of Group entities located in Argentina derived from the re-expression for hyperinflation (IAS 29) amounted to €703 million, of which €463 million have been recorded within “Shareholders’ funds - Retained earnings” and €240 million within “Minority interests – Other”. Furthermore, during 2018 the decrease in the reserves of Group entities located in Argentina derived from conversion (IAS 21) amounts to €-773 million, of which €-515 million have been recorded within “Shareholders’ funds - Retained earnings”, and €-258 million within “Minority interests – Other”. The net impact of both effects is presented under the caption “Other increases or (-) decreases in equity” in the consolidated Statement of Changes in Equity for the year ended December 31, 2018. The net loss in the profit attributable to the parent company of the Group in 2018 derived from the application of IAS 29 amounted to €209 million. In addition, there is a net loss in the profit attributable to the parent company of the Group in 2018 derived from the application of IAS 21 which amounted to €57 million.

The breakdown of the General Price Index (“GPI”) and the inflation index used as of December 31, 2018 for the inflation restatement of the financial statements of the Group companies located in Argentina is as follows:

General Price Index
2018
GPI	184
Average GPI	152
Inflation of the period	48%

Venezuela

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela have therefore been adjusted to correct for the effects of inflation in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies“. As stated in Note 1.3, BBVA has restated prior year information in relation to a change in the accounting policy for applying IAS 29.

The losses recognized under the heading “Profit attributable to the parent company” in the accompanying consolidated income statement as a result of the adjustment for inflation on net monetary position of the Group entities in Venezuela amounted to €12, €13 and €28 million in 2018, 2017 and 2016 respectively (see Note 2.2.16).

2.3   Recent IFRS pronouncements

Changes introduced in 2018

The following amendments to the IFRS standards or their interpretations (hereinafter “IFRIC”) became effective on or after January 1, 2018.

IFRS 9 - “Financial instruments”

IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities and impairment requirements for financial assets (see Note 2.2.1).

Regarding the hedge accounting, the Group has elected to continue applying IAS 39 to its hedge accounting as permitted by IFRS 9.

Amended IFRS 9 – Prepayment Features with Negative Compensation

The amendments to IFRS 9 allow entities to measure certain prepayable financial assets with negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss. The condition is that the financial asset would otherwise meet the criteria of having contractual cash flows that are solely payments of principal and interest but do not meet that condition only as a result of that prepayment feature.

The amendments should be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted. The Group has applied this amendment to the accounting period beginning on January 1, 2018 and it has not had a significant impact on the Group´s financial statements.

Amended IFRS 7 - “Financial instruments: Disclosures”

The IASB modified IFRS 7 in December 2011 to include new disclosures on financial instruments that entities have to provide in the period that they apply IFRS 9 for the first time.

IFRS 15 - “Revenue from contracts with customers”

IFRS 15 contains the principles that an entity shall apply to account for revenue and cash flows arising from a contract with a customer (see Note 2.2.17).

The core principle of IFRS 15 is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services, in accordance with contractual agreements (either over time or at a certain time). It is considered that the good or service is transferred when the customer obtains control over it.

The new Standard replaces IAS 18 – Revenue, IAS 11 - Construction Contracts, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers and SIC 31 – Revenue-Transactions Involving Advertising Services.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

IFRS 2 – “Classification and Measurement of Share-based Payment Transactions”

The amendments made to IFRS 2 provide requirements on three different aspects:

•           When measuring the fair value of a cash-settled share-based payment vesting conditions, other than market conditions, the conditions for the irrevocability shall be taken into account by adjusting the number of awards included in the measurement of the liability arising from the transaction.

•           A transaction in which an entity settles a share-base payment arrangement net by withholding a specified portion of the equity instruments to meet a statutory tax withholding obligation will be classified as equity settled in its entirety if, without the net settlement feature, the entire share-based payment would otherwise be classified as equity-settled.

•           In case of modification of a share-based payment from cash-settled to equity-settled, the modification will be accounted for derecognizing the original liability and recognizing in equity the fair value of the equity instruments granted to the extent that services have been rendered up to the modification date; any difference will be recognized immediately in profit or loss.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

Amended IFRS 4 – “Insurance Contracts”

The amendments made to IFRS 4 address the temporary accounting consequences of the different effective dates of IFRS 9 and the forthcoming insurance contracts standard, by introducing two optional solutions:

•           The deferral approach or temporary exemption, that gives entities whose predominant activities are connected with insurance the option to defer the application of IFRS 9 and continue applying IAS 39 until 2021.

•           The overlay approach, that gives all issuers of insurance contracts the option to recognize in other comprehensive income, rather  than profit or loss, the additional accounting volatility that may arise from applying IFRS 9 compared to applying IAS 39 before applying the forthcoming insurance contracts standard.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

Annual improvements cycle to IFRSs 2014-2016 – Minor amendments to IFRS 1 and IAS 28

The annual improvements cycle to IFRSs 2014-2016 includes minor changes and clarifications to IFRS 1- First-time Adoption of International Financial Reporting Standards and IAS 28 – Investments in Associates and Joint Ventures, which should be applied to the accounting periods beginning on or after January 1, 2018, although early application was permitted for modifications to IAS 28.

This standard has not had a significant impact on the Group's Consolidated Financial Statements.

IFRIC 22 – Foreign Currency Transactions and Advance Consideration

The Interpretation addresses how to determine the date of the transaction, and thus, the exchange rate to use to translate the related asset, expense or income on initial recognition, in circumstances in which a non-monetary prepayment asset or a non-monetary deferred income liability arising from the payment or receipt of advance consideration is recognized in advance of the related asset, income or expense. It requires that the date of the transaction will be the date on which an entity initially recognizes the non-monetary asset or non-monetary liability.

If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration.

This standard has not had a significant impact on the Group's consolidated financial statements.

Amended IAS 40 – Investment Property

The amendment states that an entity shall transfer a property to, or from, investment property when, and only when, there is evidence of a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property.

This standard has not had a significant impact on the Group's financial statements.

Standards and interpretations issued but not yet effective as of December 31, 2018

The following new International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not mandatory as of December 31, 2018. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.

Amended IFRS 10 – “Consolidated financial statements” and IAS 28 amended

The amendments to IFRS 10 and IAS 28 establish that when an entity sells or transfers assets which are considered a business (including its consolidated subsidiaries) to an associate or joint venture of the entity, the latter will have to recognize any gains or losses derived from such transaction in its entirety. Notwithstanding, if the assets sold or transferred are not considered a business, the entity will have to recognize the gains or losses derived only to the extent of the interests in the associate or joint venture with unrelated investors.

These changes will be applicable to accounting periods beginning on the effective date, still to be determined, although early adoption is allowed.

IFRS 16 – “Leases”

On January 13, 2016, the IASB issued IFRS 16 which will replace IAS 17 “Leases” for financial statements from January 1, 2019 onwards. The new standard introduces a single lessee accounting model and will require a lessee to recognize assets and liabilities for all leases. The only exceptions are short-term contracts and those in which the underlying assets have low value. A lessee will be required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

With regard to lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor will continue to classify its leases as operating leases or finance leases, and account for those two types of leases differently.

During the financial years 2017 and 2018 the Group has carried out a project to implement IFRS 16 with the participation of all affected areas. The standard will mainly affect the accounting of operating leases of the Group.

With regard to the estimated impact on the Consolidated Financial Statements, at the transition date, the Group has decided to apply the modified retrospective approach which requires recognition of a lease liability equal to the present value of the future payments committed on January 1, 2019. Regarding the measurement of the right-of-use asset, the Group has elected to record an amount equal to the lease liability. As a result of this approach, the Group expects to recognize assets for the right-of-use and lease liabilities for an approximate amount of 3,600 million euros mainly coming from the Group’s activity in Spain as well as from bank branches leases. The estimated impact in terms of capital (CET1) for the Group amounts to -12 basis points.

The final impact of adopting the standard as of January 1, 2019 may change because:

•           the Group has not concluded the tests;

•           the new accounting policies, methodologies and parameters may be subject to changes until the Group  presents its financial statements that include the final impact as of the date of initial application.

IFRS 17 – Insurance Contracts

IFRS 17 establishes the principles for the accounting for insurance contracts and supersedes IFRS 4. The new standard introduces a single accounting model for all insurance contracts and requires the entities to use updated assumptions.

An entity shall divide the contracts into groups and recognize and measure groups of insurance contracts at the total of:

•           the fulfilment cash flows, that comprises the estimate of future cash flows, an adjustment to reflect the time value of money and the financial risk associated with the future cash flows and a risk adjustment for non-financial risk; and

•           the contractual service margin that represents the unearned profit.

The amounts recognized in the consolidated income statement shall be disaggregated into insurance revenue, insurance service expenses and insurance finance income or expenses. Insurance revenue and insurance service expenses shall exclude any investment components. Insurance revenue shall be recognized over the period the entity provides insurance coverage and in proportion to the value of the provision of coverage that the insurer provides in the period.

This Standard will be applied to the accounting years starting on or after January 1, 2021.

IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments.

If the entity considers that it is probable that the taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings.

If the entity considers that it is not probable that the taxation authority will accept an uncertain tax treatment, the Interpretation requires the entity to use the most likely amount or the expected value (sum of the probability. weighted amounts in a range of possible outcomes) in determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The method used should be the method that the entity expects to provide the better prediction of the resolution of the uncertainty.

The interpretation will be applied to the accounting periods beginning on or after January 1, 2019.

Amended IAS 28 – Long-term Interests in Associates and Joint Ventures

The amendments to IAS 28 clarify that an entity is required to apply IFRS 9 to long term interests in an associate or joint venture that, in substance, form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendments will be applied to the accounting periods beginning on or after January 1, 2019.

Annual improvements cycle to IFRSs 2015-2017

The annual improvements cycle to IFRSs 2015-2017 includes minor changes and clarifications to IFRS 3- Business Combinations, IFRS 11 – Joint Arrangements, IAS 12 – Income Taxes and IAS 23 – Borrowing Costs, which will be applied to the accounting periods beginning on or after January 1, 2019, although early application is permitted.

Amended IAS 19 – Plan Amendment, Curtailment or Settlement

The small amendments in IAS 19 concern the cases if a plan is amended, curtailed or settled during the period. In these cases, an entity should ensure that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement. In addition, amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling.

The amendments will be applied to the accounting periods beginning on or after January 1, 2019.

Amended IFRS 3 – Definition of a business

The amendments clarify the difference between the acquisition of a business or the acquisition of a set of assets. To determine whether a transaction is an acquisition of a business, an entity should evaluate and conclude if the two following conditions are fulfilled:

•           the fair value of the acquired assets is not concentrated in one single asset or group of similar assets.

•           the entirety of acquired activities and assets includes, as a minimum, an input and a substantial process which, together, contribute to the capacity to create products.

The amendments will be applied to the accounting periods beginning on or after January 1, 2020, although early application is permitted.

Amended IAS 1 and IAS 8 – Definition of material

The amendments clarify the definition of material in the elaboration of the financial statements by aligning the definition of the conceptual framework, IAS 1 and IAS 8 (which, before the amendments, included similar but not identical definitions). The new definition of material is the following: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”.

The amendments will be applied to the accounting periods beginning on or after January 1, 2020, although early application is permitted.

2.4    Transition to IFRS 9 and condensed consolidated opening balance sheet as of January 1, 2018

2.4.1   Transition to IFRS 9

As mentioned in the Notes 1.3, 2.2.1 and 2.3, IFRS 9 replaced IAS 39 for financial statements from January 1, 2018 onwards and includes new classification and measurement requirements for financial assets and liabilities, impairment requirements for financial assets and hedge accounting policy.

The application of this standard on January 1, 2018, had a significant impact on the consolidated financial statements of the Group at that date.

Classification and measurement of financial instruments

Financial assets

IFRS 9 has a new approach to classification and measurement of financial assets which is a mirror of the business model used for asset management purposes and its cash flow characteristics.

IFRS 9 contains three main categories for financial assets classification: valued at amortized cost, valued at fair value with changes in other accumulated comprehensive income, and valued at fair value through profit or loss. The standard eliminates the IAS 39 categories of held-to-maturity investments, loans and receivables, and available-for-sale financial assets.

The classification of financial instruments measured at amortized cost or fair value must be carried out on the basis of: the entity's business model and the assessment of the contractual cash flow, commonly known as the "solely payments of principle and interest" criterion (hereinafter, the SPPI). The purpose of the SPPI test is to determine whether in accordance with the contractual characteristics of the instrument its cash flows only represent the return of the principal and interest, basically understood as consideration for the time value of money and the debtor's credit risk.

A financial instrument will be classified in the amortized cost portfolio when it is managed with a business model whose purpose is to maintain the financial assets to receive contractual cash flows, and passes the SPPI test. They will be classified in the portfolio of financial assets at fair value with changes in other comprehensive income if they are managed with a business model whose purpose combines collection of the contractual cash flows and sale of the assets, and meets the SPPI test. They will be classified at fair value with changes in profit and loss provided that the entity's business model for their management or the contractual characteristics of its cash flows do not require classification into one of the portfolios described above.

The Group reviewed the existing business models in the geographic areas where it operates to establish classification in accordance with IFRS 9, taking into account the special characteristics of the local structures and organizations, as well as the type of products.

The Group has defined criteria to determine the acceptable frequency and reasons for sales so that the instrument can remain in the category of held to collect contractual cash flows.

Regardless of the frequency and importance of the sales, some types of sales are not incompatible with the category of held to collect contractual flows: sales due to reduction in credit quality; sales close to the maturity of transactions so that variations in market prices will not have a significant effect on the cash flows of the financial asset; sales in response to a change in regulations or in taxation; sales in response to an internal restructuring or significant business combination; sales derived from the execution of a liquidity crisis plan when the crisis event is not reasonably foreseeable.

The Group segmented the portfolio of instruments for carrying out the SPPI test by differentiating products with standard contracts (all the instruments have identical contractual characteristics and are broadly used), for which the Group has carried out the SPPI test by reviewing the standard framework contract. For those products with similar, but not identical characteristics compliance has been assessed through a sampling exercise of contracts. All the financial instruments with specific contractual characteristics have been analyzed individually.

As a result of the analyses carried out on both the business model and the contractual characteristics, certain accounting reclassifications resulted affecting both financial assets and, as the case may be, financial liabilities related to those assets. In general, there is a greater volume of assets valued at fair value with changes in the income statement and the valuation method of some instruments has also been changed according to the one that best reflects the business model to which they belong. Changes in the valuation model to avoid exceeding the criterion of solely payment of principal and interest are not significant.

As of December 31, 2017, the Group had certain investments in financial instruments classified as available-for-sale which, in accordance with IFRS 9, the Group designated as financial assets at fair value through other comprehensive income. As a result, all the gains and losses at fair value of these instruments are now reported in accumulated other comprehensive income. Impairment losses would not be recognized to profit and loss, and gains or losses would not be reclassified to the income statement in the case of divestment. The remaining investments held by the Group as of December 31, 2017 in equity instruments classified as available-for-sale are now accounted for as fair value through changes in profit or loss.

Financial liabilities

IFRS 9 largely maintains the requirements under IAS 39 for classifying financial liabilities. However, a new aspect introduced by IFRS 9 is the recognition of changes in the fair value of the financial liabilities to which the fair value option is applied. In this case, the changes in the fair value attributable to the credit risk itself are recognized as other comprehensive income, while the rest of the variation is recognized in the income statement. In any case, the variation of credit risk itself may be recognized in the income statement if the treatment described above generates accounting asymmetry.

Financial assets impairments

IFRS 9 replaced the "incurred loss" model in IAS 39 with one of "expected credit loss". The IFRS 9 impairment model is applied to financial assets valued at amortized cost and to financial assets valued at fair value through other comprehensive income, except for investments in equity instruments and contracts for financial guarantees and loan commitments unilaterally revocable by BBVA. Likewise, all the financial instruments valued at fair value with change through profit and loss are excluded from the impairment model.

The new standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized (Stage 1); the second comprises the financial assets for which a significant increase in credit risk has been identified since its initial recognition (Stage 2) and the third one, the impaired financial assets (Stage 3).

The calculation of the provisions for credit risk in each of these three categories must be done differently. In this way, expected loss up to 12 months for the financial assets classified in the first of the aforementioned categories must be recorded, while expected losses estimated for the remaining life of the financial assets classified in the other two categories must be recorded. Thus, IFRS 9 differentiates between the following concepts of expected loss:

•          Expected loss at 12 months: expected credit loss that arises from possible default events within  12  months following the presentation date of the financial statements; and

•          Expected loss during the life of the transaction: this is the expected credit loss that arises from all possible default events over the remaining life of the financial instrument.

All this requires considerable judgment, both in the modeling for the estimation of the expected losses and in the forecasts, on how the economic factors affect such losses, which must be carried out on a weighted probability basis.

The BBVA Group has applied the following definitions in accordance with IFRS 9:

•          Default

BBVA has applied a definition of default for financial instruments that is consistent with that used in internal credit risk management, as well as the indicators under applicable regulation at the date of implementation of IFRS 9. Both qualitative and quantitative indicators have been considered.

The Group has considered there is a default when one of the following situations occurs:

- payment past-due for more than 90 days; or

- there are reasonable doubts regarding the full reimbursement of the instrument.

In accordance with IFRS 9, the 90-day past-due stipulation may be waived in cases where the entity considers it appropriate, based on reasonable and documented information that it is appropriate to use a longer term. As of December 31, 2018, the Group has not considered periods higher than 90 days for any of the significant portfolios.

•          Credit impaired asset

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

- Significant financial difficulty of the issuer or the borrower.

- A breach of contract (e.g. a default or past due event).

- A lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider.

- It becoming probable that the borrower will enter bankruptcy or other financial reorganization.

- The disappearance of an active market for that financial asset because of financial difficulties.

- The purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

It may not be possible to identify a single discrete event. Instead, the combined effect of several events may cause financial assets to become credit-impaired.

The definition of impaired financial assets in the Group is aligned with the definition of default explained in the above paragraphs.

•          Significant increase in credit risk

The objective of the impairment requirements is to recognize lifetime expected credit losses for financial instruments for which there have been significant increases in credit risk since initial recognition considering all reasonable and supportable information, including that which is forward-looking.

The model developed by the Group for assessing the significant increase in credit risk has a two-prong approach that is applied globally, although the specific characteristics of each geographic area are respected:

- Quantitative criterion: the Group uses a quantitative analysis based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default, so that both values are comparable in terms of expected default probability for their residual life. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios. Depending on how old current financial assets are, at the time implementation of the standard, some simplification has been made to compare the probabilities of default between the current and the original moment, based on the best information available at that moment.

- Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Additionally, instruments under one of the following circumstances are considered Stage 2:

- More than 30 days past due. According to IFRS 9, default of more than 30 days is a presumption that can be rebutted in those cases in which the entity considers, based on reasonable and documented information, that such non-payment does not represent a significant increase in risk. As of December 31, 2018, the Group has not considered periods superior to 30 days for any of the significant portfolios.

- Watch list: They are subject to special watch by the Risks units because they show negative signs in their credit quality, even though there may be no objective evidence of impairment.

- Refinance or restructuring that does not show evidence of impairment.

Although the standard introduces a series of operational simplifications or practical solutions for analyzing the increase in significant risk, the Group does not expect to use them as a general rule. However, for high-quality assets, mainly related to certain government institutions and bodies, the standard allows for considering that their credit risk has not increased significantly because they have a low credit risk at the presentation date.

Thus the classification of financial instruments subject to impairment under the new IFRS 9 is as follows:

•          Stage 1– without significant increase in credit risk

Financial assets which are not considered to have significantly increased in credit risk have loss allowances measured at an amount equal to 12 months expected credit losses.

•          Stage 2– significant increases in credit risk

When the credit risk of a financial asset has increased significantly since the initial recognition, the impairment losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

•          Stage 3 - Impaired

When there is objective evidence that the instrument is credit impaired, the financial asset is transferred to this category in which the provision for losses of that financial instrument is calculated as the expected credit loss during the entire life of the asset.

Method for calculating expected loss

In accordance with IFRS 9, the measurement of expected losses must reflect:

•        A considered and unbiased amount, determined by evaluating a range of possible results.

•        The time value of money.

•        Reasonable and supportable information that is available without undue cost or effort and that reflects current conditions and forecasts of future economic conditions.

The Group measures the expected losses both individually and collectively. The purpose of the Group's individual measurement is to estimate expected losses for significant impaired instruments, or instruments classified in Stage 2. In these cases, the amount of credit losses is calculated as the difference between expected discounted cash flows at the effective interest rate of the transaction and the carrying amount of the instrument.

For the collective measurement of expected losses the instruments are grouped into groups of assets based on their risk characteristics. Exposure within each group is segmented according to the common credit risk characteristics, similar characteristics of the credit risk, indicative of the payment capacity of the borrower in accordance with their contractual conditions. These risk characteristics have to be relevant in estimating the future flows of each group. The characteristics of credit risk may consider, among others, the following factors:

•        Type of instrument.

•        Rating or scoring tools.

•        Credit risk scoring or rating.

•        Type of collateral.

•        Amount of time at default for stage 3.

•        Segment.

•        Qualitative criteria which can have a significant increase in risk.

Collateral value if it has an impact on the probability of a default event.

•        The estimated losses are derived from the following parameters:

•        PD: estimate of the probability of default in each period.

•        EAD: estimate of the exposure in case of default at each future period, taking into account the changes in exposure after the presentation date of the financial statements.

•        LGD:  estimate of the loss in case of default, calculated as the difference between the contractual cash flows and receivables, including guarantees.

In the case of debt securities, the Group supervises the changes in credit risk through monitoring the external published credit ratings.

To determine whether there is a significant increase in credit risk that is not reflected in the published ratings, the Group has also revised the changes in bond yields, and when they are available, the prices of CDS, together with the news and regulatory information available on the issuers.

Use of present, past and future information

IFRS 9 requires incorporation of present, past and future information to detect any significant increase in risk and measure expected loss.

The standard does not require identification of all possible scenarios for measuring expected loss. However, the probability of a loss event occurring and the probability it will not occur will also have to be considered, even though the possibility of a loss may be very small. Also, when there is no linear relation between the different future economic scenarios and their associated expected losses, more than one future economic scenario must be used for the measurement.

The approach used by the Group consists of using first the most probable scenario (baseline scenario) consistent with that used in the Group's internal management processes, and then applying an additional adjustment, calculated by considering the weighted average of expected losses in other economic scenarios (one more positive and the other more negative). The main macroeconomic variables that are valued in each of the scenarios for each of the geographies in which the Group operates are GDP, tax rates, unemployment rate and LTV.

2.4.2   Condensed consolidated opening balance sheet as of January 1, 2018

Condensed Consolidated balance sheets (Millions of Euros)
ASSETS	December 2017 IAS 39	Classification and measurement of financial instruments	Impairment	Opening balance sheet 2018
Cash, cash balances at central banks and other demand deposits	42,680	-	-	42,680
Financial assets held for trading	64,695	27,159	-	91,854
Derivatives	35,265	-	-	35,265
Equity instruments	6,801	48	-	6,849
Debt securities	22,573	-	-	22,573
Loans and advances to central banks	-	245	-	245
Loans and advances to credit institutions	-	14,895	-	14,895
Loans and advances to customers	56	11,970	-	12,026
Non-trading financial assets mandatorily at fair value through profit or loss		4,451	-	4,451
Financial assets designated at fair value through profit or loss	2,709	(1,690)	-	1,019
Financial assets at fair value through other comprehensive income		62,107	8	62,115
Equity instruments		2,761	-	2,761
Debt securities		59,293	8	59,301
Loans and advances		140	-	140
Available for sale financial assets	69,476	(69,476)	-
Financial assets at amortized cost	431,521	(8,680)	(1,158)	421,685
Debt securities	10,339	19,623	(3)	29,959
Loans and advances to central banks	7,300	(245)	-	7,055
Loans and advances to credit institutions	26,261	(15,622)	22	10,661
Loans and advances to customers	387,621	(12,435)	(1,177)	374,009
Held to maturity investments	13,754	(13,754)	-
Hedging derivatives	2,485	-	-	2,485
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(25)	-	-	(25)
Joint ventures, associates and unconsolidated subsidiaries	1,588	1	-	1,589
Insurance and reinsurance assets	421	-	-	421
Tangible assets	7,191	-	-	7,191
Intangible assets	8,464	-	-	8,464
Tax assets	16,888	8	400	17,296
Other assets	4,359	-	-	4,359
Non-current assets and disposal groups held for sale	23,853	(1)	(21)	23,832
TOTAL ASSETS	690,059	125	(770)	689,414

The change registered in the heading “Financial assets held for trading” is mainly due to financial assets affected by the activity of Global Markets, which are reclassified from "Financial assets at amortized cost".

The change registered in the heading "Available for sale financial assets" are mainly due to the reclassification to the new heading "Financial assets at fair value through other comprehensive income".

The change registered in the heading “Financial assets at amortized cost” is mainly due to the reclassification to the item "Financial assets held for trading".

LIABILITIES AND EQUITY	December 2017 IAS 39	Classification and measurement of financial instruments	Impairment	Opening balance sheet 2018
Financial liabilities held for trading	46,182	34,601	-	80,783
Financial liabilities designated at fair value through profit or loss	2,222	3,273	-	5,495
Financial liabilities at amortized cost	543,713	(37,595)	-	506,118
Deposits from central banks	37,054	(3,261)	-	33,793
Deposits from credit institutions	54,516	(19,381)	-	35,135
Customer Deposits	376,379	(12,690)	-	363,689
Debt certificates	63,915	(2,266)	-	61,649
Other financial liabilities	11,850	1	-	11,851
Hedging derivatives	2,880	(112)	-	2,768
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(7)	-	-	(7)
Liabilities under insurance and reinsurance contracts	9,223	-	-	9,223
Provisions	7,477	-	125	7,602
Tax liabilities	3,298	(24)	17	3,291
Share capital repayable on demand	-	-	-	-
Other liabilities	4,550	-	-	4,550
Liabilities included in disposal groups classified as held for sale	17,197	1	(10)	17,188
TOTAL LIABILITIES	636,736	142	132	637,010
SHAREHOLDERS’ FUNDS	53,283	71	(923)	52,432
Capital	3,267	-	-	3,267
Share premium	23,992	-	-	23,992
Equity instruments issued other than capital	-	-	-	-
Other equity	54	-	-	54
Retained earnings	23,612	71	(923)	22,760
Revaluation reserves	12	-	-	12
Other reserves	(35)	-	-	(35)
Less: Treasury shares	(96)	-	-	(96)
Profit or loss attributable to owners of the parent	3,519	-	-	3,519
Less: Interim dividends	(1,043)	-	-	(1,043)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(6,939)	(109)	13	(7,036)
MINORITY INTERESTS (NON-CONTROLLING INTEREST)	6,979	21	8	7,008
TOTAL EQUITY	53,323	(17)	(902)	52,404
TOTAL EQUITY AND TOTAL LIABILITIES	690,059	125	(770)	689,414

The change registered in the heading “Financial liabilities held for trading” is mainly due to financial liabilities affected by the activity of Global Markets, which are reclassified from "Financial liabilities at amortized cost".

The change registered in the heading “Financial liabilities at amortized cost” is mainly due to the reclassification to "Liabilities held for trading".

3.    BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

The following information is detailed in the Appendices of the Consolidated Financial Statements of the Group:

•           Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.

•           Appendix II shows relevant information related to investments in subsidiaries, joint ventures and associates accounted for using the equity method.

•           Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.

•           Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.

The following table sets forth information related to the Group’s total assets as of December 31, 2018, 2017 and 2016, broken down by the Group’s entities according to their activity:

Contribution to Consolidated Group Total Assets. Entities by Main Activities (Millions of euros)
	2018	2017	2016
Banks and other financial services	647,164	659,414	699,592
Insurance and pension fund managing companies	26,732	26,134	26,831
Other non-financial services	2,793	4,511	5,433
Total	676,689	690,059	731,856

The total assets and results of operations broken down by the geographical areas, in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America, the United States and

Turkey, with active presence in other countries, as shown below:

•           Spain

The Group’s activity in Spain is mainly through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

•           México

The BBVA Group operates in Mexico, not only in the banking sector, but also in the insurance sector through Grupo Financiero Bancomer.

•           South America

The BBVA Group’s activities in South America are mainly focused on the banking, financial and insurance sectors, in the following countries: Argentina, Chile, Colombia, Peru, Paraguay, Uruguay and Venezuela. It has a representative office in Sao Paulo (Brazil).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of December 31, 2018, are consolidated (see Note 2.1).

•           The United States

The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, as well as, the New York BBVA branch and a representative office in Silicon Valley (California).

•           Turkey

The Group’s activity in Turkey is mainly carried out through the Garanti Group.

•           Rest of Europe

The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy, Netherlands, Finland and Romania, branches in Germany, Belgium, France, Italy Portugal and the United Kingdom, and a representative office in Moscow.

•           Asia-Pacific

The Group’s activity in this region is carried out through branches (in Taipei, Tokyo, Hong Kong Singapore and Shanghai) and representative offices (in Beijing, Seoul, Mumbai, Abu Dhabi and Jakarta).

Main transactions in the Group in 2018

Divestitures

Sale of BBVA’s stake in BBVA Chile

On November 28, 2017, BBVA received a binding offer (the “Offer”) from The Bank of Nova Scotia group (“Scotiabank”) for the acquisition of BBVA’s stake in Banco Bilbao Vizcaya Argentaria Chile, S.A. (“BBVA Chile”) as well as in other companies of the Group in Chile with operations that are complementary to the banking business (amongst them, BBVA Seguros Vida, S.A.). BBVA owned approximately, directly and indirectly, 68.19% of BBVA Chile share capital. On December 5, 2017, BBVA accepted the Offer and entered into a sale and purchase agreement and the sale was completed on July 6, 2018.

The consideration received in cash by BBVA as consequence of the referred sale amounts to, approximately, USD 2,200 million. The transaction results in a capital gain, net of taxes, of €633 million, which was recognized in 2018.

Agreement for the creation of a joint-venture and transfer of the Real - Estate business in Spain

On November 29, 2017, BBVA reached an agreement with a subsidiary of Cerberus Capital Management, L.P. (“Cerberus”) for the creation of a “joint venture” to which an important part of the real estate business of BBVA in Spain is transferred (the “Business”).

The Business comprises: (i) foreclosed real estate assets (the “REOs”), with a gross book value of approximately €13,000 million, taking as starting point the position of the REOs as of June 26, 2017; and (ii) the necessary assets and employees to manage the Business in an autonomous manner. For the purpose of the agreement with Cerberus, the whole Business was valued at approximately €5,000 million.

On October 10, 2018, after obtaining all required authorizations, BBVA completed the transfer of the real estate business in Spain. Closing of the transaction has resulted in the sale of 80% of the share capital of the company Divarian Propiedad, S.A. to an entity managed by Cerberus.

Divarian is the company to which the BBVA Group has contributed the Business provided that the effective transfer of several real estate assets (REO´s) remains subject to the fulfilment of certain conditions precedent. The final price payable by Cerberus will be adjusted depending on the volume of REO´s effectively contributed.

As of December 31, 2018, the transaction did not have a significant impact on BBVA Group’s attributable profit or the Common Equity Tier 1 (fully loaded).

Main transactions in the Group in 2017

Investments

 On February 21, 2017, BBVA Group entered into an agreement for the acquisition from Dogus Holding A.S. and Dogus Arastirma Gelistirme ve Musavirlik Hizmetleri A.S of 41,790,000,000 shares of Turkiye Garanti Bankasi, A.S. (“Garanti Bank”), amounting to 9.95% of the total issued share capital of Garanti Bank. On March 22, 2017, the sale and purchase agreement was completed, and therefore BBVA´s total stake in Garanti Bank as of December 31, 2017 amounts to 49.85% (See Note 31).

Main transactions in the Group in 2016

Mergers

The BBVA Group, at its Board of Directors meeting held on March 31, 2016, adopted a resolution to begin a merger process of BBVA S.A. (absorbing company), Catalunya Banc, S.A., Banco Depositario BBVA, S.A. y Unoe Bank, S.A.

This transaction was part of the corporate reorganization of its banking subsidiaries in Spain, was successfully completed throughout 2016 and has no impact in the Consolidated Financial Statements both from the accounting and the solvency stand points.

4.    Shareholder remuneration system

BBVA’s shareholder remuneration policy communicated in October 2013 established the distribution of an annual pay-out of between 35% and 40% of the profits earned in each year and the progressive reduction of the remuneration via “Dividend Options”, so that the shareholders’ remuneration would ultimately be fully in cash. As announced on February 1, 2017, BBVA’s Board of Directors executed a capital increase to be charged to voluntary reserves for the instrumentation of the last “Dividend Option”, being the subsequent shareholders’ remunerations fully in cash, dated March 29, 2017.

This fully – in - cash shareholders’ remuneration policy would be composed, for each year, of a distribution on account of the dividend of such year (expected to be paid in October) and a final dividend (which would be paid once the year has ended and the profit allocation has been approved, expected for April), subject to the applicable authorizations by the competent governing bodies.

Shareholder remuneration scheme “Dividend Option”

During 2012, 2013, 2014, 2015, 2016 and 2017, the Group implemented a shareholder remuneration system referred to as “Dividend Option”.

Under such remuneration scheme, BBVA offered its shareholders the possibility to receive all or part of their remuneration in the form of newly-issued BBVA ordinary shares, whilst maintaining the possibility for BBVA shareholders to receive their entire remuneration in cash by selling the rights of free allocation assigned either to BBVA (in execution of the commitment assumed by BBVA to acquire the rights of free allocation at a guaranteed fixed price) or by selling the rights of free allocation on the market at the prevailing market price at that time. However, the execution of the commitment assumed by BBVA was only available to whoever had been originally assigned such rights of free allocation and only in connection with the rights of free allocation initially allocated at such time.

On March 29, 2017, BBVA’s Board of Directors resolved to execute the capital increase to be charged to voluntary reserves approved by the Annual General Meeting (“AGM”) held on March 17, 2017, under agenda item three, to implement a “Dividend Option” this year. As a result of this increase, the Bank’s share capital increased by €49,622,955.62 through the issuance of 101,271,338 newly-issued BBVA ordinary shares at 0.49 euros par value, given that 83.28% of owners of the rights of free allocation opted to receive newly issued BBVA ordinary shares. The remaining 16.72% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 1,097,962,903 rights (at a gross price of €0.131 each) for a total amount of €143,833,140.29. This amount is recorded in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2017 (see Note 26).

On September, 28 2016, BBVA’s Board of Directors resolved to execute the second of the share capital increases to be charged to voluntary reserves, as agreed by the AGM held on March 11, 2016. As a result of this increase, the Bank’s share capital increased by €42,266,085.33 through the issuance of 86,257,317 newly-issued BBVA ordinary shares at 0.49 euros par value, given that 87.85% of owners of the rights of free allocation opted to receive newly-issued BBVA ordinary shares. The remaining 12.15% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 787,374,942 rights (at a gross price of €0.08 each) for a total amount of €62,989,995.36. This amount is recorded in “Total Equity-Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2016 (see Note 26).

On March 31, 2016, BBVA’s Board of Directors resolved to execute the first of the share capital increases to be charged to voluntary reserves, as agreed by the AGM held on March 11, 2016 for the implementation of the shareholder remuneration system called the “Dividend Option”. As a result of this increase, the Bank’s share capital increased by €55,702,125.43 through the issuance of 113,677,807 newly-issued BBVA ordinary shares at a €0.49 par value, given that 82.13% of owners of the rights of free allocation opted to receive newly-issued BBVA ordinary shares. The remaining 17.87% of the owners of the rights of free allocation exercised the commitment assumed by BBVA, and as a result, BBVA acquired 1,137,500,965 rights (at a gross price of €0.129 each) for a total amount of €146,737,624.49. This amount is recorded in “Total Equity- Dividends and Remuneration” of the consolidated balance sheet as of December 31, 2016 (see Note 26).

Cash Dividends

Throughout 2016, 2017 and 2018, BBVA’s Board of Directors approved the payment of the following dividends (interim or final dividends) fully in cash, recorded in “Total Equity- Interim Dividends” of the consolidated balance sheet of the relevant year:

1.      The Board of Directors, at its meeting held on June 22, 2016, approved the payment in cash of €0.08 (€0.0648 net of withholding tax) per BBVA share as the first gross interim dividend against 2016 results. The total amount paid to shareholders on July 11, 2016, after deducting treasury shares held by the Group's companies, amounted to €517 million and is recognized under the headings “Total Equity- Interim Dividends” of the consolidated balance sheet as of December 31, 2016.

2.      The Board of Directors, at its meeting held on December 21, 2016, approved the payment in cash of €0.08 (€0.0648 withholding tax) per BBVA share, as the second gross interim dividend against 2016 results. The total amount paid to shareholders on January 12, 2017, after deducting treasury shares held by the Group’s Companies, amounted to €525 million and is recognized under the heading “Total Equity- Interim Dividends” of the consolidated balance sheet as of December 31, 2016.

3.      The Board of Directors, at its meeting held on September 27, 2017, approved the payment in cash of €0.09 (€0.0729 net of withholding tax) per BBVA share, as the first gross interim dividend against 2017 results. The total amount paid to shareholders on October 10, 2017, after deducting treasury shares held by the Group's companies, amounted to €599 million and is recognized under the heading “Total Equity- Interim Dividends” of the consolidated balance sheet as of December 31, 2017.

4.      The Annual General Meeting of BBVA held on March 16, 2018 approved, under item 1 of the Agenda, the payment of a final dividend for 2017, in addition to other dividends previously paid, in cash for an amount equal to €0.15 (€0.1215 net of withholding tax) per BBVA share. The total amount paid to shareholders on April 10, 2018, after deducting treasury shares held by the Group’s companies, amounted €996 million and is recognized under heading “Total Equity-  Final Dividends” of the consolidated balance sheet as of December 31, 2018.

5.      The Board of Directors, at its meeting held on September 26, 2018, approved the payment in cash of €0.10 (€0.081 net of withholding tax rate of 19%) per BBVA share, as gross interim dividend based on 2018 results. The total amount paid to shareholders on October 10, 2018, after deducting treasury shares held by the Group´s companies, amounted €663 million and is recognized under heading “Total Equity-  Interim Dividends” of the consolidated balance sheet as of December 31, 2018.

The interim accounting statements prepared in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the amounts agreed on September 26, 2018, mentioned above are as follows:

Available Amount for Interim Dividend Payments (Millions of euros)
August, 31, 2018
Profit of BBVA, S.A., after the provision for income tax	2,462
Additional Tier I capital instruments remuneration	236
Maximum amount distributable	2,226
Amount of proposed interim dividend	667

BBVA cash balance available to the date	4,577

Proposal on allocation of earnings for 2018

The allocation of earnings for 2018 subject to the approval of the Board of Directors at the Annual Shareholders Meeting is presented below:

Allocation of Earnings (Millions of euros)
December 2018
Profit for year (*)	2,316
Distribution:
Interim dividends	667
Final dividend	1,067
Additional Tier 1 securities	313
Voluntary reserves	269

(*)  Net income of BBVA, S.A.

5.    Earnings per share

Basic and diluted earnings per share are calculated in accordance with the criteria established by IAS 33. For more information see Glossary of terms.

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share
	2018	2017	2016
Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	5,324	3,519	3,475
Adjustment: Additional Tier 1 securities (1)	(313)	(301)	(260)
Profit adjusted (millions of euros) (A)	5,011	3,218	3,215
Profit from discontinued operations (net of non-controlling interest) (B)	-	-	-
Denominator for basic earnings per share (number of shares outstanding)	-	-	-
Weighted average number of shares outstanding (2)	6,668	6,642	6,468
Weighted average number of shares outstanding x corrective factor (3)	6,668	6,642	6,592
Adjusted number of shares - Basic earning per share (C)	6,636	6,642	6,592
Adjusted number of shares - diluted earning per share (D)	6,636	6,642	6,592
Earnings per share (*)	0.76	0.48	0.49
Basic earnings per share from continued operations (Euros per share)A-B/C	0.76	0.48	0.49
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.76	0.48	0.49
Basic earnings per share from discontinued operations (Euros per share)B/C	-	-	-
Diluted earnings per share from discontinued operations (Euros per share)B/D	-	-	-

(1)  Remuneration in the year related to contingent convertible securities, recognized in equity (see Note 22.4).

(2)  Weighted average number of shares outstanding (millions of euros), excluding weighted average of treasury shares during the period.

(3)  Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

(*)   As of December 31, 2018 the weighted average number of shares outstanding was 6,668 million (6,642 and 6,468 million as of December 31, 2017 and 2016, respectively) and the adjustment of additional Tier 1 securities amounted to €313 million (€301 and €260 million as of December 31, 2017 and 2016, respectively).

As of December 31, 2018, 2017 and 2016, there were no other financial instruments or share option commitments to employees that could potentially affect the calculation of the diluted earnings per share for the years presented. For this reason, basic and diluted earnings per share are the same.

6.    Operating segment reporting

Operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The BBVA Group compiles reporting information on disaggregated business activities. These business activities are then aggregated in accordance with the organizational structure determined by the BBVA Group and, ultimately, into the reportable operating segments themselves.

As of June 30, 2019, the reporting structure of the BBVA Group’s business areas differs from the one presented at the end of the year 2018, as a result of the integration of the Non-Core Real Estate business area into Banking Activity in Spain, and the subsequent change of the segment name to Spain. Additionally, balance sheet intra-group adjustments between the Corporate Center and the operating segments have been reallocated to the corresponding operating segments as of and for the years ended December 31, 2018, 2017 and 2016. In addition, certain expenses related to global projects and activities between the Corporate Center and the operating segments have been reallocated as of and for the years ended December 31, 2018, 2017 and 2016. In order to make the information comparable, as required by IFRS 8 “Information by business segments”, we have recast our segment financial information as of and for the years ended December 31, 2018, 2017 and 2016. The BBVA Group’s business areas are summarized below:

•          Spain

Includes mainly the banking and insurance business that the Group carries out in Spain.

•          The United States

Includes the Group’s business activity in the country through the BBVA Compass Group and the BBVA New York branch.

•          Mexico

Includes the Group´s banking and insurance businesses in this country as well as the activity of the BBVA Bancomer branch in Houston.

•          Turkey

Reports the activity of the Garanti group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•          South America

Includes the Group´s banking and insurance businesses in the region.

•          Rest of Eurasia

Includes the banking business activity carried out by the Group in Asia and Europe, excluding Spain.

Lastly, the Corporate Center contains the Group’s holding function, including: the costs of the head offices with a corporate function; management of structural exchange rate positions; certain equity instruments issuances to ensure an adequate management of the Group's global solvency. It also includes portfolios whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets. As of December 31, 2018, it contains the 20% stake of BBVA in Divarian´s share capital (see Note 3).

The breakdown of the BBVA Group’s total assets by operating segments as of December 31, 2018, 2017 and 2016, is as follows:

Total Assets by Operating Segments (Millions of euros)
	2018	2017	2016
Spain	354,901	350,520	368,398
United States	82,057	75,775	84,726
Mexico	97,432	90,214	94,229
Turkey	66,250	78,789	84,990
South America	54,373	75,320	77,989
Rest of Eurasia	18,834	17,265	19,586
Subtotal Assets by Operating Segments	673,848	687,884	729,918
Corporate Center and other adjustments	2,841	2,175	1,938
Total Assets BBVA Group	676,689	690,059	731,856

The attributable profit and main earning figures in the consolidated income statements for the years ended December 31, 2018, 2017 and 2016 by operating segments are as follows:

Main Margins and Profits by Operating Segments (Millions of euros)
		Operating Segments
		BBVA Group	Spain	United States	Mexico	Turkey	South America	Rest of Eurasia	Corporate Center
2018	Notes
Net interest income		17,591	3,698	2,276	5,568	3,135	3,009	175	(269)
Gross income		23,747	5,968	2,989	7,193	3,901	3,701	414	(420)
Operating profit /(loss) before tax		7,580	1,840	920	3,269	1,444	1,288	148	(1,329)
Profit	55.2	5,324	1,400	736	2,367	567	578	96	(419)
2017
Net interest income		17,758	3,810	2,119	5,476	3,331	3,200	180	(357)
Gross income		25,270	6,162	2,876	7,122	4,115	4,451	468	74
Operating profit /(loss) before tax		6,931	1,189	749	2,960	2,143	1,671	181	(1,962)
Profit	55.2	3,519	877	486	2,170	823	847	128	(1,812)
2016
Net interest income		17,059	3,937	1,923	5,155	3,404	2,930	166	(456)
Gross income		24,653	6,410	2,673	6,799	4,257	4,054	491	(31)
Operating profit /(loss) before tax		6,392	519	589	2,678	1,902	1,533	207	(1,035)
Profit	55.2	3,475	305	442	1,980	596	757	154	(760)

7.    Risk management

7.1   General risk management and control model

The BBVA Group has an overall risk management and control model (hereinafter 'the model') tailored to its business model, its organization and the geographies in which it operates, This model allows BBVA Group to develop its activity in accordance with the risk strategy and risk controls and management policies defined by the governing bodies of the Bank and to adapt to a changing economic and regulatory environment, tackling risk management globally and adapted to the circumstances at all times. The model establishes a system of appropriate risk management regarding risk profile and strategy of the Group.

This model is applied comprehensively in the Group and consists of the basic elements listed below:

•          Governance and organization.

•          Risk Appetite Framework.

•          Decisions and processes.

•          Assessment, monitoring and reporting.

•          Infrastructure.

The Group promotes the development of a risk culture which aims to ensure consistent application of the risk management and control model in the Group, so that the risk function is understood and assimilated at all levels of the organization.

7.1.1   Governance and organization

BBVA Group´s risk governance model is characterized by a special involvement of its corporate bodies, both in setting the risk strategy and in the ongoing monitoring and supervision of its implementation.

Thus, as developed below, the corporate bodies are the ones that approve this risk strategy and corporate policies for the different types of risk. The risk function is responsible at management level for their implementation and development, and reporting to the governing bodies.

The responsibility for the daily management of the risks lies on the businesses which abide in the development of their activity to meet the policies, rules, procedures, infrastructures and controls, which are defined by the function risk on the basis of the framework set by the governing bodies.

To perform this task properly, the risk function in the BBVA Group is configured as a single, global function with an independent role from commercial areas.

Corporate bodies

The BBVA Board of Directors (hereinafter also referred to as "the Board") approves the risk strategy and oversees the internal management and control systems. Specifically, in relation to the risk strategy, the Board approves the Group's risk appetite statement, the core metrics (and their statements) and the main metrics by type of risk, as well as the general risk management and control model.

The Board of Directors is also responsible for approving and monitoring the strategic and business plan, the annual budget and management goals, as well as the investment and funding policy, in a consistent way and in line with the approved Risk Appetite Framework. For this reason, the processes for defining the Risk Appetite Framework proposals and the strategic and budgetary planning at Group level are coordinated by the executive areas for submission to the Board.

With the aim of integrating the Risk Appetite Framework into management, on the basis established by the Board of Directors, the Executive Committee approves the metrics by type of risk in relation to profitability and income recurrence and the Group's basic structure of limits by geographical area, risk type, asset type and portfolio level. This committee also approves specific corporate policies for each type of risk.

Lastly, the Board has set up a Board committee specialized in risks, the Risk Committee, that assists the Board and the Executive Committee in determining the Group's risk strategy and the risk limits and policies, respectively, analyzing and assessing beforehand the proposals submitted to those bodies. The Board of Directors has the exclusive authority to amend the Group’s risk strategy and its elements, including the Risk Appetite Framework metrics within its scope of decision, while the Executive Committee is responsible for amending the metrics by type of risk within its scope of decision and the Group's basic structure of limits (core limits), when applicable. In both cases, the amendments follow the same decision-making process described above, so the proposals for amendment are submitted by the executive area (Chief Risk Officer, “CRO”) and analyzed by the Risk Committee, for later submission to the Board of Directors or to the Executive Committee, as appropriate.

Moreover, the Risk Committee, the Executive Committee and the Board itself conduct adequate monitoring of the risk strategy implementation and of the Group's risk profile. The risk function regularly reports on the development of the Group's Risk Appetite Framework metrics to the Board and to the Executive Committee, after the analysis by the Risk Committee, whose role in this monitoring and control work is particularly relevant.

Risk Function: CRO. Organizational structure and committees

The head of the risk function at executive level is the Group’s CRO, who carries out his functions independently and with the necessary authority, rank, experience, knowledge and resources. He is appointed by the Board as a member of its senior management and has direct access to its corporate bodies (Board, Executive Standing Committee and Risk Committee), to whom he reports regularly on the status of risks in the Group.

The CRO is supported in the exercise of his functions by a structure consisting of cross-sectional risk units in the corporate area and the specific risk units in the geographical and/or business areas of the Group. Each of the latter units is headed by a Chief Risk Officer for the geographical and/or business area who, within his/her area of responsibility, carries out risk management and control functions and is responsible for applying the corporate policies and rules approved at Group level in a consistent manner, adapting them if necessary to local requirements and reporting to the local corporate bodies.

The Chief Risk Officers of the geographical and/or business areas report both to the Group's CRO and to the head of their geographical and/or business area. The aim of this dual reporting system is that the local risk management function is independent from the operating functions and enable its alignment with the Group's corporate risk policies and goals.

  As explained above, the risk management function consists of risk units from the corporate area, which carry out cross-sectional functions, and risk units from the geographical and/or business areas.

•          The corporate area's risk units develop and submit to the Group CRO the proposal for the Group's Risk Appetite Framework, the corporate policies, rules and global procedures and infrastructures within the framework approved by the corporate bodies; they monitor their application and report either directly or through the CRO to the Bank's corporate bodies. Their functions include:

- Management of the different types of risks at Group level in accordance with the strategy defined by the corporate bodies.

- Risk planning aligned with the risk appetite framework principles defined by the Group.

- Monitoring and control of the Group's risk profile in relation to the risk appetite framework approved by the Bank's corporate bodies, providing accurate and reliable information with the required frequency and in the necessary format.

- Prospective analyses to enable an evaluation of compliance with the risk appetite framework in stress scenarios and the analysis of risk mitigation mechanisms.

- Management of the technological and methodological developments required for implementing the Model in the Group.

- Design of the Group's Internal Control model and definition of the methodology, corporate criteria and procedures for identifying and prioritizing the risk inherent in each unit's activities and processes.

- Validation of the models used and the results obtained by them in order to verify their adaptation to the different uses to which they are applied.

•          The risk units in the business units develop and present to the Chief Risk Officer of the geographical and/or business area the risk appetite framework proposal applicable in each geographical and/or business area, independently and always within the Group's strategy/Risk Appetite Framework. They also monitor that the corporate policies and rules are approved and applied consistently at a Group level, adapting them if necessary to local requirements; that they are provided with appropriate infrastructures for management and control of their risks, within the global risk infrastructure framework defined by the corporate areas; and that they report to their corporate bodies and/or to senior management, as appropriate.

The local risk units thus work with the corporate area risk units in order to adapt to the risk strategy at Group level and share all the information necessary for monitoring the development of their risks.

The risk function has a decision-making process to perform its functions, underpinned by a structure of committees, where the Global Risk Management Committee (GRMC) acts as the top-level committee within the risk function. It proposes, examines and, where applicable, approves, among others, the internal risk regulatory framework and the procedures and infrastructures needed to identify, assess, measure and manage the material risks faced by the Group in carrying out its business, and the determination of risk limits by portfolio. The members of this Committee are the Group's CRO, the Heads of the main Areas of the GRM Front, the Heads of GRM Corporate Discipline Units and the Head of Risk Management Group of GRM.

The GRMC carries out its functions assisted by various support committees which include:

•          Global Credit Risk Management Committee: It is responsible for analyzing and decision-making related to wholesale credit risk admission.

•          Wholesale Credit Risk Management Committee: its purpose is the analysis and decision-making regarding the admission of wholesale credit risk of certain customer segments of the BBVA Group.

•          Work Out Committee: its purpose is to be informed about decisions taken under the delegation framework regarding risk proposals concerning clients on Watch List and clients classified as NPL of certain customer segments of the BBVA Group, as well the sanction of proposals regarding entries, exits and changes of Watch List, entries and exits in non-performing unlikely to pay and turns to written off.

•          Asset Allocation Committee: The executive authority responsible for analyzing and deciding on credit risk issues related to processes aimed at achieving a portfolios combination and composition that, under the restrictions imposed by the Risk Appetite framework, allows to maximize the risk adjusted return on equity.

•          Risk Models Management Committee: It ensures an appropriate decision-making process regarding the planning, development, implementation, use, validation and monitoring of the  models required to achieve an appropriate management of the Model Risk in  the BBVA Group.

•          Global Markets Risk Unit Global Committee: It is responsible for formalizing, supervising and communicating the monitoring of trading desk risk in all the Global Markets business units, as well as coordinating and approving GMRU key decisions activity, and developing and proposing to GRMC the corporate regulation of the unit.

•          Operational Risk and Product Governance Corporate Admission Committee: It identifies, analyzes and assesses the operational risks associated initiatives related with new business, products or services, outsourcing, process transformation and new systems, prior to its launch. As well, it will verify that Product Governance normative requirements are met and will decide about the insurance scheme (global policies).

•          Retail Credit Risk Committee: It provides for the analysis, discussion and decision support on all issues regarding the retail credit risk management that impact or potentially do in the practices, processes and corporate metrics established in the Policies, Rules and Operating Frameworks.

•          Asset Management Global Risk Steering Committee: its purpose is to develop and coordinate the strategies, policies, procedures, and infrastructure necessary to identify, assess, measure and manage the material risks facing the bank in the operation of businesses linked to BBVA Asset Management.

•          Global Insurance Risk Committee: its purpose is to monitor and promote the alignment and the communication between all the Insurance Risk Units in the BBVA Group. It will do this by promoting the application of standardized principles, policies, tools and risk metrics in the different regions with the aim of maintaining proper integration of insurance risk management in the Group.

•          COPOR: its purpose is to analyze and make decision in relation to the operations of the various geographies in which Global Markets is present.

Each geographical and/or business area has its own risk management committee (or committees), with objectives and contents similar to those of the corporate area, which perform their duties consistently and in line with corporate risk policies and rules, whose decisions are reflected in the corresponding minutes.

Under this organizational scheme, the risk management function monitors that the risk strategy, the regulatory framework, and standardized risk infrastructures and controls are integrated and applied across the entire Group. It also benefits from the knowledge and proximity to customers in each geographical and/or business area, and transmits the corporate risk culture to the Group's different levels. Moreover, this organization enables the risks function to conduct and report to the corporate bodies integrated monitoring and control of the entire Group's risks.

Internal Risk Control and Internal Validation

The Group has a specific Internal Risk Control unit. Its main function is to manage that there is an adequate internal regulatory framework, a process and measures defined for each type of risk identified in the Group (and for those other types of risk that may potentially affect the Group). It controls their application and operation, as well as integrating the risk strategy into the Group's management. In this regard, the Internal Risk Control monitors verifies the performance of their duties by the units that develop the risk models, manage the processes and execute the controls. Its scope of action is global, from the geographical point of view and the type of risks.

The Group's Head of Internal Risk Control is responsible for the function and reports on its activities and informs of its work plans to the CRO and to the Board's Risks Committee, assisting it in any matters where requested. For these purposes the Internal Risk Control department has a Technical Secretary's Office, which offers the Committee the technical support it needs to better perform its duties.

In addition, the Group has an Internal Validation unit, which reviews the performance of its duties by the units that develop the risk models and of those that use them in management. Its functions include review and independent validation at internal level of the models used for management and control of risks in the Group.

7.1.2   Risk Appetite Framework

The Group's Risk Appetite Framework, approved by the corporate bodies, determines the risks (and their level) that the Group is willing to assume to achieve its business objectives considering an organic evolution of its business. These are expressed in terms of solvency, profitability and liquidity and funding, which are reviewed periodically as well as in case of material changes to the entity’s business or relevant corporate transactions. The definition of the risk appetite has the following goals:

•          To express the  maximum levels of risk it is willing to assume, at both Group and geographical and/or business area level.

•          To establish a set of guidelines for action and a management framework for the medium and long term that prevent actions from being taken (at both Group and geographical and/or business area level) that could compromise the future viability of the Group.

•          To establish a framework for relations with the geographical and/or business areas that, while preserving their decision-making autonomy, monitors they act consistently, avoiding uneven behavior.

•          To establish a common language throughout the organization and develop a compliance-oriented risk culture.

•          Alignment with the new regulatory requirements, facilitating communication with regulators, investors and other stakeholders, thanks to an integrated and stable risk management framework.

Risk appetite framework is expressed through the following elements:

Risk Appetite Statement

It sets out the general principles of the Group's risk strategy and the target risk profile. The 2018 Group’s Risk appetite statement is as follows:

BBVA Group's Risk Policy is aimed to promote a multichannel and responsible universal banking model, based on principles, targeting sustainable growth, risk adjusted profitability and recurrent value creation. To achieve these objectives, the Risk Management Model is oriented to maintain a moderate risk profile that allows the Group to keep strong financial fundamentals in adverse environments preserving our strategic goals, maintaining a prudent management, an integral view of risks, and a portfolio diversification by geography, asset class and client segment, focusing on keeping a long term relationship with our customers.

Core metrics

Based on the risk appetite statement, statements are established to set down the general risk management principles in terms of solvency, liquidity and funding, profitability and income recurrence.

•          Solvency: a sound capital position, maintaining resilient capital buffer from regulatory and internal requirements that supports the regular development of banking activity even under stress situations. As a result, BBVA proactively manages its capital position, which is tested under different stress scenarios from a regular basis.

•          Liquidity and funding: A sound balance-sheet structure to sustain the business model. Maintenance of an adequate volume of stable resources, a diversified wholesale funding structure, which limits the weight of short term funding and ensures the access to the different funding markets, optimizing the costs and preserving a cushion of liquid assets to overcome a liquidity survival period under stress scenarios.

•          Profitability and income recurrence: A sound margin-generation capacity supported by a recurrent business model based on the diversification of assets, a stable funding and a customer focus; combined with a moderate risk profile that limits the credit losses even under stress situations; all focused on allowing income stability and maximizing the risk-adjusted profitability.

The core metrics define, in quantitative terms, the principles and the target risk profile set out in the risk appetite statement and are in line with the strategy of the Group. Each metric has three thresholds (traffic-light approach) ranging from a standard business management to higher deterioration levels: Management reference, Maximum appetite and Maximum capacity. The 2018 Group’s Core metrics are:

By type of risk metrics

Based on the core metrics, statements are established for each type of risk reflecting the main principles governing the management of that risk and several metrics are calibrated, compliance with which enables compliance with the core metrics and the risk appetite statement of the Group. The metrics by type of risk have a maximum appetite threshold.

Basic limits structure (core limits)

The purpose of the basic limits structure or core limits is to shape the Risk Appetite Framework at geographical area risk type, asset type and portfolio level, ensuring that the management of risks on an ongoing basis is within the thresholds set forth for by type of risk.

In addition to this framework, there’s a level of management limits that is defined and managed by the risk function developing the core limits, in order to ensure that the anticipatory management of risks by subcategories or by subportfolios complies with that core limits and, in general, with the Risk Appetite Framework.

The following graphic summarizes the structure of BBVA’s Risk Appetite Framework:

The corporate risk area works with the various geographical and/or business areas to define their risk appetite framework, which will be coordinated with and integrated into the Group's risk appetite to ensure that its profile fits as defined.

The Risk Appetite Framework is integrated into the management and the processes for defining the Risk Appetite Framework proposals and strategic and budgetary planning at Group level are coordinates.

As explained above, the core metrics of BBVA Risk Appetite Framework measure Groups performance in terms of solvency, liquidity and funding, profitability and income recurrence; most of the core metrics are accounting related or regulatory metrics which are published regularly to the market in the BBVA Group annual report and in the quarterly financial reports. During 2018, the Group risk profile evolved in line with the Risk Appetite metrics.

7.1.3   Decisions and processes

The transfer of risk appetite framework to ordinary management is supported by three basic aspects:

•          A standardized set of regulations.

•          Risk planning.

•          Comprehensive management of risks over their life cycle.

Standardized regulatory framework

The corporate risk area is responsible for the definition and proposal of the corporate policies, specific rules, procedures and schemes of delegation based on which risk decisions should be taken within the Group.

This process aims for the following objectives:

•          Hierarchy and structure: well-structured information through a clear and simple hierarchy creating relations between documents that depend on each other.

•          Simplicity: an appropriate and sufficient number of documents.

•          Standardization: a standardized name and content of document.

•          Accessibility: ability to search for, and easy access to, documentation through the corporate risk management library.

The approval of corporate policies for all types of risks is the responsibility of the corporate bodies of the Bank, while the corporate risk area endorses the remaining regulations.

Risk units of geographical and / or business areas comply with this set of regulations and, where necessary, adapt it to local requirements for the purpose of having a decision process that is appropriate at local level and aligned with the Group policies. If such adaptation is necessary, the local risk area must inform the corporate area of GRM, who must ensure the consistency of the regulatory body at the Group level and, therefore, if necessary, give prior approval to the modifications proposed by the local risk areas.

Risk planning

Risk planning monitors that the risk appetite framework is integrated into management through a cascade process for establishing limits and profitability adjusted to the risk profile, in which the function of the corporate area risk units and the geographical and/or business areas is to guarantee the alignment of this process with the Group's Risk Appetite Framework in terms of solvency, liquidity and funding, profitability and income recurrence.

There are tools in place that allow the Risk Appetite Framework defined at aggregate level to be assigned and monitored by business areas, legal entities, types of risk, concentrations and any other level considered necessary.

The risk planning process is aligned and taken into consideration within the rest of the Group's planning framework so as to ensure consistency.

Comprehensive management

All risks must be managed comprehensively during their life cycle, and be treated differently depending on the type.

The risk management cycle is composed of five elements:

•          Planning: with the aim of ensuring that the Group's activities are consistent with the target risk profile and guaranteeing solvency in the development of the strategy.

•          Assessment: a process focused on identifying all the risks inherent to the activities carried out by the Group.

•          Formalization: includes the risk origination, approval and formalization stages.

•          Monitoring and reporting: continuous and structured monitoring of risks and preparation of reports for internal and/or external (market, investors, etc.) consumption.

•          Active portfolio management: focused on identifying business opportunities in existing portfolios and new markets, businesses and products.

7.1.4   Assessment, monitoring and reporting

Assessment, monitoring and reporting is a cross-cutting element that monitors that the Model has a dynamic and proactive vision to enable compliance with the risk appetite framework approved by the corporate bodies, even in adverse scenarios. The materialization of this process has the following objectives:

•          Assess compliance with the risk appetite framework at the present time, through monitoring of the core metrics, metrics by type of risk and the basic structure of limits.

•          Assess compliance with the risk appetite framework in the future, through the projection of the risk appetite framework variables, in both a baseline scenario determined by the budget and a risk scenario determined by the stress tests.

•          Identify and assess the risk factors and scenarios that could compromise compliance with the risk appetite framework, through the development of a risk repository and an analysis of the impact of those risks.

•          Act to mitigate the impact in the Group of the identified risk factors and scenarios, ensuring this impact remains within the target risk profile.

•          Supervise the key variables that are not a direct part of the risk appetite framework, but that condition its compliance. These can be either external or internal.

This process is integrated in the activity of the risk units, both of the corporate area and in the business units, and it is carried out during the following phases:

•          Identification of the risk factors that can compromise the performance of the Group or of the geographical and/or business areas in relation to the defined risk thresholds.

•          Assessment of the impact of the materialization of the risk factors on the metrics that define the Risk Appetite Framework based on different scenarios, including stress scenarios.

•          Response to unwanted situations and proposals for readjustment to enable a dynamic management of the situation, even before it takes place.

•          Monitoring of the Group's risk profile and of the identified risk factors, through internal, competitor and market indicators, among others, to anticipate their future development.

•          Reporting: Complete and reliable information on the development of risks for the corporate bodies and senior management, with the frequency and completeness appropriate to the nature, significance and complexity of the reported risks. The principle of transparency governs al reporting of risk information.

7.1.5   Infrastructure

The infrastructure is an element that must manage that the Group has the human and technological resources needed for effective management and supervision of risks in order to carry out the functions set out in the Group's risk Model and the achievement of their objectives.

With respect to human resources, the Group risk function has an adequate workforce, in terms of number, skills, knowledge and experience.

With regards to technology, the Group risk function manages the integrity of management information systems and the provision of the infrastructure needed for supporting risk management, including tools appropriate to the needs arising from the different types of risks for their admission, management, assessment and monitoring.

The principles that govern the Group risk technology are:

•          Standardization: the criteria are consistent across the Group, thus ensuring that risk handling is standardized at geographical and/or business area level.

•          Integration in management: the tools incorporate the corporate risk policies and are applied in the Group's day-to-day management.

•          Automation of the main processes making up the risk management cycle.

•          Appropriateness: provision of adequate information at the right time.

Through the “Risk Analytics” function, the Group has a corporate framework in place for developing the measurement techniques and models. It covers all the types of risks and the different purposes and uses a standard language for all the activities and geographical/business areas and decentralized execution to make the most of the Group's global reach. The aim is to continually evolve the existing risk models and generate others that cover the new areas of the businesses that develop them, so as to reinforce the anticipation and proactiveness that characterize the Group's risk function.

Also the risk units of geographical and / or business areas have sufficient means from the point of view of resources, structures and tools to develop a risk management in line with the corporate model.

7.1.6   Risk culture

The BBVA Group promotes the development of a risk culture based on the observance and understanding of values, attitudes, and behaviors that allow the compliance with the regulations and frameworks that contribute to an appropriate risk management.

At BBVA the Risk Governance Model is characterized by a special involvement of social bodies, as they define the risk culture that permeates the rest of the organization and has the following main elements:

•          Our Purpose which defines our reason to be and with our values and behaviors guide the performance of our organization and the people who are part of it.

•          The Risk Appetite Framework which determines the risks and levels of risks that the Group is willing to assume in order to fulfill its goals.

•          The Code of Conduct establishes the behavior guidelines that we must follow to adjust our behavior to the BBVA values.

The Risk Culture at BBVA is based on these levers:

•          Communication: The BBVA Group promotes the dissemination of the principles and values that should govern the conduct and risk management in a comprehensive and consistent manner. To do this, the most appropriate channels of communication are used, to allow for the Risk culture to be integrated into the business activities at all levels of the organization.

•          Training: The BBVA Group favors the understanding of the values, risk management model, and the code of conduct in all scenarios, ensuring standards in skills and knowledge.

•          Motivation: The BBVA Group aims to define incentives for BBVA employees that support the risk culture at all levels. Among these incentives, the role of the Compensation policy and incentive programs stand out, as well as implementation of risk culture control mechanisms, including the complaint channels and the disciplinary committees.

•          Monitoring: The BBVA Group pursues at the highest levels of the organization a continuous evaluation and monitoring of the risk culture to guarantee its implementation and identification of areas for improvement.

7.2   Risk factors

As mentioned earlier, BBVA has processes in place for identifying risks and analyzing scenarios that enable the Group to manage risks in a dynamic and proactive way.

The risk identification processes are forward looking to ensure the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.

Risks are captured and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.

As part of this process, a forward projection of the risk appetite framework variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, appropriate measures are taken to keep the variables within the target risk profile.

To this extent, there are a number of emerging risks that could affect the Group’s business trends. These risks are described in the following main sections:

Macroeconomic and geopolitical risks

Global economic growth maintained robust in 2018 even if it slowed down more than expected during the second half of the year as a result of the worse development of the trade and the industrial sector as well as the strong increase in financial tensions, especially in developed economies due to the rise of uncertainties. To the worse economic development in Europe and in China, it has to be added the downturn in Asian countries and the deterioration in the expansive cycle of the United States. In this context, both the Federal Reserve (Fed) and the ECB have demonstrated to be more prudent and patient at the time of advancing with the normalization of their monetary policies and their future decisions will depend on the economic evolution. The main risk at sort-term continues to be protectionism not only for the direct effect on global trade, but also for the indirect impact of lower confidence and financial volatility. To this, it has to be added the concerns about the degree of the impact on the economic activities in the United States and China in the following quarters have to be added as well as the increased political uncertainty in Europe.

In summary, the uncertainty related to the economic perspectives continues to be elevated due to the fear of a protectionist escalation and a higher perception of the risk related to the global economic growth.

Regulatory and reputational risks

•          Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. This can affect their ability to grow and the capacity of certain businesses to develop, and result in stricter liquidity and capital requirements with lower profitability ratios. The Group constantly monitors changes in the regulatory framework that allow for anticipation and adaptation to them in a timely manner, adopt industry practices and more efficient and rigorous criteria in its implementation.

•          The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the entity could raise and might affect the regular course of business. The attitudes and behaviors of the Group and its members are governed by the principles of integrity, honesty, long-term vision and industry practices through, inter alia, internal control Model, the Code of Conduct, tax strategy and Responsible Business Strategy of the Group.

Business, operational and legal risks

•          New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation…) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels...). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.

•          Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. One example was the early adoption of advanced models for management of these risks (AMA - Advanced Measurement Approach).

•          The financial sector is exposed to increasing litigiousness, such that financial institutions face a large number of proceedings of every kind -civil, criminal, administrative and otherwise-, as well as supervisory investigations, in multiple jurisdictions, the consequences of which are difficult to determine (including those proceedings where an undetermined number of claimants is involved, where damages claimed are not easy to estimate, where exorbitant amounts are claimed, where novel legal questions are introduced using new, creative legal theories and where proceedings are at a very early stage).

In Spain, in many current proceedings claimants seek, both at Spanish courts and through preliminary rulings sought from the European Union Court of Justice, that various clauses typically included within mortgage loan agreements with credit institutions be declared abusive (including clauses related to mortgage fees, early termination rights, reference interest rates and arrangement fees). Unfavorable resolutions of such proceedings against the Group or against other banking entities may directly or indirectly affect the Group.

The BBVA Group is under regulatory investigations in several countries which may give rise to sanctions and claims for damages by third parties.

The Group may likewise be subject to investigations by legal authorities, of which we have not heretofore received formal notice to such effect, in relation with the contracting of supposedly irregular services, that may have a negative reputational or economic impact on the Bank. The Bank is undertaking a forensic investigation, led by PwC, through the Bank’s external legal counsel Garrigues, together with Uría, the scope or duration of which it is not currently possible to predict, nor is it possible to predict the outcome or implications for the Group of any such investigation by the legal authorities.

The BBVA Group undertakes constant management and monitoring of legal and regulatory investigations, proceedings and actions where its interests may be defended, and allocates (on the basis of the number of disputes, rulings and the state of proceedings or actions) what we believe are the appropriate provisions where necessary. Nevertheless, the results of judicial or regulatory investigations, proceedings or actions, whether to which the Bank is currently party, to which it may be party in the future, or to which other banking entities are party, are difficult to predict, and if jurisprudential criteria are modified or unexpected results occur, such allocated provisions may prove insufficient.

7.3    Credit risk

Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party.

It is the most important risk for the Group and includes counterparty risk, issuer risk, settlement risk and country risk management.

The principles underpinning credit risk management in BBVA are as follows:

•          Availability of basic information for the study and proposal of risk, and supporting documentation for approval, which sets out the conditions required by the internal relevant body.

•          Sufficient generation of funds and asset solvency of the customer to assume principal and interest repayments of loans owed.

•          Establishment of adequate and sufficient guarantees that allow effective recovery of the transaction, this being considered a secondary and exceptional method of recovery when the first has failed.

Credit risk management in the Group has an integrated structure for all its functions, allowing decisions to be taken objectively and independently throughout the life cycle of the risk.

•          At Group level: frameworks for action and standard rules of conduct are defined for handling risk, specifically, the circuits, procedures, structure and supervision.

•          At the business area level: they are responsible for adapting the Group's criteria to the local realities of each geographical area and for direct management of risk according to the decision-making circuit:

- Retail risks: in general, the decisions are formalized according to the scoring tools, within the general framework for action of each business area with regard to risks. The changes in weighting and variables of these tools must be validated by the GRM area.

- Wholesale risks: in general, the decisions are formalized by each business area within its general framework for action with regard to risks, which incorporates the delegation rule and the Group's corporate policies.

7.3.1   Measurement Expected Credit Loss (ECL)

IFRS 9 requires determining the expected credit loss of a financial instrument in a way that reflects an unbiased estimation removing any conservatism or optimism, the time value of money and a forward looking perspective (including the economic forecast).

Therefore the recognition and measurement of expected credit losses (ECL) is highly complex and involves the use of significant analysis and estimation including formulation and incorporation of forward-looking economic conditions into ECL.

Risk Parameters Adjusted by Macroeconomic Scenarios

Expected Credit Loss must include forward looking information, in accordance with IFRS 9, which states that the comprehensive credit risk information must incorporate not only historical information but also all relevant credit information, including forward-looking macroeconomic information. BBVA uses the classical credit risk parameters PD, LGD and EAD in order to calculate the ECL for the credit portfolios.

BBVA´s methodological approach in order to incorporate the forward looking information aims to determine the relation between macroeconomic variables and risk parameters following three main steps:

•          Step 1: Analysis and transformation of time series data.

•          Step 2: For each dependent variable find conditional forecasting models that are economically consistent.

•          Step 3: Select the best conditional forecasting model from the set of candidates defined in Step 2, based on their out of sample forecasting performance.

How economic scenarios are reflected in calculation of ECL

The forward looking component is added through the introduction of macroeconomic scenarios as an input. Inputs would highly depend on the particular combination of region and portfolio, so inputs are adapted to available data.

Based on economic theory and analysis, the macroeconomic variables most directly relevant for explaining and forecasting the selected risk parameters (PD, LGD) are:

•          a) The net income of families, corporates or public administrations.

•          b) The payment amounts on the principal and interest on the outstanding loans.

•          c) The value of the collateral assets pledge to the loan.

BBVA Group approximates these variables by using a proxy indicator from the set included in the macroeconomic scenarios provided by the economic research department.

Only a single specific indicator for each of the three categories can be used and only core macroeconomic indicators should be chosen as first choice: for a) using Real GDP Growth for the purpose of conditional forecasting can be seen as the single sufficient “factor” required for capturing the influence of all potentially relevant macro-financial scenario on internal PDs and LGD ; for b) using the most representative short term interest rate (typically the policy rate or the most liquid sovereign yield or interbank rate or EMBI) or exchange rates expressed in real terms and for c) using a comprehensive index of the price of real estate properties also expressed in real terms in the case of mortgage loans and a representative index of the price of the relevant commodity (in real terms) for corporate loan portfolios concentrated in exporters or producer of such commodity.

Real GDP growth is given priority over any other indicator not only because it is the most comprehensive indicator of income and economic activity but also because it is the central variable in the generation of macroeconomic scenarios.

Multiple scenario approach under IFRS 9

IFRS 9 requires calculating an unbiased probability weighted measurement of expected credit losses (“ECL”) by evaluating a range of possible outcomes, including forecasts of future economic conditions.

The BBVA Research teams within the BBVA Group produce forecasts of the macroeconomic variables under the baseline scenario, which are used in the rest of the related processes of the bank, such as budgeting, ICAAP and risk appetite framework, stress testing, etc.

Additionally, the BBVA Research teams produced alternative scenarios to the baseline scenario so as to meet the requirements under the IFRS 9 standard.

Alternative macroeconomic scenarios

•          For each of the macro-financial variables, BBVA Research produces three scenarios.

•          Each of these scenarios corresponds to the expected value of a different area of the probabilistic distribution of the possible projections of the economic variables.

The approach in BBVA consists on using the scenario that is the most likely scenario, which is the baseline scenario, consistent with the rest of internal processes (ICAAP, Budgeting…) and then applying an overlay adjustment that is calculated by taking into account the weighted average of the ECL determined by each of the scenarios.

It is important to note that in general, it is expected that the effect of the overlay is to increase the ECL. It is possible to obtain an overlay that does not have that effect, whenever the relationship between macro scenarios and losses is linear. However, the overlay is not expected to reduce the ECL.

7.3.2   Credit risk exposure

In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s maximum credit risk exposure (see definition below) by headings in the balance sheets as of December 31, 2018 is provided below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

Maximum Credit Risk Exposure (Millions of euros)
	Notes	2018
Financial assets held for trading		59,581
Debt securities	10	25,577
Equity instruments	10	5,254
Loans and advances	10	28,750
Non-trading financial assets mandatorily at fair value through profit or loss		5,135
Loans and advances	11	1,803
Debt securities	11	237
Equity instruments	11	3,095
Financial assets designated at fair value through profit or loss	12	1,313
Derivatives (trading and hedging)		38,249	Stage 1	Stage 2	Stage 3
Financial assets at fair value through other comprehensive income		56,332	56,329	3	-
Debt securities	13.1	53,737	53,734	3	-
Equity instruments	13.1	2,595	2,595	-	-
Financial assets at amortized cost		431,927	384,632	30,902	16,394
Loans and advances to central banks		3,947	3,947	-	-
Loans and advances to credit institutions		9,175	9,131	34	10
Loans and advances to customers		386,225	339,204	30,673	16,348
Debt securities		32,580	32,350	195	35
Total financial assets risk		592,538	440,960	30,905	16,394
Total loan commitments and financial guarantees	33	170,511	161,404	8,120	987
Total maximum credit exposure		763,049

There was no similar breakdown before the implementation of IFRS 9 on January 1, 2018 (see Note 2.1).

The maximum credit exposure presented in the table above is determined by type of financial asset as explained below:

•          In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its carrying amount (not including impairment losses), with the sole exception of derivatives and hedging derivatives.

•          The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their amount.

•          The calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives fair value and their potential risk (or "add-on").

- The first factor, fair value, reflects the difference between original commitments and fair values on the reporting date (mark-to-market).

- The second factor, potential risk (‘add-on’), is an estimate of the maximum increase to be expected on risk exposure over a derivative fair value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

- The consideration of the potential risk ("add-on") relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

The breakdown by counterparty and product of loans and advances, net of impairment losses, as well as the gross carrying amount by type of product, classified in the different headings of the assets, as of December 31, 2018, 2017 and 2016 is shown below:

December 2018 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Provisions	Gross carrying amount
By product
On demand and short notice	-	10	-	151	2,833	648	3,641	(193)	3,834
Credit card debt	-	8	1	2	2,328	13,108	15,446	(1,048)	16,495
Trade receivables		948	-	195	16,190	103	17,436	(280)	17,716
Finance leases	-	226	-	3	8,014	406	8,650	(427)	9,077
Reverse repurchase loans	-	293	477	-	-	-	770	(1)	772
Other term loans	3,911	26,839	2,947	7,030	133,573	157,760	332,060	(10,204)	342,264
Advances that are not loans	29	1,592	5,771	2,088	984	498	10,962	(63)	11,025
Loans and advances	3,941	29,917	9,196	9,468	163,922	172,522	388,966	(12,217)	401,183
By secured loans
of which: mortgage loans collateralized by immovable property		1,056	15	219	26,784	111,809	139,883	(4,122)	144,005
of which: other collateralized loans	-	7,179	285	1,389	31,393	6,835	47,081	(774)	47,855
By purpose of the loan
of which: credit for consumption						40,124	40,124	(2,613)	42,736
of which: lending for house purchase						111,007	111,007	(1,945)	112,952
By subordination
of which: project finance loans					13,973		13,973	(312)	14,286

December 2017 (Millions of euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	222	-	270	7,663	2,405	10,560
Credit card debt	-	6	-	3	1,862	13,964	15,835
Trade receivables		1,624	-	497	20,385	198	22,705
Finance leases	-	205	-	36	8,040	361	8,642
Reverse repurchase loans	305	1,290	13,793	10,912	-	-	26,300
Other term loans	6,993	26,983	4,463	5,763	125,228	155,418	324,848
Advances that are not loans	2	1,964	8,005	1,044	1,459	522	12,995
Loans and advances	7,301	32,294	26,261	18,525	164,637	172,868	421,886
of which: mortgage loans (Loans collateralized by immovable property)		998	-	308	37,353	116,938	155,597
of which: other collateralized loans		7,167	13,501	12,907	24,100	9,092	66,767
of which: credit for consumption						40,705	40,705
of which: lending for house purchase						114,709	114,709
of which: project finance loans					16,412		16,412

December 2016 (Millions of euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total
On demand and short notice	-	373	-	246	8,125	2,507	11,251
Credit card debt	-	1	-	1	1,875	14,719	16,596
Trade receivables		2,091	-	998	20,246	418	23,753
Finance leases	-	261	-	57	8,647	477	9,442
Reverse repurchase loans	81	544	15,597	6,746	-	-	22,968
Other term loans	8,814	29,140	7,694	6,878	136,105	167,892	356,524
Advances that are not loans	-	2,410	8,083	2,082	1,194	620	14,389
Loans and advances	8,894	34,820	31,373	17,009	176,192	186,633	454,921
of which: mortgage loans [Loans collateralized by immovable property]		4,722	112	690	44,406	132,398	182,328
of which: other collateralized loans		3,700	15,191	8,164	21,863	6,061	54,979
of which: credit for consumption						44,504	44,504
of which: lending for house purchase						127,606	127,606
of which: project finance loans					19,269		19,269

7.3.3  Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

•          Analysis of the financial risk of the transaction, based on the debtor’s capacity for repayment or generation of funds.

•          The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally

•          Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collateral are set out in the Corporate Policies (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals received must be correctly assigned and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

•          Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

•          Derivatives and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees and collaterals, depending on counterparty solvency and the nature of the transaction.

•          The summary of the compensation effect (via netting and collateral) for derivatives and securities operations is presented in Note 7.4.3.

•          Other financial assets designated at fair value through profit or loss and financial assets at fair value through other comprehensive income: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

•          At December 31, 2018, BBVA Group had no credit risk exposure of impaired financial assets at fair value through other comprehensive income at December 31, 2018 (see Note 7.3.2).

•          Financial assets at amortized cost:

- Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

- Loans and advances to customers: Most of these loans and advances are backed by personal guarantees extended by the customer. There may also be collateral to secure loans and advances to customers (such as mortgages, cash collaterals, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

- Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

The disclosure of impaired financial assets at amortized cost covered by collateral (see Note 7.3.2), by type of collateral, at December 31, 2018, is the following:

December 2018 (Millions of Euros)
	Maximum exposure to credit risk	Of which secured by collateral
		Residential properties	Commercial properties	Cash	Others	Financial
Impaired financial assets at amortized cost	16,394	3,484	1,255	13	317	502
Total	16,394	3,484	1,255	13	317	502

•          Financial guarantees, other contingent risks and drawable by third parties:  These have the counterparty’s personal guarantee.

The maximum credit risk exposure of impaired financial guarantees and other commitments at December 31, 2018 amounts to €987 million (see Note 7.3.2).

7.3.4   Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its transactions and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information. These tools can be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate a loan, what amount should be originated and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

•          Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score.

•          Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

•          Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity, and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-approved new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, general governments, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a "business cycle adjustment" is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of December 31, 2018:

External rating	Internal rating	Probability of default (basis points)
Standard&Poor's List	Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	AAA	1	-	2
AA+	AA+	2	2	3
AA	AA	3	3	4
AA-	AA-	4	4	5
A+	A+	5	5	6
A	A	8	6	9
A-	A-	10	9	11
BBB+	BBB+	14	11	17
BBB	BBB	20	17	24
BBB-	BBB-	31	24	39
BB+	BB+	51	39	67
BB	BB	88	67	116
BB-	BB-	150	116	194
B+	B+	255	194	335
B	B	441	335	581
B-	B-	785	581	1,061
CCC+	CCC+	1,191	1,061	1,336
CCC	CCC	1,500	1,336	1,684
CCC-	CCC-	1,890	1,684	2,121
CC+	CC+	2,381	2,121	2,673
CC	CC	3,000	2,673	3,367
CC-	CC-	3,780	3,367	4,243

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

The table below outlines the distribution by probability of default within 12 months and stages of the gross carrying amount of loans and advances to customers in percentage of BBVA Group as of December 31, 2018 is shown below:

	December 2018
	Subject to 12 month ECL (Stage 1)	Subject to lifetime ECL (Stage 2)
Probability of default (basis points)%		%
0 to 2	9.6	0.0
2 to 5	10.8	0.1
5 to 11	6.3	0.0
11 to 39	20.9	0.4
39 to 194	30.1	1.8
194 to 1,061	12.2	3.6
1,061 to 2,121	1.6	1.2
> 2,021	0.2	1.2
Total	91.7	8.3

There was no similar breakdown before the implementation of IFRS 9 on January 1, 2018 (see Note 2.1).

7.3.5   Past due but not impaired and impaired secured loans risks

The tables below provides details by counterpart and by product of past due risks but not considered to be impaired, as of December 31, 2018, 2017 and 2016, listed by their first past-due date; as well as the breakdown of the debt securities and loans and advances individually and collectively estimated (see Note 2.2.1):

December 2018 (Millions of euros)
	Assets without significant increase in credit risk since initial recognition (Stage 1)			Assets with significant increase in credit risk since initial recognition but not credit-impaired (Stage 2)			Credit-impaired assets (Stage 3)
	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days	<= 30 days	> 30 days <= 90 days	> 90 days
Debt securities	-	-	-	-	-	-	-	-	5
Loans and advances	4,191	454	-	4,261	3,228	-	407	900	2,769
Central banks	-	-	-	-	-	-	-	-	-
General governments	95	7	-	5	1	-	5	5	26
Credit institutions	3	-	-	-	-	-	-	-	-
Other financial corporations	117	224	-	2	-	-	-	-	5
Non-financial corporations	1,140	158	-	1,282	1,180	-	149	276	1,333
Households	2,835	64	-	2,971	2,047	-	254	618	1,404
TOTAL	4,191	454	-	4,261	3,228	-	407	900	2,774
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	127	-	-	25	47	-	3	4	52
Credit card debt	182	10	-	598	102	-	24	25	120
Trade receivables	46	12	-	20	106	-	2	11	50
Finance leases	307	16	-	43	102	-	10	20	110
Reverse repurchase loans	-	-	-	-	-	-	-	-	-
Other term loans	3,421	325	-	3,575	2,869	-	369	840	2,433
Advances that are not loans	108	89	-	-	1	-	-	-	4
of which: mortgage loans collateralized by immovable property	1,681	38	-	1,598	1,745	-	251	712	1,365
of which: other collateralized loans	255	14	-	742	99	-	22	21	103
of which: credit for consumption	910	27	-	1,278	424	-	49	49	281
of which: lending for house purchase	1,365	24	-	1,394	1,404	-	170	507	839
of which: project finance loans	1	-	-	-	382	-	-	-	71

December 2017 (Millions of euros) (*)
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	≤ 30 days	> 30 days ≤ 60 days	> 60 days ≤ 90 days
Debt securities	-	-	-	66	38	(28)	(21)	-
Loans and advances	3,432	759	503	19,401	10,726	(8,675)	(4,109)	(29,938)
Central banks	-	-	-	-	-	-	-	-
General governments	75	3	13	171	129	(42)	(69)	(27)
Credit institutions	-	-	-	11	5	(6)	(30)	(5)
Other financial corporations	2	-	-	12	6	(7)	(19)	(5)
Non-financial corporations	843	153	170	10,791	5,192	(5,599)	(1,939)	(18,988)
Households	2,512	603	319	8,417	5,395	(3,022)	(2,052)	(10,913)
TOTAL	3,432	759	503	19,467	10,764	(8,703)	(4,130)	(29,938)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	77	12	11	389	151	(238)
Credit card debt	397	66	118	629	190	(439)
Trade receivables	115	8	9	515	179	(336)
Finance leases	138	66	47	431	155	(276)
Reverse repurchase loans	-	-	-	-	-	-
Other term loans	2,705	606	317	17,417	10,047	(7,370)
Advances that are not loans	1	-	1	20	3	(16)
of which: mortgage loans (Loans collateralized by immovable property)	1,345	360	164	11,388	7,630	(3,757)
of which: other collateralized loans	592	137	43	803	493	(310)
of which: credit for consumption	1,260	248	207	1,551	457	(1,093)
of which: lending for house purchase	1,034	307	107	5,730	4,444	(1,286)
of which: project finance loans	13	-	25	1,165	895	(271)

(*)  Figures originally reported in the year 2017 in accordance to the applicable regulation, without restatements.

December 2016 (Millions of euros) (*)
	Past due but not impaired			Impaired assets	Carrying amount of the impaired assets	Specific allowances for financial assets, individually and collectively estimated	Collective allowances for incurred but not reported losses	Accumulated write-offs
	<= 30 days	> 30 days <= 60 days	> 60 days <= 90 days
Debt securities	-	-	-	272	128	(144)	(46)	(1)
Loans and advances	3,384	696	735	22,925	12,133	(10,793)	(5,224)	(29,346)
Central banks	-	-	-	-	-	-	-	-
General governments	66	-	2	295	256	(39)	(13)	(13)
Credit institutions	3	-	82	10	3	(7)	(36)	(5)
Other financial corporations	4	7	21	34	8	(25)	(57)	(6)
Non-financial corporations	968	209	204	13,786	6,383	(7,402)	(2,789)	(18,020)
Households	2,343	479	426	8,801	5,483	(3,319)	(2,329)	(11,303)
TOTAL	3,384	696	735	23,197	12,261	(10,937)	(5,270)	(29,347)
Loans and advances by product, by collateral and by subordination
On demand (call) and short notice (current account)	79	15	29	562	249	(313)
Credit card debt	377	88	124	643	114	(529)
Trade receivables	51	15	13	424	87	(337)
Finance leases	188	107	59	516	252	(264)
Reverse repurchase loans	-	-	82	1	-	(1)
Other term loans	2,685	469	407	20,765	11,429	(9,336)
Advances that are not loans	5	-	21	14	2	(12)
of which: mortgage loans (Loans collateralized by immovable property)	1,202	265	254	16,526	9,008	(5,850)
of which: other collateralized loans	593	124	47	1,129	656	(275)
of which: credit for consumption	1,186	227	269	1,622	455	(1,168)
of which: lending for house purchase	883	194	105	6,094	4,546	(1,548)
of which: project finance loans	138	-	-	253	105	(147)

(*)  Figures originally reported in the year 2016 in accordance to the applicable regulation, without restatements.

The breakdown of loans and advances, within financial assets at amortized cost, impaired and accumulated impairment by sectors as of December 31, 2018, 2017 and 2016 is as follows:

December 2018 (Millions of euros)
	Non-performing loans and advances	Accumulated impairment	Non-performing loans and advances as a % of the total
General governments	128	(84)	0.4%
Credit institutions	10	(12)	0.1%
Other financial corporations	11	(22)	0.1%
Non-financial corporations	8,372	(6,260)	4.9%
Agriculture, forestry and fishing	122	(107)	3.3%
Mining and quarrying	96	(70)	1.9%
Manufacturing	1,695	(1,134)	4.6%
Electricity, gas, steam and air conditioning supply	585	(446)	4.2%
Water supply	19	(15)	1.8%
Construction	1,488	(1,007)	12.5%
Wholesale and retail trade	1,624	(1,259)	6.3%
Transport and storage	459	(374)	4.7%
Accommodation and food service activities	315	(204)	4.0%
Information and communication	113	(72)	2.1%
Financial and insurance activities	147	(128)	2.1%
Real estate activities	834	(624)	4.8%
Professional, scientific and technical activities	204	(171)	4.0%
Administrative and support service activities	128	(125)	4.0%
Public administration and defense, compulsory social security	5	(7)	1.6%
Education	31	(31)	3.4%
Human health services and social work activities	63	(63)	1.4%
Arts, entertainment and recreation	59	(41)	4.5%
Other services	386	(382)	3.9%
Households	7,838	(5,833)	4.4%
LOANS AND ADVANCES	16,359	(12,211)	4.1%

December 2017 (Millions of euros)
	Non-performing loans and advances	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	171	(111)	0.5%
Credit institutions	11	(36)	0.3%
Other financial corporations	12	(26)	0.1%
Non-financial corporations	10,791	(7,538)	6.3%
Agriculture, forestry and fishing	166	(123)	4.3%
Mining and quarrying	177	(123)	3.7%
Manufacturing	1,239	(955)	3.6%
Electricity, gas, steam and air conditioning supply	213	(289)	1.8%
Water supply	29	(11)	4.5%
Construction	2,993	(1,708)	20.1%
Wholesale and retail trade	1,706	(1,230)	5.9%
Transport and storage	441	(353)	4.2%
Accommodation and food service activities	362	(222)	4.3%
Information and communication	984	(256)	17.0%
Real estate activities	1,171	(1,100)	7.9%
Professional, scientific and technical activities	252	(183)	3.8%
Administrative and support service activities	188	(130)	6.3%
Public administration and defense, compulsory social security	4	(6)	1.9%
Education	31	(25)	3.4%
Human health services and social work activities	75	(68)	1.7%
Arts, entertainment and recreation	69	(38)	4.6%
Other services	690	(716)	4.3%
Households	8,417	(5,073)	4.7%
LOANS AND ADVANCES	19,401	(12,784)	4.5%

December 2016 (Millions of euros)
	Non-performing	Accumulated impairment or Accumulated changes in fair value due to credit risk	Non-performing loans and advances as a % of the total
General governments	295	(52)	0.8%
Credit institutions	10	(42)	0.0%
Other financial corporations	34	(82)	0.2%
Non-financial corporations	13,786	(10,192)	7.4%
Agriculture, forestry and fishing	221	(188)	5.1%
Mining and quarrying	126	(83)	3.3%
Manufacturing	1,569	(1,201)	4.5%
Electricity, gas, steam and air conditioning supply	569	(402)	3.2%
Water supply	29	(10)	3.5%
Construction	5,358	(3,162)	26.3%
Wholesale and retail trade	1,857	(1,418)	6.2%
Transport and storage	442	(501)	4.5%
Accommodation and food service activities	499	(273)	5.9%
Information and communication	112	(110)	2.2%
Real estate activities	1,441	(1,074)	8.7%
Professional, scientific and technical activities	442	(380)	6.0%
Administrative and support service activities	182	(107)	7.3%
Public administration and defense, compulsory social security	18	(25)	3.0%
Education	58	(31)	5.4%
Human health services and social work activities	89	(88)	1.8%
Arts, entertainment and recreation	84	(51)	5.1%
Other services	691	(1,088)	4.2%
Households	8,801	(5,648)	4.6%
LOANS AND ADVANCES	22,925	(16,016)	5.0%

The changes during the years 2018, 2017 and 2016 of impaired financial assets and contingent risks are as follow:

Changes in Impaired Financial Assets and Contingent Risks (Millions of euros)
	2018	2017	2016
Balance at the beginning	20,590	23,877	26,103
Additions	9,792	10,856	11,133
Decreases (*)	(6,909)	(7,771)	(7,633)
Net additions	2,883	3,085	3,500
Amounts written-off	(5,076)	(5,758)	(5,592)
Exchange differences and other	(1,264)	(615)	(134)
Balance at the end	17,134	20,590	23,877

(*)   Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the year as a result of mortgage foreclosures and real estate assets received in lieu of payment as well as monetary recoveries (see Notes 19 and 20 to the Consolidated Financial Statement for additional information).

The changes during the years 2018, 2017 and 2016 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter "write-offs"), is shown below:

Changes in Impaired Financial Assets Written-Off from the Balance Sheet (Millions of Euros)
	Notes	2018	2017	2016
Balance at the beginning		30,139	29,347	26,143
Acquisition of subsidiaries in the year		-	-	-
Increase:		6,164	5,986	5,699
Decrease:		(4,210)	(4,442)	(2,384)
Re-financing or restructuring		(10)	(9)	(32)
Cash recovery	47	(589)	(558)	(541)
Foreclosed assets		(625)	(149)	(210)
Sales of written-off		(1,805)	(2,284)	(45)
Debt forgiveness		(889)	(1,121)	(864)
Time-barred debt and other causes		(292)	(321)	(692)
Net exchange differences		250	(752)	(111)
Balance at the end		32,343	30,139	29,347

As indicated in Note 2.2.1, although they have been derecognized from the consolidated balance sheet, the BBVA Group continues to attempt to collect on these written-off financial assets, until the rights to receive them are fully extinguished, either because it is time-barred financial asset, the financial asset is condoned, or other reasons.

7.3.6   Impairment losses

Below are the changes in the years ended December 31, 2018, 2017 and 2016, in the provisions recognized on the accompanying consolidated balance sheets to cover estimated impairment losses in loans and advances and debt securities measured at amortized cost and financial assets at fair value through other comprehensive income as well as the loan commitment and financial guarantees:

Financial assets at amortized cost. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired		Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)	Purchased/originated credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances	Loss allowances
Opening balance (under IFRS 9)	(2,237)	(1,827)	(525)	(9,371)	-	(13,960)
Transfers of financial assets:	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2 (not credit-impaired)	208	(930)	(218)	-	-	(940)
Transfers from Stage 2 (not credit - impaired) to Stage 1	(125)	619	50	-	-	544
Transfers to Stage 3	55	282	564	(2,127)	-	(1,226)
Transfers from Stage 3 to Stage 1 or 2	(7)	(126)	(68)	333	-	132
Changes without transfers between Stages	358	(53)	(260)	(3,775)	-	(3,730)
New financial assets originated	(1,072)	(375)	(244)	-	-	(1,692)
Purchased	-	-	-	-	-	-
Disposals	2	3	-	110	-	115
Repayments	641	432	118	1,432	-	2,623
Write-offs	13	14	2	4,433	-	4,461
Changes in model/ methodology	-	-	-	-	-	-
Foreign exchange	(84)	72	(93)	343	-	239
Modifications that result in derecognition	5	10	25	98	-	138
Modifications that do not result in derecognition	3	(8)	1	(362)	-	(366)
Other	135	133	20	1,111	-	1,399
Closing balance	(2,106)	(1,753)	(628)	(7,777)	-	(12,264)

Financial assets at fair value through other comprehensive income. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired		Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)	Purchased/originated credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances	Loss allowances
Opening balance (under IFRS 9)	(20)	(1)	-	(14)	-	(35)
Transfers of financial assets:	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2 (not credit-impaired)	-	-	-	-	-	-
Transfers from Stage 2 (not credit - impaired) to Stage 1	-	-	-	-	-	-
Transfers to Stage 3	-	-	-	-	-	-
Transfers from Stage 3 to Stage 1 or 2	-	-	-	-	-	-
Changes without transfers between Stages	(7)	-	-	16	-	9
New financial assets originated	(3)	-	-	-	-	(3)
Purchased	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Repayments	5	-	-	-	-	5
Write-offs	-	-	-	-	-	-
Changes in model/ methodology	-	-	-	-	-	-
Foreign exchange	2	-	-	-	-	2
Modifications that result in derecognition	-	-	-	-	-	-
Modifications that do not result in derecognition	-	-	-	(11)	-	(11)
Other	(5)	1	-	8	-	4
Closing balance	(28)	-	-	-	-	(28)

Loan commitments and financial guarantees. December 2018 (Millions of Euros)
	Not credit-impaired			Credit-impaired		Total
	Stage 1	Stage 2		Credit-impaired (Stage 3)	Purchased/originated credit-impaired (Stage 3)
	Loss allowances	Loss allowances (collectively assessed)	Loss allowances (individually assessed)	Loss allowances	Loss allowances	Loss allowances
Opening balance (under IFRS 9)	(200)	(135)	(84)	(285)	-	(704)
Transfers of financial assets:	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2 (not credit-impaired)	14	(84)	(11)	-	-	(81)
Transfers from Stage 2 (not credit - impaired) to Stage 1	(8)	65	1	-	-	58
Transfers to Stage 3	1	4	16	(48)	-	(27)
Transfers from Stage 3 to Stage 1 or 2	(3)	(3)	-	20	-	14
Changes without transfers between Stages	14	12	6	35	-	67
New financial assets originated	(102)	(32)	(20)	-	-	(154)
Purchased	-	-	-	-	-	-
Disposals	-	-	-	1	-	1
Repayments	47	58	24	73	-	202
Write-offs	-	-	-	-	-	-
Changes in model/ methodology	-	-	-	-	-	-
Foreign exchange	11	1	(2)	6	-	16
Modifications that result in derecognition	-	-	-	-	-	-
Modifications that do not result in derecognition	-	-	-	(32)	-	(32)
Other	(6)	(13)	10	13	-	4
Closing balance	(232)	(127)	(60)	(217)	-	(636)

December 2017 (Millions of euros) (*)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss

Equity instruments
Specific allowances for financial assets, individually and collectively estimated	(10,937)	(7,484)	2,878	4,503	1,810	526	(8,703)	558
Debt securities	(144)	(26)	6	-	123	13	(28)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(15)	(5)	4	-	16	-	-	-
Other financial corporations	(26)	(4)	2	-	-	13	(16)	-
Non-financial corporations	(103)	(17)	-	-	107	-	(12)	-
Loans and advances	(10,793)	(7,458)	2,872	4,503	1,687	513	(8,675)	558
Central banks	-	-	-	-	-	-	-	-
General governments	(39)	(70)	37	14	1	15	(42)	1
Credit institutions	(7)	(2)	2	-	-	1	(6)	-
Other financial corporations	(25)	(287)	3	38	227	38	(7)	-
Non-financial corporations	(7,402)	(3,627)	1,993	3,029	(228)	636	(5,599)	345
Households	(3,319)	(3,472)	837	1,422	1,687	(177)	(3,022)	212
Collective allowances for incurred but not reported losses on financial assets	(5,270)	(1,783)	2,159	1,537	(1,328)	557	(4,130)	-
Debt securities	(46)	(8)	30	1	-	3	(21)	-
Loans and advances	(5,224)	(1,776)	2,128	1,536	(1,328)	554	(4,109)	-
Total	(16,206)	(9,267)	5,037	6,038	482	1,083	(12,833)	558

(*)  Figures originally reported in the year 2017 in accordance to the applicable regulation, without restatements.

December 2016 (Millions of euros)
	Opening balance	Increases due to amounts set aside for estimated loan losses during the period	Decreases due to amounts reversed for estimated loan losses during the period	Decreases due to amounts taken against allowances	Transfers between allowances	Other adjustments	Closing balance	Recoveries recorded directly to the statement of profit or loss
Equity instruments
Specific allowances for financial assets, individually and collectively estimated	(12,866)	(6,912)	2,708	5,673	(123)	583	(10,937)	540
Debt securities	(35)	(167)	6	64	(10)	(2)	(144)	-
Central banks	-	-	-	-	-	-	-	-
General governments	-	-	-	-	-	-	-	-
Credit institutions	(20)	-	-	5	-	-	(15)	-
Other financial corporations	(15)	(29)	3	26	(10)	(1)	(26)	-
Non-financial corporations	-	(138)	3	33	-	(1)	(103)	-
Loans and advances	(12,831)	(6,745)	2,702	5,610	(113)	585	(10,793)	540
Central banks	-	-	-	-	-	-	-	-
General governments	(37)	(2)	20	6	(27)	2	(39)	1
Credit institutions	(17)	(2)	3	-	10	(3)	(7)	-
Other financial corporations	(38)	(34)	9	22	10	6	(25)	-
Non-financial corporations	(9,225)	(3,705)	2,158	3,257	(278)	391	(7,402)	335
Households	(3,514)	(3,002)	511	2,325	172	189	(3,319)	205
Collective allowances for incurred but not reported losses on financial assets	(6,024)	(1,558)	1,463	88	775	(15)	(5,270)	1
Debt securities	(113)	(11)	15	1	64	-	(46)	-
Loans and advances	(5,911)	(1,546)	1,449	87	711	(15)	(5,224)	-
Total	(18,890)	(8,470)	4,172	5,762	652	568	(16,206)	541

(*)  Figures originally reported in the year 2016 in accordance to the applicable regulation, without restatements.

7.3.7   Refinancing and restructuring operations

Group policies and principles with respect to refinancing and restructuring operations

Refinancing and restructuring transactions (see definition in the Glossary) are carried out with customers who have requested such an operation in order to meet their current loan payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinancing and restructuring operation is to provide the customer with a situation of financial viability over time by adapting repayment of the loan incurred with the Group to the customer’s new situation of fund generation. The use of refinancing and restructuring for other purposes, such as to delay loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing and restructuring policies are based on the following general principles:

•          Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the industry in which it operates.

•          With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees.

•          This analysis is carried out from the overall customer or group perspective.

•          Refinancing and restructuring operations do not in general increase the amount of the customer’s loan, except for the expenses inherent to the operation itself.

•          The capacity to refinance and restructure loan is not delegated to the branches, but decided on by the risk units.

•          The decisions made are reviewed from time to time with the aim of evaluating full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing and restructuring loan is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the balance of customer’s loan. The solution required is adapted to each case and the loan repayment is made easier, in accordance with the following principles:

•          Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both principal and interest.

•          Refinancing and restructuring of operations is only allowed on those loans in which the BBVA Group originally entered into.

•          Customers subject to refinancing and restructuring operations are excluded from marketing campaigns of any kind.

In the case of non-retail customers (mainly companies, enterprises and corporates), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

•          Forecasted future income, margins and cash flows to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

•          Where appropriate, the existence of a divestment plan for assets and/or operating segments that can generate cash to assist the deleveraging process.

•          The capacity of shareholders to contribute capital and/or guarantees that can support the viability of the plan.

In accordance with the Group’s policy, the conclusion of a loan refinancing and restructuring operation does not meet the loan is reclassified from "impaired" or "significant increase in credit risk" to outstanding risk. The reclassification to "significant increase in credit risk" or normal risk categories must be based on the analysis mentioned earlier of the viability, upon completion of the probationary periods described below.

The Group maintains the policy of including risks related to refinanced and restructured loans as either:

•          "Impaired assets", as although the customer is up to date with payments, they are classified as unlikely to pay when there are significant doubts that the terms of their refinancing may not be met; or

•          "Significant increase in credit risk" until the conditions established for their consideration as normal risk are met).

The conditions established for assets classified as “Significant increase in credit risk” to be reclassified out of this category are as follows:

•          The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the loan or other objective criteria, demonstrating the borrower´s ability to pay, have been verified; none of its exposures is more than 30 days past-due; and

•          At least two years must have elapsed since completion of the renegotiation or restructuring of the loan and regular payments must have been made during at least half of this probation period;

•          It is unlikely that the customer will have financial difficulties and, therefore, it is expected that the customer will be able to meet its loan payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing and restructuring policy provides for the possibility of two modifications in a 24 month period for loans that are not in compliance with the payment schedule.

The internal models used to determine allowances for loan losses consider the restructuring and renegotiation of a loan, as well as re-defaults on such a loan, by assigning a lower internal rating to restructured and renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).

For quantitative information on refinancing and restructuring operations see Appendix VIII.

7.4    Market risk

7.4.1  Market risk trading portfolios

Market risk originates as a result of movements in the market variables that impact the valuation of traded financial products and assets. The main risks generated can be classified as follows:

•          Interest-rate risk: This arises as a result of exposure to movements in the different interest-rate curves involved in trading. Although the typical products that generate sensitivity to the movements in interest rates are money-market products (deposits, interest-rate futures, call money swaps, etc.) and traditional interest-rate derivatives (swaps and interest-rate options such as caps, floors, swaptions, etc.), practically all the financial products are exposed to interest-rate movements due to the effect that such movements have on the valuation of the financial discount.

•          Equity risk: This arises as a result of movements in share prices. This risk is generated in spot positions in shares or any derivative products whose underlying asset is a share or an equity index. Dividend risk is a sub-risk of equity risk, arising as an input for any equity option. Its variation may affect the valuation of positions and it is therefore a factor that generates risk on the books.

•          Exchange-rate risk: This is caused by movements in the exchange rates of the different currencies in which a position is held. As in the case of equity risk, this risk is generated in spot currency positions, and in any derivative product whose underlying asset is an exchange rate. In addition, the quanto effect (operations where the underlying asset and the instrument itself are denominated in different currencies) means that in certain transactions in which the underlying asset is not a currency, an exchange-rate risk is generated that has to be measured and monitored.

•          Credit-spread risk: Credit spread is an indicator of an issuer's credit quality. Spread risk occurs due to variations in the levels of spread of both corporate and government issues, and affects positions in bonds and credit derivatives.

•          Volatility risk: This occurs as a result of changes in the levels of implied price volatility of the different market instruments on which derivatives are traded. This risk, unlike the others, is exclusively a component of trading in derivatives and is defined as a first-order convexity risk that is generated in all possible underlying assets in which there are products with options that require a volatility input for their valuation.

The metrics developed to control and monitor market risk in BBVA Group are aligned with market practices and are implemented consistently across all the local market risk units.

Measurement procedures are established in terms of the possible impact of negative market conditions on the trading portfolio of the Group's Global Markets units, both under ordinary circumstances and in situations of heightened risk factors.

The standard metric used to measure market risk is Value at Risk (“VaR”), which indicates the maximum loss that may occur in the portfolios at a given confidence level (99%) and time horizon (one day). This statistic value is widely used in the market and has the advantage of summing up in a single metric the risks inherent to trading activity, taking into account how they are related and providing a prediction of the loss that the trading book could sustain as a result of fluctuations in equity prices, interest rates, foreign exchange rates and credit spreads. The market risk analysis considers risks, such as credit spread, basis risk as well as volatility and correlation risk.

Most of the headings on the Group's balance sheet subject to market risk are positions in the Group´s trading portfolio whose metric for measuring their market risk is VaR. This table shows the accounting lines of the consolidated balance sheet as of December 31, 2018, 2017 and 2016  in which there is a market risk in the Group´s trading and non-trading portfolios:

Headings of the balance sheet under market risk (Millions of euros)
	December 2018		December 2017		December 2016
	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)	Main market risk metrics - VaR	Main market risk metrics - Others (*)
Assets subject to market risk
Financial assets held for trading	57,486	28,459	59,008	441	64,623	1,480
Financial assets at fair value through other comprehensive income	5,652	19,125	5,661	24,083	7,119	28,771
Of which: Equity instruments	-	2,046	-	2,404	-	3,559
Derivatives - Hedging accounting	688	1,061	829	1,397	1,041	1,415
Liabilities subject to market risk
Financial liabilities held for trading	38,844	40,026	42,468	2,526	47,491	2,223
Derivatives - Hedging accounting	550	910	1,157	638	1,305	689

(*)  Includes mainly assets and liabilities managed by ALCO.

Although the prior table shows details of the financial positions subject to market risk, it should be noted that the data are for information purposes only and do not reflect how the risk is managed in trading activity, where it is not classified into assets and liabilities.

With respect to the risk measurement models used in BBVA Group, the Bank of Spain has authorized the use of the internal model to determine bank capital requirements deriving from risk positions on the BBVA S.A. and BBVA Bancomer trading book, which jointly account for around 76%, 70% and 66% of the Group’s trading-book market risk as of December 31, 2018, 2017 and 2016. For the rest of the geographical areas (mainly South America, Garanti and BBVA Compass), bank capital for the risk positions in the trading book is calculated using the standard model.

The current management structure includes the monitoring of market-risk limits, consisting of a scheme of limits based on VaR, economic capital (based on VaR measurements) and VaR sub-limits, as well as stop-loss limits for each of the Group’s business units.

The model used estimates VaR in accordance with the "historical simulation" methodology, which involves estimating losses and gains that would have taken place in the current portfolio if the changes in market conditions that took place over a specific period of time in the past were repeated. Based on this information, it infers the maximum expected loss of the current portfolio within a given confidence level. This model has the advantage of reflecting precisely the historical distribution of the market variables and not assuming any specific distribution of probability. The historical period used in this model is two years. The historical simulation method is used in BBVA S.A., BBVA Bancomer, BBVA Colombia, Compass Bank and Garanti.

VaR figures are estimated following two methodologies:

•          VaR without smoothing, which awards equal weight to the daily information for the previous two years. This is currently the official methodology for measuring market risks for the purpose of monitoring compliance with risk limits.

•          VaR with smoothing, which gives a greater weight to more recent market information. This metric supplements the previous one.

In the case of Global Markets Argentina and Global Markets Peru a parametric methodology is used to measure risk in terms of VaR.

At the same time, and following the guidelines established by the Spanish and European authorities, BBVA incorporates metrics in addition to VaR with the aim of meeting the Bank of Spain's regulatory requirements with respect to the calculation of bank capital for the trading book. Specifically, the new measures incorporated in the Group since December 2011 (stipulated by Basel 2.5) are:

•          VaR: In regulatory terms, the VaR charge incorporates the stressed VaR charge, and the sum of the two (VaR and stressed VaR) is calculated. This quantifies the losses associated with the movements of the two risk factors inherent to market operations (interest rates, FX, RV, credit, etc.). Both VaR and stressed VaR are rescaled by a regulatory multiplier set at three and by the square root of ten to calculate the capital charge.

•          Specific Risk: Incremental Risk Capital (“IRC”) Quantification of the risks of default and downgrading of the credit ratings of the bond and credit derivative positions in the portfolio. The specific capital risk by IRC is a charge exclusively used in the geographical areas with the internal model approved (BBVA S.A. and Bancomer). The capital charge is determined according to the associated losses (at 99.9% in a 1-year horizon under the hypothesis of constant risk) due to the rating migration and/or default state the issuer of an asset. In addition, the price risk is included in sovereign positions for the items specified.

•          Specific Risk: Securitization and correlation portfolios. Capital charge for securitizations and the correlation portfolio to include the potential losses associated at the level of rating a specific credit structure (rating). Both are calculated by the standard method. The scope of the correlation portfolios refers to the FTD-type market operation and/or tranches of market CDOs and only for positions with an active market and hedging capacity.

Validity tests are performed regularly on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Market risk in 2018

The Group’s market risk remains at low levels compared to other risks managed by BBVA, particularly in terms of credit risk. This is due to the nature of the business. During the financial year 2018 the average VaR was €21 million, below the figure of 2017, with a high on March 16, 2018 of €26 million. The evolution in the BBVA Group’s market risk during 2018, measured as VaR without smoothing (see Glossary) with a 99% confidence level and a 1-day horizon (shown in millions of Euros) is as follows:

By type of market risk assumed by the Group's trading portfolio, the main risk factor for the Group continues to be that linked to interest rates, with a weight of 55% of the total at the end of year ended December 31, 2018 (this figure includes the spread risk). The relative weight has increased compared with the close of 2017 (48%). Exchange-rate risk maintains its proportion with respect to 2017 (14%), while equity, volatility and correlation risk have decreased, with a weight of 31% at the close of 2018 (vs. 38% at the close of 2017).

As of December 31, 2018, 2017 and 2016 the balance of VaR was €17 million, €22 million and €26 million, respectively. These figures can be broken down as follows:

VaR by Risk Factor (Millions of euros)
	Interest/Spread Risk	Currency Risk	Stock-market Risk	Vega/Correlation Risk	Diversification Effect(*)	Total
December 2018
VaR average in the year	20	6	4	9	(20)	21
VaR max in the year	23	7	6	11	(21)	26
VaR min in the year	17	6	4	7	(18)	16
End of period VaR	19	5	3	7	(17)	17
December 2017
VaR average in the year	25	10	3	13	(23)	27
VaR max in the year	27	11	2	12	(19)	34
VaR min in the year	23	7	4	14	(26)	22
End of period VaR	23	7	4	14	(26)	22
December 2016
VaR average in the year	28	10	4	11	(23)	29
VaR max in the year	30	16	4	11	(23)	38
VaR min in the year	21	10	1	11	(20)	23
End of period VaR	29	7	2	12	(24)	26

(*)  The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

Validation of the model

The internal market risk model is validated on a regular basis by backtesting in both BBVA S.A. and Bancomer. The aim of backtesting is to validate the quality and precision of the internal market risk model used by BBVA Group to estimate the maximum daily loss of a portfolio, at a 99% level of confidence and a 250-day time horizon, by comparing the Group's results and the risk measurements generated by the internal market risk model. These tests showed that the internal market risk model of both BBVA, S.A. and Bancomer is adequate and precise.

Two types of backtesting have been carried out during 2018, 2017 and 2016:

•          "Hypothetical" backtesting: the daily VaR is compared with the results obtained, not taking into account the intraday results or the changes in the portfolio positions. This validates the appropriateness of the market risk metrics for the end-of-day position.

•          "Real" backtesting: the daily VaR is compared with the total results, including intraday transactions, but discounting the possible minimum charges or fees involved. This type of backtesting includes the intraday risk in portfolios.

In addition, each of these two types of backtesting was carried out at the level of risk factor or business type, thus making a deeper comparison of the results with respect to risk measurements.

For the period between the year ended December 31, 2017 and the year ended December 31, 2018, the backtesting of the internal VaR calculation model was carried out, comparing the daily results obtained to the estimated risk level by the internal VaR calculation model. At the end of the year the comparison showed the internal VaR calculation model was working correctly, within the "green" zone (0-4 exceptions), thus validating the internal VaR calculation model, as has occurred each year since the internal market risk model was approved for the Group.

Stress test analysis

A number of stress tests are carried out on BBVA Group's trading portfolios. First, global and local historical scenarios are used that replicate the behavior of an extreme past event, such as for example the collapse of Lehman Brothers or the "Tequilazo" crisis. These stress tests are complemented with simulated scenarios, where the aim is to generate scenarios that have a significant impact on the different portfolios, but without being anchored to any specific historical scenario. Finally, for some portfolios or positions, fixed stress tests are also carried out that have a significant impact on the market variables affecting these positions.

Historical scenarios

The historical benchmark stress scenario for the BBVA Group is Lehman Brothers, whose sudden collapse in September 2008 led to a significant impact on the behavior of financial markets at a global level. The following are the most relevant effects of this historical scenario:

•          Credit shock: reflected mainly in the increase of credit spreads and downgrades in credit ratings.

•          Increased volatility in most of the financial markets (giving rise to a great deal of variation in the prices of different assets (currency, equity, debt).

•          Liquidity shock in the financial systems, reflected by a major movement in interbank curves, particularly in the shortest sections of the euro and dollar curves.

Simulated scenarios

Unlike the historical scenarios, which are fixed and therefore not suited to the composition of the risk portfolio at all times, the scenario used for the exercises of economic stress is based on Resampling methodology. This methodology is based on the use of dynamic scenarios are recalculated periodically depending on the main risks held in the trading portfolios. On a data window wide enough to collect different periods of stress (data are taken from 1-1-2008 until today), a simulation is performed by resampling of historic observations, generating a loss distribution and profits to analyze most extreme of births in the selected historical window. The advantage of this resampling methodology is that the period of stress is not predetermined, but depends on the portfolio maintained at each time, and making a large number of simulations (10,000 simulations) allows a richer information for the analysis of expected shortfall than what is available in the scenarios included in the calculation of VaR.

The main features of this approach are: a) the generated simulations respect the correlation structure of the data, b) flexibility in the inclusion of new risk factors and c) to allow the introduction of a lot of variability in the simulations (desirable to consider extreme events).

The impact of the stress test under multivariable simulation of the risk factors of the portfolio (Expected shortfall 95% to 20 days) as of December 31, 2018 is as follows:

Millions of Euros
	Europe	Mexico	Peru	Venezuela	Argentina	Colombia	Turkey	Compass
Expected Shortfall	(99)	(33)	(11)	-	(5)	(6)	(6)	(1)

7.4.2   Structural risk

The Assets and Liabilities Committee (ALCO) is the main responsible body for the management of structural risks relating to liquidity/funding, interest rates, currency rates, equity and solvency. Every month, with the assistance of the CEO and representatives from the areas of Finance, Risks and Business Areas, this committee monitors the above risks and is presented with proposals for managing them for its approval. These management proposals are made proactively by the Finance area, taking into account the risk appetite framework and with the aim of guaranteeing recurrent earnings and financial stability and preserving the entity's solvency. All the balance-sheet management units have a local ALCO, assisted constantly by the members of the Corporate Center. There is also a corporate ALCO where the management strategies in the Group's subsidiaries are monitored and presented.

Structural interest-rate risk

The structural interest-rate risk (“IRRBB”) is related to the potential impact that variations in market interest rates have on an entity's net interest income and equity. In order to properly measure IRRBB, BBVA takes into account the main sources that generate this risk: repricing risk, yield curve risk, option risk and basis risk, which are analyzed from two complementary points of view: net interest income (short term) and economic value (long term).

ALCO monitors the interest-rate risk metrics and the Assets and Liabilities Management unit carries out the management proposals for the structural balance sheet. The management objective is to ensure the stability of net interest income and book value in the face of changes in market interest rates, while respecting the internal solvency and limits in the different balance-sheets and for BBVA Group as a whole; and complying with current and future regulatory requirements.

BBVA's structural interest-rate risk management control and monitoring is based on a set of metrics and tools that enable the entity's risk profile to be monitored correctly. A wide range of scenarios are measured on a regular basis, including sensitivities to parallel movements in the event of different shocks, changes in slope and curve, as well as delayed movements. Other probabilistic metrics based on statistical scenario-simulating methods are also assessed, such as earnings at risk (“EaR”) and economic capital (“EC”), which are defined as the maximum adverse deviations in net interest income and economic value, respectively, for a given confidence level and time horizon. Impact thresholds are established on these management metrics both in terms of deviations in net interest income and in terms of the impact on economic value. The process is carried out separately for each currency to which the Group is exposed, and the diversification effect between currencies and business units is considered after this.

In order to evaluate its effectiveness, the model is subjected to regular internal validation. In addition, the banking book’s interest-rate risk exposures are subjected to different stress tests in order to reveal balance sheet vulnerabilities under extreme scenarios. This testing includes an analysis of adverse macroeconomic scenarios designed specifically by BBVA Research, together with a wide range of potential scenarios that aim to identify interest-rate environments that are particularly damaging for the entity. This is done by generating extreme scenarios of a breakthrough in interest rate levels and historical correlations, giving rise to sudden changes in the slopes and even to inverted curves.

The model is necessarily underpinned by an elaborate set of hypotheses that aim to reproduce the behavior of the balance sheet as closely as possible to reality. Especially relevant among these assumptions are those related to the behavior of Non Maturity Deposits, for which stability and remuneration assumptions are established, consistent with an adequate segmentation by type of product and customer, and prepayment estimates (implicit optionality). The assumptions are reviewed and adapted, at least on an annual basis, to signs of changes in behavior, kept properly documented and reviewed on a regular basis in the internal validation processes.

The impacts on the metrics are assessed both from a point of view of economic value with a static model (gone concern) and from the perspective of net interest income, for which a dynamic model (going concern) consistent with the corporate assumptions of earnings forecasts is used.

The table below shows the profile of average sensitivities to net interest income and value of the main banks in BBVA Group in 2018:

Sensitivity to Interest-Rate Analysis - December 2018
	Impact on Net Interest Income (*)		Impact on Economic Value (**)
	100 Basis-Point Increase	100 Basis-Point Decrease	100 Basis-Point Increase	100 Basis-Point Decrease
Europe (***)	+ (5% - 10%)	- (5% - 10%)	+ (0% - 5%)	- (0% - 5%)
Mexico	+ (0% - 5%)	- (0% - 5%)	+ (0% - 5%)	- (0% - 5%)
USA	+ (5% - 10%)	- (5% - 10%)	- (5% - 10%)	+ (0% - 5%)
Turkey	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
South America	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	+ (0% - 5%)
BBVA Group	+ (0% - 5%)	- (0% - 5%)	- (0% - 5%)	- (0% - 5%)

(*)      Percentage of "1 year" net interest income forecast for each unit.

(**)     Percentage of Core Capital for each unit.

(***)  In Europe downward movement including rates below the current ones.

In 2018 in Europe monetary policy has remained expansionary, maintaining rates at 0% and the deposit rate at -0.4%. In USA the rising rate cycle initiated by the Federal Reserve in 2015 has continued. In Mexico and Turkey, the upward cycle has continued because of volatility of their currencies and inflation prospects. In South America, monetary policy has continued to be expansive in most of the economies where the Group operates, with the exception of Argentina, where rates increased and actions were taken not to increase the monetary basis and slow the inflation.

The BBVA Group maintains, overall a positive and moderate sensitivity in its net interest income to an increase in interest rates. The higher relative net interest income sensitivities are observed in, particularly Euro and USD. In Europe however, the decrease in interest rates is limited by the downward path scope in interest rates. The Group maintains a moderate risk profile, according to its target risk, through effective management of its balance sheet structural risk.

Structural exchange-rate risk

In BBVA Group, structural exchange-rate risk arises from the consolidation of holdings in subsidiaries with functional currencies other than the euro. Its management is centralized in order to optimize the joint handling of permanent foreign currency exposures, taking into account the diversification.

The corporate Global ALM unit, through ALCO, designs and executes hedging strategies with the main purpose of controlling the potential negative effect of exchange-rate fluctuations on capital ratios and on the equivalent value in euros of the foreign-currency earnings of the Group's subsidiaries, considering transactions according to market expectations and their cost.

The risk monitoring metrics included in the framework of limits are integrated into management and supplemented with additional assessment indicators. At corporate level they are based on probabilistic metrics that measure the maximum deviation in the Group’s Capital, CET1 (“Common Equity Tier 1”) ratio, and net attributable profit. The probabilistic metrics make it possible to estimate the joint impact of exposure to different currencies taking into account the different variability in exchange rates and their correlations.

The suitability of these risk assessment metrics is reviewed on a regular basis through backtesting exercises. The final element of structural exchange-rate risk control is the analysis of scenarios and stress with the aim of identifying in advance possible threats to future compliance with the risk appetite levels set, so that any necessary preventive management actions can be taken. The scenarios are based both on historical situations simulated by the risk model and on the risk scenarios provided by BBVA Research.

2018 has been characterized by higher volatility levels of FX rates in emerging markets. As for the main currencies of the geographies where the Group operates, it is worth mentioning the appreciation of Mexican peso and US Dollar against the euro (around 5% in both cases), while Turkish lira and Argentinian peso have strongly depreciated (25% and 48%, respectively) affected by idiosyncratic factors.

The Group's structural exchange-rate risk exposure level has remained fairly stable since the end of 2017.  The hedging policy intends to keep low levels of sensitivity to movements in the exchange rates of emerging currencies against the euro and focuses on Mexican peso and Turkish lira. The risk mitigation level in capital ratio due to the book value of BBVA Group's holdings in foreign emerging currencies stood at around 70% and, as of the end of 2018, CET1 ratio sensitivity to the appreciation of 1% in the euro exchange rate for each currency is: US Dollar +1.1 bps; Mexican peso -0.2 bps; Turkish Lira -0.2 bps; other currencies -0.2 bps. On the other hand, hedging of emerging-currency denominated earnings of 2018 has reached an 82%, concentrated in Mexican peso, Turkish lira and the main Latin American currencies.

Structural equity risk

BBVA Group's exposure to structural equity risk stems basically from minority shareholdings in industrial and financial companies held with long or medium-term investment horizons. This exposure is modulated in some portfolios with positions held in derivative instruments on the same underlying assets, in order to adjust the portfolio sensitivity to potential changes in equity prices.

The management of structural equity portfolios is a responsibility of the Group's units specialized in this area. Their activity is subject to the risk management corporate policy on structural equity risk management, complying with the defined management principles and Risk Appetite Framework.

The Group's risk management systems also make it possible to anticipate potential negative impacts and take appropriate measures to prevent damage being caused to the entity. The risk control and limitation mechanisms are focused on the exposure, annual performance and economic capital estimated for each portfolio. Economic capital is estimated in accordance with a corporate model based on Monte Carlo simulations, taking into account the statistical performance of asset prices and the diversification existing among the different exposures.

Stress tests and analyses of sensitivity to different simulated scenarios are carried out periodically to analyze the risk profile in more depth. They are based on both past crisis situations and forecasts made by BBVA Research. This checks that the risks are limited and that the tolerance levels set by the Group are not at risk.

Backtesting is carried out on a regular basis on the risk measurement model used.

With regard to the equity markets, the world indexes have closed the year 2018 with generalized falls and volatility surges in a macro environment of global growth slowdown, increase of the political uncertainty and normalization of the monetary policies.

Structural equity risk, measured in terms of economic capital, has decreased in the period mainly due to lower exposure. The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares of the companies making up the equity portfolio remained at around €-28 million as of December 31, 2018 and €-32 million as of December 31, 2017. This estimation takes into account the exposure in shares valued at market prices, or if not applicable, at fair value (excluding the positions in the Treasury Area and the net delta-equivalent positions in derivatives on the same underlyings.

7.4.3   Financial Instruments offset

Financial assets and liabilities may be netted, i.e. they are presented for a net amount on the consolidated balance sheet only when the Group's entities satisfy with the provisions of IAS 32-Paragraph 42, so they have both the legal right to net recognized amounts, and the intention of settling the net amount or of realizing the asset and simultaneously paying the liability.

In addition, the Group has presented as gross amounts assets and liabilities on the consolidated balance sheet for which there are master netting arrangements in place, but for which there is no intention of settling net. The most common types of events that trigger the netting of reciprocal obligations are bankruptcy of the entity, surpassing certain level of indebtedness threshold, failure to pay, restructuring and dissolution of the entity.

In the current market context, derivatives are contracted under different framework contracts being the most widespread developed by the International Swaps and Derivatives Association (“ISDA”) and, for the Spanish market, the Framework Agreement on Financial Transactions (“CMOF”). Almost all portfolio derivative transactions have been concluded under these framework contracts, including in them the netting clauses mentioned in the preceding paragraph as "Master Netting Agreement", greatly reducing the credit exposure on these instruments. Additionally, in contracts signed with professional counterparties, the collateral agreement annexes called Credit Support Annex (“CSA”) are included, thereby minimizing exposure to a potential default of the counterparty.

Moreover, in transactions involving assets purchased or sold under a repurchase agreement there is a high volume transacted through clearing houses that articulate mechanisms to reduce counterparty risk, as well as through the signature of various master agreements for bilateral transactions, the most widely used being the Global Master Repurchase Agreement (GMRA), published by International Capital Market Association (“ICMA”), to which the clauses related to the collateral exchange are usually added within the text of the master agreement itself.

A summary of the effect of the compensation (via netting and collateral) for derivatives and securities operations is presented below as of December 31, 2018, 2017 and 2016:

December 2018 (Millions of euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Consolidated Balance Sheets (B)	Net Amount Presented in the Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	49,908	16,480	33,428	25,024	7,790	613
Reverse repurchase, securities borrowing and similar agreements		28,074	42	28,032	28,022	169	(159)
Total Assets		77,982	16,522	61,460	53,046	7,959	454

Trading and hedging derivatives	10, 15	51,596	17,101	34,494	25,024	6,788	2,682
Repurchase, securities lending and similar agreements		43,035	42	42,993	42,877	34	82
Total liabilities		94,631	17,143	77,487	67,901	6,822	2,765

December 2017 (Millions of euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Consolidated Balance Sheets (B)	Net Amount Presented in the Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	49,333	11,584	37,749	27,106	7,442	3,202
Reverse repurchase, securities borrowing and similar agreements		26,426	56	26,369	26,612	141	(384)
Total Assets		75,759	11,641	64,118	53,717	7,583	2,818

Trading and hedging derivatives	10, 15	50,693	11,644	39,049	27,106	8,328	3,615
Repurchase, securities lending and similar agreements		40,134	56	40,078	40,158	21	(101)
Total liabilities		90,827	11,701	79,126	67,264	8,349	3,514

December 2016 (Millions of euros)
					Gross Amounts Not Offset in the Consolidated Balance Sheets (D)
	Notes	Gross Amounts Recognized (A)	Gross Amounts Offset in the Consolidated Balance Sheets (B)	Net Amount Presented in the Consolidated Balance Sheets (C=A-B)	Financial Instruments	Cash Collateral Received/ Pledged	Net Amount (E=C-D)
Trading and hedging derivatives	10, 15	59,374	13,587	45,788	32,146	6,571	7,070
Reverse repurchase, securities borrowing and similar agreements		25,833	2,912	22,921	23,080	174	(333)
Total Assets		85,208	16,499	68,709	55,226	6,745	6,738

Trading and hedging derivatives	10, 15	59,545	14,080	45,465	32,146	7,272	6,047
Repurchase, securities lending and similar agreements		49,474	2,912	46,562	47,915	176	(1,529)
Total liabilities		109,019	16,991	92,027	80,061	7,448	4,518

7.5    Liquidity risk

7.5.1   Liquidity risk management

Management of liquidity and structural finance within the BBVA Group is based on the principle of the financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk. This decentralized management avoids possible contagion due to a crisis that could affect only one or several BBVA Group entities, which must cover their liquidity needs independently in the markets where they operate. Liquidity Management Units (LMUs) have been set up for this reason in the geographical areas where the main foreign subsidiaries operate, and also for the parent BBVA S.A.

Assets and Liabilities Management unit manages BBVA Group's liquidity and funding. It plans and executes the funding of the long-term structural gap of each LMUs and proposes to ALCO the actions to adopt in this regard in accordance with the policies and limits established by the Standing Committee.

As first core element, the Bank's target in terms of liquidity and funding risk is characterized through the Liquidity Coverage Ratio (LCR) and the Loan-to-Stable-Customer-Deposits (LtSCD) ratio. LCR is a regulatory measurement aimed at ensuring entities’ resistance in a scenario of liquidity stress within a time horizon of 30 days. BBVA, within its risk appetite framework and its limits and alerts schemes, has established a level of requirement for compliance with the LCR ratio both for the Group as a whole and for each of the Liquidity Management Units (LMUs) individually. The internal levels required are geared to comply sufficiently and efficiently in advance with the implementation of the regulatory requirement of 2018, at a level above 100%.

LCR ratio in Europe was applicable as from October 1, 2015. With an initial 60% minimum requirement, progressively increased (phased-in) up to 100% in 2018. Throughout the year 2018, LCR level at BBVA Group has been above 100%. As of December 31, 2018, the LCR ratio at Group level is 127%.

Although this regulatory requirement is mandatory at a Group level and Eurozone banks, all subsidiaries are above this minimum. In any case, it should be noted that liquidity excesses in subsidiaries are not deemed transferable when calculating the consolidated ratio. Taking into account the impact of these High Quality Liquid Assets excluded, LCR ratio would be 154%, which is +27% above the Group’s LCR.

LCR main LMU
	December 2018	December 2017
Group	127%	128%
Eurozone	145%	151%
Bancomer	154%	148%
Compass(*)	143%	144%
Garanti	209%	134%

(*)  Compass LCR calculated according to local regulation (Fed Modified LCR).

The LtSCD measures the relation between the net loans credit investment and stable customer deposits. The aim is to preserve a stable funding structure in the medium term for each of the LMUs making up BBVA Group, taking into account that maintaining an adequate volume of stable customer funds is key to achieving a sound liquidity profile.

Stable customer deposits are defined as the customer funds captured and managed by business units among their target customers. These funds usually show little sensitivity to market changes and are largely non-volatile in terms of aggregate amounts per transaction, thanks to customer linkage to the unit. Stable funds in each LMU are calculated by analyzing the behavior of the balance sheets of the different customer segments identified as likely to provide stability to the funding structure, and by prioritizing an established relationship and applying bigger haircuts to the funding lines of less stable customers. The main base of stable funds is composed of deposits by retail individual customers and small businesses.

For the purpose of establishing the (maximum) target levels for LtSCD in each LMU and providing an optimal funding structure reference in terms of risk appetite, GRM-Structural Risks identifies and assesses the economic and financial variables that condition the funding structures in the various geographical areas.

The behavior of the indicators reflects that the funding structure remained robust in 2018, 2017 and 2016, in the sense that all the LMUs maintain levels of self-funding with stable customer funds higher than the required levels.

LtSCD by LMU
	December 2018	December 2017	December 2016
Group (average)	106%	110%	113%
Eurozone	101%	108%	113%
Bancomer	114%	109%	113%
Compass	119%	109%	108%
Garanti	110%	122%	124%
Other LMUs	99%	108%	107%

The second core element in liquidity and funding risk management is to achieve proper diversification of the funding structure, avoiding excessive reliance on short-term funding and establishing a maximum level of short-term funding comprising both wholesale funding as well as funds from less stable non-retail customers. Regarding long-term funding, the maturity profile does not show significant concentrations, which enables adaptation of the anticipated issuance schedule to the best financial conditions of the markets. Finally, concentration risk is monitored at the LMU level, with a view to ensuring the right diversification both per counterparty and per instrument type.

The third element promotes the short-term resilience of the liquidity risk profile, making sure that each LMU has sufficient collateral to address the risk of wholesale markets closing. Basic Capacity is the short-term liquidity risk management and control metric that is defined as the relationship between the available explicit assets and the maturities of wholesale liabilities and volatile funds, at different terms to one year, with special relevance being given to 30 and 90-day maturities.

Each entity maintains an individual liquidity buffer, both Banco Bilbao Vizcaya Argentaria, S.A. and its subsidiaries, including BBVA Compass, BBVA Bancomer, Garanti Bank and the Latin American subsidiaries. The table below shows the liquidity available by instrument as of December 31, 2018 and 2017 for the most significant entities based on prudential supervisor’s information (Commission Implementing Regulations (EU) 2017/2114 of November 9, 2017):

December 2018 (Millions of euros)
	BBVA Eurozone	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and withdrawable central bank reserves	26,506	7,666	1,667	7,633	6,677
Level 1 tradable assets	29,938	4,995	10,490	6,502	3,652
Level 2A tradable assets	449	409	510	-	-
Level 2B tradable assets	4,040	33	-	-	-
Other tradable assets	5,661	1,372	1,043	499	617
Non tradable assets eligible for central banks	-	-	2,314	-	-
Cumulated Counterbalancing Capacity	66,594	14,475	16,024	14,634	10,946

December 2017 (Millions of euros)
	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Garanti Bank	Other
Cash and withdrawable central bank reserves	15,634	8,649	2,150	6,692	6,083
Level 1 tradable assets	38,954	3,805	9,028	5,705	6,141
Level 2A tradable assets	386	418	753	-	10
Level 2B tradable assets	4,995	69	-	-	21
Other tradable assets	6,734	1,703	1,252	962	1,573
Non tradable assets eligible for central banks	-	-	2,800	-	-
Cumulated Counterbalancing Capacity	66,703	14,644	15,983	13,359	13,828

(1)  Includes Spain, Portugal and Rest of Eurasia.

Stress analyses are also a basic element of the liquidity and funding risk monitoring system, as they help anticipate deviations from the liquidity targets and limits set out in the risk appetite as well as establish tolerance ranges at different management levels. They also play a key role in the design of the Liquidity Contingency Plan and in defining the specific measures for action for realigning the risk profile.

For each of the scenarios, a check is carried out whether BBVA has sufficient liquid assets to meet the liquidity commitments/outflows in the various periods analyzed. The analysis considers four scenarios, one core and three crisis-related: systemic crisis; unexpected internal crisis with a considerable rating downgrade and/or affecting the ability to issue in wholesale markets and the perception of business risk by the banking intermediaries and the BBVA's customers; and a mixed scenario, as a combination of the two aforementioned scenarios. Each scenario considers the following factors: liquidity existing on the market, customer behavior and sources of funding, impact of rating downgrades, market values of liquid assets and collateral, and the interaction between liquidity requirements and the performance of the BBVA's asset quality.

The results of these stress analyses carried out regularly reveal that BBVA has a sufficient buffer of liquid assets to deal with the estimated liquidity outflows in a scenario such as a combination of a systemic crisis and an unexpected internal crisis, during a period in general longer than 3 months for LMUs, including a major downgrade in the BBVA's rating (by up to three notches).

Beside the results of stress exercises and risk metrics, Early Warning Indicators play an important role in the corporate model and also in the Liquidity Contingency Plan. These are mainly financing structure indicators, related to asset encumbrance, counterparty concentration, outflows of customer deposits, unexpected use of credit lines, and market indicators, which help to anticipate potential risks and capture market expectations.

Below is a matrix of residual maturities by contractual periods based on supervisory prudential reporting as of December 31, 2018, 2017 and 2016:

December 2018. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	9,550	40,599	-	-	-	-	-	-	-	-	50,149
Deposits in credit entities	801	3,211	216	141	83	152	133	178	27	1,269	6,211
Deposits in other financial institutions	1	1,408	750	664	647	375	1,724	896	1,286	2,764	10,515
Reverse repo, securities borrowing and margin lending	-	21,266	1,655	1,158	805	498	205	1,352	390	210	27,539
Loans and Advances	132	19,825	25,939	23,265	15,347	16,433	42,100	32,336	53,386	120,571	349,334
Securities' portfolio settlement	-	1,875	4,379	5,990	2,148	6,823	8,592	12,423	11,533	42,738	96,501

December 2018. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
LIABILITIES
Wholesale funding	1	2,678	1,652	2,160	2,425	2,736	7,225	8,578	16,040	26,363	69,858
Deposits in financial institutions	7,107	5,599	751	1,992	377	1,240	1,149	229	196	904	19,544
Deposits in other financial institutions and international agencies	10,680	4,327	1,580	458	302	309	781	304	825	1,692	21,258
Customer deposits	252,630	44,866	18,514	10,625	6,217	7,345	5,667	2,137	1,207	1,310	350,518
Security pledge funding	40	46,489	2,219	2,274	114	97	22,911	526	218	1,627	76,515
Derivatives, net	-	(75)	(523)	(68)	(5)	(117)	498	(91)	(67)	(392)	(840)

December 2017. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8,179	31,029	-	-	-	-	-	-	-	-	39,208
Deposits in credit entities	252	4,391	181	169	120	122	116	112	157	1,868	7,488
Deposits in other financial institutions	1	939	758	796	628	447	1,029	681	806	1,975	8,060
Reverse repo, securities borrowing and margin lending	18,979	2,689	1,921	541	426	815	30	727	226	-	26,354
Loans and Advances	267	21,203	26,323	23,606	15,380	17,516	43,973	35,383	50,809	123,568	358,028
Securities' portfolio settlement	1	1,579	4,159	4,423	2,380	13,391	5,789	11,289	12,070	44,666	99,747

December 2017. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
LIABILITIES
Wholesale funding	-	3,648	4,209	4,238	1,227	2,456	5,772	6,432	18,391	30,162	76,535
Deposits in financial institutions	6,831	5,863	1,082	2,335	392	1,714	930	765	171	1,429	21,512
Deposits in other financial institutions and international agencies	10,700	4,827	3,290	1,959	554	1,328	963	286	355	1,045	25,307
Customer deposits	233,068	45,171	18,616	11,428	8,711	10,368	7,607	2,612	1,833	2,034	341,448
Security pledge funding	-	35,502	2,284	1,405	396	973	64	23,009	338	1,697	65,668
Derivatives, net	-	(18)	(110)	(116)	(135)	(117)	(336)	(91)	(106)	(419)	(1,448)

December 2016. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	23,191	13,825	-	-	-	-	-	-	-	-	37,016
Deposits in credit entities	991	4,068	254	155	48	72	117	87	122	4,087	10,002
Deposits in other financial institutions	1	1,192	967	675	714	532	1,330	918	942	336	7,608
Reverse repo, securities borrowing and margin lending	-	20,232	544	523	-	428	500	286	124	189	22,826
Loans and Advances	591	20,272	25,990	22,318	16,212	15,613	44,956	35,093	55,561	133,589	370,195
Securities' portfolio settlement	-	708	3,566	3,688	2,301	4,312	19,320	10,010	16,662	51,472	112,039

December 2016. Contractual Maturities (Millions of euros)
	Demand	Up to 1 Month	1 to 3 Months	3 to 6 Months	6 to 9 Months	9 to 12 Months	1 to 2 Years	2 to 3 Years	3 to 5 Years	Over 5 Years	Total
LIABILITIES
Wholesale funding	419	7,380	2,943	5,547	3,463	5,967	7,825	5,963	14,016	31,875	85,397
Deposits in financial institutions	6,762	5,365	1,181	2,104	800	2,176	746	1,156	859	3,714	24,862
Deposits in other financial institutions and international agencies	15,375	6,542	8,624	3,382	2,566	1,897	1,340	686	875	2,825	44,114
Customer deposits	206,140	49,053	25,522	15,736	11,863	11,343	8,619	5,060	781	936	335,052
Security pledge funding	-	38,153	3,561	1,403	1,004	912	1,281	640	23,959	1,712	72,626
Derivatives, net	-	(2,123)	(95)	(190)	(111)	(326)	(132)	(82)	(105)	(47)	(3,210)

The matrix shows the retail nature of the funding structure, with a loan portfolio being mostly funded by customer deposits (66%). On the outflows side of the matrix, the “demand” maturity bucket mainly contains the retail customer sight accounts whose behavior historically showed a high level of stability and little concentration. According to a behavior analysis which is done every year in every entity, this type of account is considered to be stable and for liquidity risk purposes, it is estimated that 78% have a maturity of more than 5 years.

In the Euro Liquidity Management Unit (LMU), solid liquidity and funding situation, where activity has continued to generate liquidity through the decrease of Credit Gap. In addition, during 2018 the Euro LMU made 3 issues in the public market for €3,500 million; Senior Non Preferred (“SNP”) at 5 years for €1,500 million, Green bond SNP at 7 years for €1,000 million and AT1 for €1,000 million, which have allowed it to obtain long-term funding at favorable price conditions. These public operations have been complemented by a private issue T2 for USD 300 million.

In Mexico, sound liquidity position despite the market volatility, the Credit Gap has increased in 2018 due to a minor increase in deposits mainly because of the outflows of non-profitable USD deposits. During the financial year 2018, BBVA Bancomer made a local Tier II issuance on international markets for USD 1,000 million as well as an issuance on the local market for 7,000 million of Mexican pesos in 2 tranches: at 3 and 5 years, being the 3 years tranche the first Green Bond issued by a private bank.

In the United States, the containment of the cost of liabilities has led to a slightly increase in the credit gap. During the financial year 2018, BBVA Compass successfully issued 3 year senior debt for USD 1,150 million.

In Turkey an adequate liquidity situation is maintained, after having been affected by the currency volatility at the beginning of the second semester. Despite this, Garanti showed a good performance with the roll-over of the 2018 maturities of corporate funding. The main operations during the year were two syndicated loans for USD 2,300 million, the first Green Bond at 6 years for USD 75 million and future flows securitization (Diversified Payment Rights) for USD 375 million at 7 years.

Argentina was affected by the market volatility but no relevant impact on the liquidity situation of the entity has been noted. BBVA Francés maintains a solid liquidity situation distinguished by a major volume of cash reserves.

The liquidity position of the rest of subsidiaries has continued to be sound, maintaining a solid liquidity position in all the jurisdictions in which the Group operates. Access to capital markets of these subsidiaries has also been maintained with recurring issuances in the local market.

In this context, BBVA has maintained its objective of strengthening the funding structure of the different Group entities based on growing their self-funding from stable customer funds, while guaranteeing a sufficient buffer of fully available liquid assets, diversifying the various sources of funding available, and optimizing the generation of collateral available for dealing with stress situations in the markets.

7.5.2   Asset encumbrance

As of December 31, 2018, 2017 and 2016, the encumbered (those provided as collateral for certain liabilities) and unencumbered assets are broken down as follows:

December 2018 (Millions of euros)
	Encumbered assets		Non-Encumbered assets
	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Assets
Equity instruments	1,864	1,864	6,485	6,485
Debt Securities	31,157	32,216	82,209	82,209
Loans and Advances and other assets	74,928		478,880

December 2017 (Millions of euros)
	Encumbered assets		Non-Encumbered assets
	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Assets
Equity instruments	2,297	2,297	9,616	9,616
Debt Securities	28,700	29,798	84,391	84,391
Loans and Advances and other assets	79,604		485,451

December 2016 (Millions of euros)
	Encumbered assets		Non-Encumbered assets
	Book value of Encumbered assets	Market value of Encumbered assets	Book value of non-encumbered assets	Market value of non-encumbered assets
Assets
Equity instruments	2,214	2,214	9,022	9,022
Debt Securities	40,114	39,972	90,679	90,679
Loans and Advances and other assets	94,718		495,109

The committed value of "Loans and Advances and other assets" corresponds mainly to loans linked to the issue of covered bonds, territorial bonds or long-term securitized bonds (see Note 22.3) as well as those used as a guarantee to access certain funding transactions with central banks. Debt securities and equity instruments correspond to underlying that are delivered in repos with different types of counterparties, mainly clearing houses or credit institutions, and to a lesser extent central banks. Collateral provided to guarantee derivative transactions is also included as committed assets.

As of December 31, 2018, 2017 and 2016, collateral pledge mainly due to repurchase agreements and securities lending, and those which could be committed in order to obtain funding are provided below:

December 2018. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	27,474	5,633	319
Equity instruments	89	82	-
Debt securities	27,385	5,542	300
Loans and Advances and other assets	-	8	19
Own debt securities issued other than own covered bonds or ABSs	78	87	-

December 2017. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	23,881	9,630	201
Equity instruments	103	5	-
Debt securities	23,715	9,619	121
Loans and Advances and other assets	63	6	80
Own debt securities issued other than own covered bonds or ABSs	3	161	-

December 2016. Collateral received (Millions of euros)
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance	Nominal amount of collateral received or own debt securities issued not available for encumbrance
Collateral received	19,921	10,039	173
Equity instruments	58	59	-
Debt securities	19,863	8,230	28
Loans and Advances and other assets	-	1,750	144
Own debt securities issued other than own covered bonds or ABSs	5	-	-

The guarantees received in the form of reverse repurchase agreements or security lending transactions are committed by their use in repurchase agreements, as is the case with debt securities.

As of December 31, 2018, 2017 and 2016, financial liabilities issued related to encumbered assets in financial transactions as well as their book value were as follows:

December 2018. Sources of encumbrance (Millions of euros)
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	113,498	131,172
Derivatives	8,972	11,036
Loans and Advances	85,989	97,361
Outstanding subordinated debt	18,538	22,775
Other sources	3,972	4,330

December 2017. Sources of encumbrance (Millions of euros)
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	118,704	133,312
Derivatives	11,843	11,103
Loans and Advances	87,484	98,478
Outstanding subordinated debt	19,377	23,732
Other sources	305	1,028

December 2016. Sources of encumbrance (Millions of euros)
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Book value of financial liabilities	134,387	153,632
Derivatives	9,304	9,794
Loans and Advances	96,137	108,268
Outstanding subordinated debt	28,946	35,569
Other sources	-	2,594

7.6    Operational Risk

BBVA defines operational risk (“OR”) as any risk that could result in losses caused by human errors, inadequate or faulty internal processes, misconduct with clients or in the markets, failures, disruptions or deficiencies of systems or communications, inadequate data management, legal risks and, lastly, from external events, including cyberattacks, frauds committed by third parties, disasters and an unsatisfactory service provided by suppliers.

Operational risk management is oriented towards the identification of the root causes to avoid their occurrence and mitigate possible consequences. This is carried out through the establishment of mitigation plans and control frameworks aimed at minimizing resulting losses and their impact on the recurrent generation of income and the profit of the Group. Operational risk management is integrated into the global risk management structure of the BBVA Group.

This section addresses general aspects of operational risk management as the main component of non-financial risks. However, sections devoted to conduct and compliance risk and to cybersecurity risk management are also included in this report.

Operational Risk Management Principles

The BBVA Group is committed to preferably applying advanced operational risk management models, regardless of the capital calculation regulatory model applicable at the time. Operational risk management at the BBVA Group shall:

•          Be in line with the Risk Appetite Framework approved by BBVA's Board of Directors.

•          Meet BBVA’s management needs arising from compliance with rules, regulation, industry standards and from decisions or positions taken by the governing bodies of the Group.

•          Predict potential operational risks to which the Group shall be exposed as a result of the emergence or changes on new products, activities, processes or systems and services procurement or outsourcing decisions; and establish mechanisms to achieve a reasonable assessment and mitigation before implementation, in addition to a regular review on all existing processes.

•          Establish methodologies, procedures and indicators to regularly reassess the relevant operational risks to which the Group is exposed to implement the most appropriate mitigation measures in each case, once the identified risk and the mitigation cost have been considered (cost-benefit analysis) and preserving the solvency of the Group at all times.

•          Seek the causes behind the operational events suffered by the Group and establish the appropriate redressing measures (always considering the cost-benefit analysis). To that end, procedures for analyzing operational events must be in place, in addition to mechanisms to capture the potential operational losses resulting from those events.

•          Analyze the public events with significant operational risk in other entities and to promote, if applicable, the implementation of the appropriate measures to avoid its occurrence in the Group.

•          Identify, analyze and try to quantify events with a low probability of occurrence and a high impact that, due to their exceptional nature, may not be included in the loss database or, if included, with not highly representative impacts, in order to assess possible mitigation measures.

•          Have an effective governance on which the functions and responsibilities of the Areas and Bodies intervening in OR management are clearly defined.

Irrespective of the implementation of all the possible measures and controls designed to avoid or mitigate the frequency and severity of OR events, BBVA ensures at all times the capital required to face potential expected or unexpected losses.

Operational risk control and management model

The operational risk management cycle at BBVA is similar to the one implemented for the rest of risks. Its elements are:

Planning

Operational risk forms part of the risk appetite framework of the Group and includes three types of metrics:

•          Economic capital calculated with the operational losses database of the Group and the industry, considering the corresponding diversification effects and the additional estimation of potential and emerging risks through stress scenarios designed for the main types of risks. The economic capital is regularly calculated for the main banks of the group and simulation capabilities are available to anticipate the impact of changes on the risk profile or new potential events.

•          IRO metrics (operational risk losses vs. gross income) broken down by geography, business area and type of risk.

•          In addition, work is in progress on the implementation in the entire group of a common and more granular scheme of metrics that covers the main types of operational risks.

Operational risk admission

The main purposes of the operational risk admission phase are the following:

•          Anticipate potential operational risks to which the Group would be exposed with the emergence of new initiatives (new business, product, outsourcing, process transformation, new systems, etc.) or changes in those initiatives in place.

•          Ensure that the implementation is carried out once the appropriate mitigation measures have been adopted, among others risk insurance, where appropriate.

The Corporate Policy on Operational Risk Management and Control sets out the specific operational risk admission framework through different committees, at a corporate and Business Area level, that follow a delegation structure based on the risk level of proposed initiatives.

Operational risk monitoring

The purpose of this phase is to check that the target operational risk profile of the group is within the authorized limits. Operational risk monitoring considers 2 scopes:

•          Monitoring the operational risk admission process, oriented towards checking that accepted risks levels are within the limits and that defined controls are effective.

•          Monitoring the operational risk “stock” linked to the processes, in order to carry out a regular reassessment to confirm that residual risks and target risk are reasonably aligned and, if not, to implement action plans to redress gaps to the desired level.

This process is supported by a corporate Governance, Risk & Compliance tool that monitors OR at a local level and its aggregation at a corporate level.

In addition, and in line with the best practices and recommendations provided by the BIS, BBVA has procedures to collect the operational losses occurred in the different entities of the Group and in other financial groups, with the appropriate level of detail to carry out an effective analysis that provides useful information for management purposes. To that end, a corporate tool implemented in all the countries of the Group is used.

Operational risk mitigation

Several cross-sectional operational risk plans have been promoted over the last two years for the entire BBVA Group to encourage a forward-looking management of these risks. To that end, focuses have been identified from events, self-assessments and recommendations from auditors and supervisors in different geographies, both in the Group and the industry, thereby analyzing the best practices and fostering comprehensive action plans to strengthen and standardize the control environment.

One of the core plans is outsourcing management, which is an increasingly important subject in the Group, the industry and the regulatory environment. Some of the different initiatives launched under this scheme are summarized below:

•          Strengthening the admission process of these initiatives and their control and monitoring frameworks.

•          New internal regulation comprising the best practices of the industry.

•          Integration in the 3 lines of defense control model: roles and responsibilities in each phase of its life cycle.

•          Risk management of the service and the supplier.

•          Review of its governance process, which is included in operational risk governance, and escalation criteria.

•          Adaptation of the management tool to the new requirements.

•          Internal communication process and training between outsourcing units and senior management, including these issues on the agenda of the main control committees of the Group.

This plan will still be promoted in the year 2019 with a focus on a review of the most significant outsourcing stock.

Governance of Non-financial risks

The non-financial risks governance model at the BBVA Group is based on two components:

•          The three lines of defense control model, in accordance with the best practices of the industry and through which compliance with the most advanced standards in terms of operational risk internal control is ensured.

•          Scheme of Corporate Assurance Committees and Operational Risk and Internal Control Committees at the level of the different business areas.

Corporate Assurance establishes a structure of corporate and local committees that provides Senior Management with a comprehensive and consistent view of the most relevant non-financial risks. The purpose is to ensure a forward-looking and prompt decision-making process for the mitigation or taking of the major risks both at a local level and at the level of the consolidated Group.

In addition, the Non-Financial Risks unit periodically reports the Risk Committee of the Board on the situation of non-financial risks management in the Group.

7.7    Risk concentration

Policies for preventing excessive risk concentration

In order to prevent the build-up of excessive risk concentrations at the individual, sector and portfolio levels, BBVA Group maintains updated maximum permitted risk concentration indices which are tied to the various observable variables related to concentration risk.

Together with the limits for individual concentration, the Group uses the Herfindahl index to measure the concentration of the Group's portfolio and the banking group's subsidiaries. At the BBVA Group level, the index reached implies a "very low" degree of concentration.

The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

•          The aim is, as much as possible, to reconcile the customer's credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

•          Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the shareholder´s entity that assumes them), the markets, the macroeconomic situation, etc.

Risk concentrations by geography

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix IX.

Sovereign risk concentration

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of reports in the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank, rating agencies and export credit organizations.

For additional information on sovereign risk in Europe see Appendix IX.

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Risk related to the developer and Real-Estate sector in Spain

The relative weight of the investment in Real Estate developments has dramatically decreased during the last years, especially since 2014. A corporate sales policy has been rolled out to eliminate those real estate assets from the balance sheet which have been most difficult to be commercialized. The sales of 80% of the Group’s share in Divarian and of other performing and NPL wholesale portfolios to Funds and specialized investors have been some of the most relevant transactions (see Note 3).

Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problem risks and legal, etc. It also includes the research department of the BBVA Group (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio.

The policies established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio within a sector is highly cyclic.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been one of the constant.

The monitoring of the work, the sales and the legal situation of the project are essential aspects for the admission and follow-up of new real estate operations. With regard the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Valuation, Legal, Research and Recoveries. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth. Additionally, very restrictive limits have been established for the second-home market and for the of land operations. Feasibility studies, at project level, are performed by doing a contrast analysis in the pre-commercialization phase, with an appropriate funding cycle and in locations with low commercialization risk.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified based on the rate of progress of the projects. This implies a comparison of the progress of the work and the sales, including a scoreboard which enables the persons in charge to detect timely any deviation from the project’s initial plan.

These actions have enabled BBVA to identify possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, improved collateral and rate review (repricing. Since 2013, there are no threats of new defaults in the portfolio

Proper management of the relationship with each customer requires knowledge of various aspects such as an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

The volume of restructurings during the last period has been very low, being close to 0.

Policies applied in the management of real estate assets in Spain

Regarding the financing of real estate, a new regulation has been updated in 2018 in which recommendations for the promotion of residential real estate are established.

The recommendations represent guidelines about how to manage the credit admission activity of BBVA Group entities based on best practices of markets in which this activity is performed. It is expected that a high percentage of the current transactions will be in compliance with the latter.

The guidelines apply to new transactions with clients which are not classified as impaired or Watchlist (WL1 or WL2).

The policies deriving from the guidelines foresee a prudential intervention in a market which has changed its cycle in almost all of the geographies and which is showing a more sustainable behavior in terms of demography, employment and economic and investment capacities.

For quantitative information about the risk related to the developer and Real-Estate sector in Spain see Appendix IX.

8.    Fair Value of financial instruments

Framework and processes control

As part of the process established in the Group for determining the fair value in order to ensure that financial assets and liabilities are properly valued, BBVA has established, at a geographic level, a structure of Risk Operational Admission and Product Governance Committees responsible for validating and approving new products or types of financial assets and liabilities before being contracted. Local management responsible for valuation, which are independent from the business (see Note 7) are members of these committees.

These areas are required to ensure, prior to the approval stage, the existence of not only technical and human resources, but also adequate informational sources to measure the fair value of these financial assets and liabilities, in accordance with the rules established by the Group and using models that have been validated and approved by the responsible areas.

Fair value hierarchy

The fair value of financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is therefore a market-based measurement and not specific to each entity.

All financial instruments, both assets and liabilities are initially recognized at fair value, which at that point is equivalent to the transaction price, unless there is evidence to the contrary in the market. Subsequently, depending on the type of financial instrument, it may continue to be recognized at amortized cost or fair value through adjustments in the consolidated income statement or equity.

When possible, the fair value is determined as the market price of a financial instrument. However, for many of the financial assets and liabilities of the Group, especially in the case of derivatives, there is no market price available, so its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates of the fair value derived from the use of such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

Additionally, for financial assets and liabilities that show significant uncertainty in inputs or model parameters used for valuation, criteria is established to measure said uncertainty and activity limits are set based on these. Finally, these measurements are compared, as much as possible, against other sources such as the measurements obtained by the business teams or those obtained by other market participants.

The process for determining the fair value requires the classification of the financial assets and liabilities according to the measurement processes used as set forth below:

•          Level 1: Valuation using directly the quotation of the instrument, observable and readily and regularly available from independent price sources and referenced to active markets that the entity can access at the measurement date. The instruments classified within this level are fixed-income securities, equity instruments and certain derivatives.

•          Level 2: Valuation of financial instruments with commonly accepted techniques that use inputs obtained from observable data in markets.

•          Level 3: Valuation of financial instruments with valuation techniques that use significant unobservable inputs in the market. As of December 31, 2018, the affected instruments at fair value accounted for approximately 0.56% of financial assets and 0.46% of the Group’s financial liabilities recorded at fair value. Model selection and validation is undertaken by control areas outside the business areas.

8.1   Fair value of financial instrument

Below is a comparison of the carrying amount of the Group’s financial instruments in the accompanying consolidated balance sheets and their respective fair values.

Fair Value and Carrying Amount (Millions of euros)
		2018
	Notes	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	58,196	58,196
Financial assets held for trading	10	90,117	90,117
Non-trading financial assets mandatorily at fair value through profit or loss	11	5,135	5,135
Financial assets designated at fair value through profit or loss	12	1,313	1,313
Financial assets at fair value through other comprehensive income	13	56,337	56,337
Financial assets at amortized cost	14	419,660	419,857
Hedging derivatives	15	2,892	2,892
LIABILITIES
Financial liabilities held for trading	10	80,774	80,774
Financial liabilities designated at fair value through profit or loss	12	6,993	6,993
Financial liabilities at amortized cost	22	509,185	510,300
Hedging derivatives	15	2,680	2,680

Fair Value and Carrying Amount (Millions of euros)
		2017		2016
	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS
Cash, cash balances at central banks and other demand deposits	9	42,680	42,680	40,039	40,039
Financial assets held for trading	10	64,695	64,695	74,950	74,950
Financial assets designated at fair value through profit or loss	12	2,709	2,709	2,062	2,062
Available-for-sale financial assets		69,476	69,476	79,221	79,221
Loans and receivables		431,521	438,991	465,977	468,844
Held-to-maturity investments		13,754	13,865	17,696	17,619
Derivatives – Hedge accounting	15	2,485	2,485	2,833	2,833
LIABILITIES
Financial liabilities held for trading	10	46,182	46,182	54,675	54,675
Financial liabilities designated at fair value through profit or loss	12	2,222	2,222	2,338	2,338
Financial liabilities at amortized cost	22	543,713	544,604	589,210	594,190
Derivatives – Hedge accounting	15	2,880	2,880	2,347	2,347

2017 and 2016 are presented separately due to the implementation of IFRS 9.

Not all financial assets and liabilities are recorded at fair value, so below we provide the information on financial instruments recorded at fair value and subsequently the information of those recorded at amortized cost (including their fair value), although this value is not used when accounting for these instruments.

8.1.1 Fair value of financial instrument recognized at fair value, according to valuation criteria

Below are the different elements used in the valuation technique of financial instruments.

Active Market

BBVA considers active market as “a market that allows the observation of bid and offer prices representative of the levels to which the market participants are willing to negotiate an asset, with sufficient frequency and volume”.

By default, BBVA would consider all internally approved “Organized Markets” as active markets, without considering this an unchangeable list.

Furthermore, BBVA would consider as traded in an “Organized Market” quotations for assets or liabilities from OTC markets when they are obtained from independent sources, observable on a daily basis and fulfil certain conditions.

The following table shows the financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the measurement technique used to determine their fair value:

Fair Value of financial Instruments by Levels (Millions of euros)
		2018
	Notes	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	26,730	62,983	404
Loans and advances to customers		47	28,642	60
Debt securities		17,884	7,494	199
Equity instruments		5,194	-	60
Derivatives		3,605	26,846	85
Non-trading financial assets mandatorily at fair value through profit or loss	11	3,127	78	1,929
Loans and advances		25	-	1,778
Debt securities		90	71	76
Equity instruments		3,012	8	75
Financial assets designated at fair value through profit or loss	12	1,313	-	-
Loans and advances		-	-	-
Debt securities		1,313	-	-
Equity instruments		-	-	-
Financial assets at fair value through other comprehensive income	13	45,824	9,323	1,190
Loans and advances		33	-	-
Debt securities		43,788	9,211	711
Equity instruments		2,003	113	479
Hedging derivatives	15	7	2,882	3
LIABILITIES-
Financial liabilities held for trading	10	22,932	57,573	269
Deposits		7,989	29,945	-
Trading derivatives		3,919	27,628	267
Other financial liabilities		11,024	-	1
Financial liabilities designated at fair value through profit or loss	12	-	4,478	2,515
Customer deposits		-	976	-
Debt certificates		-	2,858	-
Other financial liabilities		-	643	2,515
Derivatives – Hedge accounting	15	223	2,454	3

Fair Value of financial Instruments by Levels (Millions of euros)
		2017			2016
	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	29,057	35,349	289	32,544	42,221	184
Loans and advances to customers		-	56	-	-	154	-
Debt securities		21,107	1,444	22	26,720	418	28
Equity instruments		6,688	33	80	4,570	9	96
Derivatives		1,262	33,815	187	1,254	41,640	60
Financial assets designated at fair value through profit or loss	11	2,061	648	-	2,062	-	-
Loans and advances to customers		-	648	-	-	-	-
Loans and advances to credit institutions		-	-	-	-	-	-
Debt securities		174	-	-	142	-	-
Equity instruments		1,888	-	-	1,920	-	-
Available-for-sale financial assets		57,381	11,082	544	62,125	15,894	637
Debt securities		54,850	10,948	454	58,372	15,779	429
Equity instruments		2,531	134	90	3,753	115	208
Hedging derivatives	15	-	2,483	2	41	2,792	-
LIABILITIES-
Financial liabilities held for trading	10	11,191	34,866	125	12,502	42,120	53
Derivatives		1,183	34,866	119	952	42,120	47
Short positions		10,008	-	6	11,550	-	6
Financial liabilities designated at fair value through profit or loss	12	-	2,222	-	-	2,338	-
Derivatives – Hedge accounting	15	274	2,606	-	94	2,189	64

The years 2017 and 2016 are presented separately due to the implementation of IFRS 9.

Financial instruments carried at fair value corresponding to the companies that belong to Banco Provincial Group in Venezuela whose balance is denominated in “bolivares fuertes” are classified under Level 3 in the above tables (see Note 2.2.20).

The following table sets forth the main valuation techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of December 31, 2018:

Fair Value of financial Instruments by Levels. December 2018 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Observable inputs	Unobservable inputs
ASSETS
Financial assets held for trading	62,983	404
Loans and advances	28,642	60	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Recovery rates
Debt securities	7,494	199	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active markets prices	- Prepayment rates - Issuer´s credit risk - Recovery rates
Equity instruments	-	60	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Derivatives	26,846	85
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y  SABR

Bond options: Black

 Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Implicit correlations between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit			Credit Derivatives: Default model and Gaussian copula

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and Discounted cash flows

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Non-trading financial assets mandatorily at fair value through profit or loss	78	1,929
Loans and advances	-	1,778	Present-value method (Discounted future cash flows) Specific criteria for the liquidation of losses established by the EPA protocol		- Prepayment rates - Issuer credit risk - Recovery rates - PD and LGD
Debt securities	71	76	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	8	75	Present-value method (Discounted future cash flows)	- Issuer credit risk - Current market interest rates	- Prepayment rates - Issuer credit risk - Recovery rates
Financial assets at fair value through other comprehensive income	9,323	1,190
Debt securities	9,211	711	Present-value method (Discounted future cash flows) Observed prices in non active markets	- Issuer´s credit risk - Current market interest rates - Non active market prices	- Prepayment rates - Issuer credit risk - Recovery rates
Equity instruments	113	479	Comparable pricing (Observable price in a similar market) Present-value method	- Brokers quotes - Market operations - NAVs published	- NAV provided by the administrator of the fund
Hedging derivatives	2,882	3
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y  SABR

Bond options: Black

 Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Credit			Credit Derivatives: Default model and Gaussian copula

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Commodities			Commodities: Momentum adjustment and Discounted cash flows

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Fair Value of financial Instruments by Levels. December 2018 (Millions of euros)
			Valuation technique(s)	Observable inputs	Unobservable inputs

LIABILITIES
Financial liabilities held for trading	57,573	269
Deposits	29,945	-
Derivatives	27,628	267
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y  SABR

Bond options: Black

 Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Correlation between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Volatility of volatility - Assets correlation
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Volatility of volatility - Assets correlation
Credit			Credit Derivatives: Default model and Gaussian copula

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and Discounted cash flows

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Short positions	-	1	Present-value method (Discounted future cash flows)		- Correlation default - Credit spread - Recovery rates - Interest rate yield
Financial liabilities designated at fair value through profit or loss	4,478	2,515	Present-value method (Discounted future cash flows)	- Prepayment rates - Issuer´s credit risk - Current market interest rates	- Prepayment rates - Issuer´s credit risk - Current market interest rates
Derivatives – Hedge accounting	2,454	3
Interest rate

Interest rate products (Interest rate swaps, Call money Swaps y FRA): Discounted cash flows

Caps/Floors: Black, Hull-White y  SABR

Bond options: Black

 Swaptions: Black, Hull-White y LGM

Other Interest rate options: Black, Hull-White y LGM

Constant Maturity Swaps: SABR

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Beta - Implicit correlations between tenors - interest rates volatility
Equity			Future and Equity Forward: Discounted future cash flows Equity Options: Local Volatility, Momentum adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Volatility of volatility - Implicit assets correlations - Long term implicit correlations - Implicit dividends and long term repos
Foreign exchange and gold			Future and Equity Forward: Discounted future cash flows Foreign exchange Options: Local Volatility, moments adjustment

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Volatility of volatility - Implicit assets correlations - Long term implicit correlations
Credit			Credit Derivatives: Default model and Gaussian copula

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

					- Correlation default - Credit spread - Recovery rates - Interest rate yield - Default volatility
Commodities			Commodities: Momentum adjustment and Discounted cash flows

-  Exchange rates

-  Market quoted future prices

-  Market interest rates

-  Underlying assets prices: shares, funds, commodities

-  Market observable volatilities

-  Issuer credit spread levels

-  Quoted dividends

-  Market listed correlations

Main valuation techniques

The main techniques used for the assessment of the majority of the financial instruments classified in Level 3, and its main unobservable inputs, are described below:

•          The net present value (net present value method): This technique uses the future cash flows of each debt security, which are established in the different contracts, and discounted to their present value. This technique often includes many observable inputs, but may also include unobservable inputs, as described below:

- Credit Spread: This input represents the difference in yield of a debt security and the reference rate, reflecting the additional return that a market participant would require to take the credit risk of that debt security. Therefore, the credit spread of the debt security is part of the discount rate used to calculate the present value of the future cash flows.

- Recovery rate: This input represents the percentage of principal and interest recovered from a debt instrument that has defaulted.

•          Comparable prices (similar asset prices): This input represents the prices of comparable financial instruments and benchmarks used to calculate a reference yield based on relative movements from the entry price or current market levels. Further adjustments to account for differences that may exist between financial instrument being valued and the comparable financial instrument may be added. It can also be assumed that the price of the financial instrument is equivalent to the comparable instrument.

•          Net asset value: This input represents the total value of the financial assets and liabilities of a fund and is published by the fund manager thereof.

•          Gaussian copula: This model is used to integrate default probabilities of credit instruments referenced to more than one underlying CDS. The joint density function used to value the instrument is constructed by using a Gaussian copula that relates the marginal densities by a normal distribution, usually extracted from the correlation matrix of events approaching default by CDS issuers.

•          Black 76: variant of Black Scholes model, whose main application is the valuation of bond options, cap floors and swaptions where the behavior of the Forward and not the Spot itself, is directly modeled.

•          Black Scholes: The Black Scholes model postulates log-normal distribution for the prices of securities, so that the expected return under the risk neutral measure is the risk free interest rate. Under this assumption, the price of vanilla options can be obtained analytically, so that inverting the Black- Scholes formula, the implied volatility for process of the price can be calculated.

•          Heston: This model, typically applied to equity OTC options, assumes stochastic behavior of volatility. According to which, the volatility follows a process that reverts to a long-term level and is correlated with the underlying equity instrument. As opposed to local volatility models, in which the volatility evolves deterministically, the Heston model is more flexible, allowing it to be similar to that observed in the short term today.

•          Libor market model: This model assumes that the dynamics of the interest rate curve can be modeled based on the set of forward contracts that compose the underlying interest rate. The correlation matrix is parameterized on the assumption that the correlation between any two forward contracts decreases at a constant rate, beta, to the extent of the difference in their respective due dates. The input “Credit default volatility” is a volatility input of the credit factor dynamic. The multifactorial frame of this model makes it ideal for the valuation of instruments sensitive to the slope or curve, including interest rate option.

•          Local Volatility: In the local volatility models of the volatility, instead of being static, evolves over time according to the level of moneyness of the underlying, capturing the existence of smiles. These models are appropriate for pricing path dependent options when use Monte Carlo simulation technique is used.

Adjustments to the valuation for risk of default

Under IFRS 13 the credit risk valuation adjustments must be considered in the classification of assets and liabilities within fair value hierarchy, because of the absence of observables data of probabilities of default used in the calculation.

The credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) are a part of derivative instrument valuations, both financial assets and liabilities, to reflect the impact in the fair value of the credit risk of the counterparty and BBVA, respectively.

These adjustments are calculated by estimating Exposure At Default, Probability of Default and Loss Given Default, for all derivative products on any instrument at the legal entity level (all counterparties under a same ISDA / CMOF) in which BBVA has exposure.

As a general rule, the calculation of CVA is done through simulations of market and credit variables to calculate the expected positive exposure, given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Consequently, the DVA is calculated as the result of the expected negative exposure given the Exposure at Default and multiplying the result by the Loss Given Default of the counterparty. Both calculations are performed throughout the entire period of potential exposure.

The information needed to calculate the exposure at default and the loss given default come from the credit markets (Credit Default Swaps or iTraxx Indexes), where rating is available. For those cases where the rating is not available, BBVA implements a mapping process based on the sector, rating and geography to assign probabilities of both probability of default and loss given default, calibrated directly to market or with an adjustment market factor for the probability of default and the historical expected loss.

The amounts recognized in the consolidated balance sheet as of December 31, 2018 and 2017 related to the valuation adjustments to the credit assessment of the derivative asset as “Credit Valuation Adjustments” (“CVA”) was €-163 million and €-153 million respectively, and the valuation adjustments to the derivative liabilities as “Debit Valuation Adjustment” (DVA) was €214 million and €138 million respectively . The impact recorded under “Gains or (-) losses on financial assets and liabilities held for trading, net” in the consolidated income statement as for the years ended 2018 and 2017 corresponding to the mentioned adjustments was a net impact of €-24 million and €-23 million respectively. Additionally, as of December 31, 2018, €-12 million related to the “Funding Valuation Adjustments” (“FVA”) were recognized in the consolidated balance sheet.

Unobservable inputs

Quantitative information of unobservable inputs used to calculate Level 3 valuations is presented below as of December 31, 2018:

Financial instrument	Valuation technique(s)	Significant unobservable inputs	Min	Average	Max	Units

Debt Securities	Net Present Value	Credit Spread	37	152.22	385.00	b.p.
		Recovery Rate	0.00%	32.06%	40.00%	%
	Comparable pricing		1.00%	88.00%	275.00%	%
Equity instruments	Net Asset Value
	Comparable pricing
Credit Option	Gaussian Copula	Correlation Default	0.00%	37.98%	60.26%	%
Corporate Bond Option	Black 76	Price Volatility	-	-	-	vegas
Equity OTC Option	Heston	Forward Volatility Skew	47.05	47.05	47.05	Vegas
	Local Volatility	Dividends
		Volatility	13.79	27.24	65.02	vegas
FX OTC Options	Black Scholes/Local Vol	Volatility	5.05	7.73	9.71	vegas
Interest Rate Option	Libor Market Model	Beta	0.25	9.00	18.00%
		Correlation Rate/Credit	(100)	-	100%
		Credit Default Volatility	-	-	-	Vegas

Financial assets and liabilities classified as Level 3

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets during 2018, 2017 and 2016, are as follows:

Financial Assets Level 3: Changes in the Period (Millions of euros)
	2018		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	835	125	822	116	463	182
Group incorporations	-	-	-	-	-	-
Changes in fair value recognized in profit and loss (*)	(167)	(95)	(24)	(21)	33	(86)
Changes in fair value not recognized in profit and loss	(4)	-	(45)	-	(81)	(3)
Acquisitions, disposals and liquidations (**)	2,102	2,710	32	320	438	(25)
Net transfers to Level 3	761	47	106	(39)	16	-
Exchange differences and others	-	-	(55)	(250)	(47)	49
Balance at the end	3,527	2,787	835	125	822	116

(*)  Profit or loss that is attributable to gains or losses relating to those financial assets and liabilities held as of December 31, 2018, 2017 and 2016. Valuation adjustments are recorded under the heading “Gains (losses) on financial assets and liabilities, net”.

(**) Of which, in 2018, the assets roll forward is comprised of €2,400 million of acquisitions, €254 millions of disposals and €44 millions of liquidations. The liabilities roll forward is comprised of €2,716 million of acquisitions and €5 millions of liquidations.

As of December 31, 2018, the profit/loss on sales of financial instruments classified as Level 3 recognized in the accompanying consolidated income statement was not material.

Transfers between levels

The Global Valuation Area, in collaboration with BBVA Group, has established the rules for a proper financials instruments held for trading classification according to the fair value hierarchy defined by international accounting standards.

On a monthly basis, any new assets added to the portfolio are classified, according to this criterion, by the accounting subsidiary. Then, there is a quarterly review of the portfolio in order to analyze the need for a change in classification of any of these assets.

The financial instruments transferred between the different levels of measurement for the year ended December 31, 2018 are recorded at the following amounts in the accompanying consolidated balance sheets as of December 31, 2018:

Transfer Between Levels. December 2018 (Millions of euros)
	From:	Level 1		Level 2		Level 3
	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
ASSETS
Financial assets held for trading		1,171	2	2	6	-	2
Non-trading financial assets mandatorily at fair value through profit or loss		-	-	9	67	-	24
Financial assets at fair value through other comprehensive income		134	72	-	515	-	-
Derivatives		-	-	-	52	118	49
Total		1,305	74	11	641	118	75
LIABILITIES-
Financial liabilities held for trading		-	-	-	138	-	37
Total		-	-	-	138	-	37

The amount of financial instruments that were transferred between levels of valuation for the year ended December 31, 2018 is not material relative to the total portfolios, and corresponds to the above changes in the classification between levels these financial instruments modified some of their features, specifically:

•          Transfers between Levels 1 and 2 represent mainly debt and equity instruments, which are either no longer listed on an active market (transfer from Level 1 to 2) or have just started to be listed (transfer from Level 2 to 1).

•          Transfers from Level 2 to Level 3 are mainly due to derivative transactions.

•          Transfers from Level 3 to Level 2 generally affect derivative and debt instruments transactions, for which inputs observable in the market have been obtained.

Sensitivity Analysis

Sensitivity analysis is performed on financial instruments with significant unobservable inputs (financial instruments included in level 3), in order to obtain a reasonable range of possible alternative valuations. This analysis is carried out on a monthly basis, based on the criteria defined by the Global Valuation Area taking into account the nature of the methods used for the assessment and the reliability and availability of inputs and proxies used. In order to establish, with a sufficient degree of certainty, the valuating risk that is incurred in such assets without applying diversification criteria between them.

As of December 31, 2018, the effect on profit for the period and total equity of changing the main unobservable inputs used for the measurement of Level 3 financial instruments for other reasonably possible unobservable inputs, taking the highest (most favorable input) or lowest (least favorable input) value of the range deemed probable, would be as follows:

Financial Assets Level 3: Sensitivity Analysis (Millions of euros)
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
	Most Favorable Hypothesis	Least Favorable Hypothesis	Most Favorable Hypothesis	Least Favorable Hypothesis
ASSETS
Financial assets held for trading	6	(13)	-	-
Loans and Advances	-	-	-	-
Debt securities	2	(3)	-	-
Equity instruments	3	(9)	-	-
Derivatives	1	(1)	-	-
Non-trading financial assets mandatorily at fair value through profit or loss	291	(181)	-	-
Loans and Advances	285	(161)	-	-
Debt securities	3	(12)	-	-
Equity instruments	3	(8)	-	-
Financial assets designated at fair value through profit or loss	-	-	-	-
Financial assets at fair value through other comprehensive income	-	-	1	(1)
LIABILITIES
Financial liabilities held for trading	1	(1)	1	(1)
Total	297	(194)	1	(1)

8.2   Fair value of financial instruments carried at cost

The valuation technique used to calculate the fair value of financial assets and liabilities carried at cost as of December 31, 2018, are presented below:

Financial assets

6.    Cash, balances at central banks and other demand deposits / loans to central banks / short-term loans to credit institutions / Repurchase agreements: in general, their fair value is assimilated to their book value, due to the nature of the counterparty and because they are mainly short-term balances in which the book value is the most reasonable estimation of the value of the asset.

7.    Loans to credit institutions which are not short-term and loans to customers: In general, the fair value of these financial assets is determined by the discount of expected future cash flows, using market interest rates at the time of valuation adjusted by the credit spread and taking all kind of behavior hypothesis if it is considered to be relevant (prepayment fees, optionality, etc.).

8.    Debt securities: Fair value estimated based on the available market price or by using internal valuation methodologies.

Financial liabilities

9.    Deposits from central banks: for recurrent liquidity auctions and other monetary policy instruments of central banks, / short-term deposits from credit institutions / repurchase agreements / short-term customer deposits:  their book value is considered to be the best estimation of their fair value.

10.  Deposits of credit institutions which are not short-term and term customer deposits: these deposits will be valued by discounting future cash flows using the interest rate curve in effect at the time of the adjustment adjusted by the credit spread and incorporating any behavioral assumptions if this proves relevant (early repayments , optionalities, etc.).

11.  Debt certificate (Issuances): The fair value estimation of these liabilities depend on the availability of market prices or by using the present value method: discount of future cash flows, using market interest rates at valuation time and taking into account the credit spread.

The following table presents the fair value of key financial instruments carried at amortized cost in the accompanying consolidated balance sheets as of December 31, 2018, 2017 and 2016, broken down according to the method of valuation used for the estimation:

Fair Value of financial Instruments at amortized cost by Levels (Millions of euros)
		2018
	Notes	Level 1	Level 2	Level 3
ASSETS
Cash, cash balances at central banks and other demand deposits	9	58,024	-	172
Financial assets at amortized cost	14	21,419	204,619	193,819
LIABILITIES
Financial liabilities at amortized cost	22	58,225	269,128	182,948

The main valuation techniques and inputs used to estimate the fair value of financial instruments accounted for at cost and classified in levels 2 and 3 is shown below. These are broken down by type of financial instrument and the balances correspond to those as of December 31, 2018:

Fair Value of financial Instruments at amortized cost by valuation technique. December 2018 (Millions of euros)
	Level 2	Level 3	Valuation technique(s)	Main inputs used

ASSETS
Financial assets at amortized cost	204,619	193,819
Central Banks	-	1	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	4,934	4,291	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Loans and advances to customers	190,666	183,645	Present-value method (Discounted future cash flows)	- Credit spread - Prepayment rates - Interest rate yield
Debt securities	9,019	5,881	Present-value method (Discounted future cash flows)	- Credit spread - Interest rate yield
LIABILITIES
Financial liabilities at amortized cost	269,128	182,948
Central Banks	196	-	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Loans and advances to credit institutions	22,281	9,852	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Loans and advances to customers	240,547	135,270	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Debt securities	6,104	25,096	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield
Other financial liabilities	-	12,730	Present-value method (Discounted future cash flows)	- Issuer´s credit risk - Prepayment rates - Interest rate yield

Equity instruments at cost

Until 2017, there were equity instruments and discretionary profit-sharing arrangements in some entities which were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be estimated in a sufficiently reliable manner for the amount of €469 and €565 million, as of December 31, 2017 and 2016, respectively.

9.   Cash, cash balances at central banks and other demands deposits

The breakdown of the balance under the heading “Cash, cash balances at central banks and other demands deposits” in the accompanying consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of euros)
	2018	2017	2016
Cash on hand	6,346	6,220	7,413
Cash balances at central banks	43,880	31,718	28,671
Other demand deposits	7,970	4,742	3,955
Total	58,196	42,680	40,039

10.    Financial assets and liabilities held for trading

10.1   Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial Assets and Liabilities Held-for-Trading (Millions of euros)
	Notes	2018	2017	2016
ASSETS
Derivatives		30,536	35,265	42,955
Debt securities	7.3.2	25,577	22,573	27,166
Loans and advances	7.3.2	28,750	56	154
Equity instruments	7.3.2	5,254	6,801	4,675
Total Assets		90,117	64,695	74,950
LIABILITIES
Derivatives		31,815	36,169	43,118
Short positions		11,025	10,013	11,556
Deposits		37,934
Total Liabilities		80,774	46,182	54,675

As of December 31, 2018 “Short positions” include €10,255 million held with General governments.

10.2   Debt securities

The breakdown by type of issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Assets Held-for-Trading. Debt securities by issuer (Millions of euros)
	2018	2017	2016
Issued by Central Banks	1,001	1,371	544
Issued by public administrations	22,950	19,344	23,621
Issued by financial institutions	790	816	1,652
Other debt securities	836	1,041	1,349
Total	25,577	22,573	27,166

10.3   Loans and advances

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Assets Held-for-Trading. Loans and advances (Millions of euros)
	Notes	2018	2017	2016
Loans and advances to central banks		2,163	-	-
Reverse repurchase agreements	35	2,163	-	-
Loans and advances to credit institutions		14,566	-	-
Reverse repurchase agreements	35	13,305	-	-
Loans and advances to customers		12,021	56	154
Reverse repurchase agreements	35	11,794	-	-
Total		28,750	56	154

10.4   Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Assets Held-for-Trading. Equity instruments by Issuer (Millions of euros)
	2018	2017	2016
Shares of Spanish companies
Credit institutions	576	617	781
Other sectors	536	603	956
Subtotal	1,112	1,220	1,737
Shares of foreign companies
Credit institutions	304	345	220
Other sectors	3,838	5,236	2,718
Subtotal	4,142	5,581	2,939
Total	5,254	6,801	4,675

10.5   Deposits

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Financial Liabilities Held-for-Trading. Deposits (Millions of euros)
	Notes	2018	2017	2016
Deposits from central banks (*)		10,511
Repurchase agreement	35	10,511
Deposits from credit institutions (*)		15,687
Repurchase agreement	35	14,839
Deposits from customers (*)		11,736
Repurchase agreement	35	11,466
Total		37,934

10.6   Derivatives

The derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market products amongst the Group’s customers. As of December 31, 2018, 2017 and 2016, trading derivatives were mainly contracted in over-the-counter (OTC) markets, with counterparties, consisting primarily of foreign credit institutions, and are related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value and notional amounts of derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Derivatives by type of risk / by product or by type of market - December 2018 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	19,147	18,769	2,929,371
OTC options	1,940	2,413	207,107
OTC other	17,206	16,356	2,702,909
Organized market options	-	-	6,092
Organized market other	-	-	13,263
Equity	2,799	2,956	114,184
OTC options	400	341	32,906
OTC other	230	123	6,693
Organized market options	2,168	2,492	72,062
Organized market other	-	-	2,524
Foreign exchange and gold	8,355	9,693	432,283
OTC options	226	309	21,293
OTC other	8,118	9,329	405,659
Organized market options	-	1	45
Organized market other	11	54	5,286
Credit	232	393	25,452
Credit default swap	228	248	22,791
Credit spread option	2	-	500
Total return swap	2	145	2,161
Other	-	-	-
Commodities	3	3	67
Other	-	-	-
DERIVATIVES	30,536	31,815	3,501,358
of which: OTC - credit institutions	16,979	18,729	897,384
of which: OTC - other financial corporations	7,372	7,758	2,355,784
of which: OTC - other	4,005	2,780	148,917

Derivatives by type of risk / by product or by type of market - December 2017 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	22,606	22,546	2,152,490
OTC options	2,429	2,581	212,554
OTC other	20,177	19,965	1,916,920
Organized market options	-	-	600
Organized market other	-	-	22,416
Equity	1,778	2,336	95,573
OTC options	495	1,118	34,140
OTC other	83	90	8,158
Organized market options	1,200	1,129	48,644
Organized market other	-	-	4,631
Foreign exchange and gold	10,371	10,729	380,404
OTC options	245	258	24,447
OTC other	10,092	10,430	348,857
Organized market options	-	3	104
Organized market other	34	37	6,997
Credit	489	517	30,181
Credit default swap	480	507	27,942
Credit spread option	-	-	200
Total return swap	9	9	2,039
Other	-	-	-
Commodities	3	3	36
Other	18	38	561
DERIVATIVES	35,265	36,169	2,659,246
of which: OTC - credit institutions	21,016	22,804	898,209
of which: OTC - other financial corporations	8,695	9,207	1,548,919
of which: OTC - other	4,316	2,986	128,722

Derivatives by type of risk / by product or by type of market - December 2016 (Millions of Euros)
	Assets	Liabilities	Notional amount - Total
Interest rate	25,770	25,322	1,556,150
OTC options	3,331	3,428	217,958
OTC other	22,339	21,792	1,296,183
Organized market options	1	-	1,311
Organized market other	100	102	40,698
Equity	2,032	2,252	90,655
OTC options	718	1,224	44,837
OTC other	109	91	5,312
Organized market options	1,205	937	36,795
Organized market other	-	-	3,712
Foreign exchange and gold	14,872	15,179	425,506
OTC options	417	539	27,583
OTC other	14,436	14,624	392,240
Organized market options	3	-	175
Organized market other	16	16	5,508
Credit	261	338	19,399
Credit default swap	246	230	15,788
Credit spread option	-	-	150
Total return swap	2	108	1,895
Other	14	-	1,565
Commodities	6	6	169
Other	13	22	1,065
DERIVATIVES	42,955	43,118	2,092,945
of which: OTC - credit institutions	26,438	28,005	806,096
of which: OTC - other financial corporations	8,786	9,362	1,023,174
of which: OTC - other	6,404	4,694	175,473

11. Non-trading financial assets mandatorily at fair value through profit or loss

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	2018
Equity instruments	7.3.2	3,095
Debt securities	7.3.2	237
Loans and advances	7.3.2	1,803
Total		5,135

This heading is included with the implementation of IFRS 9 on January 1, 2018. Previously, this category did not exist in IAS 39 (see Note 2.2.1 and 2.3).

12.  Financial assets and liabilities designated at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of euros)
	Notes	2018	2017	2016
ASSETS
Equity instruments			1,888	1,920
Unit-linked products			1,621	1,749
Other securities			266	171
Debt securities		1,313	174	142
Loans and advances		-	648	-
Total Assets	7.3.2	1,313	2,709	2,062
LIABILITIES
Deposits		976	-	-
Debt certificates		2,858	-	-
Other financial liabilities		3,159	2,222	2,338
Unit-linked products		3,159	2,222	2,338
Total Liabilities		6,993	2,222	2,338

With the implementation of IFRS 9 on January 1, 2018, equity instruments under this heading have been reclassified to the heading: “Non-trading financial assets mandatorily at fair value through profit or loss” (see Note 11).

As of December 31, 2018, 2017 and 2016, the most significant balances within financial liabilities designated at fair value through profit or loss related to assets and liabilities linked to insurance products where the policyholder bears the risk ("Unit-Link"). This type of product is sold only in Spain, through BBVA Seguros S.A., insurance and reinsurance and in Mexico through Seguros Bancomer S.A. de CV.

Since the liabilities linked to insurance products in which the policyholder assumes the risk are valued the same way as the assets associated to these insurance products, there is no credit risk component borne by the Group in relation to these liabilities.

13.   Financial assets at fair value through other comprehensive income

13.1  Balance details

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

Financial assets designated at fair value through other comprehensive income (Millions of euros)
	Notes	2018	2017	2016
Debt securities	7.3.2	53,737	66,273	74,739
Impairment losses		(28)	(21)	(159)
Subtotal		53,709	66,251	74,580
Equity instruments	7.3.2	2,595	4,488	4,814
Impairment losses		-	(1,264)	(174)
Subtotal		2,595	3,224	4,641
Loans and advances to credit entities		33	-	-
Total		56,337	69,476	79,221

13.2  Debt securities

The breakdown of the balance under the heading “Debt securities” of the accompanying consolidated financial statements, broken down by the nature of the financial instruments, is as follows:

Financial assets designated at fair value through other comprehensive income: Debt Securities. December 2018 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	17,205	661	(9)	17,857
Other debt securities	1,597	100	(1)	1,696
Issued by Central Banks	-	-	-	-
Issued by credit institutions	793	63	-	855
Issued by other issuers	804	37	(1)	841
Subtotal	18,802	761	(10)	19,553
Foreign Debt Securities
Mexico	6,299	6	(142)	6,163
Mexican Government and other general governments agencies debt securities	5,286	4	(121)	5,169
Other debt securities	1,013	2	(21)	994
Issued by Central Banks	-	-	-	-
Issued by credit institutions	35	-	(1)	34
Issued by other issuers	978	2	(20)	961
The United States	14,507	47	(217)	14,338
Government securities	11,227	37	(135)	11,130
US Treasury and other US Government agencies	7,285	29	(56)	7,258
States and political subdivisions	3,942	8	(79)	3,872
Other debt securities	3,280	10	(82)	3,208
Issued by Central Banks	-	-	-	-
Issued by credit institutions	49	1	-	50
Issued by other issuers	3,231	9	(82)	3,158
Turkey	4,164	20	(269)	3,916
Turkey Government and other general governments agencies debt securities	4,007	20	(256)	3,771
Other debt securities	157	-	(13)	145
Issued by Central Banks	-	-	-	-
Issued by credit institutions	157	-	(13)	145
Issued by other issuers	-	-	-	-
Other countries	9,551	319	(130)	9,740
Other foreign governments and other general governments agencies debt securities	4,510	173	(82)	4,601
Other debt securities	5,041	146	(48)	5,139
Issued by Central Banks	987	2	(4)	986
Issued by credit institutions	1,856	111	(20)	1,947
Issued by other issuers	2,197	33	(25)	2,206
Subtotal	34,521	392	(758)	34,157
Total	53,323	1,153	(768)	53,709

(*)  The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Available-for-sale financial assets: Debt Securities. December 2017 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,765	791	(17)	23,539
Other debt securities	1,951	114	-	2,066
Issued by Central Banks	-	-	-	-
Issued by credit institutions	891	72	-	962
Issued by other issuers	1,061	43	-	1,103
Subtotal	24,716	906	(17)	25,605
Foreign Debt Securities
Mexico	9,755	45	(142)	9,658
Mexican Government and other general governments agencies debt securities	8,101	34	(120)	8,015
Other debt securities	1,654	11	(22)	1,643
Issued by Central Banks	-	-	-	-
Issued by credit institutions	212	1	(3)	209
Issued by other issuers	1,442	10	(19)	1,434
The United States	12,479	36	(198)	12,317
Government securities	8,625	8	(133)	8,500
US Treasury and other US Government agencies	3,052	-	(34)	3,018
States and political subdivisions	5,573	8	(99)	5,482
Other debt securities	3,854	28	(65)	3,817
Issued by Central Banks	-	-	-	-
Issued by credit institutions	56	1	-	57
Issued by other issuers	3,798	26	(65)	3,759
Turkey	5,052	48	(115)	4,985
Turkey Government and other general governments agencies debt securities	5,033	48	(114)	4,967
Other debt securities	19	1	(1)	19
Issued by Central Banks	-	-	-	-
Issued by credit institutions	19	-	(1)	19
Issued by other issuers	-	-	-	-
Other countries	13,271	533	(117)	13,687
Other foreign governments and other general governments agencies debt securities	6,774	325	(77)	7,022
Other debt securities	6,497	208	(40)	6,664
Issued by Central Banks	1,330	2	(1)	1,331
Issued by credit institutions	2,535	139	(19)	2,654
Issued by other issuers	2,632	66	(19)	2,679
Subtotal	40,557	661	(572)	40,647
Total	65,273	1,567	(589)	66,251

(*)  The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

Available-for-sale financial assets: Debt Securities. December 2016 (Millions of euros)
	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Book Value
Domestic Debt Securities
Spanish Government and other general governments agencies debt securities	22,427	711	(18)	23,119
Other debt securities	2,305	117	(1)	2,421
Issued by Central Banks	-	-	-	-
Issued by credit institutions	986	82	-	1,067
Issued by other issuers	1,319	36	(1)	1,354
Subtotal	24,731	828	(19)	25,540
Foreign Debt Securities
Mexico	11,525	19	(343)	11,200
Mexican Government and other general governments agencies debt securities	9,728	11	(301)	9,438
Other debt securities	1,797	8	(42)	1,763
Issued by Central Banks	-	-	-	-
Issued by credit institutions	86	2	(1)	87
Issued by other issuers	1,710	6	(41)	1,675
The United States	14,256	48	(261)	14,043
Government securities	8,460	9	(131)	8,337
US Treasury and other US Government agencies	1,702	1	(19)	1,683
States and political subdivisions	6,758	8	(112)	6,654
Other debt securities	5,797	39	(130)	5,706
Issued by Central Banks	-	-	-	-
Issued by credit institutions	95	2	-	97
Issued by other issuers	5,702	37	(130)	5,609
Turkey	5,550	73	(180)	5,443
Turkey Government and other general governments agencies debt securities	5,055	70	(164)	4,961
Other debt securities	495	2	(16)	482
Issued by Central Banks	-	-	-	-
Issued by credit institutions	448	2	(15)	436
Issued by other issuers	47	-	(1)	46
Other countries	17,923	634	(203)	18,354
Other foreign governments and other general government agencies debt securities	7,882	373	(98)	8,156
Other debt securities	10,041	261	(105)	10,197
Issued by Central Banks	1,657	4	(2)	1,659
Issued by credit institutions	3,269	96	(54)	3,311
Issued by other issuers	5,115	161	(49)	5,227
Subtotal	49,253	773	(987)	49,040
Total	73,985	1,601	(1,006)	74,580

(*)  The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

The credit ratings of the issuers of debt securities as of December 31, 2018, 2017 and 2016, are as follows:

Debt Securities by Rating
	December 2018		December 2017		December 2016
	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	531	1.0%	687	1.0%	4,922	6.6%
AA+	13,100	24.4%	10,738	16.2%	11,172	15.0%
AA	222	0.4%	507	0.8%	594	0.8%
AA-	409	0.8%	291	0.4%	575	0.8%
A+	632	1.2%	664	1.0%	1,230	1.6%
A	687	1.3%	683	1.0%	7,442	10.0%
A-	18,426	34.3%	1,330	2.0%	1,719	2.3%
BBB+	9,195	17.1%	35,175	53.1%	29,569	39.6%
BBB	4,607	8.6%	7,958	12.0%	3,233	4.3%
BBB-	1,003	1.9%	5,583	8.4%	6,809	9.1%
BB+ or below	4,453	8.3%	1,564	2.4%	2,055	2.8%
Without rating	445	0.8%	1,071	1.6%	5,261	7.1%
Total	53,709	100%	66,251	100.0%	74,580	100.0%

13.3  Equity instruments

The breakdown of the balance under the heading "Equity instruments" of the accompanying consolidated financial statements as of December 31, 2018, 2017 and 2016, are as follows:

Financial assets designated at fair value through other comprehensive income: Equity Instruments. December 2018 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	2,172	-	(210)	1,962
Credit institutions	-	-	-	-
Other entities	2,172	-	(210)	1,962
Listed foreign company shares	90	43	(12)	121
United States	20	17	-	37
Mexico	1	25	-	26
Turkey	3	-	(1)	2
Other countries	66	1	(11)	56
Subtotal	2,262	43	(222)	2,083
Unlisted equity instruments	-	-	-	-
Unlisted Spanish company shares	6	1	-	7
Credit institutions	-	-	-	-
Other entities	6	1	-	7
Unlisted foreign companies shares	453	54	(1)	506
United States	388	23	-	411
Mexico	-	-	-	-
Turkey	6	4	-	10
Other countries	59	27	(1)	85
Subtotal	459	55	(1)	513
Total	2,721	98	(223)	2,595

Available-for-sale financial assets: Equity Securities. December 2017 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	2,189	-	(1)	2,188
Credit institutions	-	-	-	-
Other entities	2,189	-	(1)	2,188
Listed foreign company shares	215	33	(7)	241
United States	11	-	-	11
Mexico	8	25	-	33
Turkey	4	1	-	5
Other countries	192	7	(7)	192
Subtotal	2,404	33	(8)	2,429
Unlisted equity instruments
Unlisted Spanish company shares	33	29	-	62
Credit institutions	4	-	-	4
Other entities	29	29	-	58
Unlisted foreign companies shares	665	77	(8)	734
United States	498	40	(6)	532
Mexico	1	-	-	1
Turkey	15	6	(2)	19
Other countries	151	31	-	182
Subtotal	698	106	(8)	796
Total	3,102	139	(16)	3,224

Available-for-sale financial assets: Equity Securities. December 2016 (Millions of euros)
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,690	17	(944)	2,763
Credit institutions	-	-	-	-
Other entities	3,690	17	(944)	2,763
Listed foreign company shares	793	289	(15)	1,066
United States	16	22	-	38
Mexico	8	33	-	41
Turkey	5	1	-	6
Other countries	763	234	(15)	981
Subtotal	4,483	306	(960)	3,829
Unlisted equity instruments
Unlisted Spanish company shares	57	2	(1)	59
Credit institutions	4	-	-	4
Other entities	53	2	(1)	55
Unlisted foreign companies shares	708	46	(2)	752
United States	537	13	-	550
Mexico	1	-	-	1
Turkey	18	7	(2)	24
Other countries	152	26	-	178
Subtotal	766	48	(3)	811
Total	5,248	355	(962)	4,641

13.4  Gains/losses

Debt securities

The changes in the gains/losses, net of taxes, recognized in 2018 under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income (Millions of euros)
	Notes	2018
Balance at the beginning		1,557
Effect of changes in accounting policies (IFRS 9)		(58)
Valuation gains and losses		(640)
Amounts transferred to income		(137)
Other reclassifications		-
Income tax		221
Balance at the end	30	943

In 2018, the debt securities impaired recognized in the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss - Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement amounted to €1 million. In 2017 the recovery recognized amounted €4 million; meanwhile, in 2016 the impairment recognized amounted €157 million (see Note 47).

Equity instruments

The changes in the gains/losses, net of taxes, recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss - Fair value changes of equity instruments measured at fair value through other comprehensive income” in the accompanying consolidated balance sheets are as follows:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Financial assets at fair value through other comprehensive income (Millions of euros)
	Notes	2018
Balance at the beginning		84
Effect of changes in accounting policies (IFRS 9)		(40)
Valuation gains and losses		(174)
Amounts transferred to income		-
Other reclassifications		-
Income tax		(25)
Balance at the end	30	(155)

In 2018, there has been no impairment recognized under the heading “Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss - Financial assets at fair value through other comprehensive income” in the accompanying consolidated income statement. In 2017 and 2016 the impairment recognized were €1,131 and €46 million, respectively (see Note 47).

Years 2017 and 2016

2017 and 2016 are presented separately due to the implementation of IFRS 9:

Accumulated other comprehensive income-Items that may be reclassified to profit or loss - Available-for-Sale Financial Assets (Millions of euros)
	Notes	2017	2016
Balance at the beginning		947	1,674
Valuation gains and losses		321	400
Amounts transferred to income		356	(1,181)
Other reclassifications		(10)	116
Income tax		27	(62)
Balance at the end	30	1,641	947
Of which:		-	-
Debt securities		1,557	1,629
Equity instruments		84	(682)

14.   Financial assets at amortized cost

14.1  Balance details

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

Financial assets at amortized cost (Millions of Euros)
	December 2018	December 2017	December 2016
Debt securities	32,530	24,093	28,905
Loans and advances to central banks	3,941	7,300	8,894
Loans and advances to credit institutions	9,163	26,261	31,373
Loans and advances to customers	374,027	387,621	414,500
Government	28,114	31,645
Other financial corporations	9,468	18,173
Non-financial corporations	163,922	164,510
Other	172,522	173,293
Total	419,660	445,275	483,672

During financial year 2018, there have been no significant reclassifications neither from “Financial assets at amortized cost” to other headings or from other headings to “Financial assets at amortized cost”.

14.2  Loans and advances to central banks and credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and Advances to Central Banks and Credit Institutions (Millions of euros)
	Notes	2018	2017	2016
Loans and advances to central banks	7.3.2	3,941	7,300	8,894
Loans and advances to credit institutions	7.3.2	9,163	26,261	31,373
Reverse repurchase agreements	35	478	13,861	15,561
Other loans		8,685	12,400	15,812
Total		13,104	33,561	40,267
Of which:		-	-	-
Impairment losses	7.3.5 / 7.3.2	(18)	(36)	(43)

14.3  Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to their nature, is as follows:

Loans and Advances to Customers (Millions of euros)
	Notes	2018	2017	2016
On demand and short notice		3,641	10,560	11,251
Credit card debt		15,445	15,835	16,596
Trade receivables		17,436	22,705	23,753
Finance leases		8,650	8,642	9,442
Reverse repurchase loans	35	294	11,554	7,291
Other term loans		324,767	313,336	339,862
Advances that are not loans		3,794	4,989	6,306
Total	7.3.2	374,027	387,621	414,500
Of which:		-	-	-
Impaired assets	7.3.5	16,349	19,390	22,915
Impairment losses	7.3.5 / 7.3.2	(12,199)	(12,748)	(15,974)

As of December 31, 2018, 2017 and 2016, 38%, 38% and 34%, respectively, of "Loans and advances to customers" with maturity greater than one year have fixed-interest rates and 62%, 62% and 66%, respectively, have variable interest rates.

The heading “Financial assets at amortized cost – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain secured loans that, as pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds.

This heading also includes some loans that have been securitized. The balances recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

Securitized Loans (Millions of euros)
	2018	2017	2016
Securitized mortgage assets	26,556	28,950	29,512
Other securitized assets	3,221	4,143	3,731
Total	29,777	33,093	33,243

14.4  Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the issuer of the debt securities, is as follows:

Debt securities (Millions of euros)
	Notes	2018	2017	2016
Government		25,014	17,030	20,736
Credit institutions		644	1,152	1,688
Other sectors		6,872	5,911	6,481
Total gross	7.3.2	32,530	24,093	28,905
Of which:		-	-	-
Impairment losses		(51)	(15)	(17)

As of December 31, 2018, 2017 and 2016, the credit ratings of the issuers of debt securities classified as follows:

Financial assets at amortized cost. Debt Securities by Rating
	December 2018		December 2017		December 2016
	Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%		Carrying amount (Millions of Euros)%
AAA	49	0.2%	-	-	-	-
AA+	1,969	6.1%	-	-	-	-
AA	62	0.2%	41	0.3%	43	0.2%
AA-	-	0.0%	-	-	134	0.8%
A+	607	1.9%	55	0.4%	-	-
A	21	0.1%	-	-	-	-
A-	6,117	18.8%	-	-	-	-
BBB+	13,894	42.7%	5,667	41.2%	10,472	59.2%
BBB	1,623	5.0%	2,412	17.5%	591	3.3%
BBB-	2,694	8.3%	2,818	20.5%	5,187	29.3%
BB+ or below	4,371	13.4%	1,696	12.3%	-	-
Without rating	1,123	3.5%	1,064	7.7%	1,270	7.2%
Total	32,530	100.0%	13,754	100.0%	17,696	100.0%

In 2016, according to the applicable accounting policy, some debt securities were reclassified between existing accounts from such policy (from “Available for sale financial assets” to “Loans and receivables” and “Held-to-maturity investments” of the consolidated balance sheet. As mentioned in Note 1.3, on January 1, 2018, IFRS 9 became effective, therefore, the debt securities previously reclassified are recorded under “Financial assets at amortized cost” in the consolidated balance sheet as of December 31, 2018. The following table shows the fair value and carrying amounts of these reclassified financial assets:

Debt Securities reclassified (Millions of euros)
	As of Reclassification date		As of December 31, 2018		As of December 31, 2017		As of December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
BBVA, S.A.	12,024	12,024	1,467	1,486	7,236	7,286	10,433	10,498
TURKIYE GARANTI BANKASI, A.S	6,488	6,488	2,859	2,668	5,381	5,392	6,230	6,083
Total	18,512	18,512	4,326	4,154	12,617	12,678	16,663	16,581

As of December 31, 2018, 2017 and 2016, the amount recognized in the income statement from the valuation at amortized cost of the reclassified financial assets, as well as the impact recognized on the income statement and under the heading “Total Equity - Accumulated other comprehensive income”, if the reclassification was not performed is included in the following table.

Effect on Income Statement and Other Comprehensive Income (Millions of euros)
	2018			2017			2016
	Recognized in	Effect of not Reclassifying in		Recognized in	Effect of not Reclassifying in		Recognized in	Effect of not Reclassifying in
	Income Statement	Income Statement	Equity "Accumulated other comprehensive income"	Income Statement	Income Statement	Equity "Accumulated other comprehensive income"	Income Statement	Income Statement	Equity "Accumulated other comprehensive income"
BBVA, S.A.	41	41	(2)	198	198	(14)	252	252	(91)
TURKIYE GARANTI BANKASI, A.S	414	414	(172)	545	545	(16)	326	326	(225)
Total	456	456	(173)	743	743	(30)	578	578	(316)

15.    Hedging derivatives and fair value changes of the hedged items in portfolio hedges of interest rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedge of interest rate risk (Millions of euros)
	2018	2017	2016
ASSETS
Hedging Derivatives	2,892	2,485	2,833
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(21)	(25)	17
LIABILITIES
Hedging Derivatives	2,680	2,880	2,347
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	(7)	-

As of December 31, 2018, 2017 and 2016, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

•          Fair value hedging:

- Fixed-interest debt securities at fair value through other comprehensive income and at amortized cost: The interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps) and forward sales.

- Long-term fixed-interest debt securities issued by the Bank: the interest rate risk of these securities is hedged using interest rate derivatives (fixed-variable swaps).

- Fixed-interest loans: The equity price risk of these instruments is hedged using interest rate derivatives (fixed-variable swaps).

- Fixed-interest and/or embedded derivative deposit portfolio hedges: it covers the interest rate risk through fixed-variable swaps. The valuation of the borrowed deposits corresponding to the interest rate risk is in the heading "Fair value changes of the hedged items in portfolio hedges of interest rate risk”.

•          Cash-flow hedges: Most of the hedged items are floating interest-rate loans and asset hedges linked to the inflation of the financial assets at fair value through other comprehensive income portfolio. This risk is hedged using foreign-exchange, interest-rate swaps, inflation and FRA’s (“Forward Rate Agreement”).

•          Net foreign-currency investment hedges: These hedged risks are foreign-currency investments in the Group’s foreign subsidiaries. This risk is hedged mainly with foreign-exchange options and forward currency sales and purchases.

Note 7 analyzes the Group’s main risks that are hedged using these derivatives.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

Hedging Derivatives Breakdown by type of risk and type of hedge (Millions of euros)
	2018		2017		2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate	982	513	1,141	850	1,154	974
OTC options	5	158	100	111	125	118
OTC other	978	355	1,041	739	1,029	856
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Equity	6	-	-	-	-	50
OTC options	6	-	-	-	-	50
OTC other	-	-	-	-	-	-
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Foreign exchange and gold	587	398	625	511	817	553
OTC options	-	-	-	-	-	-
OTC other	587	398	625	511	817	553
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
FAIR VALUE HEDGES	1,575	912	1,766	1,362	1,970	1,577
Interest rate	221	562	244	533	194	358
OTC options	-	-	-	-	-	-
OTC other	219	562	242	533	186	358
Organized market options	-	-	-	-	-	-
Organized market other	2	-	2	-	8	-
Equity	-	-	-	-	-	-
Foreign exchange and gold	955	873	119	714	248	118
OTC options	-	-	-	-	89	70
OTC other	955	873	119	714	160	48
Organized market options	-	-	-	-	-	-
Organized market other	-	-	-	-	-	-
Credit	-	-	-	-	-	-
Commodities	-	-	-	-	-	-
Other	-	-	-	-	-	-
CASH FLOW HEDGES	1,176	1,435	363	1,247	442	476
HEDGE OF NET INVESTMENTS IN A FOREIGN OPERATION	92	231	301	15	362	79
PORTFOLIO FAIR VALUE HEDGES OF INTEREST RATE RISK	33	90	46	256	55	214
PORTFOLIO CASH FLOW HEDGES OF INTEREST RATE RISK	15	12	9	-	4	-
DERIVATIVES-HEDGE ACCOUNTING	2,892	2,680	2,485	2,880	2,833	2,347
of which: OTC - credit institutions	2,534	2,462	1,829	2,527	2,381	2,103
of which: OTC - other financial corporations	355	216	651	234	435	165
of which: OTC - other	2	2	2	120	9	79

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of December 31, 2018 are:

Cash Flows of Hedging Instruments (Millions of euros)
	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	116	277	1,828	2,181	4,401
Payable cash outflows	139	517	2,215	2,221	5,092

The above cash flows will have an impact on the Group’s consolidated income statements until 2058.

In 2018, 2017 and 2016, there was no reclassification in the accompanying consolidated income statements of any amount corresponding to cash flow hedges that was previously recognized in equity (see Note 41).

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in December 31, 2018, 2017 and 2016 were not material.

16.   Investments in joint ventures, associates

16.1  Joint ventures and associates

The breakdown of the balance of “Investments in joint ventures and associates” (see Note 2.1) in the accompanying consolidated balance sheets is as follows:

Joint Ventures and Associates Entities. Breakdown by entities (Millions of euros)
	2018	2017	2016
Joint ventures
Fideic F 403853 5 BBVA Bancom Ser.Zibata	-	27	33
Fideicomiso 1729 Invex Enajenacion de Cartera	55	53	57
PSA Finance Argentina Compañia Financier	10	14	21
Altura Markets, S.V., S.A.	69	64	19
RCI Colombia	32	19	17
Other joint ventures	7	79	82
Subtotal	173	256	229
Associates Entities
Metrovacesa Suelo y Promoción, S.A.	508	697	208
Testa Residencial SOCIMI, S.A.U.	-	444	91
Metrovacesa Promoción y Arrendamientos, S.A.	-	-	67
Atom Bank, PLC	138	66	43
Divarian Propiedad S.A.U.	591	-	-
Servired	9	9	11
Other associates	159	116	116
Subtotal	1,405	1,332	536
Total	1,578	1,588	765

Details of the joint ventures and associates as of December 31, 2018 are shown in Appendix II.

The following is a summary of the changes in the in December 31, 2018, 2017 and 2016 under this heading in the accompanying consolidated balance sheets:

Joint Ventures and Associates Entities. Changes in the Year (Millions of euros)
	Notes	2018	2017	2016
Balance at the beginning		1,588	765	879
Acquisitions and capital increases		309	868	456
Disposals and capital reductions		(516)	(8)	(91)
Transfers and changes of consolidation method		211	-	(351)
Share of profit and loss	39	(7)	3	25
Exchange differences		2	(29)	(34)
Dividends, valuation adjustments and others		(8)	(12)	(118)
Balance at the end		1,578	1,588	765

The variation during the year 2018 is mainly explained by the decrease of BBVA Group stakes in Testa Residencial, S.A., Metrovacesa Suelo y Promoción, S.A. and Divarian Propiedad, S.A.U. (see Note 3 and Appendix III).

The variation during the year 2017 is mainly explained by the increase of BBVA Group stakes in Testa Residencial, S.A. and Metrovacesa Suelo y Promoción, S.A. through its contribution to the capital increases carried out by both entities by contributing assets from the Bank’s real estate assets (see Note 21).

During the year 2016, two capital increases in Metrovacesa, S.A. were made through a debt swap and a contribution of real estate assets, which provided the Group 357 million euros, after this there was a partial Split of Metrovacesa, S.A. in favor of a beneficiary company from a new constitution denominated Metrovacesa Suelo y Promocion, S.A. In the fourth quarter of the year 2016, there was a total split of Metrovacesa, S.A. through its extinction and division of its patrimony in three parts, two of which merged with Merlin Properties, SOCIMI, S.A. and Testa Residencial, SOCIMI, S.A. As result of the previous mentioned splits, the Group received equity interests in the corresponding beneficiary companies, 6.41% of its capital was received, having been transferred to the heading "Available-for-sale” of the consolidated financial assets as of December 31, 2016.

Appendix III provides notifications on acquisitions and disposals of holdings in subsidiaries, joint ventures and associates, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

16.2  Other information about associates and joint ventures

If these entities had been consolidated rather than accounted for using the equity method, the change in each of the lines of balance sheet and the consolidated income statement would not be significant.

As of December 31, 2018, 2017 and 2016 there was no financial support agreement or other contractual commitment to associates and joint ventures entities from the holding or the subsidiaries that are not recognized in the financial statements (see Note 53.2).

As of December 31, 2018, 2017 and 2016 there was no contingent liability in connection with the investments in joint ventures and associates (see Note 53.2).

16.3  Impairment

As described in IAS 36, when there is indicator of impairment, the book value of the associates and joint venture entities should be compared with their recoverable amount, being the latter calculated as the higher between the value in use and the fair value minus the cost of sale. As of December 31, 2018, 2017 and 2016, there were no significant impairments recognized.

17.   Tangible assets

The breakdown and movement of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible Assets: Breakdown by Type of Assets and Changes in the year 2018. (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		5,490	234	6,628	12,352	228	492	13,072
Additions		445	78	404	927	11	-	938
Retirements		(98)	(17)	(492)	(607)	(149)	(1)	(757)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		64	(177)	(12)	(125)	(5)	-	(130)
Exchange difference and other		38	(48)	(214)	(224)	116	(105)	(213)
Balance at the end		5,939	70	6,314	12,323	201	386	12,910

Accrued depreciation
Balance at the beginning		1,076	-	4,380	5,456	13	77	5,546
Additions	45	120	-	469	589	5	-	594
Retirements		(36)	-	(403)	(439)	(8)	-	(447)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		(3)	-	-	(3)	-	-	(3)
Transfers		(31)	-	(22)	(53)	(2)	-	(55)
Exchange difference and other		12	-	(212)	(200)	3	(1)	(198)
Balance at the end		1,138	-	4,212	5,350	11	76	5,437

Impairment
Balance at the beginning		315	-	-	315	20	-	335
Additions	48	30	-	-	30	(25)	-	5
Retirements		-	-	-	-	(27)	-	(27)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(77)	-	-	(77)	(3)	-	(80)
Exchange difference and other		(51)	-	-	(51)	62	-	11
Balance at the end		217	-	-	217	27	-	244

Net tangible assets

Balance at the beginning		4,099	234	2,248	6,581	195	415	7,191
Balance at the end		4,584	70	2,102	6,756	163	310	7,229

Tangible Assets. Breakdown by Type of Assets and Changes in the year 2017 (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		6,176	240	7,059	13,473	1,163	958	15,594
Additions		49	128	397	574	1	201	776
Retirements		(42)	(29)	(264)	(335)	(90)	(93)	(518)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(552)	(552)
Transfers		(273)	(57)	(186)	(516)	(698)	-	(1,214)
Exchange difference and other		(420)	(48)	(378)	(844)	(148)	(22)	(1,014)
Balance at the end		5,490	234	6,628	12,352	228	492	13,072

Accrued depreciation
Balance at the beginning		1,116	-	4,461	5,577	63	216	5,856
Additions	45	127	-	553	680	13	-	693
Retirements		(26)	-	(235)	(261)	(7)	(21)	(289)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(134)	(134)
Transfers		(53)	-	(146)	(199)	(31)	-	(230)
Exchange difference and other		(88)	-	(253)	(341)	(25)	16	(350)
Balance at the end		1,076	-	4,380	5,456	13	77	5,546

Impairment
Balance at the beginning		379	-	-	379	409	10	798
Additions	48	5	-	-	5	37	-	42
Retirements		(2)	-	-	(2)	(10)	-	(12)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	(10)	(10)
Transfers		(58)	-	-	(58)	(276)	-	(334)
Exchange difference and other		(9)	-	-	(9)	(140)	-	(149)
Balance at the end		315	-	-	315	20	-	335

Net tangible assets

Balance at the beginning		4,681	240	2,598	7,519	691	732	8,941
Balance at the end		4,099	234	2,248	6,581	195	415	7,191

Tangible Assets. Breakdown by Type of Assets and Changes in the year 2016 (Millions of euros)
		For Own Use			Total tangible asset of Own Use	Investment Properties	Assets Leased out under an Operating Lease	Total
	Notes	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles

Cost
Balance at the beginning		5,858	545	7,628	14,029	2,391	668	17,088
Additions		30	320	563	913	62	337	1,312
Retirements		(85)	(29)	(468)	(582)	(117)	(97)	(796)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		(7)	-	(1)	(8)	(3)	-	(11)
Transfers		676	(544)	(386)	(254)	(986)	84	(1,156)
Exchange difference and other		(296)	(52)	(277)	(625)	(184)	(34)	(843)
Balance at the end		6,176	240	7,059	13,473	1,163	958	15,594

Accrued depreciation
Balance at the beginning		1,103	-	4,551	5,654	116	202	5,972
Additions	45	106	-	561	667	23	-	690
Retirements		(72)	-	(461)	(533)	(10)	(17)	(560)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(1)	-	(37)	(38)	(55)	55	(38)
Exchange difference and other		(20)	-	(153)	(173)	(11)	(24)	(208)
Balance at the end		1,116	-	4,461	5,577	63	216	5,856

Impairment
Balance at the beginning		354	-	-	354	808	10	1,172
Additions	48	48	-	5	53	90	-	143
Retirements		(2)	-	-	(2)	(9)	-	(11)
Acquisition of subsidiaries in the year		-	-	-	-	-	-	-
Disposal of entities in the year		-	-	-	-	-	-	-
Transfers		(1)	-	-	(1)	(380)	-	(381)
Exchange difference and other		(20)	-	(5)	(25)	(100)	-	(125)
Balance at the end		379	-	-	379	409	10	798

Net tangible assets

Balance at the beginning		4,401	545	3,077	8,021	1,467	456	9,944
Balance at the end		4,681	240	2,598	7,519	691	732	8,941

As of December 31, 2018, 2017 and 2016, the cost of fully amortized tangible assets that remained in use were €2,624, €2,660 and €2,313 million respectively while its recoverable residual value was not significant.

As of December 31, 2018, 2017 and 2016 the amount of tangible assets under financial lease schemes on which the purchase option is expected to be exercised was not material. The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

Branches by Geographical Location (Number of branches)
	2018	2017	2016
Spain	2,840	3,019	3,303
Mexico	1,836	1,840	1,836
South America	1,543	1,631	1,667
The United States	646	651	676
Turkey	1,066	1,095	1,131
Rest of Eurasia	32	35	47
Total	7,963	8,271	8,660

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign subsidiaries as of December 31, 2018, 2017 and 2016:

Tangible Assets by Spanish and Foreign Subsidiaries. Net Assets Values (Millions of euros)
	2018	2017	2016
BBVA and Spanish subsidiaries	2,705	2,574	3,692
Foreign subsidiaries	4,524	4,617	5,249
Total	7,229	7,191	8,941

18.   Intangible assets

18.1  Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGUs), is as follows:

Goodwill. Breakdown by CGU and Changes of the year (Millions of euros)
	The United States	Turkey	Mexico	Colombia	Chile	Other	Total

Balance as of December 31, 2015	5,328	727	602	176	62	20	6,915
Additions	-	-	-	-	-	8	8
Exchange difference	175	(101)	(79)	14	6	-	15
Impairment	-	-	-	-	-	-	-
Other	-	(1)	-	-	-	-	(1)
Balance as of December 31, 2016	5,503	624	523	191	68	28	6,937
Additions	-	-	24	-	-	-	24
Exchange difference	(666)	(115)	(44)	(22)	(3)	(1)	(851)
Impairment	-	-	-	-	-	(4)	(4)
Other	-	-	(10)	-	(33)	-	(43)
Balance as of December 31, 2017	4,837	509	493	168	32	23	6,062
Additions	-	-	-	-	-	-	-
Exchange difference	229	(127)	26	(7)	(3)	-	118
Impairment	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Balance as of December 31, 2018	5,066	382	519	161	29	23	6,180

In 2018, 2017 and 2016, there were no significant business combinations.

Impairment Test

As mentioned in Note 2.2.8 of the consolidated financial statements for the year 2018, the cash-generating units (CGUs) to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

Both the CGU’s fair values and the fair values assigned to its assets and liabilities had been based on the estimates and assumptions that the Group’s Management has deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result.

Three key assumptions are used when calculating the impairment test. These hypothesis are the ones to which the amount of the recoverable value is most sensitive:

•          The forecast cash flows estimated by the Group's management, and based on the latest available budgets for the next 5 years.

•          The constant sustainable growth rate for extrapolating cash flows, starting in the fifth year (2023), beyond the period covered by the budgets or forecasts.

•          The discount rate on future cash flows, which coincides with the cost of capital assigned to each CGU, and which consists of a risk-free rate plus a premium that reflects the inherent risk of each of the businesses evaluated.

The focus used by the Group's management to determine the values of the hypotheses is based both on its projections and past experience. These values are uniform and use external sources of information. At the same time, the valuations of the most significant goodwill have in general been reviewed by independent experts (not the Group's external auditors) who apply different valuation methods according to each type of asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

As of December 31, 2018, 2017 and 2016, no indicators of impairment have been identified in any of the main CGUs.

Goodwill - United States CGU

The Group’s most significant goodwill corresponds to the CGU in the United States, the main significant hypotheses used in the impairment test of this mentioned CGU are:

Impairment test hypotheses CGU Goodwill in the United States
	2018	2017	2016
Discount rate	10.5%	10.0%	10.0%
Sustainable growth rate	4.0%	4.0%	4.0%

Given the potential growth of the sector, in accordance with paragraph 33 of IAS 36, as of December 31, 2018, 2017 and 2016 the Group used a steady growth rate of 4.0% based on the real GDP growth rate of the United States and expected inflation. This 4.0% rate is less than the historical average of the past 30 years of the nominal GDP rate of the United States and lower than the real GDP growth forecasted by the IMF.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the sustainable growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions:

Sensitivity analysis for main hypotheses - USA (Millions of euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(1,009)	1,176
Sustainable growth rate	526	(451)

(*)  Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Another assumption used, and with a high impact on the impairment test, is the budgets of the CGU and specifically the effect that changes in interest rates have on cash flows.

Goodwill - Turkey CGU

The Group’s most significant goodwill corresponds to the CGU in the Turkey, the main significant hypotheses used in the impairment test of this mentioned CGU are:

Impairment test assumptions CGU Goodwill in Turkey
	2018	2017	2016
Discount rate	24.3%	18.0%	17.7%
Sustainable growth rate	7.0%	7.0%	7.0%

Given the potential growth of the sector, in accordance with paragraph 33 of IAS 36, as of December 31, 2018, 2017 and 2016 the Group used a steady growth rate of 7.0% based on the real GDP growth rate of Turkey and expected inflation.

The assumptions with a greater relative weight and whose volatility could affect more in determining the present value of the cash flows starting on the fifth year are the discount rate and the sustainable growth rate. Below is shown the increased (or decreased) amount of the recoverable amount as a result of a reasonable variation (in basis points) of each of the key assumptions:

Sensitivity analysis for main assumptions - Turkey (Millions of euros)
	Impact of an increase of 50 basis points (*)	Impact of a decrease of 50 basis points (*)
Discount rate	(149)	158
Sustainable growth rate	40	(37)

(*)  Based on historical changes, the use of 50 basis points to calculate the sensitivity analysis would be a reasonable variation with respect to the observed variations over the last five years.

Goodwill in business combinations

There were no significant business combinations during 2018, 2017 and 2016.

18.2  Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of euros)
	2018	2017	2016
Computer software acquisition expenses	1,605	1,682	1,877
Other intangible assets with an infinite useful life	11	12	12
Other intangible assets with a definite useful life	518	708	960
Total	2,134	2,402	2,849

The changes of this heading in December 31, 2018, 2017 and 2016, are as follows:

Other Intangible Assets (Millions of euros)
	Notes	2018	2017	2016
Balance at the beginning		2,402	2,849	3,137
Acquisition of subsidiaries in the year		-	-	-
Additions		552	564	645
Amortization in the year	45	(614)	(694)	(735)
Exchange differences and other		(123)	(305)	(196)
Impairment		(83)	(12)	(3)
Balance at the end		2,134	2,402	2,849

As of December 31, 2018, 2017and 2016, the cost of fully amortized intangible assets that remained in use were €1,604 million, €1,380 million and €1,501 million respectively, while their recoverable value was not significant.

19.   Tax assets and liabilities

19.1  Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

19.2  Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of December 31, 2018 are 2014 and subsequent years for the main taxes applicable.

The remainder of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In the year 2017 as a consequence of the tax authorities examination reviews, inspections were initiated through the year 2013 inclusive, and all such years closed with acceptance during the year 2017. Therefore, these inspections did not constitute any material amount to record in the Consolidated Annual accounts as their impact was provisioned.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that may be conducted by the tax authorities in the future may give rise to contingent tax liabilities which cannot be reasonably estimated at the present time. However, the Group considers that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

19.3  Reconciliation

The reconciliation of the Group’s corporate income tax expense resulting from the application of the Spanish corporation income tax rate and the income tax expense recognized in the accompanying consolidated income statements is as follows:

Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period (Millions of euros)
	2018		2017		2016
	Amount	Effective Tax %	Amount	Effective Tax %	Amount	Effective Tax %
Profit or (-) loss before tax	8,446		6,931		6,392
From continuing operations	8,446		6,931		6,392
From discontinued operations	-		-		-
Taxation at Spanish corporation tax rate 30%	2,534		2,079		1,918
Lower effective tax rate from foreign entities (*)	(234)		(307)		(298)
Mexico	(78)	28%	(100)	27%	(105)	26%
Chile	(18)	21%	(29)	21%	(27)	17%
Colombia	10	33%	(3)	29%	22	36%
Peru	(12)	28%	(16)	27%	(18)	26%
Turkey	(132)	20%	(182)	21%	(176)	21%
Others	(4)		23		6
Revenues with lower tax rate (dividends/capital gains)	(57)		(53)		(69)
Equity accounted earnings	3		(2)		(11)
Other effects	49		452		159
Current income tax	2,295		2,169		1,699
Of which:
Continuing operations	2,295		2,169		1,699
Discontinued operations	-		-		-

(*)  Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective income tax rate for the Group in the years ended December 31, 2018, 2017 and 2016 is as follows:

Effective Tax Rate (Millions of euros)
	2018	2017	2016
Income from:
Consolidated Tax Group	1,482	(678)	(483)
Other Spanish Entities	33	29	52
Foreign Entities	6,931	7,580	6,823
Total	8,446	6,931	6,392
Income tax and other taxes	2,295	2,169	1,699
Effective Tax Rate	27.17%	31.3%	26.6%

In the year 2018, the changes in the nominal tax rate on corporate income tax, in comparison with those existing in the previous year, in the main countries in which the Group has a presence, have been in United States (federal tax from 35% to 21%), Turkey (from 20% to 22%), Argentina (from 35% to 30%), Chile (from 25.5% to 27%) and Colombia (from 40% to 37%). In the year 2017, the changes in the nominal tax rate on corporate income tax, in comparison with those existing in the previous period, in the main countries in which the Group has a presence, have been in Chile (from 24.0% to 25.5%) and Peru (from 28.0% to 29.5%).

19.4  Income tax recognized in equity

In addition to the income tax expense recognized in the accompanying consolidated income statements, the Group has recognized the following income tax charges for these items in the consolidated total equity:

Tax recognized in total equity (Millions of euros)
	2018	2017	2016
Charges to total equity
Debt securities and others	(87)	(355)	(533)
Equity instruments	(56)	(74)	(2)
Subtotal	(143)	(429)	(535)
Total	(143)	(429)	(535)

19.5  Current and deferred taxes

The balance under the heading "Tax assets" in the accompanying consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of euros)
	2018	2017	2016
Tax assets
Current tax assets	2,784	2,163	1,853
Deferred tax assets	15,316	14,725	16,391
Pensions	405	395	1,190
Financial Instruments	1,401	1,453	1,371
Other assets (investments in subsidiaries)	302	357	662
Impairment losses	1,375	1,005	1,390
Other	990	870	1,236
Secured tax assets (*)	9,363	9,433	9,431
Tax losses	1,480	1,212	1,111
Total	18,100	16,888	18,245
Tax Liabilities
Current tax liabilities	1,230	1,114	1,276
Deferred tax liabilities	2,046	2,184	3,392
Financial Instruments	1,136	1,427	1,794
Charge for income tax and other taxes	910	757	1,598
Total	3,276	3,298	4,668

(*)  Law guaranteeing the deferred tax assets has been approved in Spain in 2013. In years 2016 and 2017 guaranteed deferred tax assets also existed in Portugal but in year 2018 they lost the guarantee due to the merge between BBVA Portugal S.A. and BBVA, S.A.

At the end of year 2018, a tax reform has taken place in Colombia, which is expected to hold a 37% tax rate for financial institutions in 2019 (prior to the reform, a 33% tax rate was planned).

The most significant variations of the deferred assets and liabilities in the years 2018, 2017 and 2016 derived from the followings causes:

Deferred tax assets and liabilities (Millions of euros)
	2018		2017		2016
	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities	Deferred Assets	Deferred Liabilities
Balance at the beginning	14,725	2,184	16,391	3,392	15,878	3,418
Pensions	10	-	(795)	-	168	-
Financials Instruments	(52)	(291)	82	(367)	(103)	(113)
Other assets	(55)	-	(305)	-	108	-
Impairment losses	370	-	(385)	-	44	-
Others	120	153	(366)	(841)	255	-
Guaranteed Tax assets	(70)	-	2	-	(105)	-
Tax Losses	268	-	101	-	146	-
Charge for income tax and other taxes	-	-	-	-	-	87
Balance at the end	15,316	2,046	14,725	2,184	16,391	3,392

With respect to the changes in assets and liabilities due to deferred tax contained in the above table, the following should be pointed out:

•          The decrease in guaranteed tax assets is motivated because those corresponding to Portugal are no longer considered as guaranteed.

•          The increase in tax losses is mainly due to the Corporate Income Tax (CIT) return 2017 that has generated differences with respect to the estimate of Corporate Tax reflected in the financial statements, on the other hand, the increase in tax losses is also due to the generation of negative tax bases and deductions during year 2018.

•          The evolution of the deferred tax assets and liabilities (without taking into consideration the guaranteed deferred tax asset and the tax losses) in net terms is a decrease of €531 million mainly due to the first implementation of IFRS9, the variations in the valuation of portfolio securities and to the operation of the corporate income tax in which differences between accounting and taxation produce movements in the deferred taxes.

On the deferred tax assets and liabilities contained in the table above, those included in section 19.4 above have been recognized against the entity's equity, and the rest against earnings for the year or reserves.

As of December 31, 2018, 2017 and 2016, the estimated amount of temporary differences associated with investments in subsidiaries, joint ventures and associates, which were not recognized deferred tax liabilities in the accompanying consolidated balance sheets, amounted to 443 million euros, 376 million euros and 874 million euros, respectively.

Of the deferred tax assets contained in the above table, the detail of the items and amounts guaranteed by the Spanish government, broken down by the items that originated those assets is as follows:

Secured tax assets (Millions of euros)
	2018	2017 (*)	2016 (*)
Pensions	1,874	1,897	1,901
Impairment losses	7,489	7,536	7,530
Total	9,363	9,433	9,431

(*)  In 2017 and 2016 guaranteed deferred tax assets also existed in Portugal but in 2018 they lost the guarantee.

As of December 31, 2018, non-guaranteed net deferred tax assets of the above table amounted to €3,907 million (€3,108 and €3,568 million as of December 31, 2017 and 2016 respectively), which broken down by major geographies is as follows:

•          Spain: Net deferred tax assets recognized in Spain totaled €2,653 million as of December 31, 2018 (€2,052 and €2,007 million as of December 31, 2017 and 2016, respectively). €1,462 million of the figure recorded in the year ended December 31, 2018 for net deferred tax assets related to tax credits and tax loss carry forwards and €1,191 million relate to temporary differences.

•          Mexico: Net deferred tax assets recognized in Mexico amounted to €826 million as of December 31, 2018 (€615 and €698 million as of December 31, 2017 and 2016, respectively). 99.97% of deferred tax assets as of December 31, 2018 relate to temporary differences. The remainders are tax credits carry forwards.

•          South America: Net deferred tax assets recognized in South America amounted to €383 thousand as of December 31, 2018 (€26 and €362 million as of December 31, 2017 and 2016, respectively). Practically all the deferred tax assets are related to temporary differences, only 1.03% are related to tax credits.

•          The United States: Net deferred tax assets recognized in The United States amounted to €164 million as of December 31, 2018 (€180 and €345 million as of December 31, 2017 and 2016, respectively). All the deferred tax assets relate to temporary differences.

•          Turkey: Net deferred tax assets recognized in Turkey amounted to €250 million as of December 31, 2018 (€224 and €135 million as of December 31, 2017 and 2016 respectively). As of December 31, 2018, all the deferred tax assets correspond to €15 million of tax credits related to tax losses carry forwards and deductions and €235 million relate to temporary differences.

Based on the information available as of December 31, 2018, including historical levels of benefits and projected results available to the Group for the coming years, it is considered that sufficient taxable income will be generated for the recovery of above mentioned unsecured deferred tax assets when they become deductible according to the tax laws.

On the other hand, the Group has not recognized certain deductible temporary differences, negative tax bases and deductions for which, in general, there is no legal period for offsetting, amounting to approximately € 2,236 million, which are mainly originated by Catalunya Banc.

20.   Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Other assets and liabilities: (Millions of euros)
	2018	2017	2016
ASSETS
Inventories	635	229	3,298
Real estate	633	226	3,268
Others	2	3	29
Transactions in progress	249	156	241
Accruals	702	768	723
Prepaid expenses	465	509	518
Other prepayments and accrued income	237	259	204
Other items	3,886	3,207	3,012
Total Other Assets	5,472	4,359	7,274
LIABILITIES
Transactions in progress	39	165	127
Accruals	2,558	2,490	2,721
Accrued expenses	2,119	1,997	2,125
Other accrued expenses and deferred income	439	493	596
Other items	1,704	1,894	2,131
Total Other Liabilities	4,301	4,550	4,979

"Inventories" includes the net book value of land and building purchases that the Group’s Real estate entities have available for sale or as part of their business. Balances under this heading include mainly real estate assets acquired by these entities from distressed customers (mostly in Spain), net of their corresponding losses. The roll-forward of our inventories from distressed customers is provided below:

Inventories from Distressed Customers (Millions of euros)
	2018	2017	2016
Gross value
Balance at the beginning	91	8,499	9,318
Business combinations and disposals	-	-	-
Acquisitions	-	533	336
Disposals	(20)	(2,288)	(1,214)
Others	-	(6,653)	59
Balance at the end	71	91	8,499
Accumulated impairment losses	(21)	(26)	(5,385)
Carrying amount	49	65	3,114

As of December 31, 2017, the majority of the balance of real estate assets acquired from distressed customers was reclassified to the heading "Non-current assets and disposable groups of items that have been classified as held for sale" (see Note 21) due to the agreement with Cerberus to transfer the Real Estate business in Spain (see Note 3).

The impairment included under the heading “Impairment or reversal of impairment of non- financial assets” of the accompanying consolidated financial statements were €51, €306 and €375 million in 2018, 2017 and 2016, respectively (see Note 48).

As indicated in Note 2.2.6, “Inventories” are valued at the lower amount between its fair value less costs to sell and its book value. As of December 31, 2018, practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis coincides with their fair value.

21.   Non-current assets and disposal groups held for sale

The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale Breakdown by items (Millions of euros)
	2018	2017	2016
Foreclosures and recoveries	2,211	6,207	4,225
Foreclosures (*)	2,135	6,047	4,057
Recoveries from financial leases	76	160	168
Other assets from tangible assets	433	447	1,181
Property, plant and equipment	276	447	378
Operating leases	-	-	803
Investment properties (*)	158	-	-
Business sale - Assets (**)	29	18,623	40
Accrued amortization (***)	(44)	(77)	(116)
Impairment losses	(628)	(1,348)	(1,727)
Total Non-current assets and disposal groups classified as held for sale	2,001	23,853	3,603

(*)   Corresponds mainly to the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

(**)  Corresponds mainly to the BBVA´s stake in BBVA Chile (see Note 3).

(***) Amortization accumulated until related asset reclassified as “non-current assets and disposal groups held for sale”.

The changes in the balances of “Non-current assets and disposal groups classified as held for sale” in 2018, 2017 and 2016 are as follows:

Non-current assets and disposal groups classified as held for sale Changes in the year 2018 (Millions of euros)
		Foreclosed Assets		From Own Use Assets (*)	Other assets (**)	Total
	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases
Cost (1)
Balance at the beginning		6,047	160	371	18,623	25,201
Additions		637	55	4	-	696
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(4,354)	(135)	(227)	(18,594)	(23,310)
Transfers, other movements and exchange differences		(195)	(4)	241	-	42
Balance at the end		2,135	76	389	29	2,629

Impairment (2)
Balance at the beginning		1,102	52	194	-	1,348
Additions	50	195	11	2	-	208
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(793)	(37)	(101)	-	(931)
Other movements and exchange differences		(22)	(4)	29	-	3
Balance at the end		482	22	124	-	628
Balance at the end of Net carrying value (1)-(2)		1,653	54	265	29	2,001

(*)   Net of amortization accumulated until assets were reclassified as non-current assets held for sale.

(**) The variation corresponds mainly to the BBVA’s stake in BBVA Chile and the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

Non-current assets and disposal groups classified as held for sale Changes in the year 2017 (Millions of euros)
		Foreclosed Assets		From Own Use Assets (*)	Other assets	Total
	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases
Cost (1)
Balance at the beginning		4,057	168	1,065	40	5,330
Additions		791	45	1	-	837
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(1,037)	(49)	(131)	-	(1,217)
Transfers, other movements and exchange differences		2,236	(4)	(564)	18,583	20,251
Balance at the end		6,047	160	371	18,623	25,201

Impairment (2)
Balance at the beginning		1,237	47	443	-	1,727
Additions	50	143	14	1	-	158
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(272)	(7)	(42)	-	(321)
Other movements and exchange differences		(6)	(2)	(208)	-	(216)
Balance at the end		1,102	52	194	-	1,348
Balance at the end of Net carrying value (1)-(2)		4,945	108	177	18,623	23,853

(*)   Net of amortization accumulated until assets were reclassified as non-current assets held for sale.

(**) The variation corresponds mainly to the BBVA’s stake in BBVA Chile and the agreement with Cerberus to transfer the "Real Estate" business in Spain (see Note 3).

Non-current assets and disposal groups classified as held for sale Changes in the year 2016 (Millions of euros)
		Foreclosed Assets		From Own Use Assets (*)	Other assets (**)	Total
	Notes	Foreclosed Assets through Auction Proceeding	Recovered Assets from Finance Leases
Cost (1)
Balance at the beginning		3,775	216	626	37	4,654
Additions		582	57	23	-	662
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(779)	(77)	(170)	3	(1,023)
Transfers, other movements and exchange differences		480	(28)	586	-	1,037
Balance at the end		4,057	168	1,065	40	5,330

Impairment (2)
Balance at the beginning		994	52	240	-	1,285
Additions	50	129	3	5	-	136
Contributions from merger transactions		-	-	-	-	-
Retirements (sales and other decreases)		(153)	(6)	(33)	-	(192)
Other movements and exchange differences		268	(2)	232	-	499
Balance at the end		1,237	47	443	-	1,727
Balance at the end of Net carrying value (1)-(2)		2,820	121	621	40	3,603

(*)   Net of amortization accumulated until assets were reclassified as non-current assets held for sale.

As indicated in Note 2.2.4, “Non-current assets and disposal groups held for sale” and “liabilities included in disposal groups classified as held for sale” are valued at the lower amount between its fair value less costs to sell and its book value. As of December 31, 2018, practically all of the carrying amount of the assets recorded at fair value on a non-recurring basis coincides with their fair value.

Assets from foreclosures or recoveries

As of December 31, 2018, 2017 and 2016, assets from foreclosures and recoveries, net of impairment losses, by nature of the asset, amounted to €1,072, €1,924 and €2,326 million in assets for residential use; €182, €491 and €574 million in assets for tertiary use (industrial, commercial or office) and €19, €29 and €41 million in assets for agricultural use, respectively.

In December 31, 2018, 2017 and 2016, the average sale time of assets from foreclosures or recoveries was between 2 and 3 years.

During the years 2018, 2017 and 2016, some of the sale transactions for these assets were financed by Group companies. The amount of loans to buyers of these assets in those years amounted to €82, €207 and €219 million, respectively; with an average financing of 50% of the sales price.

As of December 31, 2018, 2017 and 2016, the amount of the profits arising from the sale of Group companies financed assets - and therefore not recognized in the consolidated income statement - amounted to €1 in each financial year.

22.   Financial liabilities at amortized cost

22.1  Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Financial liabilities measured at amortized cost (Millions of euros)
	2018	2017	2016
Deposits	435,229	467,949	499,706
Deposits from Central Banks (*)	27,281	37,054	34,740
Deposits from Credit Institutions	31,978	54,516	63,501
Customer deposits	375,970	376,379	401,465
Debt certificates	61,112	63,915	76,375
Other financial liabilities	12,844	11,850	13,129
Total	509,185	543,713	589,210

(*)  As of December 31, 2018, balance relating to repurchase agreements in Central Banks is €375 million (see Note 35).

22.2  Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

Deposits from credit institutions (Millions of euros)
	Notes	2018	2017	2016
Term deposits		19,015	25,941	30,429
Demand deposits		8,370	3,731	4,651
Repurchase agreements	35	4,593	24,843	28,420
Total		31,978	54,516	63,501

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets is as follows:

Deposits from Credit Institutions. December 2018 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Term Deposits	Repurchase Agreements	Total
Spain	1,981	2,527	55	4,563
The United States	1,701	2,677	-	4,379
Mexico	280	286	-	566
Turkey	651	669	4	1,323
South America	442	1,892	-	2,335
Rest of Europe	3,108	6,903	4,534	14,545
Rest of the world	207	4,061	-	4,268
Total	8,370	19,015	4,593	31,978

Deposits from Credit Institutions. December 2017 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Term Deposits	Repurchase Agreements	Total
Spain	762	3,879	878	5,518
The United States	1,563	2,398	-	3,961
Mexico	282	330	1,817	2,429
Turkey	73	836	44	953
South America	448	2,538	13	2,999
Rest of Europe	526	12,592	21,732	34,849
Rest of the world	77	3,369	360	3,806
Total	3,731	25,941	24,843	54,516

Deposits from Credit Institutions. December 2016 (Millions of euros)
	Demand Deposits & Reciprocal Accounts	Term Deposits	Repurchase Agreements	Total
Spain	956	4,995	817	6,768
The United States	1,812	3,225	3	5,040
Mexico	306	426	2,931	3,663
Turkey	317	1,140	5	1,463
South America	275	3,294	465	4,035
Rest of Europe	896	13,751	23,691	38,338
Rest of the world	88	3,597	509	4,194
Total	4,651	30,429	28,420	63,501

22.3  Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

Customer deposits (Millions of euros)
	2018	2017	2016
General Governments	26,459	23,210	21,396
Current accounts	238,907	223,497	212,604
Time deposits	105,257	116,538	153,388
Repurchase agreements	1,207	9,076	13,514
Subordinated deposits	220	194	233
Other accounts	3,920	3,864	330
Total	375,970	376,379	401,465
Of which:
In Euros	184,934	184,150	189,438
In foreign currency	191,036	192,229	212,027

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument is as follows:

Customer Deposits. December 2018 (Millions of euros)
	Demand Deposits	Term Deposits	Repurchase Agreements	Total
Spain	138,236	28,165	3	166,403
The United States	41,222	21,317	-	62,539
Mexico	38,383	11,837	770	50,991
Turkey	10,856	22,564	7	33,427
South America	23,811	14,159	-	37,970
Rest of Europe	7,233	14,415	429	22,077
Rest of the world	831	1,731	-	2,563
Total	260,573	114,188	1,209	375,970

Customer Deposits. December 2017 (Millions of euros)
	Demand Deposits	Term Deposits	Repurchase Agreements	Total
Spain	123,382	39,513	2,664	165,559
The United States	36,728	21,436	-	58,164
Mexico	36,492	11,622	4,272	52,387
Turkey	12,427	24,237	152	36,815
South America	23,710	15,053	2	38,764
Rest of Europe	6,816	13,372	1,989	22,177
Rest of the world	1,028	1,484	-	2,511
Total	240,583	126,716	9,079	376,379

Customer Deposits. December 2016 (Millions of euros)
	Demand Deposits	Term Deposits	Repurchase Agreements	Total
Spain	102,730	56,391	1,901	161,022
The United States	26,997	23,023	263	50,282
Mexico	36,468	10,647	7,002	54,117
Turkey	47,340	14,971	-	62,311
South America	9,862	28,328	21	38,211
Rest of Europe	6,959	19,683	4,306	30,949
Rest of the world	1,190	3,382	-	4,572
Total	231,547	156,425	13,493	401,465

22.4  Debt certificates

The breakdown of the balance under this heading, by currency, is as follows:

Debt certificates (Millions of euros)
	2018	2017	2016
In Euros	37,436	38,735	45,619
Promissory bills and notes	267	1,309	875
Non-convertible bonds and debentures	9,638	9,418	8,766
Covered bonds (*)	15,809	16,425	24,845
Hybrid financial instruments	814	807	468
Securitization bonds	1,630	2,295	3,693
Wholesale funding	142	-	-
Subordinated liabilities	9,136	8,481	6,972
Convertible	5,490	4,500	4,070
Convertible perpetual securities	5,490	4,500	4,070
Convertible subordinated debt	-	-	-
Non-convertible	3,647	3,981	2,902
Preferred Stock	107	107	359
Other subordinated liabilities	3,540	3,875	2,543
In Foreign Currencies	23,676	25,180	30,759
Promissory bills and notes	3,237	3,157	382
Non-convertible bonds and debentures	9,335	11,109	15,134
Covered bonds (*)	569	650	149
Hybrid financial instruments	1,455	1,809	2,059
Securitization bonds	38	47	3,019
Wholesale funding	544	-	-
Subordinated liabilities	8,499	8,407	10,016
Convertible	873	2,085	1,548
Convertible perpetual securities	873	2,085	1,548
Convertible subordinated debt	-	-	-
Non-convertible	7,626	6,323	8,467
Preferred Stock	74	55	620
Other subordinated liabilities	7,552	6,268	7,846
Total	61,112	63,915	76,375

(*)  Including mortgage-covered bonds (see Appendix III).

As of December 31, 2018, 67% of “Debt certificates” have fixed-interest rates and 33% have variable interest rates.

Most of the foreign currency issues are denominated in U.S. dollars.

22.4.1 Subordinated liabilities

The issuances of BBVA International Preferred, S.A.U., BBVA Global Finance, Ltd., Caixa Terrassa Societat de Participacions Preferents, S.A.U. and CaixaSabadell Preferents, S.A.U., are jointly, severally and irrevocably guaranteed by the Bank. The balance variances are mainly due to the following transactions:

Convertible perpetual liabilities

On September 24, 2018, BBVA carried out the seventh issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €1,000 million. This issuance is listed in the AIAF Fixed Income Securities Market and in any case the issuance shall be offered or sold to any retail clients. The issuance qualifies as additional tier 1 capital of the Bank and the Group in accordance with Regulation EU 575/2013.

The additional five issuances of perpetual contingent convertible securities (additional tier 1 instruments) with exclusion of pre-emptive subscription rights of shareholders were carried out in February 2014 and February 2015 for an amount of €1.5 billion each one; in April 2016 for an amount of €1 billion; in May 2017 for an amount of €500 million and in November 2017 for an amount of USD1 billion. These issuances were targeted only at qualified investors and foreign private banking clients not being offered to, and not being subscribed for, in Spain or by Spanish residents. The first issuance is listed in the Singapore Exchange Securities Trading Limited and the other issuances are listed in the Global Exchange Market of the Irish Stock Exchange. Furthermore, these issuances qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation UE 575/2013.

These perpetual securities will be converted into newly issued ordinary shares of BBVA if the CET 1 ratio of the Bank or the Group is less than 5.125%, in accordance with their respective terms and conditions.

These issues may be fully redeemed at BBVA´s option only in the cases contemplated in their respective terms and conditions, and in any case, in accordance with the provisions of the applicable legislation.

In particular, on May 9, 2018, the Bank early redeemed the issuance of preferred securities contingently convertible (additional tier 1 instrument) carried out by the Bank on May 9, 2013, for an amount of USD1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator was obtained.

Additionally, on January 15, 2019, the Bank has notified its irrevocable decision to early redeem next February 19, 2019 the issuance of preferred securities contingently convertible (additional tier 1 instrument), carried out by the Bank on February 19, 2014, for a total amount of €1,5 billion and once the prior consent from the Regulator has been obtained.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Preferred Securities by Issuer (Millions of euros)
	2018	2017	2016
BBVA International Preferred, S.A.U. (1)	35	36	855
Unnim Group (2)	98	98	100
Compass Group	19	19	22
BBVA Colombia, S.A.	19	1	1
Others	9	9	1
Total	181	163	979

(1)  Listed on the London and New York stock exchanges.

(2)  Unnim Group: Issuances prior to the acquisition by BBVA.

These issues were fully subscribed at the moment of the issue by qualified/institutional investors outside the Group and are redeemable at the issuer company’s option after five years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

Redemption of preferred securities

On March 20, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series B preferred securities for an outstanding amount of €164,350,000.

Likewise, on March 22, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series A preferred securities for an outstanding amount of €85,550,000.

Finally, on April 18, 2017 BBVA International Preferred, S.A.U. carried out the early redemption in full of its Series C preferred securities for an outstanding amount of USD 600,000,000.

22.5   Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other financial liabilities (Millions of euros)
	Notes	2018	2017	2016
Creditors for other financial liabilities		2,891	2,835	3,465
Collection accounts		4,305	3,452	2,768
Creditors for other payables		5,648	5,563	6,370
Dividend payable but pending payment	4	-	-	525
Total		12,844	11,850	13,129

23.  Assets and liabilities under insurance and reinsurance contracts

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of savings products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by employers to cover their commitments to their employees.

The insurance business is affected by different risks, including those that are related to the BBVA Group such as credit risk, market risk, liquidity risk and operational risk and the methodology for risk measurement applied in the insurance activity is similar (see Note 7), although it has a differentiated management due to the particular characteristics of the insurance business, such as the coverage of contracted obligations and the long term of the commitments. Additionally, the insurance business generates certain specific risks, of a probabilistic nature:

•          Technical risk: arises from deviations in the estimation of the casualty rate of insurances, either in terms of numbers, the amount of such claims and the timing of its occurrence.

•          Biometric risk: depending on the deviations in the expected mortality behavior or the survival of the insured persons.

The insurance industry is highly regulated in each country. In this regard, it should be noted that the insurance industry is undergoing a gradual regulatory transformation through new risk-based capital regulations, which have already been published in several countries.

The most significant provisions recognized by consolidated insurance subsidiaries with respect to insurance policies issued by them are under the heading “Liabilities under insurance and reinsurance contracts” in the accompanying consolidated balance sheets.

The breakdown of the balance under this heading is as follows:

Technical Reserves by type of insurance product (Millions of euros)
	2018	2017	2016
Mathematical reserves	8,504	7,961	7,813
Individual life insurance (1)	6,201	5,359	4,791
Savings	5,180	4,391	3,943
Risk	1,021	967	848
Others	-	1	-
Group insurance (2)	2,303	2,601	3,022
Savings	2,210	2,455	2,801
Risk	93	147	221
Others	-	-	-
Provision for unpaid claims reported	662	631	691
Provisions for unexpired risks and other provisions	668	631	635
Total	9,834	9,223	9,139

(1)  Provides coverage in the event of death or disability.

(2)  The insurance policies purchased by employers (other than BBVA Group) on behalf of its employees.

The cash flows of those Liabilities under insurance and reinsurance contracts are shown below:

Maturity (Millions of euros) Liabilities under Insurance and Reinsurance Contracts
	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
2018	1,686	1,041	1,822	5,285	9,834
2017	1,560	1,119	1,502	5,042	9,223
2016	1,705	1,214	1,482	4,738	9,139

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the respective country’s insurance regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 85% of the insurance revenues), where the modeling methods and techniques are reviewed by the insurance regulator in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are compliant with IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions as of December 31, 2018, used in the calculation of the mathematical reserves for insurance products in Spain and Mexico, respectively:

Mathematical Reserves
	Mortality table		Average technical interest type
	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GRMF 80-2 GKM 80 / GKMF 95 PERMF 2000 PASEM	Tables of the Comisión Nacional de Seguros y Fianzas 2000-individual	0.26%-3.27%	2.50%
Group insurance(2)	PERMF 2000	Tables of the Comisión Nacional de Seguros y Fianzas 2000-grupo	Depending on the related portfolio	5.50%

(1)  Provides coverage in the case of one or more of the following events: death and disability.

(2)  Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees.

The heading “Assets under reinsurance and insurance contracts” in the accompanying consolidated balance sheets includes the amounts that the consolidated insurance entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance subsidiaries. As of December 31, 2018, 2017 and 2016, the balance under this heading amounted to €366 million, €421 million and €447 million, respectively.

24.   Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of euros)
	Notes	2018	2017	2016
Provisions for pensions and similar obligations	25	4,787	5,407	6,025
Other long term employee benefits	25	62	67	69
Provisions for taxes and other legal contingencies		686	756	418
Provisions for contingent risks and commitments		636	578	950
Other provisions		601	669	1,609
Total		6,772	7,477	9,071

The change in provisions for pensions and similar obligations for the years ended December 31, 2018, 2017 and 2016 is as follows:

Provisions for pensions and similar obligations. Changes Over the Year (Millions of euros)
	Notes	2018	2017	2016
Balance at the beginning		5,407	6,025	6,299
Add
Charges to income for the year		126	391	402
Interest expenses and similar charges		78	71	96
Personnel expenses	44.1	58	62	67
Provision expenses		(10)	258	239
Charges to equity (1)	25	41	140	339
Transfers and other changes		95	(264)	66
Less
Benefit payments	25	(779)	(861)	(926)
Employer contributions	25	(103)	(25)	(154)
Balance at the end		4,787	5,407	6,025

(1)  Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment pension commitments and other similar benefits recognized in “Equity” (see Note 2.2.12).

Provisions for Taxes, Legal Contingents and Other Provisions. Changes Over the Year (Millions of euros)
	2018	2017	2016
Balance at beginning	1,425	2,028	1,771
Additions	455	868	1,109
Acquisition of subsidiaries	-	-	-
Unused amounts reversed during the period	(184)	(164)	(311)
Amount used and other variations	(410)	(1,306)	(540)
Balance at the end	1,286	1,425	2,028

Ongoing legal proceedings and litigation

The financial sector faces an environment of increasing regulatory and litigious pressure. In this environment, the different Group’s entities are often parties to individual or collective legal proceedings arising from the ordinary activity of their businesses. In accordance with the procedural status of these proceedings and according to the criteria of the attorneys who manage them, BBVA considers that none of them is material, individually or in aggregate, and that no significant impact will derive from them neither in the results of operations nor on liquidity, nor in the financial position at a consolidated level of the Group, as at the level of the individual Bank. The Group Management considers that the provisions made in connection with these legal proceedings are adequate.

As mentioned in Note 7.2 Risk factors, the Group is subject or may be subject in the future to a series of legal and regulatory investigations, procedures and actions which, in case of a negative result, could have an adverse impact on the Group.

25.  Post-employment and other employee benefit commitments

As stated in Note 2.2.12, the Group has assumed commitments with employees including short-term employee benefits (see Note 44.1), defined contribution and defined benefit plans (see Glossary), healthcare and other long-term employee benefits.

The Group sponsors defined-contribution plans for the majority of its active employees with the plans in Spain and Mexico being the most significant. Most defined benefit plans are closed to new employees with liabilities relating largely to retired employees, the most significant being those in Spain, Mexico, the United States and Turkey. In Mexico, the Group provides medical benefits to a closed group of employees and their family members, both active service and in retirees.

The breakdown of the balance sheet net defined benefit liability as of December 31, 2018, 2017 and 2016 is provided below:

Net Defined Benefit Liability (asset) on the Consolidated Balance Sheet (Millions of euros)
	2018	2017	2016
Pension commitments	4,678	4,969	5,277
Early retirement commitments	1,793	2,210	2,559
Medical benefits commitments	1,114	1,204	1,015
Other long term employee benefits	62	67	69
Total commitments	7,647	8,451	8,920
Pension plan assets	1,694	1,892	1,909
Medical benefit plan assets	1,146	1,114	1,113
Total plan assets (1)	2,840	3,006	3,022

Total net liability / asset	4,807	5,445	5,898
Of which:
Net asset on the consolidated balance sheet (2)	(41)	(27)	(194)
Net liability on the consolidated balance sheet for provisions for pensions and similar obligations (3)	4,787	5,407	6,025
Net liability on the consolidated balance sheet for other long term employee benefits (4)	62	67	69

(1)  In Turkey, the foundation responsible for managing the benefit commitments holds an additional asset of 181€ million which, in accordance with IFRS regarding the asset ceiling, has not been recognized in the Consolidated Financial Statements, because although it could be used to reduce future pension contributions it could not be immediately refunded to the employer.

(2)  Recorded under the heading “Other Assets - Other” of the consolidated balance sheet (see Note 20).

(3)  Recorded under the heading “Provisions - Provisions for pensions and similar obligations” of the consolidated balance sheet (see Note 24).

(4)  Recorded under the heading “Provisions – Other long-term employee benefits” of the consolidated balance sheet.

The amounts relating to benefit commitments charged to consolidated income statement for the years 2018, 2017 and 2016 are as follows:

Consolidated Income Statement Impact (Millions of euros)
	Notes	2018	2017	2016
Interest and similar expenses		78	71	96
Interest expense		295	294	303
Interest income		(217)	(223)	(207)
Personnel expenses		147	149	154
Defined contribution plan expense	44.1	89	87	87
Defined benefit plan expense	44.1	58	62	67
Provisions (net)	46	125	343	332
Early retirement expense		141	227	236
Past service cost expense		(33)	3	(2)
Remeasurements (*)		(10)	31	3
Other provision expenses		28	82	95
Total impact on Consolidated Income Statement: Debit (Credit)		350	563	582

(*)  Actuarial losses (gains) on remeasurement of the net defined benefit liability relating to early retirements in Spain and other long-term employee benefits that are charged to the income statements (see Note 2.2.12).

The amounts relating to post-employment benefits charged to the consolidated balance sheet correspond to the actuarial gains (losses) on remeasurement of the net defined benefit liability relating to pension and medical commitments before income taxes. As of December 31, 2018, 2017 and 2016 are as follows:

Equity Impact (Millions of euros)
	2018	2017	2016
Defined benefit plans	81	(40)	237
Post-employment medical benefits	(47)	179	119
Total impact on equity: Debit (Credit)	34	140	356

25.1  Defined benefit plans

Defined benefit commitments relate mainly to employees who have already retired or taken early retirement, certain closed groups of active employees still accruing defined benefit pensions, and in-service death and disability benefits provided to most active employees. For the latter, the Group pays the required premiums to fully insure the related liability. The change in these pension commitments during the years ended December 31, 2018, 2017 and 2016 is presented below:

Defined Benefits (Millions of euros)
		2018			2017			2016
	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)	Defined Benefit Obligation	Plan Assets	Net Liability (asset)
Balance at the beginning	8,384	3,006	5,378	8,851	3,022	5,829	9,184	3,124	6,060
Current service cost	61	-	61	64	-	64	67	-	67
Interest income or expense	292	217	76	290	223	68	299	207	92
Contributions by plan participants	4	3	1	4	4	-	5	5	-
Employer contributions	-	103	(103)	-	25	(25)	-	154	(154)
Past service costs (1)	109	-	109	231	-	231	235	-	235
Remeasurements:	(263)	(286)	21	331	161	171	354	(5)	359
Return on plan assets (2)	-	(286)	286	-	161	(161)	-	(20)	20
From changes in demographic assumptions	14	-	14	100	-	100	107	-	107
From changes in financial assumptions	(274)	-	(274)	220	-	220	106	-	106
Other actuarial gain and losses	(3)	-	(5)	12	-	12	141	15	125
Benefit payments	(979)	(200)	(779)	(1,029)	(169)	(861)	(1,052)	(169)	(883)
Settlement payments	-	-	-	-	-	-	(43)	-	(43)
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	(31)	(9)	(22)	(278)	(258)	(19)	(282)	(293)	11
Conversions to defined contributions	-	-	-	(82)	-	(82)	-	-	-
Other effects	10	6	4	(1)	(1)	-	84	-	84
Balance at the end	7,585	2,840	4,745	8,384	3,006	5,378	8,851	3,022	5,829
Of which
Spain	4,807	260	4,547	5,442	320	5,122	6,157	358	5,799
Mexico	1,615	1,587	28	1,661	1,602	60	1,456	1,627	(171)
The United States	326	287	39	360	309	51	385	339	46
Turkey	422	339	83	520	424	96	447	348	99

(1)  Including gains and losses arising from settlements.

(2)  Excluding interest, which is recorded under "Interest income or expense".

The balance under the heading “Provisions - Pensions and other post-employment defined benefit obligations” of the accompanying consolidated balance sheet as of December 31, 2018 includes €332 million relating to post-employment benefit commitments to former members of the Board of Directors and the Bank’s Management (see Note 54).

The most significant commitments are those in Spain and Mexico and, to a lesser extent, in the United States and Turkey. The remaining commitments are located mostly in Portugal and South America. Unless otherwise required by local regulation, all defined benefit plans have been closed to new entrants, who instead are able to participate in the Group´s defined contribution plans.

Both the costs and the present value of the commitments are determined by independent qualified actuaries using the “projected unit credit” method.

In order to guarantee the good governance of these plans, the Group has established specific benefits committees. These benefit committees include members from the different areas of the business to ensure that all decisions are made taking into consideration all of the associated impacts.

The following table sets out the key actuarial assumptions used in the valuation of these commitments as of December 31, 2018, 2017 and 2016:

Actuarial Assumptions (Millions of euros)
		2018				2017				2016
	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey	Spain	Mexico	USA	Turkey
Discount rate	1.28%	10.45%	4.23%	16.30%	1.24%	9.48%	3.57%	11.60%	1.50%	9.95%	4.04%	11.50%
Rate of salary increase	-	4.75%	-	14.00%	-	4.75%	-	9.90%	1.50%	4.75%	3.00%	9.30%
Rate of pension increase	-	2.51%	-	12.50%	-	2.13%	-	8.40%	-	2.13%	-	7.80%
Medical cost trend rate	-	7.00%	-	16.70%	-	7.00%	-	12.60%	-	6.75%	-	10.92%
Mortality tables	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA09	RP 2014	CSO2001	PERM/F 2000P	EMSSA97 (adjustment EMSSA09)	RP 2014	CSO2001

In Spain, the discount rate shown as of December, 31, 2018, corresponds to the weighted average rate, the actual discount rates used are 0.50% and 1.75% depending on the type of commitment.

Discount rates used to value future benefit cash flows have been determined by reference to high quality corporate bonds (Note 2.2.12) denominated in Euro in the case of Spain, Mexican peso for Mexico and USD for the United States, and government bonds denominated in new Turkish Lira for Turkey.

The expected return on plan assets has been set in line with the adopted discount rate.

Assumed retirement ages have been set by reference to the earliest age at which employees are entitled to retire, the contractually agreed age in the case of early retirements in Spain or by using retirement rates.

Changes in the main actuarial assumptions may affect the valuation of the commitments. The table below shows the sensitivity of the benefit obligations to changes in the key assumptions:

Sensitivity Analysis (Millions of euros)
	Basis points change	2018		2017
		Increase	Decrease	Increase	Decrease
Discount rate	50	(298)	332	(352)	386
Rate of salary increase	50	3	(3)	5	(5)
Rate of pension increase	50	19	(18)	23	(22)
Medical cost trend rate	100	229	(181)	290	(225)
Change in obligation from each additional year of longevity	-	108	-	155	-

The sensitivities provided above have been determined at the date of these consolidated financial statements, and reflect solely the impact of changing one individual assumption at a time, keeping the rest of the assumptions unchanged, thereby excluding the effects which may result from combined assumption changes.

In addition to the commitments to employees shown above, the Group has other less material long-term employee benefits. These include long-service awards, which consist of either an established monetary award or some vacation days granted to certain groups of employees when they complete a given number of years of service. As of December 31, 2018, 2017 and 2016, the actuarial liabilities for the outstanding awards amounted to €62 million, €67 million, and €69 million, respectively. These commitments are recorded under the heading "Provisions - Other long-term employee benefits" of the accompanying consolidated balance sheet (see Note 24).

As described above, the Group maintains both pension and medical post-employment benefit commitments with their employees.

25.1.1 Post-employment commitments and similar obligations

These commitments relate mostly to pensions in payment, and which have been determined based on salary and years of service. For most plans, pension payments are due on retirement, death and long term disability.

In addition, during the year 2018, Group entities in Spain offered certain employees the option to take retirement or early retirement (that is, earlier than the age stipulated in the collective labor agreement in force). This offer was accepted by 489 employees (731 and 613 employees during years 2017 and 2016, respectively). These commitments include the compensation and indemnities due as well as the contributions payable to external pension funds during the early retirement period. As of December 31, 2018, 2017 and 2016, the value of these commitments amounted to €1,793 million, €2,210 million and €2,559 million, respectively. The change in the benefit plan obligations and plan assets as of December 31, 2018 was as follows:

Post-employment commitments 2018 (Millions of euros)
	Defined Benefit Obligation
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,442	470	360	520	387
Current service cost	4	5	-	21	4
Interest income or expense	64	44	13	47	9
Contributions by plan participants	-	-	-	3	1
Employer contributions	-	-	-	-	-
Past service costs (1)	148	(1)	-	2	2
Remeasurements:	(32)	18	(28)	(18)	3
Return on plan assets (2)	-	-	-	-	-
From changes in demographic assumptions	-	-	(1)	-	15
From changes in financial assumptions	-	(9)	(28)	(45)	(12)
Other actuarial gain and losses	(32)	27	1	29	-
Benefit payments	(824)	(48)	(35)	(21)	(18)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	25	17	(134)	(2)
Conversions to defined contributions	-	-	-	-	-
Other effects	5	(2)	(1)	-	17
Balance at the end	4,807	512	326	422	402
Of which:
Vested benefit obligation relating to current employees	111
Vested benefit obligation relating to retired employees	4,696

Post-employment commitments 2018 (Millions of euros)
	Plan Assets
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	320	488	309	424	351
Current service cost	-	-	-	-	-
Interest income or expense	5	46	11	39	7
Contributions by plan participants	-	-	-	3	1
Employer contributions	-	-	2	13	18
Past service costs (1)	-	-	-	-	-
Remeasurements:	(4)	(70)	(17)	(21)	(11)
Return on plan assets (2)	(4)	(70)	(17)	(21)	(11)
From changes in demographic assumptions	-	-	-	-	-
From changes in financial assumptions	-	-	-	-	-
Other actuarial gain and losses	-	-	-	-	-
Benefit payments	(61)	(47)	(33)	(10)	(15)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	26	15	(108)	(1)
Conversions to defined contributions	-	-	-	-	-
Other effects	-	(1)	-	-	17
Balance at the end	260	441	287	339	366

Post-employment commitments 2018 (Millions of euros)
	Net Liability (Asset)
	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,122	(18)	51	96	36
Current service cost	4	5	-	21	4
Interest income or expense	59	(2)	2	8	2
Contributions by plan participants	-	-	-	-	1
Employer contributions	-	-	(2)	(13)	(18)
Past service costs (1)	148	(1)	-	2	2
Remeasurements:	(28)	88	(11)	3	14
Return on plan assets (2)	4	70	17	21	11
From changes in demographic assumptions	-	-	(1)	-	15
From changes in financial assumptions	-	(9)	(28)	(45)	(12)
Other actuarial gain and losses	(32)	27	1	29	-
Benefit payments	(763)	-	(2)	(11)	(3)
Settlement payments	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-
Effect on changes in foreign exchange rates	-	(1)	2	(26)	(1)
Conversions to defined contributions	-	-	-	-	-
Other effects	5	-	(1)	-	-
Balance at the end	4,547	71	39	83	35

(1)  Including gains and losses arising from settlements.

(2)  Excluding interest, which is recorded under "Interest income or expense".

The change in net liabilities (assets) during the years ended 2017 and 2016 was as follows:

Post-employment commitments (Millions of euros)
	2017: Net liability (asset)					2016: Net liability (asset)
	Spain	Mexico	USA	Turkey	Rest of the world	Spain	Mexico	USA	Turkey	Rest of the world
Balance at the beginning	5,799	(59)	46	99	43	6,109	(79)	35	97	24
Current service cost	4	5	3	21	5	10	6	4	22	5
Interest income or expense	73	(6)	1	9	2	98	(7)	1	8	2
Contributions by plan participants	-	-	-	-	-	-	-	-	-	-
Employer contributions	-	(1)	-	(16)	(8)	-	(14)	(1)	(17)	(9)
Past service costs (1)	235	1	-	4	3	240	1	-	4	(4)
Remeasurements:	(67)	38	9	12	(1)	188	23	10	8	11
Return on plan assets (2)	(21)	(10)	(11)	(101)	2	(35)	23	3	(23)	(8)
From changes in demographic assumptions	-	22	(2)	-	(3)	-	2	(5)	-	(1)
From changes in financial assumptions	(33)	18	22	81	4	192	(22)	13	(23)	37
Other actuarial gain and losses	(13)	7	-	32	(4)	31	19	(1)	54	(17)
Benefit payments	(842)	(1)	(2)	(11)	(3)	(867)	-	(3)	(9)	(2)
Settlement payments	-	-	-	-	-	(43)	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	-	5	(5)	(21)	(5)	-	10	2	(15)	(4)
Conversions to defined contributions	(82)	-	-	-	-	-	-	-	-	-
Other effects	2	-	(1)	-	(1)	63	-	(3)	-	20
Balance at the end	5,122	(18)	51	96	36	5,799	(59)	46	99	42

(1)  Includes gains and losses from settlements.

(2)  Excludes interest which is reflected in the line item “Interest income and expenses”.

In Spain, local regulation requires that pension and death benefit commitments must be funded, either through a qualified pension plan or an insurance contract.

In the Spanish entities these commitments are covered by insurance contracts which meet the requirements of the accounting standard regarding the non-recoverability of contributions. However, a significant number of the insurance contracts are with BBVA Seguros, S.A. – a consolidated subsidiary and related party – and consequently these policies cannot be considered plan assets under IAS 19. For this reason, the liabilities insured under these policies are fully recognized under the heading "Provisions – Pensions and other postemployment defined benefit obligations" of the accompanying consolidated balance sheet (see Note 24), while the related assets held by the insurance company are included within the Group´s consolidated assets (recorded according to the classification of the corresponding financial instruments). As of December 31, 2018 the value of these separate assets was €2,543 million, representing direct rights of the insured employees held in the consolidated balance sheet, hence these benefits are effectively fully funded.

On the other hand, some pension commitments have been funded through insurance contracts with insurance companies not related to the Group, and can therefore be considered qualifying insurance policies and plan assets under IAS 19. In this case the accompanying consolidated balance sheet reflects the value of the obligations net of the fair value of the qualifying insurance policies. As of December 31, 2018, 2017 and 2016, the fair value of the aforementioned insurance policies (€260, €320 million and €358 million, respectively) exactly match the value of the corresponding obligations and therefore no amount for this item has been recorded in the accompanying consolidated balance sheet.

Pensions benefits are paid by the insurance companies with whom BBVA has insurance contracts and to whom all insurance premiums have been paid. The premiums are determined by the insurance companies using “cash flow matching” techniques to ensure that benefits can be met when due, guaranteeing both the actuarial and interest rate risk.

In Mexico, there is a defined benefit plan for employees hired prior to 2001. Other employees participate in a defined contribution plan. External funds/trusts have been constituted locally to meet benefit payments as required by local regulation.

In the United States there are mainly two defined benefit plans, both closed to new employees, who instead are able to join a defined contribution plan. External funds/trusts have been constituted locally to fund the plans, as required by local regulation.

In 2008, the Turkish government passed a law to unify the different existing pension systems under a single umbrella Social Security system. Such system provides for the transfer of the various previously established funds.

The financial sector is in this stage at present, maintaining these pension commitments managed by external pension funds (foundations) established for that purpose.

The Foundation that maintains the assets and liabilities relating to employees of Garanti in Turkey, as per the local regulatory requirements, has recorded an obligation amounting to €241 million as of December 31, 2018 pending future transfer to the Social Security system.

Furthermore, Garanti has set up a defined benefit pension plan for employees, additional to the social security benefits, reflected in the consolidated balance sheet.

Until the year 2016, the Bank also had commitments to pay indemnities to certain employees and members of the Group’s Senior Management in the event that they cease to hold their positions for reasons other than their own will, retirement, disability or serious dereliction of duties. The amount will be calculated according to the salary and professional conditions of each employee, taking into consideration fixed elements of the remuneration and the length of office at the Bank. Under no circumstances indemnities will be paid in cases of disciplinary dismissal for misconduct upon decision of the employer on grounds of the employee's serious dereliction of duties.

25.1.2 Medical benefit commitments

The change in defined benefit obligations and plan assets during the years 2018, 2017 and 2016 was as follows:

Medical Benefits Commitments
	2018			2017			2016
	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)	Defined Benefit Obligation	Plan assets	Net liability (asset)
Balance at the beginning	1,204	1,114	91	1,015	1,113	(98)	1,022	1,149	(127)
Current service cost	27	-	27	26	-	26	24	-	24
Interest income or expense	116	109	8	101	112	(11)	86	97	(11)
Contributions by plan participants	-	-	-	-	-	-	-	-	-
Employer contributions	-	71	(71)	-	-	-	-	114	(114)
Past service costs (1)	(42)	-	(42)	(11)	-	(11)	(5)	-	(5)
Remeasurements:	(210)	(164)	(47)	200	21	179	59	(60)	119
Return on plan assets (2)	-	(164)	164	-	21	(21)	-	(60)	60
From changes in demographic assumptions	-	-	-	83	-	83	110	-	110
From changes in financial assumptions	(182)	-	(182)	128	-	128	(91)	-	(91)
Other actuarial gain and losses	(28)	-	(28)	(10)	-	(10)	39	-	39
Benefit payments	(34)	(33)	(1)	(35)	(33)	(2)	(33)	(30)	(2)
Settlement payments	-	-	-	-	-	-	-	-	-
Business combinations and disposals	-	-	-	-	-	-	-	-	-
Effect on changes in foreign exchange rates	62	59	3	(92)	(100)	8	(138)	(156)	18
Other effects	(9)	(9)	-	-	-	-	-	-	-
Balance at the end	1,114	1,146	(32)	1,204	1,114	91	1,015	1,113	(98)

(1)  Including gains and losses arising from settlements.

(2)  Excluding interest, which is recorded under "Interest income or expense".

In Mexico, there is a medical benefit plan for employees hired prior to 2007. New employees from 2007 are covered by a medical insurance policy. An external trust has been constituted locally to fund the plan, in accordance with local legislation and Group policy.

In Turkey, employees are currently provided with medical benefits through a foundation in collaboration with the Social Security system, although local legislation prescribes the future unification of this and similar systems into the general Social Security system itself.

The valuation of these benefits and their accounting treatment follow the same methodology as that employed in the valuation of pension commitments.

25.1.3 Estimated benefit payments

As of December 31, 2018, the estimated benefit payments over the next ten years for all the entities in Spain, Mexico, The United States and Turkey are as follows:

Estimated Benefit Payments (Millions of euros)
	2019	2020	2021	2022	2023	2024-2028
Commitments in Spain	684	611	518	419	333	965
Commitments in Mexico	91	92	99	106	112	680
Commitments in United States	16	17	17	18	19	103
Commitments in Turkey	24	14	18	20	25	231
Total	815	734	652	563	489	1,979

25.1.4 Plan assets

The majority of the Group´s defined benefit plans are funded by plan assets held in external funds/trusts legally separate from the Group sponsoring entity. However, in accordance with local regulation, some commitments are not externally funded and covered through internally held provisions, principally those relating to early retirements in Spain.

Plan assets are those assets which will be used to directly settle the assumed commitments and which meet the following conditions: they are not part of the Group sponsoring entities assets, they are available only to pay post-employment benefits and they cannot be returned to the Group sponsoring entity.

To manage the assets associated with defined benefit plans, BBVA Group has established investment policies designed according to criteria of prudence and minimizing the financial risks associated with plan assets.

The investment policy consists of investing in a low risk and diversified portfolio of assets with maturities consistent with the term of the benefit obligation and which, together with contributions made to the plan, will be sufficient to meet benefit payments when due, thus mitigating the plans‘ risks.

In those countries where plan assets are held in pension funds or trusts, the investment policy is developed consistently with local regulation. When selecting specific assets, current market conditions, the risk profile of the assets and their future market outlook are all taken into consideration. In all the cases, the selection of assets takes into consideration the term of the benefit obligations as well as short-term liquidity requirements.

The risks associated with these commitments are those which give rise to a deficit in the plan assets. A deficit could arise from factors such as a fall in the market value of plan assets, an increase in long-term interest rates leading to a decrease in the fair value of fixed income securities, or a deterioration of the economy resulting in more write-downs and credit rating downgrades.

The table below shows the allocation of plan assets of the main companies of the BBVA Group as of December 31, 2018:

Plan Assets Breakdown (Millions of euros)
2018
Cash or cash equivalents	26
Debt securities (Government bonds)	2,080
Property	-
Mutual funds	2
Insurance contracts	132
Other investments	-
Total	2,241
Of which:
Bank account in BBVA	3
Debt securities issued by BBVA	-
Property occupied by BBVA	-

In addition to the above there are plan assets relating to the previously mentioned insurance contracts in Spain and the foundation in Turkey.

The following table provides details of investments in listed securities (Level 1) as of December 31, 2018:

Investments in listed markets
2018
Cash or cash equivalents	26
Debt securities (Government bonds)	2,080
Mutual funds	2
Total	2,109
Of which:
Bank account in BBVA	3
Debt securities issued by BBVA	-
Property occupied by BBVA	-

The remainders of the assets are mainly invested in Level 2 assets in in accordance with the classification established under IFRS 13 (mainly insurance contracts). As of December 31, 2018, almost all of the assets related to employee’s commitments corresponded to fixed income securities.

25.2  Defined contribution plans

Certain Group entities sponsor defined contribution plans. Some of these plans allow employees to make contributions which are then matched by the employer.

Contributions are recognized as and when they are accrued, with a charge to the consolidated income statement in the corresponding year. No liability is therefore recognized in the accompanying consolidated balance sheet (see Note 44.1).

26.   Common stock

As of December 31, 2018 BBVA’s common stock amounted to €3,267,264,424.20 divided into 6,667,886,580  fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entries. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s common stock.

The Bank’s shares are traded on the stock markets of Madrid, Barcelona, Bilbao and Valencia through the Sistema de Interconexión Bursátil Español (Mercado Continuo), as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange.

Additionally, as of December 31, 2018, the shares of BBVA Banco Continental, S.A.; Banco Provincial, S.A.; BBVA Colombia, S.A.; BBVA Banco Francés, S.A. and Turkiye Garanti Bankasi A.S., were listed on their respective local stock markets. BBVA Banco Francés, S.A. was also quoted in the Latin American market (Latibex) of the Madrid Stock Exchange and the New York Stock Exchange.

As of December 31, 2018, State Street Bank and Trust Co., Chase Nominees Ltd and The Bank of New York Mellon SA NV in their capacity as international custodian/depositary banks, held 10.69%, 6.33%, and 2.31% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On February 4, 2019, Blackrock, Inc. reported to the SEC that, as of December 31, 2018, it beneficially owned 6.6% of BBVA’s common stock.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Paid up Capital” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase
	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2015	6,366,680,118	3,120
Dividend option - April 2016	113,677,807	56
Dividend option - October 2016	86,257,317	42
As of December 31, 2016	6,566,615,242	3,218
Dividend option . April 2017	101,271,338	50
As of December 31, 2017	6,667,886,580	3,267
As of December 31, 2018	6,667,886,580	3,267

“Dividend Option” Program in 2017:

The AGM of BBVA held on March 17, 2017 adopted, under agenda item three, a capital increase to be charged to voluntary reserves to implement the shareholder remuneration system called the “Dividend Option” this year in similar conditions to those agreed in 2014, 2015 and 2016, conferring on the Board of Directors, in accordance with article 297.1.a) of the Spanish Companies Act, the authority to set the date on which the capital increase should be carried out, within one year of the date of approval of the AGM resolution.

By virtue of such resolution, the Board of Directors of BBVA resolved, on March 29, 2017, to execute the capital increase to be charged to voluntary reserves, in accordance with the terms and conditions approved by the AGM mentioned above. As a result, BBVA’s share capital was increased by an amount of 49,622,955.62 euros through the issuance of 101,271,338 newly-issued BBVA ordinary shares at 0.49 euros par value each (see Note 4).

“Dividend Option” Program in 2016:

The AGM held on March 11, 2016, under agenda item three, adopted four capital increase resolutions to be charged to voluntary reserves to once again implement the shareholder remuneration program called the “Dividend Option” (see Note 4), conferring on the Board of Directors, in accordance with article 297.1 a) of the Spanish Companies Act, the authority to set the date on which said capital increases should be carried out, within one year of the date of approval of the AGM resolution, including the power not to implement any of the resolutions, when deemed advisable.

On March 31, 2016, the Board of Directors of BBVA approved the execution of the first of the capital increases charged to voluntary reserves, in accordance with the terms and conditions agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €55,702,125.43 through the issuance of 113,677,807 ordinary shares at €0.49 par values each.

On September 28, 2016, BBVA’s Board of Directors approved the execution of the second of the capital increases charged to voluntary reserves in accordance with the terms and conditions agreed by the aforementioned AGM. As a result of this increase, the Bank’s capital increased by €42,266,085.33 through the issuance of 86,257,317 ordinary shares at €0.49 par value each.

Convertible and/or exchangeable securities:

The AGM held on March 17, 2017, resolved, under agenda item five, to confer authority to the Board of Directors to issue securities convertible into newly issued BBVA shares, on one or several occasions, within the maximum term of five years to be counted from the approval date of the authorization, up to a maximum overall amount of €8 billion or its equivalent in any other currency. Likewise, the AGM resolved to confer to the Board of Directors the authority to totally or partially exclude shareholders’ pre-emptive subscription rights within the framework of a specific issue of convertible securities, although this power was limited to ensure the nominal amount of the capital increases resolved or effectively carried out to cover the conversion of mandatory convertible issuances of this authority (without prejudice to anti-dilution adjustments), with exclusion of pre-emptive subscription rights and of those likewise resolved or carried out with exclusion of pre-emptive subscription rights in use of the authority to increase the share capital conferred by the AGM held on March 17, 2017, under agenda item four, do not exceed the maximum nominal amount, overall, of 20% of the share capital of BBVA at the time of the authorization, this limit not being applicable to contingent convertible issues.

In use of the authority mentioned above, BBVA carried out, on May 24, 2017 the fifth issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of €500 million. This issuance is listed in the Global Exchange Market of the Irish Stock Exchange and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents. The issuance qualifies as additional tier 1 capital of the Bank and the Group in accordance with Regulation EU 575/2013 (see Note 22.4).

Likewise, in use of such authority, BBVA carried out, on November 14, 2017 the sixth issuance of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders, for a total nominal amount of $1,000 million. This issuance is listed in the Global Exchange Market of the Irish Stock Exchange and was targeted only at qualified investors, not being offered to, and not being subscribed for, in Spain or by Spanish residents. The qualification of this issuance as additional tier 1 capital has been requested (see Note 22.4).

In past years, BBVA has carried out, in use of the authority to issue convertible securities conferred by the AGM held on March 16, 2012 (in effect until March 16, 2017), four additional issuances of perpetual contingent convertible securities (additional tier 1 instrument), with exclusion of pre-emptive subscription rights of shareholders (in April 2013 for an amount of $1.5 billion, in February 2014 and February 2015 for an amount of €1.5 billion each one, and in April 2016 for an amount of €1 billion). These issuances were targeted only at qualified investors and foreign private banking clients not being offered to, and not being subscribed for, in Spain or by Spanish residents. The first two issuances are listed in the Singapore Exchange Securities Trading Limited and the last two issuances are listed in the Global Exchange Market of the Irish Stock Exchange. Furthermore, these four issuances qualify as additional tier 1 capital of the Bank and the Group in accordance with Regulation UE 575/2013 (see Note 22.4).

Convertible and/or exchangeable securities:

BBVA’s AGM held on March 17, 2017 resolved, under agenda item four, to confer authority on the Board of Directors to increase Bank’s share capital, on one or several occasions, subject to provisions in the law and in the Company Bylaws that may be applicable at any time, within the legal term of five years of the approval date of the authorization, up to the maximum amount corresponding to 50% of Bank’s share capital at the time on which the resolution was adopted, likewise conferring authority to the Board of Directors to totally or partially exclude shareholders’ pre-emptive subscription rights over any specific issue that may be made under such authority; although the power to exclude pre-emptive subscription rights was limited, such that the nominal amount of the capital increases resolved or effectively carried out with the exclusion of pre-emptive subscription rights in use of the referred authority and those that may be resolved or carried out to cover the conversion of mandatory convertible issues that may equally be made with the exclusion of pre-emptive subscription rights in use of the authority to issue convertible securities conferred by the AGM held on March 17, 2017, under agenda item five (without prejudice to the anti-dilution adjustments) shall not exceed the nominal maximum overall amount of 20% of the share capital of BBVA at the time of the authorization.

As of the date of this document, the Bank’s Board of Directors has not exercised the authority conferred by the AGM.

27.   Share premium

As of December 31, 2018, 2017 and 2016, the balance under this heading in the accompanying consolidated balance sheets was €23,992 million.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use (see Note 26).

28.   Retained earnings, revaluation reserves and other reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheet is as follows:

Retained earnings, revaluation reserves and other reserves. Breakdown by concepts (Millions of euros)
	2018	2017	2016
Legal reserve	653	644	624
Restricted reserve	133	159	201
Reserves for regularizations and balance revaluations	3	12	20
Voluntary reserves	8,010	8,643	8,521
Total reserves holding company	8,799	9,458	9,366
Consolidation reserves attributed to the Bank and dependent consolidated companies.	14,164	14,132	12,439
Total	22,963	23,590	21,805

The impact of the first application of IFRS 9 and the change in accounting policies due to hyperinflation is recorded in the heading "Consolidation reserves attributed to the Bank and dependent consolidated companies" of the previous table (see Notes 1.3, 2.4 and 2.2.20).

28.1  Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. The transfer must be made until the legal reserve reaches 20% of the common stock.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

28.2  Restricted reserves

As of December 31, 2018, 2017 and 2016, the Bank’s restricted reserves are as follows:

Restricted Reserves (Millions of euros)
	2018	2017	2016
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares and loans for those shares	44	69	111
Restricted reserve for redenomination of capital in euros	2	2	2
Total	133	159	201

The restricted reserve for retired capital resulted from the reduction of the nominal par value of the BBVA shares made in April 2000.

The second heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Parent Company shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Parent Company common stock in euros.

28.3  Retained earnings, revaluation reserves and other reserves by entity

The breakdown, by company or corporate group, under the headings “Retained earnings, revaluation reserves and other reserves” in the accompanying consolidated balance sheets is as follows:

Retained earnings, Revaluation reserves and Other reserves (Millions of euros)
	2018	2017	2016
Retained earnings and Revaluation reserves
Holding Company	14,643	15,625	14,101
BBVA Bancomer Group	10,014	9,442	9,108
BBVA Seguros, S.A.	(127)	(215)	(62)
Corporacion General Financiera, S.A.	1,084	1,202	1,187
BBVA Banco Provincial Group	(124)	(113)	(92)
BBVA Chile Group	552	951	1,264
BBVA Paraguay	119	108	98
Compañía de Cartera e Inversiones, S.A.	108	(20)	(27)
Anida Grupo Inmobiliario, S.L.	363	515	528
BBVA Suiza, S.A.	(53)	(57)	(1)
BBVA Continental Group	756	681	611
BBVA Luxinvest, S.A.	(48)	25	16
BBVA Colombia Group	998	926	803
BBVA Banco Francés Group	103	999	827
Banco Industrial De Bilbao, S.A.	-	25	61
Uno-E Bank, S.A	-	-	-
Gran Jorge Juan, S.A.	(33)	(47)	(30)
BBVA Portugal Group	(66)	(436)	(477)
Participaciones Arenal, S.L.	(4)	(183)	(180)
BBVA Propiedad S.A.	-	(503)	(431)
Anida Operaciones Singulares, S.L.	(5,317)	(4,881)	(4,127)
Grupo BBVA USA Bancshares	(586)	(794)	(1,053)
Garanti Turkiye Bankasi Group	1,415	751	127
Unnim Real Estate	(587)	(576)	(477)
Bilbao Vizcaya Holding, S.A.	49	145	139
Pecri Inversión S.L.	(74)	(73)	(75)
Other	(164)	127	25
Subtotal	23,021	23,624	21,864
Other reserves or accumulated losses of investments in joint ventures and associates	-	-	-
Metrovacesa, S.A.	-	-	-
Metrovacesa Suelo, S.A.	(61)	(53)	(52)
Other	2	18	(7)
Subtotal	(59)	(35)	(59)
Total	22,963	23,590	21,805

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

29.   Treasury shares

In the years ended December 31, 2018, 2017 and 2016 the Group entities performed the following transactions with shares issued by the Bank:

Treasury Shares (Millions of euros)
	2018		2017		2016
	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	13,339,582	96	7,230,787	48	38,917,665	309
+ Purchases	279,903,844	1,683	238,065,297	1,674	379,850,939	2,004
- Sales and other changes	(245,985,735)	(1,505)	(231,956,502)	(1,622)	(411,537,817)	(2,263)
+/- Derivatives on BBVA shares	-	-	-	(4)	-	(1)
+/- Other changes	-	23	-	-	-	-
Balance at the end	47,257,691	296	13,339,582	96	7,230,787	48
Of which:	-	-	-	-	-	-
Held by BBVA, S.A.	-	-	-	-	2,789,894	22
Held by Corporación General Financiera, S.A.	47,257,691	296	13,339,582	96	4,440,893	26
Held by other subsidiaries	-	-	-	-	-	-
Average purchase price in Euros	6.11	-	7.03	-	5.27	-
Average selling price in Euros	6.25	-	6.99	-	5.50	-
Net gain or losses on transactions (Shareholders' funds-Reserves)		(24)		1		(30)

The percentages of treasury shares held by the Group in the years ended December 31, 2018, 2017 and 2016 are as follows:

Treasury Stock
	2018			2017			2016
	Min	Max	Closing	Min	Max	Closing	Min	Max	Closing
% treasury stock	0.200%	0.850%	0.709%	0.004%	0.278%	0.200%	0.081%	0.756%	0.110%

The number of BBVA shares accepted by the Group in pledge of loans as of December 31, 2018, 2017 and 2016 is as follows:

Shares of BBVA Accepted in Pledge
	2018	2017	2016
Number of shares in pledge	61,632,832	64,633,003	90,731,198
Nominal value	0.49	0.49	0.49
% of share capital	0.92%	0.97%	1.38%

The number of BBVA shares owned by third parties but under management of a company within the Group as of December 31, 2018, 2017 and 2016 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group
	2018	2017	2016
Number of shares owned by third parties	25,306,229	34,597,310	85,766,602
Nominal value	0.49	0.49	0.49
% of share capital	0.38%	0.52%	1.31%

30.   Accumulated other comprehensive income (loss)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Accumulated other comprehensive income (Millions of euros)
	Notes	2018	2017(*)	2016(*)
Items that will not be reclassified to profit or loss		(1,284)	(1,183)	(1,095)
Actuarial gains or losses on defined benefit pension plans		(1,245)	(1,183)	(1,095)
Non-current assets and disposal groups classified as held for sale		-	-	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-	-
Fair value changes of equity instruments measured at fair value through other comprehensive income	13.4	(155)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedged item)		-
Fair value changes of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		116
Items that may be reclassified to profit or loss		(5,932)	(5,755)	(2,527)
Hedge of net investments in foreign operations (effective portion)		(218)	1	(118)
Foreign currency translation		(6,643)	(7,297)	(3,349)
Hedging derivatives. Cash flow hedges (effective portion)		(6)	(34)	16
Financial assets available for sale	13.4		1,641	947
Fair value changes of debt instruments measured at fair value through other comprehensive income	13.4	943
Hedging instruments (non-designated items)		-	-	-
Non-current assets and disposal groups classified as held for sale		1	(26)	-
Share of other recognized income and expense of investments in subsidiaries, joint ventures and associates		(9)	(40)	(31)
Total		(7,215)	(6,939)	(3,622)

(*)  See Note 1.3.

The balances recognized under these headings are presented net of tax.

31.   Minority interest

The breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interest)” of total equity in the accompanying consolidated balance sheets is as follows:

Non-Controlling Interests (Millions of euros)
	2018	2017	2016
BBVA Colombia Group	67	65	67
BBVA Chile Group (*)	-	399	377
BBVA Banco Continental Group	1,167	1,059	1,059
BBVA Banco Provincial Group	67	78	97
BBVA Banco Francés Group	352	420	243
Garanti Group	4,058	4,903	6,157
Other entities	53	55	64
Total	5,764	6,979	8,064

(*)  See Note 3.

These amounts are broken down by groups of consolidated entities under the heading “Attributable to minority interests (non-controlling interest)” in the accompanying consolidated income statements:

Profit attributable to Non-Controlling Interests (Millions of euros)
	2018	2017	2016
BBVA Colombia Group	9	7	9
BBVA Chile Group (*)	26	51	40
BBVA Banco Continental Group	227	208	193
BBVA Banco Provincial Group	(5)	(2)	(2)
BBVA Banco Francés Group	(18)	93	55
Garanti Group	585	883	917
Other entities	4	4	8
Total	827	1,244	1,218

(*)  See Note 3.

Dividends distributed to non-controlling interest of the Group during the year 2018 are: Garanti Group €233 million, BBVA Banco Continental Group €108 million, BBVA Chile Group €14 million, BBVA Banco Francés Group €13 million and other Spanish entities accounted for €10 million.

32.   Capital base and capital management

32.1  Capital base

As of December 31, 2018, 2017 and 2016, equity is calculated in accordance to the applicable regulation of each period on minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated group– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by the current regulation are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said regulation and the internal corporate governance obligations.

At the date of preparation of these consolidated financial statements, BBVA has not received an official communication of the ECB about the results of the SREP process which had been carried out during the financial year 2018 and which will include requirements regarding the capital ratio (both at individual and consolidated level) applicable to BBVA and its Group as from the date indicated in that communication. As soon as this communication will be available, BBVA will disclose it to the markets by means of public relevant events.

Taking into account fully application of capital buffers since January 1, 2019 and considering last capital requirement communicated from ECB, BBVA has to maintain since January 1, 2019  i) a CET1 ratio of 9.26% at consolidated level and ii) a total capital ratio of 12.76% at consolidated level. This total consolidated capital ratio includes i) the minimum common equity tier 1 capital (CET1) requirement under Pillar 1 (4.5%); ii) the additional tier 1 capital (AT1) requirement under Pillar 1 (1.5%); iii) the tier 2 capital requirement under Pillar 1 (2%); iv) the CET1 capital requirement under Pillar 2 (1.5%); v) the capital conservation buffer (2.5% of CET1); vi) the Other Systemic Important Institution buffer (OSII) (0.75% of CET1); and vii) the countercyclical capital buffer (0.01% of CET1).

The Group’s bank capital in accordance with the aforementioned applicable regulation, considering entities scope required by the above regulation, as of December 31, 2018, 2017 and 2016 is shown below:

Eligible capital resources (Millions of euros)
	Notes	December 2018 (*)	December 2017	December 2016
Capital	26	3,267	3,267	3,218
Share premium	27	23,992	23,992	23,992
Retained earnings, revaluation reserves and other reserves	28	22,963	23,590	21,805
Other equity instruments, net	28	50	54	54
Treasury shares	29	(296)	(96)	(48)
Attributable to the parent company	6	5,324	3,519	3,475
Attributable dividend	4	(975)	(1,043)	(1,510)
Total equity		54,325	53,283	50,985
Accumulated other comprehensive income	30	(7,215)	(6,939)	(3,622)
Non-controlling interest	31	5,764	6,979	8,064
Shareholders' equity		52,874	53,323	55,428
Intangible assets		(8,199)	(6,627)	(5,675)
Fin. treasury shares		(27)	(48)	(82)
Indirect treasury shares		(108)	(134)	(51)
Deductions		(8,334)	(6,809)	(5,808)
Temporary CET 1 adjustments		-	(273)	(129)
Capital gains from the Available-for-sale debt instruments portfolio		-	(256)	(402)
Capital gains from the Available-for-sale equity portfolio		-	(17)	273
Differences from solvency and accounting level		(176)	(189)	(120)
Equity not eligible at solvency level		(176)	(462)	(249)
Other adjustments and deductions		(4,053)	3,711	(2,001)
Common Equity Tier 1 (CET 1)		40,311	42,341	47,370
Additional Tier 1 before Regulatory Adjustments		5,634	6,296	6,114
Total Regulatory Adjustments of Additional Tier 1		-	(1,657)	(3,401)
Tier 1		45,945	46,980	50,083
Tier 2		8,754	8,798	8,810
Total Minimum equity required		41,607	40,370	37,923

(*)  Provisional data.

Capital Base
	2018 (*)	2017	2016
Tier 1 (millions of euros) (a)	45,945	46,980	50,083
Exposure (millions of euros) (b)	705,406	700,443	747,216
Leverage ratio (a)/(b) (percentage)	6.51%	6.71%	6.70%

(*)  Provisional data.

As of December 31, 2018 Common Equity Tier 1 (CET1) phased-in ratio stood at 11.6% (in terms of fully loaded, CET1 stood at 11.3%). Excluding the effect of the phased-in calendar in minority interest and deductions that goes from 80% in 2017 to 100% in 2018, and including the positive impact of the sale of the stake in BBVA Chile (+50 bps), the CETI phased-in ratio has increased by +48 bps. This increase is mainly explained by the generation of profit, net of dividend payments and remunerations of AT1 instruments and dividends received by the Bank, and the stability in the level of risk weighted assets (RWA).

This CET1 phased-in ratio includes the impact of the initial implementation of IFRS9. In this context, the European Commission and Parliament have established temporary arrangements that are voluntary for the institutions, adapting the impact of IFRS9 on capital ratios. BBVA has informed the supervisory board its adherence to these arrangements.

In addition, transfer of the real estate business of BBVA in Spain to Cerberus has no material impact on the ratios (see Note 3).

TIER1 phased-in ratio stood at 13.2% as of December 31, 2018. During the year the Group has computed two new issuances of contingent convertible bonds (CoCos) as TIER1 instruments for US$1,000 million and €1,000 million, respectively. In addition, the Group has no longer includes a US$1,500 million issuance which was early redeemed in May 2018 and announced in January 2019 its intention to exercise the early redemption of an issuance of €1,500 million. The net effect on TIER1 phased-in ratio was -15 bps.

Regarding TIER2 ratio, in the third quarter the Group has received authorization from the supervisor to include a subordinated issuance of US$300 million and no longer includes BBVA Chile subordinated instruments. As result of the above mentioned effects, the total capital phased-in ratio stood at 15.7%.

In addition, the Group has continued its program to meet the MREL requirements by carrying two public senior non-preferred instruments by a total amount of €2.5 billion. In terms of MREL (which stands for Minimum Requirement for own funds and Eligible Liabilities), BBVA has to reach, by January 1, 2020, an amount of own funds and eligible liabilities equal to 15.08% of the total liabilities and own funds of its resolution group (BBVA, S.A. and its subsidiaries from the same European resolution group) as of December 31, 2016. This MREL requirement would be equal to 28.04% in terms of risk-weighted assets of the resolution group as of December 31, 2016. The Group believes that it is currently in line with this requirement.

Risk-weighted assets (RWA) have decreased during the year, largely due to the sale of BBVA Chile and the depreciation of currencies against euro. The Group has performed three securitizations during the year: a traditional one in June of an automobile loan portfolio of consumer finance amounting to €800 million, and two synthetic ones in March and December, on which the European Investment Fund (EIF, a subsidiary of the European Investment Bank) provided a financial guarantee. These three securitizations have produced a positive impact on capital of €971 million via RWA release. Additionally, during the first half of the year, BBVA has received an authorization from the ECB to update the calculation of RWA on structural FX risk under the standard model.

A reconciliation of the consolidated accounting and regulatory perimeters as of December 31st 2018 is presented below (provisional data):

Public balance sheet headings (Millions of euros)
	Public balance sheet	Insurance companies and real estate companies (1)	Jointly-controlled entities and other adjustments (2)	Regulatory balance sheet
Cash, cash balances at central banks and other demand deposits	58,196	(3)	103	58,296
Financial assets held for trading	90,117	1,277	-	91,394
Non- trading financial assets mandatorily at fair value through profit or loss	5,135	(2,768)	-	2,367
Financial assets designated at fair value through profit or loss	1,313	(1,313)	-	-
Financial assets designated at fair value through other comprehensive income	56,337	(14,318)	-	42,019
Financial assets at amortized cost	419,660	(6,279)	593	413,974
Hedging derivatives	2,892	(87)	-	2,805
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(21)	-	-	(21)
Investments in entities accounted for using the equity method	1,578	2,587	(80)	4,085
Non- current assets and disposal groups held for sale	2,001	(2)	2	2,001
Other	39,481	715	3	40,199
Total assets	676,689	(20,191)	621	657,119

(1)  Correspond to balances of entities fully consolidated in the public balance sheet but consolidated by the equity method in the regulatory balance sheet.

(2)  Correspond to intragroup adjustments and other consolidation adjustments.

32.2  Capital management

Capital management in the BBVA Group has a twofold aim:

•          Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

•          Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out determining the capital base and the solvency ratios established by the prudential and minimum capital requirements also have to be met for the entities subject to prudential supervision in each country.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios (see Note 7).

33.   Commitments and guarantees given

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

Loan commitments, financial guarantees and other commitments (Millions of euros)
	Notes	2018	2017	2016
Loan commitments given	7.3.2	118,959	94,268	107,254
of which: defaulted		247	537	411
Central banks		-	1	1
General governments		2,318	2,198	4,354
Credit institutions		9,635	946	1,209
Other financial corporations		5,664	3,795	4,155
Non-financial corporations		58,405	58,133	71,710
Households		42,936	29,195	25,824
Financial guarantees given (*)	7.3.2	16,454	16,545	18,267
of which: defaulted		332	278	278
Central banks		2	-	-
General governments		159	248	103
Credit institutions		1,274	1,158	1,553
Other financial corporations		730	3,105	722
Non-financial corporations		13,970	11,518	15,354
Households		319	516	534
Other commitments and guarantees given	7.3.2	35,098	45,738	42,592
of which: defaulted		408	461	402
Central banks		1	7	12
General governments		248	227	372
Credit institutions		5,875	15,330	9,880
Other financial corporations		2,990	3,820	4,892
Non-financial corporations		25,723	25,992	27,297
Households		261	362	138
Total Loan commitments and financial guarantees		170,511	156,551	168,113

(*)  Non performing financial guarantees given amounted to €740, €739 and €680 million, respectively, as of December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

As of December 31, 2018, the provisions for loan commitments given, financial guarantees given and other commitments and guarantees given, recorded in the consolidated balance sheet amounted €338 million, €252 million and €45 million, respectively.

Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In the years 2018, 2017 and 2016, no issuance of debt securities carried out by associates of the BBVA Group, joint venture entities or non-Group entities have been guaranteed.

34.   Other contingent assets and liabilities

As of December 31, 2018, 2017 and 2016 there were no material contingent assets or liabilities other than those disclosed in the accompanying notes to the consolidated financial statements.

35. Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of December 31, 2018, 2017 and 2016 is as follows:

Purchase and Sale Commitments (Millions of euros)
	Notes	2018	2017	2016
Financial instruments sold with repurchase commitments		42,993	40,077	46,562
Financial liabilities held for trading	10	36,815	-	-
Central Banks		10,511	-	-
Credit Institutions		14,839	-	-
General governments		11,466	-	-
Financial liabilities at amortized cost	22	6,178	40,077	46,562
Central Banks		375	6,155	4,649
Credit Institutions		4,593	24,843	28,421
Customer deposits		1,209	9,079	13,491
Financial instruments purchased with resale commitments		28,034	26,368	22,921
Financial assets held for trading	10	27,262	-	-
Central Banks		2,163	-	-
Credit Institutions		13,305	-	-
General governments		11,794	-	-
Financial assets at amortized cost	14	772	26,368	22,921
Central Banks		-	305	81
Credit Institutions		478	13,861	15,561
General governments		294	12,202	7,279

A breakdown of the maturity of other payment obligations, not included in previous notes, due after December 31, 2018 is provided below:

Maturity of Future Payment Obligations (Millions of euros)
	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Finance leases	-	-	-	-	-
Operating leases	251	253	554	1,879	2,937
Purchase commitments	28	-	-	-	28
Technology and systems projects	7	-	-	-	7
Other projects	20	-	-	-	20
Total	279	253	554	1,879	2,965

36.   Transactions on behalf of third parties

As of December 31, 2018, 2017 and 2016 the details of the most transactions on behalf of third parties are as follows:

Transactions on Behalf of Third Parties (Millions of euros)
	2018	2017	2016
Financial instruments entrusted to BBVA by third parties	628,417	624,822	637,761
Conditional bills and other securities received for collection	13,484	14,775	16,054
Securities lending	4,866	5,485	3,968
Total	646,768	645,081	657,783

As of December 31, 2018, 2017 and 2016 the customer funds managed by the BBVA Group are as follows:

Customer Funds by Type (Millions of euros)
	2018	2017	2016
Asset management by type of customer (*):
Collective investment	61,393	60,939	55,037
Pension funds	33,807	33,985	33,418
Customer portfolios managed	29,953	36,901	40,805
Of which:
Portfolios managed on a discretionary basis	23,657	19,628	18,165
Other resources	2,949	3,081	2,831
Customer resources distributed but not managed by type of product:
Collective investment	3,468	3,407	3,695
Insurance products	32	35	39
Other	-	-	-
Total	131,603	138,347	135,824

(*)  Excludes balances from securitization funds.

37.   Net interest income

37.1  Interest income and other income

The breakdown of the interest income and other income recognized in the accompanying consolidated income statement is as follows:

Interest income and other income. Breakdown by Origin (Millions of euros)
	Notes	2018	2017	2016
Central Banks		482	406	229
Loans and advances to credit institutions		458	410	217
Loans and advances to customers		22,831	22,699	21,608
Debt securities		4,395	3,809	4,128
Held for trading		1,552	1,263	1,014
Other portfolios		2,843	2,546	3,114
Adjustments of income as a result of hedging transactions		(201)	427	(385)
Cash flow hedges (effective portion)		(3)	15	12
Fair value hedges		(198)	412	(397)
Insurance activity		1,142	1,058	1,219
Other income		722	487	692
Total	55.2	29,831	29,296	27,708
Of which:
Financial assets at fair value through other comprehensive income		2,306	1,962	-
Financial assets at amortized cost		24,668	23,803	24,578
Other		2,856	3,531	3,130

The amounts recognized in consolidated equity in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during the years are given in the accompanying “Consolidated statements of recognized income and expenses”.

37.2  Interest expense

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest Expenses. Breakdown by Origin (Millions of euros)
	2018	2017	2016
Central banks	80	123	192
Deposits from credit institutions	2,023	1,880	1,367
Customers deposits	6,523	5,814	5,766
Debt certificates	1,936	1,930	2,323
Adjustments of expenses as a result of hedging transactions	(323)	665	(574)
Cash flow hedges (effective portion)	46	38	42
Fair value hedges	(368)	627	(616)
Cost attributable to pension funds	119	125	96
Insurance activity	607	682	846
Other expenses	1,274	316	634
Total	12,239	11,537	10,648

37.3  Average return on investments and average borrowing cost

The detail of the average return on investments in the years ended December 31, 2018, 2017 and 2016 is as follows:

Assets (Millions of euros)
		2018			2017			2016
	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)	Average Balances	Interest income	Average Interest Rates (%)
Cash and balances with central banks and other demand deposits	42,730	135	0.32	33,917	83	0.25	26,209	10	0.04
Securities portfolio and derivatives	179,672	5,707	3.18	177,164	4,724	2.67	202,388	5,072	2.51
Loans and advances to central banks	5,518	258	4.67	10,945	258	2.36	15,326	229	1.50
Loans and advances to credit institutions	25,634	657	2.56	26,420	485	1.83	28,078	218	0.78
Loans and advances to customers	378,996	22,804	6.02	407,153	23,261	5.71	410,895	21,853	5.32
Euros	181,668	3,381	1.86	196,893	3,449	1.75	201,967	3,750	1.86
Foreign currency	197,328	19,423	9.84	210,261	19,812	9.42	208,928	18,104	8.67
Other assets	46,343	270	0.58	48,872	485	0.99	52,748	325	0.62
Total	678,893	29,831	4.39	704,471	29,296	4.16	735,645	27,708	3.77

The average borrowing cost in the years ended December 31, 2018, 2017 and 2016 is as follows:

Liabilities (Millions of euros)
		2018			2017			2016
	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)	Average Balances	Interest expenses	Average Interest Rates (%)
Deposits from central banks and credit institutions	65,044	2,192	3.37	90,619	2,212	2.44	101,975	1,866	1.83
Customer deposits	370,078	6,559	1.77	392,057	7,007	1.79	398,851	5,944	1.49
Euros	178,370	337	0.19	186,261	461	0.25	195,310	766	0.39
Foreign currency	191,709	6,222	3.25	205,796	6,546	3.18	203,541	5,178	2.54
Debt certificates	75,927	1,753	2.31	84,221	1,631	1.94	89,876	1,738	1.93
Other liabilities	115,638	1,735	1.50	82,699	687	0.83	89,328	1,101	1.23
Equity	52,206	-	-	54,874	-	-	55,616	-	-
Total	678,893	12,239	1.80	704,471	11,537	1.64	735,645	10,648	1.45

The change in the balance under the headings “Interest income and other income” and “Interest expense” in the accompanying consolidated income statements is the result of exchange rate effect, changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

Interest Income and Expenses : Change in the Balance (Millions of euros)
	2018 / 2017			2017 / 2016
	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks and other demand deposits	22	30	51	3	71	74
Securities portfolio and derivatives	67	916	983	(632)	285	(347)
Loans and advances to Central Banks	(128)	128	-	(66)	94	29
Loans and advances to credit institutions	(14)	187	172	(13)	279	266
Loans and advances to customers	(1,609)	1,152	(456)	(199)	1,606	1,408
Euros	(267)	199	(68)	(94)	(206)	(301)
Foreign currencies	(1,219)	830	(389)	115	1,593	1,708
Other assets	(25)	(190)	(215)	(24)	184	160
Interest income	-	-	535	-	-	1,588
Deposits from central banks and credit institutions	(624)	604	(20)	(208)	554	346
Customer deposits	(393)	(55)	(448)	(101)	1,164	1,063
Euros	(20)	(104)	(124)	(35)	(269)	(305)
Foreign currencies	(448)	124	(324)	57	1,311	1,368
Debt securities issued	(161)	282	122	(109)	3	(106)
Other liabilities	274	774	1,048	(82)	(332)	(414)
Interest expenses	-	-	702	-	-	889
Net Interest Income	-	-	(167)	-	-	699

(1)  The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.

(2)  The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

38.   Dividend income

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 39), as can be seen in the breakdown below:

Dividend Income (Millions of euros)
	2018	2017	2016
Dividends from:
Financial assets held for trading and financial assets at fair value through profit or loss	19	145	161
Financial assets at fair value through other comprehensive income	138	188	307
Total	157	334	467

39.  Share of profit or loss of entities accounted for using the equity method

Net income from “Investments in Entities Accounted for Using the Equity Method” resulted in a negative impact of €7 million as of December 31, 2018, compared with the positive impact of €4  and €25 million recorded as of December 31, 2017 and 2016, respectively.

40.   Fee and commission income and expense

The breakdown of the balance under these heading in the accompanying consolidated income statements is as follows:

Fee and Commission Income (Millions of euros)
	2018	2017	2016
Bills receivables	39	46	52
Demand accounts	451	507	469
Credit and debit cards	2,900	2,834	2,679
Checks	194	212	207
Transfers and other payment orders	605	601	578
Insurance product commissions	171	192	178
Commitment fees	223	231	237
Contingent risks	390	396	406
Asset Management	1,023	923	839
Securities fees	325	385	335
Custody securities	122	122	122
Other fees and commissions	689	700	701
Total	7,132	7,150	6,804

The breakdown of fee and commission expense under these heading in the accompanying consolidated income statements is as follows:

Fee and Commission Expense (Millions of euros)
	2018	2017	2016
Credit and debit cards	1,502	1,458	1,334
Transfers and other payment orders	96	102	102
Commissions for selling insurance	48	60	63
Other fees and commissions	607	610	587
Total	2,253	2,229	2,086

41.  Gains (losses) on financial assets and liabilities, net and Exchange differences

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statement is as follows:

Gains (losses) on financial assets and liabilities and exchange differences: Breakdown by Heading of the Consolidated Income Statements (Millions of euros)
	2018	2017	2016
Gains or losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	216	985	1,375
Financial assets at amortized cost	51	133	95
Other financial assets and liabilities	164	852	1,281
Gains or losses on financial assets and liabilities held for trading, net	707	218	248
Reclassification of financial assets from fair value through other comprehensive income	-
Reclassification of financial assets from amortized cost	-
Other gains or (-) losses	707
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	96
Reclassification of financial assets from fair value through other comprehensive income	-
Reclassification of financial assets from amortized cost	-
Other gains or (-) losses	96
Gains or losses on financial assets and liabilities designated at fair value through profit or loss, net	143	(56)	114
Gains or losses from hedge accounting, net	72	(209)	(76)
Subtotal Gains or (losses) on financial assets and liabilities	1,234	938	1,661
Exchange Differences	(9)	1,030	472
Total	1,223	1,968	2,133

The breakdown of the balance (excluding exchange rate differences) under this heading in the accompanying income statements by the nature of financial instruments is as follows:

Gains (losses) on financial assets and liabilities: Breakdown by nature of the Financial Instrument (Millions of euros)
	2018	2017	2016
Debt instruments	354	545	906
Equity instruments	(253)	845	459
Loans and advances to customers	(172)	97	65
Trading derivatives and hedge accounting	927	(470)	109
Customer deposits	240	(96)	87
Other	137	18	35
Total	1,233	938	1,661

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

Derivatives - Hedge accounting (Millions of euros)
	2018	2017	2016
Derivatives
Interest rate agreements	90	165	431
Securities agreements	294	(139)	86
Commodity agreements	(2)	99	(29)
Credit derivative agreements	(109)	(564)	(118)
Foreign-exchange agreements	606	315	186
Other agreements	(24)	(137)	(371)
Subtotal	856	(261)	185
Hedging Derivatives Ineffectiveness
Fair value hedges	87	(177)	(76)
Hedging derivative	(150)	(236)	(330)
Hedged item	237	59	254
Cash flow hedges	(15)	(32)	-
Subtotal	72	(209)	(76)
Total	927	(470)	109

In addition, in the years ended December 31, 2018, 2017 and 2016, under the heading “Gains or losses on financial assets and liabilities held for trading, net” of the consolidated income statement, net amounts of negative €113 million, positive €235 million and positive €151 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

42.   Other operating income and expense

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

Other operating income (Millions of euros)
	2018	2017	2016
Gains from sales of non-financial services	458	1,109	882
Of which: Real estate	283	884	588
Other	491	330	390
Of which: net profit from building leases	21	61	76
Total	949	1,439	1,272

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements is as follows:

Other operating expense (Millions of euros)
	2018	2017	2016
Change in inventories	292	886	617
Of Which: Real estate	248	816	511
Other	1,808	1,337	1,511
Total	2,101	2,223	2,128

43. Income and expense from insurance and reinsurance contracts

The detail of the headings “Income and expense from insurance and reinsurance contracts” in the accompanying consolidated income statements is as follows:

Other operating income and expense on insurance and reinsurance contracts (Millions of euros)
	2018	2017	2016
Income on insurance and reinsurance contracts	2,949	3,342	3,652
Expenses on insurance and reinsurance contracts	(1,894)	(2,272)	(2,545)
Total	1,055	1,069	1,107

The table below shows the contribution of each insurance product to the Group´s income for the years ended December 31, 2018, 2017 and 2016:

Income by type of insurance product (Millions of euros)
	2018	2017	2016
Life insurance	682	604	634
Individual	486	346	268
Savings	56	38	30
Risk	430	308	238
Group insurance	196	258	366
Savings	39	(4)	8
Risk	157	263	357
Non-Life insurance	373	464	474
Home insurance	110	118	131
Other non-life insurance products	263	346	342
Total	1,055	1,069	1,107

44.   Administration costs

44.1  Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Personnel Expenses (Millions of euros)
	Notes	2018	2017	2016
Wages and salaries		4,786	5,163	5,267
Social security costs		722	761	784
Defined contribution plan expense	25	89	87	87
Defined benefit plan expense	25	58	62	67
Other personnel expenses		465	497	516
Total		6,120	6,571	6,722

The breakdown of the average number of employees in the BBVA Group in the year ended December 31, 2018, 2017 and 2016 by professional categories and geographical areas is as follows:

Average Number of Employees
	2018	2017	2016
Spanish banks
Management Team	1,047	1,026	1,044
Other line personnel	21,840	22,180	23,211
Clerical staff	2,818	3,060	3,730
Branches abroad	589	603	718
Subtotal	26,294	26,869	28,703
Companies abroad
Mexico	31,655	30,664	30,378
United States	9,786	9,532	9,710
Turkey	22,322	23,154	23,900
Venezuela	3,631	4,379	5,097
Argentina	6,074	6,173	6,041
Colombia	5,185	5,374	5,714
Peru	5,879	5,571	5,455
Other	3,767	5,501	5,037
Subtotal	88,299	90,348	91,332
Pension fund managers	395	362	335
Other non-banking companies	14,349	14,925	16,307
Total	129,336	132,504	136,677
Of which:
Men	59,547	60,730	62,738
Women	69,790	71,774	73,939
Of which:
BBVA, S.A.	26,294	26,869	25,979

The breakdown of the number of employees in the BBVA Group as of December 31, 2018, 2017 and 2016 by category and gender is as follows:

Number of Employees at the period end. Professional Category and Gender
	2018		2017		2016
	Male	Female	Male	Female	Male	Female
Management Team	1,197	339	1,244	342	1,331	350
Other line personnel	37,461	38,918	38,670	39,191	38,514	39,213
Clerical staff	19,315	28,397	20,639	31,770	22,066	33,318
Total	57,973	67,654	60,553	71,303	61,911	72,881

44.1.1 Share-based employee remuneration

The amounts recognized under the heading “Administration costs - Personnel expenses - Other personnel expenses” in the consolidated income statements for the year ended December 31, 2018, 2017 and 2016, corresponding  to the remuneration plans based on equity instruments in each year, amounted to €29 million, €38 million and €57 million, respectively. These amounts have been recognized with a corresponding entry under the heading “Shareholders’ funds - Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group's remuneration plans based on equity instruments are described below.

System of Variable Remuneration in Shares

In BBVA, the annual variable remuneration applying generally to all employees consists of one incentive, to be paid in cash, awarded once a year and linked to the achievement of predetermined objectives and to a sound risk management (hereinafter, the “Annual Variable Remuneration”).

According to the remuneration policy for BBVA Group, in force since 2017, the specific settlement and payment system for the Annual Variable Remuneration applicable to those employees and senior managers whose professional activities have a significant impact on the Group’s risk profile including the executive directors and members of BBVA Senior Management (hereinafter, the "Identified Staff"), which includes, among others, the payment in shares of part of their Annual Variable Remuneration.

This remuneration policy was approved, with respect to BBVA directors, by the Board of Directors held on February 9, 2017, and by the Annual General Shareholders’ Meeting held on March 17, 2017.

This remuneration policy includes a specific settlement and payment system of the Annual Variable Remuneration applicable to the Identified Staff, including directors and senior management, under the following rules, among others:

•         A significant percentage of variable remuneration – 60% in the case of executive directors, Senior Management and those Identified Staff members with particularly high variable remuneration, and 40% for the rest of the Identified Staff– shall be deferred over a five-year period, in the case of executive directors and Senior Management, and over a three-year period, for the remaining Identified Staff.

•         50% of the variable remuneration of each year (including both upfront and deferred portions), shall be established in BBVA shares, albeit a larger proportion (60%) in shares shall be deferred in the case of executive directors and Senior Management.

•         The variable remuneration will be subject to ex ante adjustments, so that it will not be accrued, or will be accrued in a reduced amount, should a certain level of profit or capital ratio not be obtained. Likewise, the Annual Variable Remuneration will be reduced upon performance assessment in the event of negative evolution of the Bank’s results or other parameters such as the level of achievement of budgeted targets.

•         The deferred component of the variable remuneration (in shares and in cash) may be reduced in its entirety, yet not increased, based on the result of multi-year performance indicators aligned with the Bank’s fundamental risk management and control metrics, related to the solvency, capital, liquidity, funding or profitability, or to the share performance and recurring results of the Group.

•         During the entire deferral period (5 or 3 years, as applicable) and retention period, variable remuneration shall be subject to malus and clawback arrangements, both linked to a downturn in financial performance of the Bank, specific unit or area, or individual, under certain circumstances.

•         All shares shall be withheld for a period of one year after delivery, except for those shares required to honor the payment of taxes.

•         No personal hedging strategies or insurance may be used in connection with remuneration and responsibility that may undermine the effects of alignment with sound risk management.

•         The deferred amounts in cash subject to multi-year performance indicators that are finally paid shall be subject to updating, in the terms determined by the Bank’s Board of Directors, upon proposal of the Remunerations Committee, whereas deferred amounts in shares shall not be updated.

•         Finally, the variable component of the remuneration of the Identified Staff members shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Meeting resolves to increase this percentage up to 200%.

In this regard, the General Meeting held on March 16, 2018 resolved to increase the maximum level of variable remuneration to 200% of the fixed component for a number of the Identified Staff, in the terms indicated in the Report of Recommendations issued for this purpose by the Board of Directors dated February 12, 2018.

In accordance with the new remuneration policy applicable to the Identified Staff, malus and clawback arrangements will be applicable to the Annual Variable Remuneration awarded as of the year 2016, inclusive, for each member of the Identified Staff.

According to the settlement and payment scheme indicated, during 2018, members of the Identified Staff received a total amount of 3,932,268 shares corresponding to the initial payment corresponding to 2017 Annual Variable Remuneration to be delivered in shares.

Additionally, the remuneration policy prevailing until 2014 provided for a specific settlement and payment scheme for the variable remuneration of the Identified Staff that established a three-year deferral period for the Annual Variable Remuneration, being the deferred amount paid in thirds over this period in equal parts, in cash and in BBVA shares.

According to this prior scheme, during 2018, the members of the Identified Staff received the shares corresponding to the deferred parts of the Annual Variable Remuneration from previous years, and their corresponding adjustments in cash, delivery of which corresponded in 2018, were delivered to the beneficiary members of the Identified Staff, resulting in a total amount of 941,366  shares corresponding to the last deferred third of the 2014 Annual Variable Remuneration and €903,711 as adjustments for updates of the shares granted.

The information on the delivery of shares to executive Directors and senior management corresponding to the deferred parts of the Annual Variable Remuneration from previous years and their corresponding adjustments in cash, are detailed in Note 54.

Additionally, in line with specific regulation applicable in Portugal and Brazil, BBVA identifies those employees that, according to local regulators, should be subject to a specific settlement and payment scheme of the Annual Variable Remuneration.

According to this regulation, during 2018 a number of 39,555 shares corresponding to the initial payment of 2017 Annual Variable Remuneration were delivered to these beneficiaries.

Additionally, during 2018 the shares corresponding to the deferred parts of the Annual Variable Remuneration and their corresponding adjustments in cash, were delivered to these beneficiaries, giving rise in 2018, of a total of 12,120 shares corresponding to the first deferred third of the 2016 Annual Variable Remuneration, and €2,679 as adjustments for updates of the shares granted; a total of 10,485 shares corresponding to the second third of the 2015 Annual Variable Remuneration, and €6,186 as adjustments for updates of the shares granted; and a total of 7,158 shares corresponding to the final third of the 2014 Annual Variable Remuneration, and €6,872 as adjustments for updates of the shares granted.

44.2  Other administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Other Administrative Expenses (Millions of euros)
	2018	2017	2016
Technology and systems	1,133	692	673
Communications	235	269	294
Advertising	336	352	398
Property, fixtures and materials	982	1,033	1,080
Of which: Rent expenses (*)	552	581	616
Taxes other than income tax	417	456	433
Other expenses	1,271	1,738	1,766
Total	4,374	4,541	4,644

(*)  The consolidated companies do not expect to terminate the lease contracts early.

45.   Depreciation and Amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and amortization (Millions of euros)
	Notes	2018	2017	2016
Tangible assets	17	594	694	690
For own use		589	680	667
Investment properties		5	13	23
Assets leased out under operating lease		-	-	-
Other Intangible assets		613	694	735
Total		1,208	1,387	1,426

46.   Provisions or (reversal) of provisions

In the years ended December 31, 2018, 2017 and 2016 the net provisions recognized in this income statement line item were as follows:

Provisions or (reversal) of provisions (Millions of euros)
	Notes	2018	2017	2016
Pensions and other post employment defined benefit obligations	25	125	343	332
Commitments and guarantees given		(48)	(313)	56
Pending legal issues and tax litigation		133	318	76
Other Provisions		163	397	722
Total		373	745	1,186

47.   Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss

The breakdown of Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss by the nature of those assets in the accompanying consolidated income statements is as follows:

Impairment or (reversal) of impairment on financial assets not measured at fair value through profit or loss (Millions of euros)
	Notes	2018	2017	2016
Financial assets at fair value through other comprehensive income	13.4	1	1,127	202
Debt securities		1	(4)	157
Equity instruments		-	1,131	46
Financial assets at amortized cost		3,980	3,677	3,597
Of which: Recovery of written-off assets	7.3.5	589	558	541
Held to maturity investments			(1)	1
Total		3,981	4,803	3,801

48.  Impairment or (reversal) of impairment on non-financial assets

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

Impairment or (reversal) of impairment on non-financial assets (Millions of euros)
	Notes	2018	2017	2016
Tangible assets	17	5	42	143
Intangible assets	18.2	83	16	3
Others	20	51	306	375
Total		138	363	521

49.   Gains (losses) on derecognition of non - financial assets and subsidiaries, net

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Gains (losses) on derecognition of non-financial assets and subsidiaries, net (Millions of euros)
	2018	2017	2016
Gains
Disposal of investments in non-consolidated subsidiaries	55	38	111
Disposal of tangible assets and other	81	69	64
Losses:
Disposal of investments in non-consolidated subsidiaries	(13)	(27)	(58)
Disposal of tangible assets and other	(45)	(33)	(47)
Total	78	47	70

50.  Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

Profit (loss) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of euros)
	Notes	2018	2017	2016
Gains on sale of real estate		129	102	66
Impairment of non-current assets held for sale	21	(208)	(158)	(136)
Gains on sale of investments classified as non-current assets held for sale (*)		894	82	39
Gains on sale of equity instruments classified as non-current assets held for sale		-	-	-
Total		815	26	(31)

(*)  The change is mainly as a result of the sale of the BBVA stake in BBVA Chile (see Note 3).

51.   Consolidated statements of cash flows

In the consolidated statements of cash flows, the balance of “Cash equivalent in central banks” includes short-term deposits at central banks under the heading "Financial assets at amortized cost" in the accompanying consolidated balance sheets and does not include demand deposits with credit institutions recorded in the heading "Cash, balances in cash at Central Bank and other demand deposits".

Cash flows from operating activities increased in the year ended December 31, 2018 by €6,609 million (compared with a decrease of €4,568 million in December 31, 2017), mainly due to the change in “Financial assets held for trading”.

Cash flows from investing activities increased in the year ended December 31, 2018 by €4,614 million (compared with an increase of €3,462 million in December 31, 2017), mainly due to the change in “Joint Ventures and Associates”.

Cash flows from financing activities decreased in the year ended December 31, 2018 by €4,994 million (compared with an increase of €1,015 million in December 31, 2017), mainly due to the change in “Subordinated Liabilities”.

The variation between 2018 and 2017 of the financial liabilities from financing activities is the following:

Liabilities from financing activities (Millions of Euros)
	December 31, 2017	Cash flows	Non-cash changes				December 31, 2018
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Debt certificates	50,635	(1,621)	-	(1,900)	(779)	-	46,335
Subordinated debt certificates	17,443	857	-	(694)	29	-	17,635
Short-term debt	10,013	931	-	-	81	-	11,025
Other financial liabilities	8,891	1,574	-	(643)	(1,328)	-	8,495
Total	86,982	1,741	-	(3,237)	(1,997)	-	83,490
Liabilities from financing activities (Millions of Euros)
	December 31, 2016	Cash flows	Non-cash changes				December 31, 2017
			Acquisition	Disposal	Foreign exchange movement	Fair value changes
Debt certificates	59,388	(5,958)	-	-	(2,796)	-	50,635
Subordinated debt certificates	16,987	1,679	-	-	(1,223)	-	17,443
Short-term debt	11,556	(1,319)	-	-	(224)	-	10,013
Other financial liabilities	10,179	(378)	-	-	(910)	-	8,891
Total	98,111	(5,976)	-	-	(5,153)	-	86,982

52.   Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group for the years ended December 31, 2018 and 2017 with their respective auditors and other audit entities are as follows:

Fees for Audits Conducted and Other Related Services (Millions of euros) (**)
	2018	2017
Audits of the companies audited by firms belonging to the KPMG worldwide organization and other reports related with the audit (*)	26.1	27.2
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the KPMG worldwide organization	1.5	1.9
Fees for audits conducted by other firms	0.1	0.1

(*)  Including fees pertaining to annual legal audits (€22.4 and 22.6 million as of December 31, 2018 and December 31, 2017, respectively).

(**)  Regardless of the billed period.

In the year ended December 31, 2018, other entities in the BBVA Group contracted other services (other than audits) as follows:

Other Services rendered (Millions of euros)
	2018	2017
Firms belonging to the KPMG worldwide organization	0.3	0.5

This total of contracted services includes the detail of the services provided by KPMG Auditores, S.L. to BBVA, S.A. or its controlled companies at the date of preparation of these consolidated financial statements as follows:

Fees for Audits Conducted (*) (Millions of euros)
	2018	2017
Legal audit of BBVA,S.A. or its companies under control	6.7	6.8
Other audit services of BBVA, S.A. or its companies under control	5.9	5.0
Limited Review of BBVA, S.A. or its companies under control	1.1	0.9
Reports related to issuances	0.3	0.4
Assurance jobs and other required by the regulator	0.9	0.6
Other	-	-

(*)  Services provided by KPMG Auditores, S.L. to companies located in Spain, to the branch of BBVA in New York and to the branch of BBVA in London.

The services provided by the auditors meet the independence requirements of the external auditor established under Audit of Accounts Law (Law 22/2015) and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC).

53.   Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of December 31, 2018, 2017 and 2016, the following are the transactions with related parties:

53.1  Transactions with significant shareholders

As of December 31, 2018, 2017 and 2016, there were no shareholders considered significant (see Note 26).

53.2  Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with Entities of the Group (Millions of euros)
	2018	2017	2016
Assets:
Loans and advances to credit institutions	132	91	69
Loans and advances to customers	1,866	510	442
Liabilities:
Deposits from credit institutions	2	5	1
Customer deposits	521	428	533
Debt certificates	-	-	-
Memorandum accounts:	-
Financial guarantees given	78	78	42
Contingent commitments	1,358	114	121
Other	152	1,175	1,466

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associates and joint venture entities that are accounted for under the equity method are as follows:

Balances of Income Statement arising from transactions with Entities of the Group (Millions of euros)
	2018	2017	2016
Income statement:
Financial incomes	55	26	26
Financial costs	2	1	1
Fee and Commission Income	5	5	5
Fee and Commission Expenses	48	49	58

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar (see Note 25) commitments and the futures transactions arranged by BBVA Group with these entities, associates and joint ventures.

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

53.3 Transactions with members of the Board of Directors and Senior Management

The information on the remuneration of the members of the BBVA Board of Directors and Senior Management is included in Note 54.

As of December 31, 2018, the amount availed against the loans granted by the Group’s entities to the members of the Board of Directors amounted to €611 thousand. As of December 31, 2017 and 2016, there were no loans granted by the Group’s entities to the members of the Board of Directors. The amount availed against the loans granted by the Group’s entities to the members of Senior Management on those same dates (excluding the executive directors) amounted to €3,783, €4,049 and €5,573 thousand, respectively.

As of December 31, 2018, 2017 and 2016, there were no loans granted to parties related to the members of the Board of Directors. As of December 31, 2018, 2017 and 2016 the amount availed against the loans granted to parties related to members of the Senior Management amounted to €69, €85 and €98 thousand, respectively.

As of December 31, 2018, 2017 and 2016 no guarantees had been granted to any member of the Board of Directors.

As of December 31, 2018, 2017 and 2016, the amount availed against guarantees arranged with members of the Senior Management amounted to €38, €28 and €28 thousand, respectively.

As of December 31, 2018, no commercial loans and guarantees has been granted to parties related to the members of the Bank’s Board of Directors and the Senior Management. As of December 31, 2017 and 2016 the amount availed against commercial loans and guarantees arranged with parties related to the members of the Bank’s Board of Directors and the Senior Management totaled €8 thousand.

53.4  Transactions with other related parties

As of December 31, 2018, 2017 and 2016, the Group did not conduct any transactions with other related parties that are not in the ordinary course of its business, which were not carried out at arm's-length market conditions and of marginal relevance; whose information is not necessary to give a true picture of the BBVA Group’s consolidated net equity, net earnings and financial situation.

54.   Remuneration and other benefits to the Board of Directors and to the members of the Bank’s Senior Management

Remuneration received by non-executive directors during the 2018 financial year

The remunerations paid to non-executive members of the Board of Directors during the 2018 financial year are indicated below, individually and itemized:

Remuneration for non-executive directors (thousands of euro)
	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	-	18	-	43	25	43	258
José Miguel Andrés Torrecillas	129	-	179	107	-	71	-	485
Jaime Félix Caruana Lacorte (1)	75	83	-	53	-	-	25	237
Belén Garijo López	129	-	71	-	107	20	-	328
Sunir Kumar Kapoor	129	-	-	-	-	-	43	172
Carlos Loring Martínez de Irujo	129	167	-	107	43	-	-	445
Lourdes Máiz Carro	129	-	71	-	43	41	-	284
José Maldonado Ramos	129	167	-	53	-	41	-	390
Ana Peralta Moreno (1)	86	-	36	-	21	-	-	143
Juan Pi Llorens	129	-	71	214	-	-	43	457
Susana Rodríguez Vidarte	129	167	-	107	-	41	-	443
Jan Verplancke (1)	107	-	-	-	-	-	25	132
Total (2)	1,427	584	446	642	257	239	179	3,773

(1)  Directors appointed by the General Meeting held on 16 March 2018.  This includes the remunerations paid for membership of the various Board Committees throughout the 2018 financial year.  The composition of these Committees was modified on 27 June 2018.  Remunerations paid in accordance with the date of acceptance of said appointment.

(2)  In addition, José Antonio Fernández Rivero, who stepped down as director on 16 March 2018, received a total of €95 thousand in 2018, for his membership of the Board and of a number of Board Committees.

Also, during the 2018 financial year, €107 thousand has been paid out in casualty and healthcare insurance premiums for non-executive members of the Board of Directors.

Remuneration received by executive directors during the 2018 financial year

Over the course of financial year 2018, the executive directors have received the amount of the Annual Fixed Remuneration corresponding to said financial year, established in the Remuneration Policy for BBVA Directors applicable in 2018, which was approved by the General Meeting held on 17 March 2017.

In addition, the executive directors have received the Annual Variable Remuneration for 2017 financial year, which, in accordance with the settlement and payment system set out in said Policy, was due to be paid to them during the first quarter of financial year 2018.

In application of this settlement and payment system:

•          40% of the 2017 Annual Variable Remuneration corresponding to executive directors has been paid, having the conditions been met, in the first quarter of financial year 2018 (hereinafter, the "Upfront Portion"), in equal parts in cash and in shares.

•          The remaining 60% of the Annual Variable Remuneration, both in cash and in shares, has been deferred in its entirety for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (hereinafter, the "Deferred Portion"). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event may be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid (40% in cash and 60% in shares), according to the following schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023.

•          All the shares delivered to the executive directors as Annual Variable Remuneration, both of the Upfront Portion and the Deferred Portion will be withheld for a period of one year after their delivery; this will not apply to those shares transferred to honor the payment of taxes arising therefrom.

•          The Deferred Portion of the Annual Variable Remuneration in cash will be subject to updating under the terms established by the Board of Directors.

•          Executive directors may not use personal hedging strategies or insurance in connection with the remuneration and responsibility that may undermine the effects of alignment with prudent risk management.

•          The variable component of the remuneration for executive directors corresponding financial year 2017 is limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Meeting.

•          Over the entire deferral and withholding period, the entire Annual Variable Remuneration for the executive directors will be subject to reduction and recovery ("malus" and "clawback") arrangements.

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number of shares equivalent to twice their Annual Fixed Remuneration (AFR) for at least three years after their delivery.

Similarly, in application of the settlement and payment system of the annual variable remuneration for 2014 financial year, in accordance with the remuneration policy applicable at that time, the executive directors have received in 2018 the last third of the deferred annual variable remuneration for 2014 financial year, delivery of which corresponded in 2018, thus concluding payment of the deferred variable remuneration for 2014.

In accordance with the above, the remunerations paid to executive directors during financial year 2018 are indicated below, individually and itemized:

Annual Fixed Remuneration (thousands of euro), received in 2018

Carlos Torres Vila	1,965
José Manuel González-Páramo Martínez-Murillo	834
Total	2,799

Variable remuneration for financial year 2017, received in 2018
	In cash (1) (thousands of euro)	In shares (1)
Carlos Torres Vila	562	77,493
José Manuel González-Páramo Martínez-Murillo	87	12,029
Total	649	89,522

(1)  Remunerations corresponding to the Upfront Portion (40%) of the Annual Variable Remuneration for financial year 2017, 50% in cash and 50% in shares.

Deferred variable remuneration for financial year 2014, received in 2018
	In cash (1) (thousands of euro)	In shares (1)
Carlos Torres Vila	105	11,766
José Manuel González-Páramo Martínez-Murillo	33	3,678
Total	137	15,444

(1)  Remunerations corresponding to the last third of the deferred annual variable remuneration for financial year 2014, 50% in cash and 50% in shares, along with its update in cash.

In addition, the executive directors received remuneration in kind throughout financial year 2018, including insurance premiums and others, amounting to a total of €236 thousand, of which €154 thousand correspond to Carlos Torres Vila and €82 thousand to José Manuel González-Páramo Martínez-Murillo.

Former Group Executive Chairman, Francisco González Rodríguez, who stepped down from this position with effect on 21 December 2018, received, during 2018, €2,475 thousand as Annual Fixed Remuneration; €660 thousand and 90,933 BBVA shares corresponding to 40% of the Annual Variable Remuneration for financial year 2017; and €332 thousand and 37,390 BBVA shares as settlement of the last third of the deferred variable remuneration for financial year 2014, payment of which corresponded in first quarter of financial year 2018, including the corresponding update; as well as €20 thousand as remuneration in kind.

On the other hand, it is indicated that in 2018, CEO Onur Genç—who was appointed by resolution of BBVA's Board of Directors on 20 December 2018— has not received any remuneration for said role in 2018, having received fixed and variable remuneration in accordance with his previous position as Chairman and CEO of BBVA Compass, this remuneration being subject to the settlement and payment system applicable to said position. Thus, over the course of the financial year 2018, he has received €2,240(*) thousand as Annual Fixed Remuneration; €191(*) thousand and 26,531 BBVA ADSs corresponding to 40% of the Annual Variable Remuneration for financial year 2017; and €376 thousand as remuneration in kind, which includes benefits for his expatriate status in the United States.

(*)  Amounts paid in US Dollars. Euro details are for information purposes.

•        Annual Variable Remuneration for executive directors for financial year 2018

Following year-end 2018, the Annual Variable Remuneration for executive directors corresponding to said period has been determined, applying the conditions established at the beginning of the year, as established in the Remuneration Policy for BBVA Directors approved by the General Meeting on 17 March 2017 with the following settlement and payment system:

•        The Upfront Portion (40%) of the Annual Variable Remuneration of the executive directors for 2018 will be paid, if conditions are met, in equal parts in cash and shares, during the first quarter of 2019, which amounts to €479 thousand and 100,436 BBVA shares in the case of Carlos Torres Vila; and €79 thousand and 16,641 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo.

•        The Deferred Portion (60%) remaining will be deferred for a five-year period, subject to compliance with the multi-year performance indicators determined by the Board of Directors at the start of financial year 2018, calculated over the first three-year deferral period. Provided that the conditions are met, the resulting amount will vest (40% in cash and 60% in shares), under the following schedule: 60% after the third year of deferral, 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral. All the above is subject to the settlement and payment system conditions set out in the Remuneration Policy for BBVA Directors, which includes malus and clawback arrangements and retention periods for shares.

As regards former Group Executive Chairman, Francisco González Rodríguez, his Annual Variable Remuneration for 2018 has been determined. This Annual Variable Remuneration for 2018 will be received, provided that conditions are met, in accordance with the same settlement and payment system applicable to executive directors which includes deferral rules, malus and clawback arrangements and retention periods for shares. Thus, the Upfront Portion (40%) has been determined in: €528 thousand and 110,814 BBVA shares. Accrual and payment of the Deferred Portion (remaining 60%), 40% in cash and 60% in shares, will be subject to compliance with multi-year performance indicators approved by the Board of Directors. All the above is subject to the conditions of the settlement and payment system established in the Remuneration Policy for BBVA Directors, which includes malus and clawback arrangements and withholding periods for shares.

As regards CEO Onur Genç and as aforementioned, his Annual Variable Remuneration for financial year 2018 is linked to his previous position as Chairman and CEO of BBVA Compass and has been determined in accordance with the settlement and payment system applicable for such position. Thus, providing that applicable conditions are met, 40% of Annual Variable Remuneration for 2018 will be paid in the first quarter of 2019, amounting to a total of €196 thousand(*) and 41,267 BBVA shares. Accrual and payment of the remaining 60% of the Annual Variable Remuneration for financial year 2018, 50% in cash and 50% in shares, will be deferred for a three-year period and will be subject to compliance with multi-year performance indicators set by the Board of Directors for the whole Identified Staff at the beginning of 2018 and measured over the course of the three-year period.

(*)  Euro details are for information purposes. Year-end 2018 exchange rate applied: EUR/USD 1,145001.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

The amounts corresponding to deferred shares is detailed in the section "Remuneration based on Capital/Equity Instruments" and the cash part in "Other Liabilities/Other Accruals" in the consolidated balance sheet at 31 December 2018.

•        Deferred Annual Variable Remuneration of executive directors for financial year 2015

Following year-end 2018, the deferred Annual Variable Remuneration of executive directors for financial year 2015 has been determined, with delivery, if conditions are met, corresponding during the first quarter of financial year 2019, subject to the conditions established for this purpose in the Remuneration Policy for BBVA Directors approved by the General Meeting on 13 March 2015.

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2015 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, likewise approved by the Board, the deferred portion of the Annual Variable Remuneration for financial year 2015 has been adjusted downwards as a consequence of result of the TSR indicator, which scale has determined a 10% reduction in the deferred amount associated to this indicator. The final amount of the deferred portion of the Annual Variable Remuneration for financial year 2015, after the corresponding adjustment in light of the result of the TSR indicator, has been determined in an amount of €612 thousand and 79,157 BBVA shares, in the case of Carlos Torres Vila, and €113 thousand and 14,667 BBVA shares in the case of José Manuel González-Páramo Martínez-Murillo, which includes the corresponding updating.

As regards the former Group Executive Chairman, Francisco González Rodríguez, his deferred Annual Variable Remuneration for financial year 2015 has been determined, to be received, providing that conditions are met, in accordance with the same settlement and payment system applicable to executive directors, amounting to a total of €1,035 thousand and 133,947 BBVA shares, which includes the corresponding updating.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

Lastly, as at year-end 2018 and in accordance with the conditions established in the remuneration policies applicable in the corresponding years, 50% and 60% of the annual variable remuneration of the executive directors corresponding to 2016 and 2017 financial years, respectively, has been deferred, to be received in future years, if applicable conditions are met, in accordance with the terms established in the remuneration policy applicable for each of such financial years.

Remuneration received by the members of Senior Management in the 2018 financial year

The members of Senior Management, excluding executive directors, who held that position as at 20 December 2018(*) (15 members) have, over the course of the 2018 financial year, received the amount of the fixed remuneration corresponding to that financial year and the Annual Variable Remuneration for the 2017 financial year, which, in accordance with the settlement and payment system set out in the remuneration policy applicable to Senior Management in this financial year, was due to be paid to them during the first quarter of 2018.

In application of this settlement and payment system:

•          40% of the Annual Variable Remuneration due to members of the Senior Management for the 2017 financial year, 40% has been paid, as the conditions have been met, in the first quarter of the 2018 financial year (the "Upfront Portion"), in equal parts in cash and in shares.

•          The remaining 60% of the Annual Variable Remuneration, in both cash and shares, has been deferred in its entirety for a period of five years, and its accrual and payment will be subject to compliance with a series of multi-year indicators (the "Deferred Portion"). The application of these indicators, calculated over the first three years of deferral, may lead to a reduction of the Deferred Portion, even in its entirety, but in no event may be increased. Provided that the relevant conditions have been met, the resulting amount will then be paid (40% in cash and 60% in shares), according to the following payment schedule: 60% in 2021, 20% in 2022 and the remaining 20% in 2023.

•          The shares received as Annual Variable Remuneration will be withheld for a period of one year after their delivery, with the exception of those transferred to honor the payment of taxes arising from their delivery.

•          The deferred portion of the Annual Variable Remuneration in cash will be subject to updating under the terms established by the Board of Directors.

•          No personal hedging strategies or insurance may be used in connection with the remuneration and the responsibility that may undermine the effects of alignment with prudent risk management.

•          The variable component of the remuneration corresponding to the financial year 2017 will be limited to a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Meeting.

•          Over the entire deferral and withholding period, the total Annual Variable Remuneration will be subject to variable "malus" and "clawback" arrangements.

Similarly, in application of the settlement and payment system of the annual variable remuneration for 2014 financial year, in accordance with the remuneration policy applicable at that time, the Senior Management who were beneficiaries of such remuneration, have received the deferred last third of the annual variable remuneration for that financial year, which delivery corresponded to the first quarter of 2018, thus concluding payment of the deferred variable remuneration for the 2014 financial year.

(*) Date of the Board of Directors’ resolution by which organizational changes were approved in the Group.

In accordance with the above, the remuneration paid to members of the Senior Management as a whole, who held that position as at 20 December 2018, excluding executive directors, during the 2018 financial year is indicated below (itemized):

Annual Fixed Remuneration (thousands of euro) received in 2018

Senior Management total	16,129

Annual Variable Remuneration for the 2017 financial year, received in 2018
	In cash (thousands of euro)	In shares
Senior Management total	1,489	205,104

Deferred variable remuneration for the 2014 financial year, received in 2018
	In cash (thousands of euro)	In shares
Senior Management total	573	64,853

In addition, all members of Senior Management who held that position as at 20 December 2018, excluding executive directors, received remuneration in kind throughout the 2018 financial year, including insurance premiums and others, amounting to a total of €875 thousand.

At the year-end 2018 and subject to the conditions established in the remuneration policies applicable to the corresponding year for, components of the annual variable remuneration of members of the Senior Management who were beneficiaries of remunerations for the 2016 and 2017 financial years, are deferred to be received in future years, if conditions are met, in accordance with the policy applicable for each of such financial years.

As regards of those members of the Senior Management who were appointed by resolution of BBVA's Board of Directors on 20 December 2018 (5 members) have not received any remuneration for such condition, having received fixed and variable remuneration in line with their former positions and functions amounting in aggregate €1,757 thousand as Annual Fixed Remuneration; €337 thousand and 24,293 BBVA shares for Upfront Portion of the Annual Variable Remuneration for the 2017 financial year; and €33 thousand and 3,684 BBVA shares as settlement of the deferred last third of the Annual Variable Remuneration for the 2014 financial year to the Senior Management who were beneficiaries of such remuneration, including the corresponding update, as well as remuneration in kind and others for an amount of €158 thousand, all in application of the remuneration policy to which they were entitled in their condition as risk taker.

•        Annual Variable Remuneration for Senior Management for financial year 2018

Following year-end 2018, the Annual Variable Remuneration of Senior Management corresponding to said period has been determined, excluding executive directors, who held that position as at 20 December 2018 (15 members).

Therefore, the 2018 Annual Variable Remuneration to all of the Senior Management, excluding executive directors, has been determined in a total amount of €7,074 thousand, in application of the settlement and payment system for this group. The 40% of the Annual Variable Remuneration corresponding to each of will be paid, providing the conditions are met, in equal parts in cash and in shares, during the first quarter of 2019. The remaining 60% of the Annual Variable Remuneration (40% in cash and 60% in shares) will be subject to compliance with a series of multi-year indicators and to the rest of the settlement and payment system conditions set out in the remuneration policy applicable to Senior Management, which includes malus and clawback arrangements and retention periods for shares.

As regards those members of the Senior Management who were appointed by resolution of BBVA's Board of Directors on 20 December 2018 (5 members), their Annual Variable Remuneration for the 2018 year-end has been calculated in line with their former positions and functions, amounting in aggregate €633 thousand, being subject to the conditions set out in the remuneration policy to which they were entitled in their condition as risk taker.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

•        Deferred Annual Variable Remuneration of Senior Management for financial year 2015

Following year-end 2018, the deferred Annual Variable Remuneration of Senior Management for financial year 2015 has been determined, excluding executive directors, who held that position as at 20 December 2018 (15 members).

Thus, based on the result of each of the multi-year performance indicators set by the Board in 2015 to calculate the deferred portion of this remuneration, and in application of the corresponding scales of achievement and their corresponding targets and weightings, likewise approved by the Board, the deferred portion of the Annual Variable Remuneration for financial year 2015 has been adjusted downwards as a consequence of result of the TSR indicator, which scale has determined a 10% reduction in the deferred amount associated to this indicator. The final amount of the deferred portion of the Annual Variable Remuneration for financial year 2015 to be paid to Senior Management beneficiaries of such remuneration, if applicable conditions are met, after the corresponding adjustment in light of the result of the TSR indicator, has been determined in an amount of €2,936 thousand and 382,407 BBVA shares, which includes the corresponding updating.

As regards those members of the Senior Management who were appointed by resolution of BBVA's Board of Directors on 20 December 2018 (5 members) that were entitled to such deferred remuneration, their Annual Variable Remuneration for financial year 2015 has been calculated in line with their former positions and functions, amounting in aggregate €110 thousand and 14,203 BBVA shares, which includes the corresponding updating and being subject to the conditions set out in the remuneration policy to which they were entitled in their condition as a Group's risk takers.

At the time of drafting of these consolidated Annual Accounts none of these remunerations have been paid.

•        Remuneration system with deferred delivery of shares for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Shareholders' Meeting held on 18 March 2006 and extended by resolutions of the General Shareholders' Meetings held on 11 March 2011 and 11 March 2016 for an additional period of five years in each case.

This system involves the annual allocation to non-executive directors of a number of "theoretical shares" of BBVA equivalent to 20% of the total remuneration received in cash received by each director in the previous financial year. This is calculated according to the average closing prices of BBVA shares during the 60 trading sessions prior to the dates of the Annual General Shareholders' Meetings that approve the corresponding financial statements for each financial year.

These shares will be delivered to each beneficiary, where applicable, after they leave their positions as directors for reasons other than serious breach of their duties.

The "theoretical shares" allocated in 2018 to each non-executive director beneficiaries of the remuneration system in shares with deferred delivery, corresponding to 20% of the total remuneration in cash received by each of them in 2017, are as follows:

	Theoretical shares allocated in 2018	Theoretical shares accumulated as at 31 December 2018
Tomás Alfaro Drake	10,367	83,449
José Miguel Andrés Torrecillas	12,755	36,565
Belén Garijo López	7,865	34,641
Sunir Kumar Kapoor	4,811	8,976
Carlos Loring Martínez de Irujo	11,985	98,876
Lourdes Máiz Carro	7,454	23,160
José Maldonado Ramos	11,176	78,995
Juan Pi Llorens	11,562	54,171
Susana Rodríguez Vidarte	12,425	104,983
Total (1)	90,400	523,816

(1)  In addition, in 2018, 10,188 "theoretical shares" were allocated to José Antonio Fernández Rivero, who stepped down as a director on 16 March 2018.

•        Pension commitments

At the end of the 2018 financial year, the Bank has pension commitments in favor of the executive directors Carlos Torres Vila and José Manuel González-Páramo Martínez-Murillo to cover contingencies for retirement, disability and death, in accordance with the Bylaws, the Remuneration Policy for BBVA Directors and their respective contracts entered into with the Bank.

With regard to Carlos Torres Vila, the Remuneration Policy for BBVA Directors provides for a benefits framework according to which he is entitled, provided that he does not leave his position as Chief Executive Officer due to serious breach of duties, to receive a retirement pension when he reaches the legally established retirement age, in the form of capital or income. The amount of this pension shall result from the funds accumulated by the Bank up to December 2016 to cover the commitments under his previous benefits scheme, plus the sum of the annual contributions made by the Bank from 1 January 2017 to cover said pension, as well as the corresponding accumulated yields.

The amount set out in the Remuneration Policy for BBVA Directors as annual contribution to cover retirement benefit under the defined-contribution scheme for Carlos Torres Vila is €1,642 thousand.

15% of the aforementioned agreed annual contribution will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with this Policy.

Should the contractual relationship be terminated before he reaches the retirement age for reasons other than serious breach of duties, the retirement pension due to Carlos Torres Vila upon reaching the legally established retirement age will be calculated based on the total contributions made by the Bank under the terms set out, up to that date, plus the corresponding accumulated yield, with no additional contributions to be made by the Bank from the time of termination.

With respect to the commitments to cover the contingencies for death and disability benefits for Carlos Torres Vila, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage the death and disability contingencies of his benefits system.

In line with the above, during the 2018 financial year, €1,896 thousand has been recorded to meet the benefits commitments for Carlos Torres Vila, amount which includes the contribution to the retirement contingency (€1,642 thousand) and to death and disability (€212 thousand), as well as €42 thousand corresponding to the adjustments made to the amount of "discretionary pension benefits" from 2017, as declared at 2017 year-end and which had to be recorded in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Carlos Torres Vila amounts to €18,581 thousand as at 31 December 2018.

15% of the agreed annual contribution to retirement (€246 thousand) has been recognized in 2018 as "discretionary pension benefits". Following year-end 2018, this amount has been adjusted according to the criteria established to determine Carlos Torres Vila's Annual Variable Remuneration for 2018. Accordingly, the "discretionary pension benefits" for the financial year have been determined in an amount of €245 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

In the case of José Manuel González-Páramo Martínez-Murillo, the pension system provided for in the Remuneration Policy for BBVA Directors establishes an annual contribution of 30% of his Annual Fixed Remuneration, to cover the contingency of his retirement, as well as the payment of the corresponding insurance premiums in order to top up the coverage of death and disability.

15% of the aforementioned agreed annual contribution will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with this Policy.

José Manuel González-Páramo Martínez-Murillo, upon reaching retirement age, will be entitled to receive, in the form of capital or income, the benefits arising from contributions made by the Bank to cover pension commitments, plus the corresponding yield accumulated up to that date, provided he does not leave his position due to serious breach of duties. In the event of voluntary termination of contractual relationship by the director before retirement, the benefits will be limited to 50% of the contributions made by the Bank up to that date, as well as the corresponding accumulated yield, with no additional contributions to be made by the Bank upon termination.

With respect to the commitments to cover the contingencies for death and disability benefits for José Manuel González-Páramo Martínez-Murillo, the Bank will undertake the payment of the corresponding annual insurance premiums in order to top up the coverage the death and disability contingencies of his benefits system.

In line with the above, during the 2018 financial year, €405 thousand has been recorded to meet the benefits commitments for José Manuel González-Páramo Martínez-Murillo, amount which includes the contribution to the retirement contingency (€250 thousand) and to death and disability (€147 thousand), as well as €8 thousand corresponding to the adjustments made to the amount of "discretionary pension benefits" from 2017, as declared at 2017 year-end and which had to be recorded in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with José Manuel González-Páramo amounts to €1,067 thousand as at 31 December 2018.

15% of the agreed annual contribution to retirement (€38 thousand) has been recognized in 2018 as "discretionary pension benefits". Following year-end 2018, this amount has been adjusted according to the criteria established to determine José Manuel González-Páramo Martínez-Murillo’s Annual Variable Remuneration for 2018. Accordingly, the "discretionary pension benefits" for the financial year have been determined in an amount of €42 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the Remuneration Policy for BBVA Directors.

As of 31 December 2018 there are no other pension commitments undertaken in favor of other executive directors.

Likewise, during the 2018 financial year, €4,754 thousand has been recorded to meet the benefits commitments undertaken with members of the Senior Management, excluding executive directors, who held said position as at 20 December 2018 (15 members), amount which includes the contribution to the retirement contingency (€3,883 thousand) and to death and disability (€831 thousand), as well as €40 thousand corresponding to the adjustments made to the amount of "discretionary pension benefits" from 2017, as declared at 2017 year-end and which had to be recorded in the accumulated fund in 2018. As a result, the total accumulated amount of the fund to meet retirement commitments with Senior Management amounts to €57,429 thousand as at 31 December 2018.

15% of the agreed annual contributions for members of Senior Management who held that position as at 20 December 2018 will be based on variable components and considered "discretionary pension benefits", therefore subject to the conditions regarding delivery in shares, retention and clawback established in the applicable regulations, as well as any other conditions concerning variable remuneration that may be applicable in accordance with the remuneration policy applicable to members of Senior Management.

To this end, of the agreed annual contribution to retirement, an amount of €571 thousand has been recognized in 2018 as "discretionary pension benefits". Following year-end 2018, this amount has been adjusted according to the criteria established to determine the Annual Variable Remuneration of the Senior Management for 2018. Accordingly, the "discretionary pension benefits" for the financial year, corresponding to members of the Senior Management who held that position as at 20 December 2018, have been determined in an amount of €555 thousand, which will be included in the accumulated fund for 2019, subject to the same conditions as the Deferred Component of Annual Variable Remuneration for 2018, as well as the remaining conditions established for these benefits in the remuneration policy applicable to members of the Senior Management.

During the 2018 financial year, €146 thousand has been recorded to meet the benefits commitments undertaken with the members of the Senior Management, excluding executive directors, who were appointed by BBVA's Board of Directors on 20 December 2018 (five members), pursuant to the commitments made by the Bank with each of them in relation to their previous positions and functions, with such amount including both the contribution to retirement contingency(€97 thousand) as well as to death and disability (€49 thousand), with the fund accumulated to meet retirement commitments for this group amounting to a total of €1,713 thousand.

Termination of the contractual relationship

In accordance with the Remuneration Policy for BBVA Directors, the Bank has no commitments to pay severance payments to executive directors.

The contractual framework defined in the aforementioned Policy for Carlos Torres Vila and for the executive director José Manuel González-Páramo Martínez-Murillo, includes a post-contractual non-compete agreement for a period of two years after they cease as BBVA executive directors, in accordance to which they will receive remuneration from the Bank for an amount equivalent to one Annual Fixed Remuneration for each year of duration of the non-compete arrangement , which shall be paid periodically over the course of the two years, provided that they leave their positions as executive directors for reasons other than retirement, disability or serious breach of duties.

55.   Other information

55.1  Environmental impact

Given the activities BBVA Group entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2018, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Justice Order JUS/471/2017, of May 19, and consequently no specific disclosure of information on environmental matters is included in these financial statements.

55.2  Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash during 2018, 2017 and 2016 (cash basis dividend, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option”. See Notes 4 and 26 for a complete analysis of all remuneration awarded to the shareholders.

Dividends Paid ("Dividend Option" not included)
		2018			2017			2016
	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	51.02%	0.25	1,667	34.69%	0.17	1,125	32.65%	0.16	1,028
Rest of shares	-	-	-	-	-	-	-	-	-
Total dividends paid in cash	51.02%	0.25	1,667	34.69%	0.17	1,125	32.65%	0.16	1,028
Dividends with charge to income	51.02%	0.25	1,667	34.69%	0.17	1,125	32.65%	0.16	1,028
Dividends with charge to reserve or share premium	-	-	-	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-	-	-	-

Ordinary earnings and ordinary income by operating segment

The detail of the consolidated profit for each operating segment is as follows as of December 31 2018, 2017 and 2016:

Profit Attributable by Operating Segments
	Notes	2018	2017	2016
Spain		1,400	877	305
United States		736	486	442
Mexico		2,367	2,170	1,980
Turkey		567	823	596
South America		578	847	757
Rest of Eurasia		96	128	154
Subtotal operating segments		5,743	5,331	4,235
Corporate Center		(419)	(1,812)	(760)
Profit attributable to parent company	6	5,324	3,519	3,475
Non-assigned income		-	-	-
Elimination of interim income (between segments)		-	-	-
Other gains (losses) (*)		827	1,243	1,218
Income tax and/or profit from discontinued operations		2,295	2,169	1,699
Operating profit before tax	6	8,446	6,931	6,392

(*) Profit attributable to non-controlling interests.

Interest income by geographical area

The breakdown of the balance of “Interest income and other income” in the accompanying consolidated income statements by geographical area is as follows:

Interest Income. Breakdown by geographical area (Millions of euros)
	Notes	2018	2017	2016
Domestic		4,952	5,093	5,962
Foreign		24,879	24,203	21,745
European Union		509	422	291
Eurozone		391	239	291
No eurozone		117	183	-
Other countries		24,370	23,781	21,455
Total	37.1	29,831	29,296	27,708

56.   Subsequent events

On January 15, 2019, BBVA announced its irrevocable decision to early redeem, on February 19, 2019, the issuance of preferred securities contingently convertible (additional tier 1 instrument) carried out by the Bank on February 19, 2014, for an amount of €1.5 billion on the First Reset Date of the issuance and once the prior consent from the Regulator was obtained (see Note 22.4).

The Board of Directors, in their meeting on January 31, 2019, agreed on carrying out an issuance of bonds convertible into ordinary shares of BBVA with exclusion of pre-emptive subscription rights, under the power delegated by the General Shareholders' Meeting of the Company held on March 17, 2017 under the fifth item on the agenda which is pending to be executed.

On February 1, 2019 it was announced that it was foreseen to submit to the consideration of the corresponding government bodies the proposal of cash payment in a gross amount of euro 0.16 per share to be paid in April as final dividend for 2018 (see Note 4).

On February 14, 2019, the results of the supervisory review and evaluation process (SREP) were announced.

On 19 February, BBVA announced the irrevocable decision to early redeem, on April 11, the issuance of subordinated bonds (Subordinated Notes) that has been computed as Tier 2 capital for an amount of €1.5 billion, coinciding with the Optional Amortization date of said issue, and once the prior consent from the Regulator has been obtained.

From January 1, 2019 to the date of preparation of these Consolidated Financial Statements, no other subsequent events not mentioned above in these financial statements have taken place that could significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

Additional Information on Consolidated Subsidiaries and consolidated structured entities composing the BBVA Group

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
ACTIVOS MACORP SL	SPAIN	REAL ESTATE	50.63	49.37	100.00	21	24	3	20	1
ALCALA 120 PROMOC. Y GEST.IMMOB. S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	17	26	8	16	2
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
ANIDA GRUPO INMOBILIARIO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	1,569	1,642	38	1,863	(259)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	113	80	-	59	21
ANIDA OPERACIONES SINGULARES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1,485	2,381	893	1,678	(190)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	53	57	4	32	21
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	23	62	53	6	2
APLICA NEXTGEN OPERADORA S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	10	9	1	-
APLICA NEXTGEN SERVICIOS S.A. DE C.V	MEXICO	SERVICES	-	100.00	100.00	-	3	3	-	-
APLICA TECNOLOGIA AVANZADA SA DE CV	MEXICO	SERVICES	100.00	-	100.00	203	232	21	214	(3)
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	855	855	-	855	1
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	12	34	10	14	9
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	53	118	4	105	9
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	58	131	67	58	6
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9	12	1	10	-
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	64	114	35	64	15
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	5	27	21	5	1
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	22	52	28	22	2
ARRELS CT PROMOU SA	SPAIN	REAL ESTATE	-	100.00	100.00	28	60	23	28	9
AZLO BUSINESS, INC	UNITED STATES	SERVICES	-	100.00	100.00	11	12	1	18	(8)
BAHIA SUR RESORT S.C.	SPAIN	INACTIVE	99.95	-	99.95	1	1	-	1	-
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY SA	URUGUAY	BANKING	100.00	-	100.00	110	2,850	2,652	168	30
BANCO INDUSTRIAL DE BILBAO SA	SPAIN	BANKING	-	99.93	99.93	46	45	-	60	(15)
BANCO OCCIDENTAL SA	SPAIN	BANKING	49.43	50.57	100.00	17	18	-	18	-
BANCO PROVINCIAL OVERSEAS NV	CURAÇAO	BANKING	-	100.00	100.00	48	403	355	44	5
BANCO PROVINCIAL SA - BANCO UNIVERSAL	VENEZUELA	BANKING	1.46	53.75	55.21	52	296	174	140	(18)
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	21	21	-	16	5
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	2	1	1	-
BBV AMERICA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	614	-	604	10
BBVA AGENCIA DE SEGUROS COLOMBIA LTDA	COLOMBIA	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA ASSET MANAGEMENT CONTINENTAL SA SAF	PERU	FINANCIAL SERVICES	-	100.00	100.00	15	18	3	11	4
BBVA ASSET MANAGEMENT SA SGIIC	SPAIN	OTHER INVESTMENT COMPANIES	17.00	83.00	100.00	38	111	55	(41)	98
BBVA ASSET MANAGEMENT SA SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	29	32	4	19	10
BBVA AUTOMERCANTIL COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	4	26	21	4	-
BBVA BANCO CONTINENTAL SA	PERU	BANKING	-	46.12	46.12	998	19,382	17,212	1,747	423
BBVA BANCO FRANCES SA	ARGENTINA	BANKING	39.97	26.58	66.55	157	8,189	7,166	1,047	(23)
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	14	31	17	9	5
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	69	269	199	60	9
BBVA BANCOMER SA INSTITUCION DE BANCA MULTIPLE GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	8,633	87,919	79,560	6,374	1,985
(*) Information on foreign companies at exchange rate on December 31, 2018

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
BBVA BANCOMER SEGUROS SALUD SA DE CV	MEXICO	INSURANCES SERVICES	-	100.00	100.00	13	23	10	12	2
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	38	197	159	27	11
BBVA BRASIL BANCO DE INVESTIMENTO SA	BRASIL	BANKING	100.00	-	100.00	16	28	3	25	-
BBVA BROKER CORREDURIA DE SEGUROS Y REASEGUROS SA	SPAIN	INSURANCES SERVICES	99.94	0.06	100.00	-	15	3	8	4
BBVA BROKER SA	ARGENTINA	INSURANCES SERVICES	-	99.99	99.99	-	9	2	2	5
BBVA COLOMBIA SA	COLOMBIA	BANKING	77.41	18.06	95.47	355	16,793	15,572	1,035	186
BBVA COMPASS BANCSHARES INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	11,703	11,817	41	11,131	645
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	230	432	210	217	5
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	INSURANCES SERVICES	-	100.00	100.00	38	40	2	29	9
BBVA COMPASS PAYMENTS INC	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	88	88	-	73	15
BBVA CONSOLIDAR SEGUROS SA	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	8	82	55	22	4
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	2	5	3	2	-
BBVA CONSUMER FINANCE ENTIDAD DE DESARROLLO A LA PEQUEÑA Y MICRO EMPRESA EDPYME SA (BBVA CONSUMER FINANCE - EDPYME)	PERU	FINANCIAL SERVICES	-	100.00	100.00	21	135	115	17	3
BBVA DATA & ANALYTICS SL	SPAIN	SERVICES	-	100.00	100.00	6	5	2	3	1
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	INSURANCES SERVICES	-	100.00	100.00	5	5	-	3	2
BBVA FINANZIA SPA	ITALY	IN LIQUIDATION	100.00	-	100.00	4	13	10	4	-
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	11	15	5	11	-
BBVA FRANCES VALORES, S.A.	ARGENTINA	SECURITIES DEALER	-	100.00	100.00	4	5	1	5	(1)
BBVA FUNDOS S.GESTORA FUNDOS PENSOES SA	PORTUGAL	PENSION FUNDS MANAGEMENT	100.00	-	100.00	10	10	-	8	2
BBVA GLOBAL FINANCE LTD	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	179	175	4	-
BBVA GLOBAL MARKETS BV	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	2,562	2,561	-	-
BBVA HOLDING CHILE SA	CHILE	INVESTMENT COMPANY	61.22	38.78	100.00	139	348	-	273	75
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SPAIN	SERVICES	76.00	-	76.00	1	6	5	1	-
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO SA	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39	422	369	50	3
BBVA INTERNATIONAL PREFERRED SOCIEDAD ANONIMA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	36	35	-	-
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	2	52	48	2	1
BBVA LEASING MEXICO SA DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	51	888	751	127	10
BBVA LUXINVEST SA	LUXEMBOURG	PENSION FUNDS MANAGEMENT	36.00	64.00	100.00	-	2	1	(1)	1
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	INSURANCES SERVICES	-	100.00	100.00	10	96	69	10	17
BBVA NEXT TECHNOLOGIES SLU	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	19	41	18	20	3
BBVA NOMINEES LIMITED	UNITED KINGDOM	IN LIQUIDATION	100.00	-	100.00	-	-	-	-	-
BBVA OP3N S.L.	SPAIN	SERVICES	-	100.00	100.00	-	3	4	(1)	(1)
BBVA OPEN PLATFORM INC	UNITED STATES	SERVICES	-	100.00	100.00	1	2	1	8	(7)
BBVA PARAGUAY SA	PARAGUAY	BANKING	100.00	-	100.00	23	1,923	1,741	150	32
BBVA PENSIONES SA ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	13	40	13	16	11
BBVA PLANIFICACION PATRIMONIAL SL	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	-	1	-	1	-
BBVA PREVISION AFP SA ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	1	26	15	5	7
BBVA PROCUREMENT SERVICES AMERICA DEL SUR SpA	CHILE	SERVICES	-	100.00	100.00	6	8	1	6	1
BBVA RE DAC	IRELAND	INSURANCES SERVICES	-	100.00	100.00	39	68	25	48	(6)
(*) Information on foreign companies at exchange rate on December 31, 2018

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
BBVA SECURITIES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	192	398	205	187	6
BBVA SEGUROS COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	10	90	68	13	9
BBVA SEGUROS DE VIDA COLOMBIA SA	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	14	402	282	86	33
BBVA SEGUROS SA DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	99.96	-	99.96	713	17,303	16,509	484	309
BBVA SERVICIOS, S.A.	SPAIN	COMMERCIAL	-	100.00	100.00	-	8	-	7	-
BBVA SUIZA SA (BBVA SWITZERLAND)	SWITZERLAND	BANKING	100.00	-	100.00	98	832	719	108	4
BBVA TRADE, S.A. (**)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4	42	37	5	-
BBVA TRANSFER SERVICES INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	66	118	51	57	9
BBVA VALORES COLOMBIA SA COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	-	100.00	100.00	5	6	1	4	1
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	8	8	-	6	2
BEEVA TEC OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	2	2	-	-
BEEVA TEC SA DE CV	MEXICO	SERVICES	-	100.00	100.00	1	6	3	2	1
BILBAO VIZCAYA HOLDING SA	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	51	234	141	90	3
CAIXA MANRESA IMMOBILIARIA ON CASA SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-	2	-
CAIXA MANRESA IMMOBILIARIA SOCIAL SL	SPAIN	REAL ESTATE	100.00	-	100.00	4	3	-	3	-
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS SAU	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1	76	74	2	-
CAIXASABADELL PREFERENTS SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	-	91	90	1	-
CARTERA E INVERSIONES SA CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92	224	120	(83)	186
CASA DE BOLSA BBVA BANCOMER SA DE CV	MEXICO	SECURITIES DEALER	-	100.00	100.00	48	57	8	21	27
CATALONIA GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	1	1	-	-
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	1	4	2	2	-
CATALUNYACAIXA CAPITAL SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	79	88	7	76	5
CATALUNYACAIXA IMMOBILIARIA SA	SPAIN	REAL ESTATE	100.00	-	100.00	328	324	8	303	14
CATALUNYACAIXA SERVEIS SA	SPAIN	SERVICES	100.00	-	100.00	2	8	6	3	-
CDD GESTIONI S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	5	12	2	6	4
CETACTIUS SL	SPAIN	REAL ESTATE	100.00	-	100.00	1	1	-	1	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	15	15	1	15	-
CIDESSA UNO SL	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5	283	251	(50)	83
CIERVANA SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53	60	6	54	-
CLUB GOLF HACIENDA EL ALAMO, S.L.	SPAIN	IN LIQUIDATION	-	97.87	97.87	1	2	1	-	1
COMERCIALIZADORA CORPORATIVA SAC	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1	1	-	-
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	4	9	5	3	1
COMPAÑIA CHILENA DE INVERSIONES SL	SPAIN	INVESTMENT COMPANY	99.97	0.03	100.00	221	719	280	(59)	498
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	10,950	84,383	73,398	10,267	718
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	7,203	7,203	-	7,116	88
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	43	54	10	43	-
COMPASS INSURANCE TRUST	UNITED STATES	INSURANCES SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	6,305	6,305	-	6,218	87
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	72	72	-	71	1
(*) Information on foreign companies at exchange rate on December 31, 2018
(**) This company has an equity loan from CARTERA E INVERSIONES S.A., CIA DE.

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,857	2,950	98	2,783	69
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,213	5,229	5	5,151	73
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
CONSOLIDAR A.F.J.P SA	ARGENTINA	IN LIQUIDATION	46.00	53.89	100.00	1	2	1	2	-
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6	8	1	6	1
CONTINENTAL BOLSA SDAD. AGENTE DE BOLSA SA	PERU	SECURITIES DEALER	-	100.00	100.00	6	103	98	4	2
CONTINENTAL DPR FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	52	52	-	-
CONTINENTAL SOCIEDAD TITULIZADORA SA	PERU	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	6	11	5	5	1
COPROMED SA DE CV	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
CORPORACION GENERAL FINANCIERA SA	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	510	1,577	-	1,642	(65)
COVAULT, INC	UNITED STATES	SERVICES	-	100.00	100.00	1	1	1	2	(2)
DALLAS CREATION CENTER, INC	UNITED STATES	SERVICES	-	100.00	100.00	4	8	4	-	3
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SPAIN	SERVICES	-	51.00	51.00	-	4	1	2	-
DENIZEN FINANCIAL, INC	UNITED STATES	SERVICES	-	100.00	100.00	-	-	1	3	(3)
DENIZEN GLOBAL FINANCIAL SAU	SPAIN	PAYMENT ENTITIE	100.00	-	100.00	2	4	1	4	(1)
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1859	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
DEUTSCHE BANK MEXICO SA FIDEICOMISO F/1860	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
DISTRITO CASTELLANA NORTE, S.A.	SPAIN	REAL ESTATE	-	75.54	75.54	98	147	20	133	(5)
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	25	30	4	14	11
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	6	6	-	6	-
EL MILANILLO, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	7	13	6	9	(3)
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	3	6	3	3	-
ENTIDAD DE PROMOCION DE NEGOCIOS SA	SPAIN	HOLDING	-	99.88	99.88	15	17	-	17	-
ENTRE2 SERVICIOS FINANCIEROS E.F.C SA	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	9	9	-	9	-
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	6	8	-	8	-
EUROPEA DE TITULIZACION SA SGFT .	SPAIN	FINANCIAL SERVICES	88.24	-	88.24	2	34	2	28	4
EXPANSION INTERCOMARCAL SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	16	17	-	16	-
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	MEXICO	REAL ESTATE	-	42.40	42.40	-	1	-	1	-
F/253863 EL DESEO RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	1	-	1	-
F/403035-9 BBVA HORIZONTES RESIDENCIAL	MEXICO	REAL ESTATE	-	65.00	65.00	-	-	-	-	-
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	46	46	-	41	6
FIDEICOMISO F/403112-6 DE ADMINISTRACION DOS LAGOS	MEXICO	REAL ESTATE	-	100.00	100.00	-	-	-	-	-
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	100.00	100.00	4	8	5	4	-
FIDEICOMISO LOTE 6.1 ZARAGOZA	COLOMBIA	REAL ESTATE	-	59.99	59.99	-	2	-	2	-
FIDEICOMISO N.989 EN THE BANK OF NEW YORK MELLON SA INSTITUCION DE BANCA MULTIPLE FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	79	79	(3)	3
(*) Information on foreign companies at exchange rate on December 31, 2018

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
FIDEICOMISO Nº 711 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	13	14	(1)	-
FIDEICOMISO Nº 752 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	7	7	-	-
FIDEICOMISO Nº 847 EN BANCO INVEX SA INSTITUCION DE BANCA MULTIPLE INVEX GRUPO FINANCIERO FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	39	38	-	1
FIDEICOMISO SCOTIABANK INVERLAT S A F100322908	MEXICO	REAL ESTATE	-	100.00	100.00	7	13	6	6	1
FINANCEIRA DO COMERCIO EXTERIOR SAR.	PORTUGAL	INACTIVE	100.00	-	100.00	-	-	-	-	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	11	12	1	16	(6)
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L.	SPAIN	IN LIQUIDATION	-	60.00	60.00	-	-	-	-	-
FORUM COMERCIALIZADORA DEL PERU SA	PERU	SERVICES	-	100.00	100.00	2	1	-	1	-
FORUM DISTRIBUIDORA DEL PERU SA	PERU	FINANCIAL SERVICES	-	100.00	100.00	5	46	41	5	-
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	39	373	336	32	5
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	244	3,014	2,785	161	68
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	4	3	1	-
G NETHERLANDS BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	340	348	50	299	(1)
GARANTI BANK SA	ROMANIA	BANKING	-	100.00	100.00	269	2,216	1,930	258	28
GARANTI BILISIM TEKNOLOJISI VE TIC TAS	TURKEY	SERVICES	-	100.00	100.00	13	17	4	12	2
GARANTI DIVERSIFIED PAYMENT RIGHTS FINANCE COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	3,316	3,321	(3)	(3)
GARANTI EMEKLILIK VE HAYAT AS	TURKEY	INSURANCES SERVICES	-	84.91	84.91	126	266	120	67	79
GARANTI FACTORING HIZMETLERI AS	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	19	399	376	29	(6)
GARANTI FILO SIGORTA ARACILIK HIZMETLERI A.S.	TURKEY	INSURANCES SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI FILO YONETIM HIZMETLERI A.S.	TURKEY	OTHER HOLDING	-	100.00	100.00	2	302	301	-	1
GARANTI FINANSAL KIRALAMA AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	149	995	846	133	16
GARANTI HIZMET YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	1	-	1	-
GARANTI HOLDING BV	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	228	340	-	340	-
GARANTI KONUT FINANSMANI DANISMANLIK HIZMETLERI AS (GARANTI MORTGAGE)	TURKEY	SERVICES	-	100.00	100.00	-	1	-	-	-
GARANTI KULTUR AS	TURKEY	SERVICES	-	100.00	100.00	-	-	-	-	-
GARANTI ODEME SISTEMLERI AS (GOSAS)	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	-	6	3	3	1
GARANTI PORTFOY YONETIMI AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	16	19	2	11	5
GARANTI YATIRIM MENKUL KIYMETLER AS	TURKEY	FINANCIAL SERVICES	-	100.00	100.00	29	56	27	19	11
GARANTI YATIRIM ORTAKLIGI AS	TURKEY	INVESTMENT COMPANY	-	3.61	95.49	-	6	-	6	-
GARANTIBANK INTERNATIONAL NV	NETHERLANDS	BANKING	-	100.00	100.00	578	4,278	3,703	560	14
GARRAF MEDITERRANIA, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	2	2	1	2	-
GESCAT GESTIO DE SOL SL	SPAIN	REAL ESTATE	100.00	-	100.00	8	20	8	14	(2)
GESCAT LLEVANT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	3	5	2	2	1
GESCAT LLOGUERS SL	SPAIN	REAL ESTATE	100.00	-	100.00	3	4	-	3	-
GESCAT POLSKA SP ZOO	POLAND	REAL ESTATE	100.00	-	100.00	10	10	-	9	1
GESCAT SINEVA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-	6	-
GESCAT VIVENDES EN COMERCIALITZACIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	93	107	14	98	(6)
GESTION DE PREVISION Y PENSIONES SA	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	9	28	1	21	6
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	1	2	-	2	-
GRAN JORGE JUAN SA	SPAIN	REAL ESTATE	100.00	-	100.00	409	966	558	395	14
(*) Information on foreign companies at exchange rate on December 31, 2018

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
GRUPO FINANCIERO BBVA BANCOMER SA DE CV	MEXICO	FINANCIAL SERVICES	99.98	-	99.98	6,678	9,642	-	7,323	2,318
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	32	32	-	32	-
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	-	-	-	-	-
HABITATGES FINVER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	2	-	1	-
HABITATGES JUVIPRO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
HOLAMUNO AGENTE DE SEGUROS VINCULADO, S.L.U.(**)	SPAIN	INSURANCES SERVICES	-	100.00	100.00	-	2	4	(1)	(2)
HOLVI DEUTSCHLAND SERVICE GMBH	GERMANY	SERVICES	-	100.00	100.00	-	-	-	-	-
HOLVI PAYMENT SERVICE OY	FINLAND	FINANCIAL SERVICES	-	100.00	100.00	32	5	2	12	(9)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	404	404	-	398	6
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	399	399	-	393	6
INMESP DESARROLLADORA, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	26	34	9	25	-
INMUEBLES Y RECUPERACIONES CONTINENTAL SA	PERU	REAL ESTATE	-	100.00	100.00	40	41	1	39	1
INPAU, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	25	25	-	25	-
INVERAHORRO SL	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	101	103	-	105	(3)
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4	10	2	4	3
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC NV	CURAÇAO	INVESTMENT COMPANY	48.00	-	48.01	16	52	2	45	5
INVERSIONES BAPROBA CA	VENEZUELA	FINANCIAL SERVICES	100	-	100.00	1	1	-	-	1
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	40	41	1	40	-
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	-	-	-	-
IRIDION SOLUCIONS IMMOBILIARIES SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	3	1	2	-
JALE PROCAM, S.L.	SPAIN	IN LIQUIDATION	-	50.00	50.00	-	3	56	(49)	(4)
L'EIX IMMOBLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	9	7	2	-
LIQUIDITY ADVISORS LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,116	1,124	2	1,108	14
MADIVA SOLUCIONES, S.L.	SPAIN	SERVICES	-	100.00	100.00	9	3	1	2	1
MICRO SPINAL LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2	2	-	2	-
MOMENTUM SOCIAL INVESTMENT HOLDING, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	7	7	-	7	-
MOTORACTIVE IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	37	185	158	23	3
MOTORACTIVE MULTISERVICES SRL	ROMANIA	SERVICES	-	100.00	100.00	-	16	14	1	1
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	1	-	-
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	-	1	-	-	-
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	22	35	13	15	6
NEWCO PERU SAC	PERU	INVESTMENT COMPANY	100.00	-	100.00	124	1,005	-	829	176
NOIDIRI SL	SPAIN	REAL ESTATE	100.00	-	100.00	-	-	-	-	-
NOVA TERRASSA 3, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	6	-	6	-
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	19	23	4	20	-
OPENPAY S.A.P.I DE C.V.	MEXICO	PAYMENT ENTITIES	-	100.00	100.00	15	2	1	1	-
OPENPAY SERVICIOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	-	-	-	-	-
OPERADORA DOS LAGOS S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1	2	1	1	-
(*) Information on foreign companies at exchange rate on December 31, 2018
(**) These companies have an equity loan from BILBAO VIZCAYA HOLDING, S.A.

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
OPPLUS OPERACIONES Y SERVICIOS SA	SPAIN	SERVICES	100.00	-	100.00	1	41	11	24	6
OPPLUS SAC	PERU	IN LIQUIDATION	-	100.00	100.00	1	1	-	1	-
P.I. HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	4	2	1	-
PECRI INVERSION SA	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	163	164	-	148	15
PENSIONES BBVA BANCOMER, S.A. DE C.V., GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	185	4,629	4,449	140	41
PERSONAL DATA BANK SLU	SPAIN	SERVICES	-	100.00	100.00	-	-	-	-	-
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	339	361	20	336	5
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	83	83	-	83	-
PORTICO PROCAM, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	26	26	-	25	-
PROMOCIONES Y CONSTRUCCIONES CERBAT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	8	8	-	8	-
PROMOTORA DEL VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	39	101	65	49	(13)
PROMOU CT 3AG DELTA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1	10	9	1	-
PROMOU CT EIX MACIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	4	5	-	5	-
PROMOU CT GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	8	6	1	1
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	5	29	22	6	1
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2	8	6	2	-
PROMOU GLOBAL, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	18	45	28	7	11
PRONORTE UNO PROCAM, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	5	4	-	-
PROPEL VENTURE PARTNERS GLOBAL, S.L	SPAIN	FINANCIAL SERVICES	-	99.50	99.50	31	64	20	33	10
PROPEL VENTURE PARTNERS US FUND I, L.P.	UNITED STATES	VENTURE CAPITAL	-	100.00	100.00	71	71	-	70	-
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROVINCIAL DE VALORES CASA DE BOLSA CA	VENEZUELA	SECURITIES DEALER	-	90.00	90.00	1	2	1	-	1
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA CA	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
PROV-INFI-ARRAHONA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	6	9	3	4	2
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	2	8	7	2	-
PUERTO CIUDAD LAS PALMAS, S.A. (**)	SPAIN	REAL ESTATE	-	96.64	96.64	-	21	45	(18)	(6)
QIPRO SOLUCIONES S.L.	SPAIN	SERVICES	-	100.00	100.00	5	15	3	10	2
RALFI IFN SA	ROMANIA	FINANCIAL SERVICES	-	100.00	100.00	39	126	109	15	2
RENTRUCKS ALQUILER Y SERVICIOS DE TRANSPORTE SA	SPAIN	INACTIVE	100.00	-	100.00	1	1	-	2	(1)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	3	3	-	2	-
RPV COMPANY	CAYMAN ISLANDS	FINANCIAL SERVICES	-	100.00	100.00	-	1,324	1,324	-	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	742	739	-	725	14
SAGE OG I, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	-	-	-	-	-
SATICEM GESTIO SL	SPAIN	REAL ESTATE	100.00	-	100.00	4	4	-	4	-
SATICEM HOLDING SL	SPAIN	REAL ESTATE	100.00	-	100.00	5	6	-	5	-
SATICEM IMMOBILIARIA SL	SPAIN	REAL ESTATE	100.00	-	100.00	15	15	-	15	-
SATICEM IMMOBLES EN ARRENDAMENT SL	SPAIN	REAL ESTATE	100.00	-	100.00	2	2	-	2	-
SEGUROS BBVA BANCOMER SA DE CV GRUPO FINANCIERO BBVA BANCOMER	MEXICO	INSURANCES SERVICES	-	100.00	100.00	335	4,199	3,865	124	210
SEGUROS PROVINCIAL CA	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	7	7	7	-	-
(*) Information on foreign companies at exchange rate on December 31, 2018
(**) These companies have an equity loan from CATALUNYA CAIXA INMOBILIARIA, S.A

Additional Information on Consolidated Subsidiaries and structured entities composing the BBVA Group (Continued)

			% Legal share of participation			Millions of Euros (*)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	5	6	2	5	-
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	3	17	14	2	-
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	10	26	15	8	2
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	-	1	1	-	-
SIMPLE FINANCE TECHNOLOGY CORP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	50	59	9	80	(30)
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO SA	SPAIN	SERVICES	100.00	-	100.00	79	83	8	81	(5)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO SA	SPAIN	PAYMENT INSTITUIONS	77.20	-	77.20	-	-	-	-	-
SPORT CLUB 18 SA (**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	10	13	1	13	(1)
TEXAS LOAN SERVICES LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,129	1,130	-	1,112	17
TMF HOLDING INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	15	22	8	14	1
TRIFOI REAL ESTATE SRL	ROMANIA	REAL ESTATE	-	100.00	100.00	1	1	-	1	-
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	33	35	-	34	1
TURKIYE GARANTI BANKASI AS	TURKEY	BANKING	49.85	-	49.85	5,509	59,390	51,556	6,670	1,163
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	49	20	27	2
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS SA	SPAIN	REAL ESTATE	100.00	-	100.00	359	1,038	496	500	42
UPTURN FINANCIAL INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	2	(1)
URBANIZADORA SANT LLORENC SA	SPAIN	INACTIVE	60.60	-	60.60	-	-	-	-	-
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SPAIN	SERVICES	-	51.00	51.00	-	3	2	-	-
(*) Information on foreign companies at exchange rate on December 31, 2018
(**) This company has an equity loan from BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

APPENDIX II Additional information on investments joint ventures and associates in the BBVA Group

Acquisitions or increases of interest ownership in consolidated subsidiaries

			% Legal share of participation			Millions of Euros (**)
						Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 31.12.18	Liabilities 31.12.18	Equity 31.12.18	Profit (Loss) 31.12.18
ASSOCIATES
ADQUIRA ESPAÑA, S.A.	SPAIN	COMMERCIAL	-	40.00	40.00	3	18	11	7	1
ATOM BANK PLC	UNITED KINGDOM	BANKING	39.06	-	39.06	138	3,078	2,796	330	(48)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	-	49.00	49.00	5	10	1	9	1
BANK OF HANGZHOU CONSUMER FINANCE CO LTD	CHINA	BANKING	30.00	-	30.00	18	753	693	58	3
CANCUN SUN & GOLF COUNTRY CLUB, S.A.P.I. DE C.V.	MEXICO	REAL ESTATE	-	33.33	33.33	27	75	22	52	1
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO SA	SPAIN	PUBLIC INSTITUTIONS	16.67	-	16.67	22	138	6	124	9
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	PERU	ELECTRONIC MONEY ENTITIES	-	20.96	20.96	2	49	37	4	8
DIVARIAN PROPIEDAD, S.A.U.	SPAIN	REAL ESTATE	-	-	20.00	591	3,014	57	2,936	20
FIDEICOMISO F/00185 FIMPE - FIDEICOMISO F/00185 PARA EXTENDER A LA SOCIEDAD LOS BENEFICIOS DEL ACCESO A LA INFRAESTRUCTURA DE LOS MEDIOS DE PAGO ELECTRONICOS	MEXICO	FINANCIAL SERVICES	-	28.50	28.50	3	12	-	12	-
METROVACESA SA	SPAIN	REAL ESTATE	9.44	11.41	20.85	508	2,577	184	2,402	(9)
REDSYS SERVICIOS DE PROCESAMIENTO SL	SPAIN	FINANCIAL SERVICES	20.00	-	20.00	12	121	60	51	11
ROMBO COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	40.00	40.00	12	209	179	31	(2)
SERVICIOS ELECTRONICOS GLOBALES SA DE CV	MEXICO	SERVICES	-	46.14	46.14	9	18	-	17	1
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO SA	SPAIN	FINANCIAL SERVICES	28.72	-	28.72	9	38	8	27	3
SOLARISBANK AG	GERMANY	BANKING	-	18.76	18.76	37	212	158	56	(2)
TELEFONICA FACTORING ESPAÑA SA	SPAIN	FINANCIAL ASSETS	30.00	-	30.00	4	59	46	7	6
TF PERU SAC	PERU	FINANCIAL ASSETS	-	24.30	24.30	1	5	1	3	2
JOINT VENTURES (*)
ADQUIRA MEXICO SA DE CV	MEXICO	COMMERCIAL	-	50.00	50.00	2	5	2	3	-
ALTURA MARKETS SOCIEDAD DE VALORES SA	SPAIN	SECURITIES DEALER	50.00	-	50.00	69	2,711	2,574	127	10
COMPAÑIA MEXICANA DE PROCESAMIENTO SA DE CV	MEXICO	SERVICES	-	50.00	50.00	7	15	-	14	1
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	29	63	5	58	-
DESARROLLOS METROPOLITANOS DEL SUR, S.L.	SPAIN	REAL ESTATE	-	50.00	50.00	13	77	52	25	1
FIDEICOMISO F/402770-2 ALAMAR	MEXICO	REAL ESTATE	-	42.40	42.40	7	17	-	17	-
FIDEICOMISO 1729 INVEX ENAJENACION DE CARTERA	MEXICO	REAL ESTATE	-	32.25	32.25	55	171	-	171	-
INVERSIONES PLATCO CA	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	1	2	-	4	(2)
PROMOCIONS TERRES CAVADES, S.A.	SPAIN	REAL ESTATE	-	39.11	39.11	4	15	-	15	-
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	50.00	50.00	10	96	76	22	(2)
RCI COLOMBIA SA COMPAÑIA DE FINANCIAMIENTO	COLOMBIA	FINANCIAL SERVICES	-	49.00	49.00	32	379	314	61	5
REAL ESTATE DEAL II SA	SPAIN	IN LIQUIDATION	20.06	-	20.06	4	20	-	18	2
VITAMEDICA ADMINISTRADORA, S.A. DE C.V	MEXICO	SERVICES	-	51.00	51.00	5	16	8	6	2
VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA SA	ARGENTINA	BANKING	-	51.00	51.00	15	195	166	34	(5)
(*) Joint ventures incorporated by the equity method.
(**) In foreign companies the exchange rate of December 31, 2018 is applied.

APPENDIX III Changes and notification of participations in the BBVA Group in 2018

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Year	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)	Category
ENTIDAD DE PROMOCION DE NEGOCIOS SA	ACQUISITION	RENT HOLDING	-	-	0.02%	99.88%	10-May-18	SUBSIDIARY
BBVA BROKER SA	ACQUISITION	INSURANCES SERVICES	-	-	4.99%	99.99%	01-Oct-18	SUBSIDIARY
BBVA HOLDING CHILE SA	FOUNDING AND SPLIT	INVESTMENT COMPANY	-	-	100.00%	100.00%	23-Jan-18	SUBSIDIARY
HOLVI DEUTSCHLAND SERVICE GMBH	FOUNDING	SERVICES	-	-	100.00%	100.00%	01-May-18	SUBSIDIARY
PERSONAL DATA BANK SLU	FOUNDING	SERVICES	-	-	100.00%	100.00%	01-Jun-18	SUBSIDIARY
DOMICILIA TREBOLBLUE SA	FOUNDING	HOLDING ENT.	-	-	100.00%	100.00%	03-Jul-18	SUBSIDIARY
ONUTPEN 2018 SL	FOUNDING	INVESTMENT COMPANY	-	-	100.00%	100.00%	21-Aug-18	SUBSIDIARY
GARANTI YATIRIM ORTAKLIGI AS	CAPITAL INCREASE	INVESTMENT COMPANY	-	-	0.31%	95.49%	01-Dec-18	SUBSIDIARY

Changes and notification of participations in the BBVA Group in 2018 (continued)

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Year	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL) SA	MERGER	BANKING	-	-	100.00%	-	1-Oct-18	SUBSIDIARY
PROMOCION EMPRESARIAL XX SA	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	17-Dec-18	SUBSIDIARY
BBVA RENTING, S.A.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	2-Jul-18	SUBSIDIARY
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	DISPOSAL	BANKING	-	-	68.19%	-	6-Jul-18	SUBSIDIARY
BBVA CORREDORES DE BOLSA LIMITADA	DISPOSAL	SECURITIES DEALER	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	DISPOSAL	FINANCIAL SERVICES	-	-	97.49%	-	6-Jul-18	SUBSIDIARY
BBVA ASESORIAS FINANCIERAS, S.A.	DISPOSAL	FINANCIAL SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	DISPOSAL	FINANCIAL SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA FACTORING LIMITADA (CHILE)	DISPOSAL	FINANCIAL SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	DISPOSAL	INSURANCES SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
BANCOMER FINANCIAL SERVICES INC.	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	6-Dec-18	SUBSIDIARY
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	DISPOSAL	SERVICES	(8)	-	100.00%	-	18-Jul-18	SUBSIDIARY
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	DISPOSAL	SERVICES	-	-	100.00%	-	18-Jul-18	SUBSIDIARY
BBVA SUBORDINATED CAPITAL SOCIEDAD ANONIMA	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	18-Dec-18	SUBSIDIARY
BBVA SENIOR FINANCE SAU	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	18-Dec-18	SUBSIDIARY
BBVA INMOBILIARIA E INVERSIONES, S.A.	DISPOSAL	REAL ESTATE	3	-	68.11%	-	6-Jul-18	SUBSIDIARY
HOMEOWNERS LOAN CORPORATION	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	1-Dec-18	SUBSIDIARY
BBVA RENTAS E INVERSIONES LIMITADA	MERGER	INVESTMENT COMPANY	-	-	100.00%	-	30-Apr-18	SUBSIDIARY
BBVA SERVICIOS CORPORATIVOS LIMITADA	DISPOSAL	SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
DIVARIAN DESARROLLOS INMOBILIARIOS, S.L.U	DISPOSAL	REAL ESTATE	-	-	100.00%	-	10-Oct-18	SUBSIDIARY
BBVA INVERSIONES CHILE, S.A.	DISPOSAL	INVESTMENT COMPANY	863	-	100.00%	-	6-Jul-18	SUBSIDIARY
BBVA SEGUROS DE VIDA, S.A.	DISPOSAL	SERVICES	-	-	100.00%	-	6-Jul-18	SUBSIDIARY
GUARANTY PLUS PROPERTIES, INC-1	MERGER	FINANCIAL SERVICES	-	-	100.00%	-	31-Dec-18	SUBSIDIARY
GUARANTY PLUS PROPERTIES LLC-2	LIQUIDATION	FINANCIAL SERVICES	(1)	-	100.00%	-	1-Aug-18	SUBSIDIARY
4D INTERNET SOLUTIONS, INC	LIQUIDATION	FINANCIAL SERVICES	-	-	100.00%	-	18-Dec-18	SUBSIDIARY

Changes and notification of participations in the BBVA Group in 2018 (continued)

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	Changes in the Equity due to the transaction	% Participation Sold in the Year	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
PARTICIPACIONES ARENAL, S.L.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	0.00%	7-Aug-18	SUBSIDIARY
CAIXASABADELL TINELIA, S.L.	MERGER	INVESTMENT COMPANY	-	-	100.00%	0.00%	18-Jul-18	SUBSIDIARY
HABITATGES INVERVIC, S.L.	LIQUIDATION	REAL ESTATE	-	-	35.00%	0.00%	22-Feb-18	SUBSIDIARY
PROCAMVASA, S.A.	LIQUIDATION	REAL ESTATE	-	-	51.00%	0.00%	4-May-18	SUBSIDIARY
CATALUNYACAIXA ASSEGURANCES GENERALS, S.A.	MERGER	INSURANCES SERVICES	-	-	100.00%	0.00%	23-Jan-18	SUBSIDIARY
VOLJA LUX, SARL	LIQUIDATION	INVESTMENT COMPANY	-	-	71.78%	0.00%	29-Jan-19	SUBSIDIARY
CX PROPIETAT, FII	LIQUIDATION	REAL ESTATE INVESTMENT	-	-	94.96%	0.00%	30-Jun-18	SUBSIDIARY
VOLJA PLUS SL	LIQUIDATION	INVESTMENT COMPANY	-	-	75.40%	0.00%	1-Oct-18	SUBSIDIARY
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS SA	LIQUIDATION	REAL ESTATE	-	-	100.00%	0.00%	20-Dec-18	SUBSIDIARY
SCALDIS FINANCE, S.A.	LIQUIDATION	INVESTMENT COMPANY	-	-	100.00%	0.00%	1-Apr-18	SUBSIDIARY
ONUTPEN 2018 SL	DISPOSAL	INVESTMENT COMPANY	-	-	100.00%	0.00%	31-Oct-18	SUBSIDIARY
DOMICILIA TREBOLBLUE SA	MERGER	OTHER HOLDING	-	-	100.00%	0.00%	19-Dec-18	SUBSIDIARY

Changes and notification of participations in the BBVA Group in 2018 (continued)

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Millions of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Year	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)	Category
LEVENT YAPILANDIRMA YONETIMI AS	FOUNDING	SERVICES	-	-	22.13%	22.13%	14-Dec-18	ASSOCIATED
ATOM BANK PLC	INCREASE TO WHICH OTHER MEMERS DO NOT ASSIST	BANKING	99	-	9.16%	39.06%	01-May-18	ASSOCIATED
SR2 SOCIEDAD DE MEDIOS DE PAGO S.A.	FOUNDING AND SPLIT	PAYMENT ENTITIES	1	-	28.72%	28.72%	01-Jan-18	ASSOCIATED
SOCIEDADE ALTITUDE SOFTWARE-SISTEMA E SERCIÇOS SA	FOUNDING	SERVICES	-	-	31.55%	31.55%	02-Apr-18	JOINT VENTURE
SISTEMAS DE TARJETAS Y MEDIOS DE PAGO SA	FOUNDING	PAYMENT ENTITIES	-	-	18.11%	18.11%	30-Apr-18	ASSOCIATED
SOLARISBANK AG	ACQUISITION	BANKING	38	-	18.76%	18.76%	01-Oct-18	ASSOCIATED
ANTHEMIS BBVA VENTURE PARTNERSHIP LLP	FOUNDING	INVESTMENT COMPANY	-	-	75.00%	75.00%	01-Dec-18	JOINT VENTURE
COMPAÑIA PERUANA DE MEDIOS DE PAGO SAC (VISANET PERU)	CAPITAL INCREASE	ELECTRONIC MONEY ENTITIES	-	-	0.68%	20.96%	01-Aug-18	ASSOCIATED

Changes and notification of participations in the BBVA Group in 2018 (continued)

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Millions of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Year	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)	Category
FIDEICOMISO F/404180-2 BBVA BANCOMER SERVICIOS GOLF ZIBATA	DISPOSAL	REAL ESTATE	-	30.00%	-	15-Feb-18	JOINT VENTURE
SISTARBANC S.R.L.	DISPOSAL	FINANCIAL SERVICES	-	26.66%	-	13-Sep-18	ASSOCIATE
FIDEICOMISO F 403853- 5 BBVA BANCOMER SERVICIOS ZIBATA	DISPOSAL	REAL ESTATE	22	30.00%	-	15-Feb-18	JOINT VENTURE
OPERADORA ZIBATA S. DE R.L. DE C.V.	DISPOSAL	SERVICES	-	30.00%	-	15-Feb-18	ASSOCIATE
FERROMOVIL 3000, S.L.	DISPOSAL	SERVICES	12	20.00%	-	29-May-18	JOINT VENTURE
FERROMOVIL 9000, S.L.	DISPOSAL	SERVICES	8	20.00%	-	29-May-18	JOINT VENTURE
DIVARIAN PROPIEDAD, S.A.U.	DISPOSAL	REAL ESTATE	-	80.00%	20.00%	10-Oct-18	ASSOCIATE
TELEFONICA FACTORING CHILE, S.A.	DISPOSAL	FINANCIAL SERVICES	-	24.30%	-	06-Jul-18	ASSOCIATE
ALTITUDE SOFTWARE SGPS, S.A.	MERGER	SERVICES	-	31.55%	-	01-Apr-18	JOINT VENTURE
METROVACESA SA	DISPOSAL	REAL ESTATE	2	7.66%	20.85%	06-Feb-18	ASSOCIATE
TESTA RESIDENCIAL SOCIMI SAU	DISPOSAL	REAL ESTATE INVESTMENT TRUST	28	26.87%	-	21-Dec-18	ASSOCIATE
PARQUE RIO RESIDENCIAL, S.L.	DISPOSAL	REAL ESTATE	8	50.00%	-	27-Apr-18	JOINT VENTURE
AVANTESPACIA INMOBILIARIA, S.L.	DISPOSAL	REAL ESTATE	3	30.01%	-	28-Dec-18	JOINT VENTURE
BATEC ORTO DISTRIBUCION S.L.	LIQUIDATION	COMMERCIAL	-	100.00%	-	07-Jun-18	JOINT VENTURE
HABITATGES CIMIPRO, S.L.	LIQUIDATION	REAL ESTATE	-	50.00%	-	12-Mar-18	JOINT VENTURE
SOLARVOLAR, S.L.	LIQUIDATION	REAL ESTATE	-	45.00%	-	08-Feb-18	JOINT VENTURE
PROMOCIONES MIES DEL VALLE, S.L.	DILUTION EFFECT	REAL ESTATE	-	51.00%	-	01-Oct-18	JOINT VENTURE
TEIN CENTRO TECNOLOGICO DEL PLASTICO, S.L.	DILUTION EFFECT	SERVICES	-	40.00%	-	01-Sep-18	JOINT VENTURE
HABITATGES SOCIALS DE CALAF S.L	DISPOSAL	REAL ESTATE	-	40.00%	-	04-Apr-18	JOINT VENTURE
SR2 SOCIEDAD DE MEDIOS DE PAGO S.A.	MERGER	PAYMENT ENTITIES	-	28.72%	-	01-Apr-18	ASSOCIATE

APPENDIX IV Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of December 31, 2018

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BBVA BANCO CONTINENTAL SA	BANKING	-	46.12	46.12
BANCO PROVINCIAL SA - BANCO UNIVERSAL	BANKING	1.46	53.75	55.21
INVERSIONES BANPRO INTERNATIONAL INC NV	INVESTMENT COMPANY	48.00	-	48.00
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
COMERCIALIZADORA CORPORATIVA SAC	FINANCIAL SERVICES	-	50.00	50.00
DISTRITO CASTELLANA NORTE, S.A.	REAL ESTATE	-	75.54	75.54
GESTION DE PREVISION Y PENSIONES SA	PENSION FUND MANAGEMENT	60.00	-	60.00
URBANIZADORA SANT LLORENC SA	NO ACTIVITY	60.60	-	60.60
F/403035-9 BBVA HORIZONTES RESIDENCIAL	REAL ESTATE	-	65.00	65.00
F/253863 EL DESEO RESIDENCIAL	REAL ESTATE	-	65.00	65.00
DATA ARCHITECTURE AND TECHNOLOGY S.L.	SERVICES	-	51.00	51.00
FIDEICOMISO LOTE 6.1 ZARAGOZA	REAL ESTATE	-	59.99	59.99
F/11395 FIDEICOMISO IRREVOCABLE DE ADMINISTRACION CON DERECHO DE REVERSION	REAL ESTATE	-	42.40	42.40
VERIDAS DIGITAL AUTHENTICATION SOLUTIONS S.L.	SERVICES	-	51.00	51.00
GARANTI EMEKLILIK VE HAYAT AS	INSURANCES	-	84.91	84.91
FOMENTO Y DESARROLLO DE CONJUNTOS RESIDENCIALES S.L.	IN LIQUIDATION	-	60.00	60.00
BBVA INFORMATION TECHNOLOGY ESPAÑA SL	SERVICES	76.00	-	76.00
JALE PROCAM, S.L.	IN LIQUIDATION	-	50.00	50.00

APPENDIX V BBVA Group’s structured entities. Securitization funds

			Millions of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2018 (*)
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA SA	07/2008	300	80
AYT HIPOTECARIO MIXTO IV, FTA	BBVA SA	06/2005	100	18
AYT HIPOTECARIO MIXTO, FTA	BBVA SA	03/2004	100	13
BBVA CONSUMER AUTO 2018-1	BBVA SA	06/2018	800	746
BBVA CONSUMO 6 FTA	BBVA SA	10/2014	299	54
BBVA CONSUMO 7 FTA	BBVA SA	07/2015	1,450	572
BBVA CONSUMO 8 FT	BBVA SA	07/2016	700	502
BBVA CONSUMO 9 FT	BBVA SA	03/2017	1,375	1,229
BBVA EMPRESAS 4 FTA	BBVA SA	07/2010	1,700	37
BBVA LEASING 1 FTA	BBVA SA	06/2007	2,500	43
BBVA PYME 10 FT	BBVA SA	12/2015	780	201
BBVA RMBS 1 FTA	BBVA SA	02/2007	2,500	1,000
BBVA RMBS 10 FTA	BBVA SA	06/2011	1,600	1,150
BBVA RMBS 11 FTA	BBVA SA	06/2012	1,400	1,006
BBVA RMBS 12 FTA	BBVA SA	12/2013	4,350	3,197
BBVA RMBS 13 FTA	BBVA SA	07/2014	4,100	3,138
BBVA RMBS 14 FTA	BBVA SA	11/2014	700	488
BBVA RMBS 15 FTA	BBVA SA	05/2015	4,000	3,185
BBVA RMBS 16 FT	BBVA SA	05/2016	1,600	1,345
BBVA RMBS 17 FT	BBVA SA	11/2016	1,800	1,576
BBVA RMBS 18 FT	BBVA SA	11/2017	1,800	1,686
BBVA RMBS 2 FTA	BBVA SA	03/2007	5,000	1,858
BBVA RMBS 3 FTA	BBVA SA	07/2007	3,000	1,414
BBVA RMBS 5 FTA	BBVA SA	05/2008	5,000	2,350
BBVA RMBS 9 FTA	BBVA SA	04/2010	1,295	844
BBVA VELA SME 2017-1	BBVA SA	06/2017	3,000	1,321
BBVA VELA SME 2018	BBVA SA	03/2018	1,950	1,387
BBVA-5 FTPYME FTA	BBVA SA	11/2006	1,900	11
BBVA-6 FTPYME FTA	BBVA SA	06/2007	1,500	13
FTA TDA-22 MIXTO	BBVA SA	12/2004	112	24
FTA TDA-27	BBVA SA	12/2006	275	87
FTA TDA-28	BBVA SA	07/2007	250	88
GAT ICO FTVPO 1, F.T.H	BBVA SA	jun.-09	358	84
GC FTGENCAT TARRAGONA 1 FTA	BBVA SA	06/2008	283	23
HIPOCAT 10 FTA	BBVA SA	07/2006	1,500	291
HIPOCAT 11 FTA	BBVA SA	03/2007	1,600	299
HIPOCAT 7 FTA	BBVA SA	06/2004	1,400	221
HIPOCAT 8 FTA	BBVA SA	05/2005	1,500	261
HIPOCAT 9 FTA	BBVA SA	11/2005	1,000	201
TDA 19 FTA	BBVA SA	03/2004	200	25
TDA 20-MIXTO, FTA	BBVA SA	06/2004	100	15
TDA 23 FTA	BBVA SA	03/2005	300	53
TDA TARRAGONA 1 FTA	BBVA SA	12/2007	397	116
VELA CORPORATE 2018-1	BBVA SA	12/2018	1,000	916

			Millions of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2018 (*)
FTA TDA-18 MIXTO	BBVA, S.A.	nov.-03	91	12
HIPOCAT 6 FTA	BBVA, S.A.	jul.-03	850	108
(*) Solvency scope.

APPENDIX VI Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2018, 2017 and 2016

Outstanding as of December 31, 2018, 2017, and 2016 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date(*)	Currency	December 2018	December 2017	December 2016	Prevailing Interest Rate as of December 31, 2018	Maturity Date
Issues in Euros
BBVA, S.A
February-07	EUR	-	255	255	0.47%	16-Feb-22
March-08	EUR	125	125	125	6.03%	3-Mar-33
July-08	EUR	100	100	100	6.20%	4-Jul-23
February-14	EUR	1,500	1,500	1,500	7.00%	Perpetual
April-14	EUR	1,494	1,494	-	3.50%	11-Apr-24
February-15	EUR	1,500	1,500	1,500	6.75%	Perpetual
April-16	EUR	1,000	1,000	1,000	8.88%	Perpetual
February-17	EUR	1,000	997	-	3.50%	10-Feb-27
February-17	EUR	165	165	-	4.00%	24-Feb-32
May-17	EUR	150	150	-	2.54%	24-May-27
May-17	EUR	500	500	-	5.88%	Perpetual
September-18	EUR	990	-	-	5.87%	Perpetual
Various	EUR	384	386	277
Subtotal	EUR	8,906	8,171	4,756
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
October-05	EUR	-	99	99	0.47%	13-Oct-20
April-07	EUR	-	-	68	0.57%	4-Apr-22
May-08	EUR	-	-	50	3.00%	19-May-23
July-08	EUR	-	20	20	6.11%	22-Jul-18
April-14	EUR	-	-	1,500	3.50%	11-Apr-24
Subtotal	EUR	-	119	1,737
Others	EUR	-	-	-
Total issued in Euros	EUR	8,906	8,290	6,493
(*) The issuances of BBVA Subordinated Capital, S.A.U. are jointly, severally and unconditionally guaranteed by the Bank.

Outstanding as of December 31, 2018, 2017, and 2016 of subordinated issues (continued)

		Millions of Euros
Issuer Entity and Issued Date	Currency	December 2018	December 2017	December 2016	Prevailing Interest Rate as of December 31, 2018	Maturity Date
Issues in foreign currency
BBVA, S.A
May-13	USD	-	1,251	1,423	9.00%	Perpetual
March-17	USD	105	100	-	5.70%	31-Mar-32
November-17	USD	873	834	-	6.13%	Perpetual
May-18	USD	260	-	-	5.25%	29-May-33
Subtotal	USD	1,238	2,185	1,423
May-17	CHF	18	17	-	1.60%	24-May-27
Subtotal	CHF	18	17	-
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	169	162	189	7.00%	1-Dec-25
Subtotal	USD	169	162	189
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	-	574	609		Various
Subtotal	CLP	-	574	609
BBVA BANCOMER, S.A. de C.V.
May-07	USD	-	-	474	6,01%	17-May-22
April-10	USD	874	831	947	7.25%	22-Apr-20
March-11	USD	1,092	1,039	1,184	6.50%	10-Mar-21
July-12	USD	1,311	1,247	1,421	6.75%	30-Sep-22
November-14	USD	175	166	189	5.35%	12-Nov-29
Jan-18	USD	874	-	-	5.13%	18-Jan-33
Subtotal	USD	4,325	3,283	4,214
BBVA PARAGUAY
November-14	USD	19	17	19	6.75%	05-Nov-21
November-15	USD	23	21	24	6.70%	22-Nov-22
Subtotal	USD	42	38	43
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	-	-	47	3.13%	17-Mar-34
Subtotal	USD	-	-	47
(*) The issuances of BBVA Global Finance, Ltd, are guaranteed (secondary liability) by the Bank

Outstanding as of December 31, 2018, 2017, and 2016 of subordinated issues

		Millions of Euros
Issuer Entity and Issued Date (continued)	Currency	December 2018	December 2017	December 2016	Prevailing Interest Rate as of December 31, 2018	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	-	-	14	3.32%	30-Sep-33
Subtotal	USD	-	-	14
STATE NATIONAL STATUTORY TRUST II
March-04	USD	-	-	9	3.07%	17-Mar-34
Subtotal	USD	-	-	9
TEXASBANC CAPITAL TRUST I
June-04	USD	-	-	24	2.88%	23-Jul-34
Subtotal	USD	-	-	24
COMPASS BANK
March-05	USD	199	190	212	5.50%	1-Apr-20
March-06	USD	62	59	65	5.90%	1-Apr-26
September-07	USD	-	-	332	6.40%	1-Oct-17
April-15	USD	611	584	655	3.88%	10-Apr-25
Subtotal	-	872	833	1,264
BBVA COLOMBIA, S.A.
September-11	COP	-	28	32	8.31%	19-Sep-18
September-11	COP	28	30	33	8.48%	19-Sep-21
September-11	COP	42	44	49	8.72%	19-Sep-26
February-13	COP	53	56	63	7.65%	19-Feb-23
February-13	COP	44	46	52	7.93%	19-Feb-28
November-14	COP	24	25	28	8.53%	26-Nov-26
November-14	COP	43	45	51	8.41%	26-Nov-34
January-00	COP	(9)	-	-
December-15	COP	(9)	-	-
Subtotal	COP	215	273	308
April-15	USD	332	313	379	4.88%	21-Apr-25
Subtotal	USD	332	313	379
BANCO CONTINENTAL, S.A.
September-07	USD	-	-	19	2.16%	24-Sep-17
Subtotal	USD	-	-	19
May-07	PEN	-	-	11	5.85%	7-May-22
May-07	PEN	17	17	19	6.00%	14-May-27
June-07	PEN	20	20	21	3.47%	18-Jun-32
November-07	PEN	18	18	19	3.56%	19-Nov-32
February-08	PEN	18	17	19	6.47%	28-Feb-28
July-08	PEN	16	16	17	3.06%	8-Jul-23
September-08	PEN	17	17	18	3.09%	9-Sep-23
December-08	PEN	10	10	11	4.19%	15-Dec-33
October-13	PEN	40	38	43	6.53%	2-oct.-28
September-14	PEN	252	244	273	5.25%	22-sep.-29
Subtotal	PEN	410	395	451
TURKIYE GARANTI BANKASI A.S
May-17	USD	652	623	-	6.13%	24-May-27
Subtotal	USD	652	623	-
Total issues in foreign currencies(Millions of Euros)		8,274	8,695	8,994

Outstanding as of December 31, 2018, 2017, and 2016 of subordinated issues (Millions of euros)

	December 2018		December 2017		December 2016
Issuer Entity and Issued Date	Currency	Amount Issued	Currency	Amount Issued	Currency	Amount Issued
BBVA S.A
December 2007	EUR	-	EUR	-	EUR	14
BBVA COLOMBIA SA	-	-	-	-	-	-
December 1993	COP	19	PESO COL	-	PESO COL	-
BBVA PARAGUAY, S.A.	-	-	-	-	-	-
September 2005	-	-	EUR	-	EUR	86
September 2006	-	-	EUR	-	EUR	164
April 2007	-	-	USD	-	USD	569
BBVA International Preferred, S.A.U.	-	-	-	-	-	-
July 2007	GBP	35	GBP	35	GBP	36
Phoenix Loan Holdings Inc.	-	-	-	-	-	-
December 2000	USD	18	USD	18	USD	22
Caixa Terrasa Societat de Participacion	-	-	-	-	-	-
August 2005	EUR	52	EUR	51	EUR	51
Caixasabadell Preferents, S.A.	-	-	-	-	-	-
December 2004	-	-	-	-	EUR	-
July 2006	EUR	56	EUR	56	EUR	53
Others	-	-	-	1	-	1

APPENDIX VII Consolidated balance sheets held in foreign currency as of December 31, 2018, 2017 and 2016.

December 2018 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	15,184	6,869	476	5,547	28,076
Financial assets held for trading	3,133	15,500	366	3,614	22,614
Non- Trading financial assets mandatorily at fair value through profit or loss	650	2,303	3	58	3,014
Financial assets at fair value through comprehensive income	16,566	4,704	3,031	2,931	27,232
Financial assets at amortized cost	101,366	47,550	28,094	34,075	211,085
Joint ventures and associates	5	54	-	267	326
Tangible assets	670	1,964	1,007	850	4,490
Other assets	3,444	2,911	1,361	2,879	10,595
Total	141,019	81,856	34,336	50,221	307,433
Liabilities
Financial liabilities held for trading	2,372	13,626	360	1,507	17,864
Financial liabilities at amortized cost	136,307	48,169	20,878	37,342	242,696
Other liabilities	3,874	6,081	750	7,200	17,904
Total	142,552	67,876	21,987	46,049	278,464

December 2017 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	17,111	4,699	827	4,264	26,902
Financial assets held for trading	2,085	14,961	484	4,583	22,113
Available-for-sale financial assets	14,218	8,051	4,904	3,010	30,183
Loans and receivables	93,069	39,717	32,808	34,488	200,081
Investments in entities accounted for using the equity method	5	124	-	147	276
Tangible assets	659	1,953	1,289	673	4,573
Other assets	7,309	5,041	4,426	18,662	35,438
Total	134,456	74,546	44,738	65,826	319,566
Liabilities
Financial liabilities held for trading	935	5,714	506	533	7,688
Financial liabilities at amortized cost	135,546	51,492	27,079	39,062	253,178
Other liabilities	3,907	8,720	1,039	16,593	30,259
Total	140,387	65,926	28,623	56,188	291,124

December 2016 (Millions of euros)
	USD	Mexican Pesos	Turkish Lira	Other Foreign Currencies	Total Foreign Currencies
Assets
Cash, cash balances at central banks and other demand deposits	15,436	4,947	426	4,547	25,357
Financial assets held for trading	5,048	15,541	732	2,695	24,016
Available-for-sale financial assets	18,525	9,458	4,889	5,658	38,530
Loans and receivables	109,167	41,344	34,425	46,629	231,565
Investments in entities accounted for using the equity method	5	135	-	106	247
Tangible assets	788	2,200	1,376	844	5,207
Other assets	4,482	5,214	5,219	4,358	19,273
Total	153,451	78,839	47,066	64,839	344,194
Liabilities
Financial liabilities held for trading	3,908	5,957	693	1,426	11,983
Financial liabilities at amortized cost	150,035	53,185	28,467	53,858	285,546
Other liabilities	1,812	8,774	1,418	1,957	123,961
Total	155,755	67,916	30,578	57,241	311,490

APPENDIX VIII. Quantitative information on refinancing and restructuring operations and other requirement under Bank of Spain Circular 6/2012

a)   Quantitative information on refinancing and restructuring operations

The breakdown of refinancing and restructuring operations as of December 31, 2018, 2017 and 2016 is as follows:

	DECEMBER 2018 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	75	111	46	64	52	-	15
Other financial corporations and individual entrepreneurs (financial business)	252	13	29,360	5	3	-	6
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	44,271	4,483	15,493	4,177	2,200	221	3,148
Of which: financing the construction and property (including land)	734	258	1,627	962	501	12	517
Rest homes (*)	193,061	1,326	355,466	6,990	5,083	150	1,716
Total	237,659	5,933	400,365	11,236	7,338	371	4,885

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	46	65	12	16	8	-	10
Other financial corporations and individual entrepreneurs (financial business)	133	4	29,320	4	2	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	25,420	2,723	9,922	2,777	1,192	100	2,773
Of which: financing the construction and property (including land)	631	200	1,145	656	254	1	477
Rest homes (*)	116,916	741	42,403	3,673	2,435	26	1,414
Total	142,515	3,533	81,657	6,470	3,636	126	4,202

(*)  Number of operations does not include Garanti Bank.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €682 million of collective impairment losses and €4,202 million of specific impairment losses.

	DECEMBER 2017 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	69	105	135	430	112	302	18
Other financial corporations and individual entrepreneurs (financial business)	4,727	36	93	8	1	-	21
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	113,464	4,672	17,890	6,258	3,182	251	3,579
Of which: financing the construction and property (including land)	1,812	398	3,495	2,345	1,995	-	1,327
Rest homes (*)	163,101	1,325	109,776	8,477	6,891	18	1,373
Total	281,361	6,138	127,894	15,173	10,186	571	4,991

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	50	72	45	29	22	-	16
Other financial corporations and individual entrepreneurs (financial business)	126	5	16	2	+	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	95,427	2,791	10,994	4,144	1,983	66	3,361
Of which: financing the construction and property (including land)	1,538	208	2,779	1,961	1,273	-	1,282
Rest homes (*)	105,468	747	47,612	4,330	3,270	6	1,231
Total	201,071	3,615	58,667	8,506	5,275	72	4,612

(*)  Number of operations does not include Garanti Bank.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €378 million of collective impairment losses and €4,612 million of specific impairment losses.

	DECEMBER 2016 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	24	8	112	711	98	584	6
Other financial corporations and individual entrepreneurs (financial business)	3,349	59	71	18	5	-	8
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	125,328	5,057	25,327	9,643	4,844	124	5,310
Of which: financing the construction and property (including land)	1,519	496	5,102	4,395	694	-	2,552
Rest homes (*)	116,961	1,550	103,868	9,243	7,628	18	1,474
Total	245,662	6,674	129,378	19,615	12,576	726	6,798

	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	-	-	-	-	-	-	-
General Governments	12	8	53	33	27	-	4
Other financial corporations and individual entrepreneurs (financial business)	131	8	22	2	-	-	5
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	103,310	2,857	16,327	6,924	3,002	53	4,986
Of which: financing the construction and property (including land)	1,191	304	4,188	3,848	494	-	2,499
Rest homes (*)	72,199	672	47,767	4,366	3,271	3	1,285
Total	175,652	3,545	64,169	11,325	6,300	57	6,281

(*)  Number of operations does not include Garanti Bank.

Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

The accumulated impairment or accumulated losses in fair value due to credit risk correspond to €517 million of collective impairment losses and €6,281 million of specific impairment losses.

In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.

The table below provides a roll forward of refinanced assets during 2018 and 2017:

Refinanced assets Roll forward. December 2018 (Millions of euros)
	Stages 1&2		Stage 3		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	9,191	378	12,120	4,612	21,311	4,991
(+) Additions	1,599	397	1,417	767	3,017	1,164
(-) Decreases (payments or repayments)	(1,098)	(47)	(2,280)	(1,282)	(3,378)	(1,330)
(-) Foreclosures	-	-	(339)	(216)	(339)	(216)
(-) Write-offs	(2)	(1)	(857)	(606)	(859)	(607)
(+)/(-) Other	(2,524)	(45)	(58)	927	(2,582)	882
Ending Balance	7,166	682	10,003	4,202	17,169	4,885

Refinanced assets Roll forward. December 2017 (*) (Millions of euros)
	Normal		Impaired		TOTAL
	Risk	Coverage	Risk	Coverage	Risk	Coverage
Balance at the beginning	11,418	517	14,869	6,281	26,288	6,798
(+) Additions	3,095	182	1,614	599	4,709	781
(-) Decreases (payments or repayments)	(2,462)	(145)	(2,754)	(1,180)	(5,216)	(1,325)
(-) Foreclosures	(2)	-	(463)	(267)	(465)	(267)
(-) Write-offs	(63)	(2)	(1,667)	(1,413)	(1,730)	(1,415)
(+)/(-) Other	(2,795)	(174)	521	593	(2,275)	419
Ending Balance	9,191	378	12,120	4,612	21,311	4,991

(*)  Data presenting under the accounting regulation that applied in 2017.

The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of December 31, 2018 and 2017:

Forbearance operations. Breakdown by segments (Millions of euros)
	December 2018	December 2017	December 2016
Credit institutions	-	-	-
Central governments	160	518	713
Other financial corporations and individual entrepreneurs (financial activity)	13	24	69
Non-financial corporations and individual entrepreneurs (non-financial activity)	5,512	7,351	9,390
Of which: Financing the construction and property development (including land)	702	1,416	2,339
Households	6,600	8,428	9,319
Total carrying amount	12,284	16,321	19,491
Financing classified as non-current assets and disposal groups held for sale	-	-	-

NPL ratio by type of renegotiated loan

The non performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.

As of December 31, 2018, the non performing ratio for each of the portfolios of renegotiated loans is as follows:

December 2018. NPL ratio renegotiated loan portfolio
Ratio of Impaired loans - Past due
General governments	47%
Commercial	64%
Of which: Construction and developer	70%
Other consumer	53%

December 2017. NPL ratio renegotiated loan portfolio
Ratio of Impaired loans - Past due
General governments	19%
Commercial	63%
Of which: Construction and developer	79%
Other consumer	52%

b)   Qualitative information on the concentration of risk by activity and guarantees

Loans and advances to customers by activity (carrying amount)

December 2018 (Millions OF Euros)
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	30,488	1,056	7,750	1,729	1,856	1,119	3,514	588
2 Other financial institutions	20,802	233	12,549	1,167	221	93	11,209	92
3 Non-financial institutions and individual entrepreneurs	173,493	29,001	32,371	25,211	11,121	9,793	5,087	10,160
3.1 Construction and property development	14,323	5,226	2,539	1,979	2,556	2,140	486	605
3.2 Construction of civil works	7,775	1,082	620	703	285	195	200	319
3.3 Other purposes	151,394	22,694	29,212	22,529	8,281	7,459	4,401	9,235
3.3.1 Large companies	97,132	9,912	19,069	13,918	3,979	4,019	2,245	4,820
3.3.2 SMEs (**) and individual entrepreneurs	54,262	12,782	10,143	8,611	4,302	3,440	2,156	4,416
4 Rest of households and NPISHs (***)	163,068	109,578	5,854	21,974	27,860	33,200	21,490	10,908
4.1 Housing	111,007	105,817	2,419	19,981	26,384	32,122	19,345	10,404
4.2 Consumption	40,124	522	2,600	489	587	306	1,597	142
4.3 Other purposes	11,938	3,239	835	1,505	888	772	547	362
6 TOTAL	387,850	139,868	58,524	50,082	41,058	44,206	41,300	21,747
MEMORANDUM:
Forbearance operations (****)	12,284	8,325	523	1,508	1,421	1,769	1,527	2,623

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises

(***)  Nonprofit institutions serving households.

(****) Net of provisions

December 2017 (Millions of euros)
				Collateralized Credit Risk. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	32,294	998	7,167	1,540	179	475	532	5,440
2 Other financial institutions	18,669	319	12,910	314	277	106	11,349	1,183
3 Non-financial institutions and individual entrepreneurs	172,338	39,722	24,793	11,697	5,878	5,183	9,167	32,591
3.1 Construction and property development	14,599	10,664	1,066	1,518	876	1,049	1,313	6,974
3.2 Construction of civil works	7,733	1,404	521	449	358	289	162	667
3.3 Other purposes	150,006	27,654	23,206	9,729	4,644	3,845	7,692	24,950
3.3.1 Large companies	93,604	10,513	16,868	2,769	1,252	1,023	3,631	18,706
3.3.2 SMEs (**) and individual entrepreneurs	56,402	17,142	6,338	6,960	3,392	2,823	4,061	6,244
4 Rest of households and NPISHs (***)	165,024	114,558	8,395	19,762	22,807	25,595	22,122	32,667
4.1 Housing	114,709	111,604	128	18,251	22,222	25,029	21,154	25,076
4.2 Consumption	40,705	670	4,784	1,058	256	192	316	3,632
4.3 Other purposes	9,609	2,284	3,483	452	330	374	652	3,959
6 TOTAL	388,325	155,597	53,266	33,312	29,142	31,359	43,170	71,882
MEMORANDUM:
Forbearance operations (****)	16,321	6,584	5,117	1,485	1,315	1,871	1,580	5,451

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2016 (Millions of euros)
				Collateralized Credit Risk. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	34,820	4,722	3,700	380	715	1,266	2,740	3,320
2 Other financial institutions	17,181	800	8,168	650	464	319	6,846	690
3 Non-financial institutions and individual entrepreneurs	183,871	47,105	22,663	17,000	13,122	11,667	14,445	13,533
3.1 Construction and property development	19,283	12,888	1,736	3,074	4,173	3,843	2,217	1,316
3.2 Construction of civil works	8,884	1,920	478	508	547	469	379	494
3.3 Other purposes	155,704	32,297	20,449	13,417	8,402	7,356	11,850	11,722
3.3.1 Large companies	107,550	16,041	16,349	7,311	5,149	4,777	7,160	7,993
3.3.2 SMEs (**) and individual entrepreneurs	48,154	16,257	4,100	6,106	3,253	2,579	4,689	3,729
4 Rest of households and NPISHs (***)	178,781	129,590	5,257	21,906	24,764	34,434	34,254	19,489
4.1 Housing	127,606	124,427	477	18,802	23,120	32,713	32,148	18,122
4.2 Consumption	44,504	3,181	3,732	2,535	1,278	1,230	1,322	547
4.3 Other purposes	6,671	1,982	1,048	569	366	491	784	820
6 TOTAL	414,654	182,216	39,789	39,936	39,065	47,687	58,286	37,032
MEMORANDUM:
Forbearance operations (****)	19,491	8,031	6,504	3,703	1,845	2,316	2,091	4,580

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

The information of the main geographic areas is as follows:

December 2018 (Millions Of Euros) BBVA, S.A.
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	17,828	390	572	68	209	94	575	15
2 Other financial institutions	16,079	103	11,161	70	19	4	11,159	12
3 Non-financial institutions and individual entrepreneurs	74,558	12,614	1,592	4,674	3,935	2,622	1,282	1,692
3.1 Construction and property development	2,206	2,069	22	544	705	493	199	150
3.2 Construction of civil works	4,877	991	70	327	247	178	63	246
3.3 Other purposes	67,475	9,554	1,500	3,803	2,984	1,952	1,019	1,296
3.3.1 Large companies	44,529	2,843	318	1,086	789	497	272	517
3.3.2 SMEs (**) and individual entrepreneurs	22,947	6,711	1,182	2,717	2,195	1,455	747	779
4 Rest of households and NPISHs (***)	94,129	79,755	413	15,476	19,737	22,511	13,128	9,315
4.1 Housing	79,054	77,061	136	14,623	18,946	21,768	12,803	9,056
4.2 Consumption	10,321	131	147	66	58	77	43	34
4.3 Other purposes	4,754	2,563	130	786	733	667	282	225
6 TOTAL	202,594	92,861	13,738	20,289	23,901	25,231	26,143	11,035
MEMORANDUM:
Forbearance operations (****)	9,143	7,308	85	1,173	1,189	1,365	1,225	2,441

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions Of Euros) Bancomer
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	5,725	-	2,612	762	730	88	720	312
2 Other financial institutions	1,279	4	788	714	12	39	17	9
3 Non-financial institutions and individual entrepreneurs	22,608	85	17,107	12,662	833	878	815	2,004
3.1 Construction and property development	883	4	547	220	148	91	63	29
3.2 Construction of civil works	354	3	257	208	5	7	25	14
3.3 Other purposes	21,371	78	16,303	12,233	680	781	726	1,961
3.3.1 Large companies	11,762	0	9,918	8,294	265	571	311	476
3.3.2 SMEs (**) and individual entrepreneurs	9,609	78	6,385	3,939	415	209	415	1,485
4 Rest of households and NPISHs (***)	20,198	8,714	5	901	1,833	3,874	1,847	264
4.1 Housing	8,714	8,714	-	900	1,833	3,874	1,847	261
4.2 Consumption	10,897	-	-	-	-	-	-	-
4.3 Other purposes	587	-	5	2	0	0	0	3
6 TOTAL	49,810	8,804	20,511	15,038	3,409	4,880	3,399	2,589
MEMORANDUM:
Forbearance operations (****)	486	236	148	128	51	82	89	34

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions Of Euros) Compass Bank
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	908	129	693	161	179	163	267	52
2 Other financial institutions	1,867	35	263	253	7	17	6	15
3 Non-financial institutions and individual entrepreneurs	27,998	5,277	11,827	5,035	4,185	3,563	1,337	2,984
3.1 Construction and property development	8,002	1,731	1,852	924	1,300	1,154	81	124
3.2 Construction of civil works	297	6	265	150	18	5	98	-
3.3 Other purposes	19,699	3,540	9,711	3,961	2,866	2,405	1,158	2,860
3.3.1 Large companies	16,293	2,790	8,074	3,317	2,331	1,876	903	2,438
3.3.2 SMEs (**) and individual entrepreneurs	3,406	750	1,637	645	536	529	255	422
4 Rest of households and NPISHs (***)	20,971	11,184	3,475	2,934	2,576	5,501	3,609	38
4.1 Housing	13,364	10,989	2,255	2,198	2,146	5,317	3,559	23
4.2 Consumption	4,051	0	664	169	337	124	31	3
4.3 Other purposes	3,556	195	555	566	93	60	19	12
6 TOTAL	51,744	16,625	16,259	8,384	6,947	9,244	5,219	3,090
MEMORANDUM:
Forbearance operations (****)	625	241	237	55	97	213	109	5

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions Of Euros) Garanti Bank
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	94	-	-	-	-	-	-	-
2 Other financial institutions	529	63	29	1	21	31	20	18
3 Non-financial institutions and individual entrepreneurs	24,485	5,812	427	1,724	1,381	1,901	521	712
3.1 Construction and property development	2,184	921	53	238	287	306	83	60
3.2 Construction of civil works	1,912	-	-	-	-	-	-	-
3.3 Other purposes	20,390	4,891	374	1,487	1,094	1,595	437	652
3.3.1 Large companies	10,900	2,261	102	877	293	735	182	275
3.3.2 SMEs (**) and individual entrepreneurs	9,490	2,630	272	610	800	860	255	377
4 Rest of households and NPISHs (***)	11,030	3,404	28	958	2,367	71	32	3
4.1 Housing	3,597	3,234	0	902	2,295	35	2	1
4.2 Consumption	7,151	62	26	35	38	13	1	1
4.3 Other purposes	281	107	2	20	34	24	29	1
6 TOTAL	36,138	9,279	483	2,683	3,769	2,003	573	733
MEMORANDUM:
Forbearance operations (****)	1,372	149	1	0	0	56	65	29

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

December 2018 (Millions Of Euros) Other Entities
				Collateralized loans and receivables -Loans and advances to customers. Loan to value
	Total (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 General governments	5,932	538	3,873	738	737	774	1,952	209
2 Other financial institutions	1,048	28	307	129	161	3	7	36
3 Non-financial institutions and individual entrepreneurs	23,844	5,214	1,418	1,116	787	829	1,133	2,767
3.1 Construction and property development	1,049	500	65	53	115	96	60	242
3.2 Construction of civil works	336	82	29	18	15	5	13	59
3.3 Other purposes	22,459	4,632	1,324	1,045	658	727	1,060	2,466
3.3.1 Large companies	13,648	2,018	656	344	301	340	576	1,113
3.3.2 SMEs (**) and individual entrepreneurs	8,811	2,613	667	701	356	387	484	1,353
4 Rest of households and NPISHs (***)	16,740	6,521	1,934	1,705	1,346	1,242	2,874	1,287
4.1 Housing	6,277	5,818	28	1,357	1,165	1,128	1,134	1,062
4.2 Consumption	7,704	328	1,763	218	154	93	1,522	104
4.3 Other purposes	2,759	375	143	130	27	21	218	121
6 TOTAL	47,564	12,300	7,533	3,688	3,032	2,847	5,966	4,300
MEMORANDUM:
Forbearance operations (****)	658	391	52	152	84	53	40	113

(*)    The amounts included in this table are net of impairment losses.

(**)   Small and medium enterprises.

(***)  Nonprofit institutions serving households.

(****) Net of provisions.

c)   Information on the concentration of risk by activity and geographical areas.

December 2018 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	113,978	35,728	33,440	31,234	13,575
General governments	123,382	53,686	11,081	50,092	8,523
Central Administration	87,611	35,691	10,756	32,735	8,428
Other	35,771	17,995	325	17,357	95
Other financial institutions	49,166	13,784	17,977	15,345	2,061
Non-financial institutions and individual entrepreneurs	226,487	70,536	24,565	87,419	43,967
Construction and property development	17,697	3,497	244	10,113	3,843
Construction of civil works	11,430	5,789	1,535	1,762	2,343
Other purposes	197,361	61,250	22,786	75,543	37,781
Large companies	137,150	36,964	22,114	53,423	24,649
SMEs and individual entrepreneurs	60,211	24,286	672	22,120	13,132
Other households and NPISHs	163,443	91,977	3,383	56,777	11,306
Housing	111,007	78,414	765	28,034	3,794
Consumer	40,124	10,303	629	22,036	7,155
Other purposes	12,312	3,259	1,989	6,707	357
TOTAL	676,456	265,710	90,447	240,867	79,432

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances, Debt securities, Equity instruments, Other equity securities, Derivatives and hedging derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

December 2017 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	70,141	10,606	34,623	13,490	11,422
General governments	121,863	55,391	11,940	44,191	10,341
Central Administration	83,673	35,597	11,625	26,211	10,240
Other	38,190	19,794	316	17,980	101
Other financial institutions	48,000	19,175	14,283	12,469	2,074
Non-financial institutions and individual entrepreneurs	228,227	78,507	20,485	80,777	48,458
Construction and property development	18,619	4,623	339	8,834	4,822
Construction of civil works	12,348	6,936	1,302	2,267	1,843
Other purposes	197,260	66,948	18,843	69,676	41,793
Large companies	134,454	43,286	17,470	48,016	25,681
SMEs and individual entrepreneurs	62,807	23,662	1,373	21,660	16,112
Other households and NPISHs	165,667	93,774	3,609	53,615	14,669
Housing	114,710	81,815	2,720	24,815	5,361
Consumer	40,705	8,711	649	22,759	8,587
Other purposes	10,251	3,248	241	6,041	721
TOTAL	633,899	257,453	84,940	204,542	86,964

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances, Debt securities, Equity instruments, Other equity securities, Derivatives and hedging derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

December 2016 (Millions of euros)
	TOTAL(*)	Spain	European Union Other	America	Other
Credit institutions	84,381	12,198	40,552	17,498	14,133
General governments	134,261	61,495	14,865	47,072	10,829
Central Administration	92,155	39,080	14,550	27,758	10,768
Other	42,105	22,415	315	19,314	61
Other financial institutions	47,029	16,942	14,881	12,631	2,576
Non-financial institutions and individual entrepreneurs	249,322	69,833	26,335	98,797	54,357
Construction and property development	23,141	5,572	371	11,988	5,209
Construction of civil works	14,185	6,180	2,493	3,803	1,709
Other purposes	211,996	58,080	23,471	83,005	47,439
Large companies	158,356	35,514	22,074	64,940	35,828
SMEs and individual entrepreneurs	53,640	22,566	1,397	18,065	11,611
Other households and NPISHs	179,051	96,345	3,796	62,836	16,073
Housing	127,607	85,763	3,025	32,775	6,044
Consumer	44,504	7,230	642	27,398	9,234
Other purposes	6,939	3,352	129	2,663	795
TOTAL	694,044	256,813	100,428	238,834	97,968

(*)  The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances, Debt securities, Equity instruments, Other equity securities, Derivatives and hedging derivatives, Investments in subsidiaries, joint ventures and associates and guarantees given and Contingent risks. The amounts included in this table are net of impairment losses.

APPENDIX IX Additional information on Risk Concentration

a) Sovereign risk exposure

The table below provides a breakdown of exposure to financial assets (excluding derivatives and equity instruments), as of December 31, 2018, 2017 and  2016 by type of counterparty and the country of residence of such counterparty. The below figures do not take into account accumulated other comprehensive  income, impairment losses or loan-loss provisions:

Risk Exposure by Countries (Millions of euros)
	Sovereign Risk
	December 2018	December 2017	December 2016
Spain	52,970	54,625	60,434
Turkey	7,998	9,825	10,478
Italy	9,249	9,827	12,206
France	122	383	518
Portugal	529	722	586
Germany	362	259	521
United Kingdom	51	41	17
Ireland	-	-	-
Greece	-	-	-
Rest of Europe	699	662	940
Subtotal Europe	71,981	76,343	85,699
Mexico	26,562	25,114	26,942
The United States	18,645	14,059	16,039
Venezuela	1	137	179
Rest of countries	4,910	5,809	3,814
Subtotal Rest of Countries	50,118	45,119	46,974
Total Exposure to Financial Instruments	122,099	121,462	132,674

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of December 31, 2018 and 2017 by type of financial instrument and the country of residence of the counterparty, under EBA (European Banking Authority) requirements:

Exposure to Sovereign Risk by European Union Countries. December 2018 (Millions of euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,237	43,236	1,264	57	(15)	(3,224)	1,130	(1,117)	46,568	79%
Italy	1,726	8,270	-	-	-	(795)	210	(298)	9,112	15%
France	591	77	-	-	-	150	1	(32)	787	1%
Germany	310	334	-	-	-	182	74	(87)	813	1%
Portugal	265	430	277	57	(57)	67	37	(26)	1,050	2%
United Kingdom	-	45	-	-	-	-	-	-	45	0%
Greece	-	-	-	-	-	-	-	-	-	0%
Hungary	-	-	-	-	-	-	-	-	-	0%
Ireland	-	548	-	-	-	-	-	-	548	1%
Rest of European Union	300	31	-	-	-	(36)	3	(3)	295	0%
Total Exposure to Sovereign Counterparties (European Union)	8,428	52,971	1,541	113	(71)	(3,656)	1,454	(1,563)	59,218	100%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,883 million as of December 31, 2018) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

Exposure to Sovereign Risk by European Union Countries. December 2017 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	7,065	14,029	5,754	22,101	1,513	62	(15)	591	1,082	(773)	51,410	75.3%
Italy	4,606	4,292	2,349	55	-	-	-	(57)	648	(237)	11,657	17.1%
France	622	8	-	27	-	-	-	329	15	(19)	983	1.4%
Germany	517	-	-	-	-	-	-	826	26	(17)	1,352	2.0%
Portugal	832	1	-	202	1,019	1	(44)	176	87	(53)	2,221	3.3%
United Kingdom	-	-	-	37	-	-	-	(2)	-	-	35	0.1%
Greece	-	-	-	-	-	-	-	-	-	-	-	-
Hungary	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-
Rest of European Union	38	505	-	32	-	-	-	31	5	(5)	607	0.9%
Total Exposure to Sovereign Counterparties (European Union)	13,681	18,835	8,103	22,453	2,533	64	(59)	1,896	1,863	(1,104)	68,265	100.0%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,474 million as of December 31, 2017) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

Exposure to Sovereign Risk by European Union Countries. December 2016 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives (2)						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81.4%
Italy	1,973	4,806	2,719	60	-	-	-	(1,321)	1,271	(866)	8,641	14.7%
France	250	-	-	28	-	-	-	(13)	46	(63)	248	0.4%
Germany	82	-	-	-	-	-	-	(5)	203	(249)	30	0.1%
Portugal	54	1	-	285	1,150	-	(215)	10	1	(6)	1,280	2.2%
United Kingdom	-	-	-	16	-	-	-	(9)	1	-	8	0.0%
Greece	-	-	-	-	-	-	-	-	-	-	-	0.0%
Hungary	-	-	-	-	-	-	-	-	-	-	-	0.0%
Ireland	-	-	-	-	-	-	-	-	-	-	-	0.0%
Rest of European Union	195	469	-	36	-	-	-	30	13	(6)	736	1.3%
Total Exposure to Sovereign Counterparties (European Union)	3,482	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100.0%

This table shows sovereign risk balances with EBA criteria. Therefore, sovereign risk of the Group’s insurance companies (€10,443 million as of December 31, 2016) is not included. Includes credit derivatives CDS (Credit Default Swaps) shown at fair value.

As of December 31, 2018, 2017 and 2016 the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

Maturities of Sovereign Risks European Union. December 2018 (Millions of euros)
	Debt securities	Loans and advances	Derivatives						Total	%
			Direct exposure			Indirect exposure
			Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	5,237	43,236	1,264	57	(15)	(3,224)	1,130	(1,117)	46,568	79%
Up to 1 Year	2,821	13,381	383	1	-	(3,224)	1,130	(1,117)	13,375	23%
1 to 5 Years	761	7,904	640	42	(8)	-	-	-	9,340	16%
Over 5 Years	1,654	21,950	242	13	(7)	-	-	-	23,853	40%
Rest of European Union	3,192	9,735	277	57	(57)	(431)	324	(446)	12,651	21%
Up to 1 Year	1,155	2,328	220	-	(5)	(865)	297	(355)	2,776	5%
1 to 5 Years	250	1,184	57	57	-	10	16	(24)	1,548	3%
Over 5 Years	1,787	6,224	-	-	(52)	423	12	(67)	8,327	14%
Total Exposure to European Union Sovereign Counterparties	8,428	52,971	1,541	113	(71)	(3,656)	1,454	(1,563)	59,218	100%

Maturities of Sovereign Risks European Union. December 2017 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	7,065	14,029	5,754	22,101	1,513	62	(15)	591	1,082	(773)	51,410	75%
Up to 1 Year	1,675	3,363	2,900	7,852	69	1	-	591	1,082	(773)	12,312	25%
1 to 5 Years	2,196	1,335	106	7,978	1,131	44	(1)	-	0	-	16,883	19%
Over 5 Years	3,195	9,332	2,747	6,271	314	17	(14)	-	-	-	22,215	32%
Rest of European Union	6,616	4,806	2,349	352	1,019	1	(44)	1,305	781	(331)	16,856	25%
Up to 1 Year	2,212	1,663	1,895	54	466	1	(6)	744	756	(252)	3,614	11%
1 to 5 Years	2,932	192	-	162	3	0	-	243	17	(21)	7,313	5%
Over 5 Years	1,473	2,951	454	137	550	-	(38)	318	8	(58)	5,928	8%
Total Exposure to European Union Sovereign Counterparties	13,681	18,835	8,103	22,453	2,533	64	(59)	1,896	1,863	(1,104)	68,265	100%

Maturities of Sovereign Risks European Union. December 2016 (Millions of euros)
	Debt securities			Loans and receivables	Derivatives						Total	%
					Direct exposure			Indirect exposure
	Financial Assets Held-for-Trading	Available-for-Sale Financial Assets	Held -to-maturity investment		Notional value	Fair value +	Fair value -	Notional value	Fair value +	Fair value -
Spain	927	13,385	8,063	24,835	1,786	88	(27)	(744)	993	(1,569)	47,737	81%
Up to 1 Year	913	889	1,989	9,087	-	-	-	(736)	993	(1,564)	11,571	20%
1 to 5 Years	1,272	3,116	3,319	7,059	1,209	32	(1)	(3)	-	-	16,004	27%
Over 5 Years	(1,259)	9,380	2,755	4,595	577	56	(27)	(6)	-	(4)	16,068	27%
Rest of European Union	2,554	5,275	2,719	424	1,150	-	(215)	(1,309)	1,534	(1,191)	10,943	19%
Up to 1 Year	(395)	38	-	2	-	-	-	(1,721)	1,507	(1,054)	(1,623)	-3%
1 to 5 Years	1,535	2,050	1,958	247	381	-	(12)	194	19	(50)	6,322	11%
Over 5 Years	1,414	3,186	761	175	770	-	(203)	218	8	(86)	6,243	11%
Total Exposure to European Union Sovereign Counterparties	3,482	18,660	10,783	25,259	2,936	88	(242)	(2,053)	2,527	(2,759)	58,680	100%

b) Concentration of risk on activities in the real-estate market in Spain

Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of December 31, 2018, 2017 and 2016, exposure to the construction sector and real-estate activities in Spain stood at €11,045, €11,981 and €15,285 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €3,183, €5,224 and €7,930 million, respectively, representing 1.7%, 2.9% and 5.0% of loans and advances to customers of the balance of business in Spain (excluding the general governments) and 0.5%, 0.8% and 1.1% of the total assets of the Consolidated Group.

Lending for real estate development of the loans as of December 31, 2018, 2017 and 2016 is shown below:

December 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	3,183	941	(537)
Of which: Impaired assets	875	440	(463)
Memorandum item:
Write-offs	2,619
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	183,196
Total consolidated assets (total business)	676,689
Impairment and provisions for normal exposures	4,938

December 2017. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	5,224	2,132	(1,500)
Of which: Impaired assets	2,660	1,529	(1,461)
Memorandum item:
Write-offs	2,289
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	174,014
Total consolidated assets (total business)	690,059
Impairment and provisions for normal exposures	(5,843)

December 2016. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	Gross Amount	Drawn Over the Guarantee Value	Accumulated impairment
Financing to construction and real estate development (including land) (Business in Spain)	7,930	3,449	(2,944)
Of which: Impaired assets	5,095	2,680	(2,888)
Memorandum item:
Write-offs	2,061
Memorandum item:
Total loans and advances to customers, excluding the General Governments (Business in Spain)	159,492
Total consolidated assets (total business)	731,856
Impairment and provisions for normal exposures	(5,830)

The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of euros)
	2018	2017	2016
Without secured loan	324	552	801
With secured loan	2,859	4,672	7,129
Terminated buildings	1,861	2,904	3,875
Homes	1,382	2,027	2,954
Other	479	877	921
Buildings under construction	432	462	760
Homes	408	439	633
Other	24	23	127
Land	566	1,306	2,494
Urbanized land	364	704	1,196
Rest of land	202	602	1,298
Total	3,183	5,224	7,930

As of December 31, 2018, 2017 and 2016, 58.5%, 55.6%, and 48.9% of loans to developers were guaranteed with buildings (74.3%, 69.8% and 76.2%, are homes), and only 17.8%, 25.0% and 31.5% by land, of which 64.3%, 53.9% and 48.0% are in urban locations, respectively.

The table below provides the breakdown of the financial guarantees given as of December 31, 2018, 2017 and 2016:

Financial guarantees given (Millions of euros)
	December 2018	December 2017	December 2016
Houses purchase loans	48	64	62
Without mortgage	24	12	18

The information on the retail mortgage portfolio risk (housing mortgage) as of December 31, 2018, 2017 and 2016 is as follows:

December 2018. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	80,159	3,852
Without mortgage	1,611	30
With mortgage	78,548	3,822

December 2017. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	83,505	4,821
Without mortgage	1,578	51
With mortgage	81,927	4,770

December 2016. Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase. (Millions of euros)
	Gross amount	Of which: impaired loans
Houses purchase loans	87,874	4,938
Without mortgage	1,935	93
With mortgage	85,939	4,845

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV Breakdown of mortgage to households for the purchase of a home (Business in Spain) (Millions of euros)"
	Total risk over the amount of the last valuation available (Loan To Value-LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount 2018	14,491	18,822	21,657	13,070	10,508	78,548
of which: Impaired loans	204	323	507	610	2,178	3,822
Gross amount 2017	14,485	18,197	20,778	14,240	14,227	81,927
of which: Impaired loans	293	444	715	897	2,421	4,770
Gross amount 2016	13,780	18,223	20,705	15,967	17,264	85,939
of which: Impaired loans	306	447	747	962	2,383	4,845

Outstanding home mortgage loans as of December 31, 2018, 2017 and 2016 had an average LTV of 49%, 51%, and 47% respectively.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2018
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	2,165	1,252	828	913
Terminated buildings	991	445	274	546
Homes	588	245	144	343
Other	403	200	130	203
Buildings under construction	209	131	96	78
Homes	194	117	85	77
Other	15	14	11	1
Land	965	676	458	289
Urbanized land	892	633	421	259
Rest of land	73	43	37	30
Real estate assets from mortgage financing for households for the purchase of a home	1,797	932	331	865
Rest of foreclosed real estate assets	348	192	40	156
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,345	234	234	1,111
Total	5,655	2,610	1,433	3,045

Additionally, in December 2018, there was an increase of BBVA, S.A.’s stake in Garanti Yatirim Ortakligi AS through its contribution to the capital increase carried out by the latter entity.

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2017
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	6,429	4,350	2,542	2,079
Terminated buildings	2,191	1,184	606	1,007
Homes	1,368	742	366	626
Other	823	442	240	381
Buildings under construction	541	359	192	182
Homes	521	347	188	174
Other	20	12	4	8
Land	3,697	2,807	1,744	890
Urbanized land	1,932	1,458	1,031	474
Rest of land	1,765	1,349	713	416
Real estate assets from mortgage financing for households for the purchase of a home	3,592	2,104	953	1,488
Rest of foreclosed real estate assets	1,665	905	268	760
Equity instruments, investments and financing to non-consolidated companies holding said assets	1,135	325	273	810
Total	12,821	7,684	4,036	5,137

Additionally, in March 2017, there was an increase of BBVA, S.A.’s stake in Testa Residencial through its contribution to the capital increase carried out by the latter entity by contributing assets from the Bank’s real estate assets.

Information about Assets Received in Payment of Debts (Business in Spain) (Millions of euros)
	December 2016
	Gross Value	Provisions	Of which: Valuation adjustments on impaired assets, from the time of foreclosure	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,017	5,290	2,790	2,727
Finished buildings	2,602	1,346	688	1,256
Homes	1,586	801	408	785
Other	1,016	545	280	471
Buildings under construction	665	429	203	236
Homes	642	414	195	228
Other	23	15	8	8
Land	4,750	3,515	1,899	1,235
Urbanized land	3,240	2,382	1,364	858
Rest of land	1,510	1,133	535	377
Real estate assets from mortgage financing for households for the purchase of a home	4,332	2,588	1,069	1,744
Rest of foreclosed real estate assets	1,856	1,006	225	850
Foreclosed equity instruments	1,240	549	451	691
Total	15,445	9,433	4,535	6,012

As of December 31, 2018, 2017 and 2016, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €2,165, €6,429 and €8,017 million, respectively, with an average coverage ratio of 57.8%, 67.7% and 66.0%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of December 31, 2018, 2017 and 2016, amounted to €1,797, €3,592 and €4,332 million, respectively, with an average coverage ratio of 51.9%, 58.6% and 59.7%.

As of December 31, 2018, 2017 and 2016, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €4,310, €11,686 and €14,205 million, respectively. The coverage ratio was 55.1%, 63.0% and 62.5%, respectively.

c) Concentration of risk by geography

Below is a breakdown of the balances of financial instruments recorded in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account impairment losses or loan-loss provisions:

Risks by Geographical Areas. December 2018 (millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	3,979	16,055	1,550	7,057	161	1,150	583	30,536
Equity instruments (*)	3,228	3,669	2,459	1,139	29	212	207	10,944
Debt securities	43,777	14,908	23,134	16,991	8,048	5,274	1,312	113,445
Central banks	-	-	-	-	-	1,982	71	2,052
General governments	36,553	10,675	20,891	13,276	7,887	2,431	164	91,877
Credit institutions	1,130	1,821	573	74	155	297	463	4,514
Other financial corporations	5,769	1,048	227	2,595	5	432	114	10,190
Non-financial corporations	325	1,364	1,443	1,046	1	132	500	4,812
Loans and advances	177,077	43,034	55,248	62,193	45,285	40,007	7,089	429,933
Central banks	294	-	-	-	3,688	342	1,674	6,110
General governments	16,671	329	5,727	5,369	99	1,923	453	30,572
Credit institutions	5,422	13,600	1,476	696	956	984	639	23,774
Other financial corporations	4,616	10,893	1,303	2,255	766	637	304	20,773
Non-financial corporations	51,942	14,317	22,426	32,480	26,813	18,518	3,852	170,349
Households	98,131	3,783	24,316	21,393	12,963	17,602	168	178,355
Total Risk in Financial Assets	228,061	77,666	82,392	87,381	53,523	46,644	9,191	584,858
Loan commitments given	32,582	21,983	14,503	32,136	7,914	8,590	1,252	118,959
Financial guarantees given	3,242	1,708	1,528	796	6,900	989	1,291	16,454
Other Commitments given	15,995	9,229	532	2,118	2,230	2,782	2,213	35,098
Off-balance sheet exposures	51,819	32,920	16,563	35,050	17,043	12,360	4,756	170,511

Total Risks in Financial Instruments	279,880	110,586	98,955	122,430	70,567	59,004	13,947	755,369

(*)  Equity instruments are shown net of valuation adjustment.

Risks by Geographical Areas. December 2017 (Millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	6,336	20,506	1,847	4,573	113	977	921	35,273
Equity instruments (*)	3,539	4,888	2,050	991	36	333	71	11,908
Debt securities	44,773	15,582	21,594	13,280	10,601	5,861	1,450	113,141
Central banks	49	-	-	2,734	-	2,685	-	5,468
General governments	36,658	11,475	19,323	8,894	9,668	2,246	221	88,485
Credit institutions	1,364	2,095	289	98	884	387	752	5,869
Other financial corporations	6,492	994	337	3,026	7	315	194	11,365
Non-financial corporations	259	1,018	1,645	1,262	42	228	234	4,688
Loans and advances	185,597	41,426	50,352	54,315	56,062	42,334	4,585	434,670
Central banks	-	626	-	-	5,299	1,375	-	7,300
General governments	18,116	352	5,868	5,165	152	2,354	398	32,405
Credit institutions	5,564	15,493	1,889	789	1,073	1,145	345	26,297
Other financial corporations	7,769	6,231	588	1,732	1,297	664	270	18,551
Non-financial corporations	54,369	14,615	19,737	29,396	31,691	19,023	3,345	172,175
Households	99,780	4,110	22,269	17,233	16,550	17,773	227	177,942
Total Risk in Financial Assets	240,245	82,401	75,842	73,159	66,812	49,504	7,027	594,990
Loan commitments given	31,100	16,203	1,691	29,539	2,944	11,664	1,126	94,268
Financial guarantees given	4,635	1,427	82	717	7,993	1,174	519	16,546
Other Commitments given	25,279	9,854	1,582	1,879	1,591	3,750	1,804	45,738
Off-balance sheet exposures	61,014	27,484	3,356	32,134	12,527	16,588	3,450	156,552

Total Risks in Financial Instruments	301,259	109,885	79,198	105,293	79,339	66,092	10,477	751,542

(*)  Equity instruments are shown net of valuation adjustment.

Risks by Geographical Areas. December 2016 (Millions of euros)
	Spain	Europe, Excluding Spain	Mexico	USA	Turkey	South America	Other	Total
Derivatives	7,143	26,176	2,719	4,045	175	1,359	1,339	42,955
Equity instruments (*)	4,641	2,303	2,383	831	57	316	706	11,236
Debt securities	49,355	20,325	22,380	18,043	11,695	7,262	1,923	130,983
Central banks	-	-	-	-	-	2,237	16	2,253
General governments	40,172	14,282	19,771	11,446	10,258	2,257	240	98,426
Credit institutions	1,781	2,465	257	112	1,331	1,459	869	8,275
Other financial corporations	6,959	1,181	352	4,142	15	347	379	13,376
Non-financial corporations	443	2,397	2,000	2,343	90	961	418	8,653
Loans and advances	187,717	45,075	52,230	61,739	61,090	58,020	5,067	470,938
Central banks	-	158	21	-	5,722	2,994	-	8,894
General governments	20,741	424	7,262	4,593	217	1,380	256	34,873
Credit institutions	5,225	19,154	1,967	1,351	1,194	1,515	1,011	31,416
Other financial corporations	5,339	6,213	1,171	1,648	1,620	886	214	17,091
Non-financial corporations	54,112	14,818	19,256	34,330	34,471	26,024	3,371	186,384
Households	102,299	4,308	22,552	19,818	17,866	25,221	216	192,281
Total Risk in Financial Assets	248,856	93,880	79,712	84,657	73,016	66,956	9,036	656,112
Loan commitments given	31,477	19,219	13,060	34,449	2,912	5,161	976	107,254
Financial guarantees given	1,853	3,504	121	819	9,184	2,072	714	18,267
Other Commitments given	16,610	14,154	1,364	2,911	2,002	3,779	1,771	42,592
Off-balance sheet exposures	49,940	36,878	14,545	38,179	14,098	11,012	3,461	168,113

Total Risks in Financial Instruments	298,796	130,757	94,257	122,836	87,114	77,968	12,497	824,225

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VII.

The breakdown of loans and advances in the heading of Loans and receivables, impaired by geographical area as of December 31, 2018, 2017 and 2016 is as follows:

Impaired Financial Assets by geographic area (Millions of euros)
	December 2018	December 2017	December 2016
Spain	10,025	13,318	16,812
Rest of Europe	225	549	704
Mexico	1,138	1,124	1,152
South America	1,715	1,468	1,589
The United States	733	631	975
Turkey	2,520	2,311	1,693
Rest of the world	2	-	-
IMPAIRED RISKS	16,359	19,401	22,925

Glossary

Additional Tier 1 Capital	Includes: Preferred stock and convertible perpetual securities and deductions.
Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus, the cumulative amortization using the effective interest rate method of any difference between the initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Associates

Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL. The AFS category belongs to IAS 39 standard, replaced by “Financial Assets at fair value through other comprehensive income” under IFRS 9.

Baseline macroeconomic scenarios

IFRS 9 requires that an entity must evaluate a range of possible outcomes when estimating provisions and measuring expected credit losses, through macroeconomic scenarios. The baseline macroeconomic scenario presents the situation of the particular economic cycle.

Basic earnings per share

Calculated by dividing “Profit attributable to Parent Company” corresponding to ordinary shareholders of the entity by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

Basis risk	Risk arising from hedging exposure to one interest rate with exposure to a rate that reprices under slightly different conditions.
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses.
Business Model

The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). Financial assets are classified on the basis of its business model for managing the financial assets. The Group’s business models shall be determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective and generate cash flows.

Cash flow hedges

Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit or loss.

Commissions

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

•          Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

•          Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•          Fees and commissions generated by a single act are accrued upon execution of that act.

Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.
When preparing these financial statements the following definitions have been used:

•          Cash flows: Inflows and outflows of cash and equivalents.

•          Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

•          Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

•          Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. Such statement distinguishes between income and expenses recognized in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Other comprehensive income ” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

Consolidation method

Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.

Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations:

a)      income and expenses in respect of intragroup transactions are eliminated in full.

b)     profits and losses resulting from intragroup transactions are similarly eliminated.

The carrying amount of the parent's investment and the parent's share of equity in each subsidiary are eliminated.

Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent commitments

Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Control

An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:

a)      Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, i.e. the activities that significantly affect the investee’s returns.

b)     Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.

c)      Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.

Correlation risk

Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.

Credit Valuation Adjustment (CVA)	An adjustment to the valuation of OTC derivative contracts to reflect the creditworthiness of OTC derivative counterparties.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debit Valuation Adjustment (DVA)	An adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity’s own credit risk.
Debt certificates

Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.

Default	An asset will be considered as defaulted whenever it is more than 90 days past due.
Deferred tax assets	Taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit plans

Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Defined contribution plans

Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer's obligations in respect of its employees current and prior years' employment service are discharged by contributions to the fund.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers

Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, which are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
Derivatives - Hedging derivatives

Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.

Diluted earnings per share

Calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company corresponding to ordinary shareholders of the entity, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

Dividends and retributions	Dividend income collected announced during the year, corresponding to profits generated by investees after the acquisition of the stake.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Methods or practices that allow banks to consistently assess risk and attribute capital to cover the economic effects of risk-taking activities.
Effective interest rate (EIR)

Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.

Employee expenses

All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.

Equity

The residual interest in an entity's assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.

Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity, that is after deducting all of its liabilities.
Equity instruments issued other than capital	Includes equity instruments that are financial instruments other than “Capital” and “Equity component of compound financial instruments”.
Equity Method

Is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

Exchange/translation differences

Exchange differences (P&L): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.

Expected Credit Loss (ECL)

Expected credit losses are a probability-weighted estimate of credit losses over the expected life of the financial instrument. Hence, credit losses are the present value of expected cash shortfalls. The measurement and estimate of these expected credit losses should reflect:

1. An unbiased and probability-weighted amount.

2. The time value of money by discounting this amount to the reporting date using a rate that approximates the EIR of the asset, and

3. Reasonable and supportable information that is available without undue cost or effort.

The expected credit losses must be measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate or an approximation thereof (forward looking).

Exposure at default	EAD is the amount of risk exposure at the date of default by the counterparty.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges

Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.

Financial Assets at Amortized Cost

Financial assets that do not meet the definition of financial assets designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.

Financial Assets at fair value through other comprehensive income

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.

Financial guarantees

Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.

Financial guarantees given	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost

Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities' ordinary activities to capture funds, regardless of their instrumentation or maturity.

Goodwill

Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.

Gross income

Sum of net interest income, dividend income, share of profit or loss entities accounted for using the equity method, net fee and commission income, net gains and losses on financial assets and liabilities, net exchange differences and net other operating income.

Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Held for trading (assets and liabilities)

Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.

This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).

Held-to-maturity investments

Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity. The Held-to-maturity category belongs to IAS 39 standard, replaced by IFRS 9.

Impaired financial assets

An asset is credit-impaired according to IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the asset. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)      significant financial difficulty of the issuer or the borrower,

b)      a breach of contract (e.g. a default or past due event),

c)      a lender having granted a concession to the borrower – for economic or contractual reasons relating to the borrower’s financial difficulty – that the lender would not otherwise consider,

d)      it becoming probable that the borrower will enter bankruptcy or other financial reorganization,

e)      the disappearance of an active market for that financial asset because of financial difficulties, or

f)      the purchase or origination of a financial asset at a deep discount that reflects the incurred credit losses.

Income from equity instruments

Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.

Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories

Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.

Investment properties

Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.

Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Joint operation

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets of the arrangement and obligations for the liabilities. A joint venturer shall recognize the following for its participation in a joint operation:

a)   its assets, including any share of the assets of joint ownership;

b)  its liabilities, including any share of the liabilities incurred jointly;

c)   income from the sale of its share of production from the joint venture;

d)  its share of the proceeds from the sale of production from the joint venturer; and

e)   its expenses, including any share of the joint expenses.

A joint venturer shall account for the assets, liabilities, income and expenses related to its participation in a joint operation in accordance with IFRS applicable to the assets, liabilities, income and expenses specific question.

Joint venture

A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognize its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.

Leases

A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

a)      A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.

b)     A lease will be classified as operating lease when it is not a financial lease.

Liabilities included in disposal groups classified as held for sale

The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity's balance sheet at the balance sheet date corresponding to discontinued operations.

Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loans and receivables

Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors. The Loans and receivables category belongs to IAS 39 standard, replaced by “Financial Assets at Amortized Cost” under IFRS 9.

Loss given default (LGD)

It is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Net operating income	Gross income less administrative costs and amortization.
Non performing financial guarantees given

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for financial guarantees given. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non Performing Loans (NPL)

The balance of non performing risks, whether for reasons of default by customers or for other reasons, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.

Non-controlling interests

The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.

Non-current assets and disposal groups held for sale

A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:

a)      it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.

b)     the sale is considered highly probable.

Non-monetary assets

Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.

Option risk	Risks arising from options, including embedded options.
Other financial assets/liabilities at fair value through profit or loss

Instruments designated by the entity from the inception at fair value with changes in profit or loss.

An entity may only designate a financial instrument at fair value through profit or loss, if doing so more relevant information is obtained, because:

a)     It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes called "accounting mismatch") that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases. It might be acceptable to designate only some of a number of similar financial assets or financial liabilities if doing so a significant reduction (and possibly a greater reduction than other allowable designations) in the inconsistency is achieved.

b)     The performance of a group of financial assets or financial liabilities is managed and evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the entity´s key management personnel.

These are financial assets managed jointly with “Liabilities under insurance and reinsurance contracts” measured at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts' fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Other Reserves

This heading is broken down as follows:

    i)           Reserves or accumulated losses of investments in subsidiaries, joint ventures and associate: include the accumulated amount of income and expenses generated by the aforementioned investments through profit or loss in past years.

   ii)           Other: includes reserves different from those separately disclosed in other items and may include legal reserve and statutory reserve.

Other retributions to employees long term	Includes the amount of compensation plans to employees long term.

Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost

It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Probability of default (PD)	It is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.
Provisions for contingent liabilities and commitments

Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.

Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Provisions or (-) reversal of provisions

Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.

Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
Refinancing Operation

An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their loans (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.

Renegotiated Operation

An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.

Repricing risk	Risks related to the timing mismatch in the maturity and repricing of assets and liabilities and off-balance sheet short and long-term positions.

Restructured Operation

An operation whose financial conditions are modified for economic or legal reasons related to the holder's (or holders') current or foreseeable financial difficulties, in order to enable payment of the loan (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the loan, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.

Retained earnings	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution.
Securitization fund

A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.

Share premium	The amount paid in by owners for issued equity at a premium to the shares' nominal value.
Shareholders' funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant increase in credit risk

In order to determine whether there has been a significant increase in credit risk for lifetime expected losses recognition, the Group has develop a two-prong approach:

a)      Quantitative criterion: based on comparing the current expected probability of default over the life of the transaction with the original adjusted expected probability of default. The thresholds used for considering a significant increase in risk take into account special cases according to geographic areas and portfolios.

b)      Qualitative criterion: most indicators for detecting significant risk increase are included in the Group's systems through rating/scoring systems or macroeconomic scenarios, so quantitative analysis covers the majority of circumstances. The Group will use additional qualitative criteria when it considers it necessary to include circumstances that are not reflected in the rating/score systems or macroeconomic scenarios used.

Significant influence

Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (i.e. through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (i.e. through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.

The existence of significant influence by an entity is usually evidenced in one or more of the following ways:

a)      representation on the board of directors or equivalent governing body of the investee;

b)     participation in policy-making processes, including participation in decisions about dividends or other distributions;

c)      material transactions between the entity and its investee;

d)     interchange of managerial personnel; or

e)      provision of essential technical information.

Solely Payments of Principle and Interest (SPPI)

The assessment as to how an asset shall be classified is made on the basis of both the business model for managing the financial asset and the contractual cash flow characteristic of the financial asset (SPPI Criterion). To determine whether a financial asset shall be classified as measured at amortized cost or FVOCI, a

Group assesses (apart from the business model) whether the cash flows from the financial asset represent, on specified dates, solely payments of principal and interest on the principal amount outstanding (SPPI).

Stages

IFRS 9 classifies financial instruments into three categories, which depend on the evolution of their credit risk from the moment of initial recognition. The first category includes the transactions when they are initially recognized - without significant increase in credit risk (Stage 1); the second comprises the operations for which a significant increase in credit risk has been identified since its initial recognition - significant increase in credit risk (Stage 2) and the third one, the impaired operations Impaired  (Stage 3).

The transfer logic is defined in a symmetrical way, whenever the condition that triggered a transfer to Stage 2 is no longer met, the exposure will be transferred to

Stage 1. In the case of forbearances transferred to stage 2, as long as the loan is flagged as forbearance it will keep its status as Stage 2. However, when the loan is not flagged as forbearance it will be transferred back to Stage 1.

Structured credit products	Special financial instrument backed by other instruments building a subordination structure.
Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes:

a)     restricted activities.

b)     a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors y passing on risks and rewards associated with the assets of the structured entity to investors.

c)     insufficient equity to permit the structured entity to finance its activities without subordinated financial support.

d)     financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries

Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity's voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity's voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)     an agreement that gives the parent the right to control the votes of other shareholders;

b)     power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

c)     power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Tax liabilities	All tax related liabilities except for provisions for taxes.
Territorial bonds	Financial assets or fixed asset security issued with the guarantee of portfolio loans of the public sector of the issuing entity.

Tier 1 Capital	Mainly includes: Common stock, parent company reserves, reserves in consolidated companies, non-controlling interests, deductions and others and attributed net income.
Tier 2 Capital	Mainly includes: Subordinated, preferred shares and non- controlling interest.
Unit-link

This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.

Value at Risk (VaR)

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level

VaR figures are estimated following two methodologies:

a)     VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

b)     VaR with smoothing, which weighs more recent market information more heavily. This is a metric which supplements the previous one.

VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

Yield curve risk	Risks arising from changes in the slope and the shape of the yield curve.